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INDEX TO FINANCIAL STATEMENTS

As filed with the Securities and Exchange Commission on September 21, 2010

Registration No. 333-168105

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT
NO. 2 TO

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AMC ENTERTAINMENT HOLDINGS, INC.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7832 (Primary Standard Industrial Classification Code Number)	26-0303916 (I.R.S. Employer Identification Number)

c/o AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105-1977
(816) 221-4000
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Kevin M. Connor, Esq.
Senior Vice President, General Counsel & Secretary
AMC Entertainment Inc.
920 Main Street
Kansas City, Missouri 64105
(816) 221-4000
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of Communications to:
Monica K. Thurmond, Esq. O'Melveny & Myers LLP 7 Times Square New York, New York 10036 (212) 326-2000	Matthew D. Bloch, Esq. Erika L. Weinberg, Esq. Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

         Approximate date of commencement of proposed sale to public: As soon as practicable after the effective date of this Registration Statement.

         If any securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box.    ☐

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

         The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 21, 2010

                Shares

AMC Entertainment Inc.

Common Stock

        This is an initial public offering of shares of common stock of AMC Entertainment Inc. (formerly AMC Entertainment Holdings, Inc.). We are selling an aggregate of                  shares in this offering.

        Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $        and $        per share. We have applied to list the common stock on a national securities exchange under the symbol "AMC".

        The underwriters have an option to purchase up to a maximum of                  additional shares of common stock from us.

        An affiliate of J.P. Morgan Securities Inc., one of the underwriters in this offering, is one of our principal stockholders: J.P. Morgan Partners, LLC, or JPMP. JPMP currently owns approximately    % of our common stock on a fully diluted basis and will own approximately    % of our common stock upon the completion of this offering (assuming the underwriters' option to purchase additional shares is not exercised). As a result of JPMP's current ownership interest in us, this offering is being conducted in accordance with the applicable provisions of the Financial Industry Regulatory Authority, or the FINRA, rules. These rules require, among other things, that the "qualified independent underwriter" (as such term is defined by the rules) participates in the preparation of the registration statement and prospectus and conducts due diligence. Goldman, Sachs & Co. is assuming the responsibilities of acting as the qualified independent underwriter in this offering.

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 15.

	Price to Public	Underwriting Discounts and Commissions	Proceeds to Us

Per Share

Total

        Delivery of the shares of common stock will be made on or about                      , 2010.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

J.P. Morgan		Goldman, Sachs & Co.
Barclays Capital	Citi	Credit Suisse	Deutsche Bank Securities

The date of this prospectus is                      , 2010.

        You should rely only on the information contained in or incorporated by reference in this document. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

 MARKET AND INDUSTRY INFORMATION

        Information regarding market share, market position and industry data pertaining to our business contained in this prospectus consists of our estimates based on data and reports compiled by industry professional organizations, including the Motion Picture Association of America, the National Association of Theatre Owners ("NATO"), Nielsen Media Research, Rentrak Corporation ("Rentrak"), industry analysts and our management's knowledge of our business and markets. Unless otherwise noted in this prospectus, all information provided by the Motion Picture Association of America is for the 2009 calendar year, all information provided by NATO is for the 2009 calendar year and all information provided by Rentrak is as of April 1, 2010.

        Although we believe that the sources are reliable, we have not independently verified market industry data provided by third parties or by industry or general publications. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources. While we are not aware of any misstatements regarding any industry data presented in this prospectus, our estimates involve risks and uncertainties and are subject to changes based on various factors, including those discussed under "Risk Factors" in this prospectus.

ii

PROSPECTUS SUMMARY

        The following summary highlights information contained elsewhere in this prospectus. You should read the entire prospectus carefully, especially the risks of investing in our common stock discussed under "Risk Factors" and our consolidated financial statements and accompanying notes.

        AMC Entertainment Holdings, Inc. ("Parent"), an entity created on June 6, 2007, is the sole stockholder of Marquee Holdings Inc. ("Holdings"). Holdings is a holding company with no operations of its own and has one direct subsidiary, AMC Entertainment Inc. ("AMCE"). Upon completion of this initial public offering, AMCE will be merged with and into Holdings, with Holdings continuing as the surviving entity and then Holdings will be merged with and into Parent, with Parent continuing as the surviving entity (the "Mergers"). Parent will change its name to AMC Entertainment Inc. As used in this prospectus, unless the context otherwise requires, references to "we," "us," "our," the "Company," "AMC" or "AMC Entertainment" refer to Parent and its subsidiaries after giving effect to the Mergers.

        As used in this prospectus, the term "pro forma" refers to, in the case of pro forma financial information, such information after giving pro forma effect to (i) the Mergers, (ii) the Kerasotes Acquisition (as described under "—Recent Developments"), (iii) the NCM Sale (as described under "—Recent Developments") and (iv) this offering and related transactions (collectively, the "Transactions"). Except as stated otherwise herein, the share data set forth in this prospectus reflects the reclassification of Parent's capital stock as described below under "—The Reclassification."

        Parent has a 52-week or 53-week fiscal year ending on the Thursday closest to March 31. Fiscal years 2006, 2007, 2009 and 2010 contained 52 weeks. Fiscal year 2008 contained 53 weeks.

Who We Are

        We are one of the world's leading theatrical exhibition companies. As of July 1, 2010, we owned, operated or held interests in 382 theatres with a total of 5,342 screens, approximately 99% of which were located in the United States and Canada. Our theatres are primarily located in major metropolitan markets, which we believe offer us strategic, operational and financial advantages. We also have a modern, highly productive theatre circuit that leads the industry in key asset quality and performance metrics, such as screens per theatre and per theatre productivity measures. Our industry-leading performance is largely driven by the quality of our theatre sites, our operating practices, which focus on delivering the best customer experience, and, most recently, our implementation of premium sight and sound formats, which we believe will be key components of the future movie-going experience. As of July 1, 2010, we are the largest IMAX exhibitor in the world with a 43% market share in the United States and more than twice the screen count of the second largest U.S. IMAX exhibitor.

        For the 52 weeks ended July 1, 2010 and fiscal year ended April 1, 2010, we generated pro forma revenues of approximately $2.7 billion and $2.7 billion, Adjusted EBITDA (as defined on page 13) of $363.7 million and $365.2 million, and pro forma earnings from continuing operations of $65.0 million and $71.0 million, respectively. We reported revenues of approximately $2.4 billion, Adjusted EBITDA of $327.9 million, earnings from continuing operations of $87.4 million and net earnings of $79.9 million in fiscal 2010. For fiscal 2009 and 2008, we reported revenues of approximately $2.3 billion and $2.3 billion, Adjusted EBITDA of $294.7 million and $347.6 million, losses from continuing operations of $158.8 million and $8.0 million, and net losses of $149.0 million and $6.2 million, respectively.

        We were founded in 1920 and since then have pioneered many of the industry's most important innovations, including the multiplex theatre format in the early 1960s and the North American megaplex theatre format in the mid-1990s. In addition, we have acquired some of the most respected companies in the theatrical exhibition industry, including Loews Cineplex Entertainment Corporation

("Loews"), General Cinema Corporation ("General Cinema") and, more recently, Kerasotes Showplace Theatres, LLC ("Kerasotes"), the acquisition of which is described under "—Recent Developments."

Our Competitive Strengths

        We believe our leadership in major metropolitan markets, superior asset quality and continuous focus on innovation and the guest experience have positioned us well to capitalize disproportionately on trends providing momentum to the theatrical exhibition industry as a whole, particularly the mass adoption of digital and 3D technologies. We also believe our management team is uniquely equipped to execute our strategy to realize this opportunity, making us a particularly effective competitor in our industry and positioning us well for future growth. Our competitive strengths include:

        Major Market Leader.    We maintain the leading market share within our markets. As of July 1, 2010, we operated in 24 of the top 25 Designated Market Areas as defined by Nielsen Media Research ("DMAs") and had the number one or two market share in each of the top 15 DMAs, including New York City, Los Angeles, Chicago, Philadelphia, San Francisco, Dallas and Boston. In addition, 75% of our screens were located in the top 25 DMAs and 89% were located in the top 50 DMAs. Our strong presence in the top DMAs makes our theatres more visible and therefore strategically more important to content providers who rely on these markets for a disproportionately large share of box office receipts. According to Rentrak, during our fiscal 2010, 59% of all U.S. box office receipts were derived from the top 25 DMAs and 75% were derived from the top 50 DMAs. In certain of our densely populated major metropolitan markets, we believe a scarcity of attractive retail real estate opportunities enhances the strategic value of our existing theatres. We also believe the complexity inherent in operating in these major metropolitan markets is a deterrent to other less sophisticated competitors, protecting our market share position.

        We believe that customers in our major metropolitan markets are generally more affluent and culturally diverse than those in smaller markets. Traditionally, our strong presence in these markets has created a greater opportunity to exhibit a broad array of programming and premium formats, which we believe drives higher levels of attendance at our theatres. This has allowed us to generate higher per screen and per theatre operating metrics. For example, our pro forma average ticket price in the United States was $8.39 for our fiscal 2010, as compared to $7.64 for the industry as a whole for the 12 months ended March 31, 2010.

        Modern, Highly Productive Theatre Circuit.    We believe the combination of our strong major market presence, focus on a superior guest experience and core operating strategies enables us to deliver industry-leading theatre level operating metrics. Our circuit averages 14 screens per theatre, which is more than twice the National Association of Theatre Owners average of 6.9 for calendar year 2009 and higher than any of our peers. For the fiscal year ended April 1, 2010, on a pro forma basis, our theatre exhibition circuit generated attendance per average theatre of 594,000 (higher than any of our peers) revenues per average theatre of $7.1 million (approximately 31% higher than our closest peer) and operating cash flows before rent (defined as Adjusted EBITDA before rent and G&A-Other) per average theatre of $2.4 million (approximately 19% higher than our closest peer). Over the past five fiscal years, we invested an average of $131.3 million per year to improve and expand our theatre circuit, contributing to the modern portfolio of theatres we operate today.

        Leader in Deployment of Premium Formats.    We also believe our strong major market presence and our highly productive theatre circuit allow us to take greater advantage of incremental revenue-generating opportunities associated with the premium services that will define the future of the theatrical business, including digital delivery, 3D projection, large screen formats, such as IMAX and our proprietary ETX offering, and alternative programming. As the industry's digital conversion accelerates, we believe we have established a differentiated leadership position in premium formats. For example, we are the world's largest IMAX exhibitor with 85 screens as of July 1, 2010, and we expect to increase our IMAX screen count to 115 by the end of fiscal year 2012. We are able to charge a premium price for the IMAX experience, which, in combination with higher attendance levels, produces average weekly box office per print that is 300% greater than standard 2D versions of the same movie.

        Innovative Growth Initiatives in Food and Beverage.    We believe our theatre circuit is better positioned than our peer competitors' to generate additional revenue from broader and more diverse food and beverage offerings, in part due to our markets' larger, more diverse and more affluent customer base and our management's extensive experience in guest services, specifically within the food and beverage industry. To capitalize on this opportunity, we have introduced proprietary food and beverage offerings in eight theatres as of July 1, 2010, and we intend to deploy these offerings across our theatre circuit based on the needs and specific circumstances of each theatre. Our wide range of food and beverage offerings feature expanded menus, enhanced concession formats and unique in-theatre dining options, which we believe appeals to a larger cross section of potential customers. For example, in fiscal 2009 we converted a small, six-screen theatre in Atlanta, Georgia to an in-theatre dining facility with a separate bar and lounge area. From fiscal 2008 to fiscal 2010, this theatre's attendance increased over 60%, revenues more than doubled, and operating cash flow and margins increased significantly. We plan to continue to invest in enhanced food and beverage offerings across 125 to 150 theatres over the next three years.

        Strong Cash Flow Generation.    We believe that our major market focus and highly productive theatre circuit have enabled us to generate significant and stable cash flow provided by operating activities. For the 52 weeks ended July 1, 2010, on a pro forma basis, our net cash provided by operating activities totaled $203.8 million. For the fiscal year ended April 1, 2010, on a pro forma basis, our net cash provided by operating activities totaled $252.9 million. This strong cash flow will enable us to continue our deployment of premium formats and services and to finance planned capital expenditures without relying on the capital markets for funding. In addition, in future years, we expect to continue to generate cash flow sufficient to allow us to grow our revenues, maintain our facilities, service our indebtedness and make dividend payments to our stockholders.

        Management Team Uniquely Positioned to Execute.    Our management team has a unique combination of industry experiences and skill-sets, equipping them to effectively execute our strategies. Our CEO's broad experience in a number of consumer packaged goods and entertainment-related businesses expands our growth perspectives beyond traditional theatrical exhibition and has increased our focus on providing more value to our guests. Recent additions, including a Chief Marketing Officer and heads of Food and Beverage, Programming and Development/Real Estate, augment our deep bench of industry experience. The expanded breadth of our management team complements the established team that is focused on operational excellence, innovation and successful industry consolidation.

Our Strategy

        Our strategy is to use our modern theatre circuit and major market position to lead the industry in innovation and financial and operating metrics. The use of emerging premium formats and our focus on the guest experience give us a unique opportunity to leverage our theatre circuit and major market position across our platform. Our goal is to maintain our company's and the industry's social relevance and to provide our guests with a superior movie-going experience.

        Capitalize on Premium Formats.    We believe operating a digital theatre circuit, when combined with our major markets' customer base, will enhance our capacity utilization and dynamic pricing capabilities, enable us to achieve higher ticket prices for premium formats, and provide incremental revenue from the exhibition of alternative content such as live concerts, sporting events, Broadway shows, opera and other non-traditional programming. We have already seen success from the Metropolitan Opera, with respect to which, during fiscal 2010, we programmed 23 performances in

75 theatres and charged an average ticket price of $18. Within each of our major markets, we are able to charge a premium for these services relative to our smaller markets. We will continue to broaden our content offerings through the installation of additional IMAX, ETX and RealD systems and the presentation of attractive alternative content. For example:

  •
  We have the leading market share of IMAX MPX digital projection systems. We expect to increase our IMAX screen count to 115 by the end of fiscal year 2012. These IMAX projection systems are slated to be installed in many of our top performing locations in major U.S. markets, each protected by geographic exclusivity.

  •
  As of July 1, 2010, we had installed 1,038 digital projectors in our existing theatre base, representing a 19.4% digital penetration in our theatre circuit. We intend to continue our rapid deployment of digital projectors through our arrangements with Digital Cinema Implementation Partners, LLC ("DCIP") and intend to install 1,150 to 1,250 more digital projectors in fiscal 2011. We lease our digital projection systems from DCIP and therefore do not bear the majority of the cost of the digital projector rollout. Operating a digital theatre circuit provides numerous benefits, which include forming the foundation for 3D formats and alternative programming, allowing for more efficient film operations, lowering costs and enabling a better, more versatile advertising platform.

  •
  To complement our deployment of digital technology, in 2006 we partnered with RealD to install their 3D systems in our theatres. As of July 1, 2010, we had 628 3D-enabled systems. During the past year, 3D films have generated approximately 40% more in attendance than the standard 2D versions of the same film at an additional $1 to $5 per ticket. Concurrent with our digital rollout, we plan on having over 1,500 RealD screens across our theatre circuit by the end of fiscal 2012.

  •
  During fiscal 2010, we introduced our proprietary large-screen digital format, ETX, at four locations. ETX features wall-to-wall screens that are 20% larger than traditional screens, a custom sound system that is three times more powerful than a traditional auditorium, and digital projection with twice the clarity of high definition. We charge a premium price for the ETX experience, which, in combination with higher attendance levels, produces average weekly box office per print that is 140% more than standard 2D versions of the same movie. We plan to install an additional 20 to 25 of our proprietary ETX large screen formats during fiscal 2011.

        Broaden and Enhance Food and Beverage Offerings.    To address consumer trends, we are expanding our menu of premium food and beverage products to include alcohol, healthy items, made-to-order items, customized coffee, hot food items and other gourmet products. We plan to invest across a spectrum of enhanced food and beverage formats, from simple, less capital-intensive concession design improvements to the development of new in-theatre dining options. We have successfully implemented our in-theatre dining offerings to rejuvenate theatres approaching the end of their useful lives as traditional movie theatres and, in some of our larger theatres to more efficiently leverage their additional capacity. The costs of these conversions in some cases are partially covered by investments from the theatre landlord. We plan to continue to invest in enhanced food and beverage offerings across 125 to 150 theatres over the next three years, including approximately 30 theatres that will offer one of our in-theatre dining options.

        Disciplined Approach to Theatre Portfolio Management.    We evaluate the potential for new theatres and, where appropriate, replace underperforming theatres with newer, more modern theatres that offer amenities consistent with our portfolio. We also intend to selectively pursue acquisitions where the characteristics of the location, overall market and facilities further enhance the quality of our theatre portfolio. We presently have no current plans, proposals or understandings regarding any such acquisitions. Historically, we have demonstrated a successful track record of integrating acquisitions such as Loews, General Cinema and Kerasotes. For example, our January 2006 acquisition of Loews combined two leading theatrical exhibition companies, each with a long history of operating in the industry, thereby increasing the number of screens we operated by 47%.

        Maximize Guest Engagement and Loyalty.    In addition to differentiating the AMC Entertainment movie-going experience by deploying new sight and sound formats, as well as food and beverage offerings, we are also focused on creating differentiation through guest marketing. We are already the most recognized theatre exhibition brand, with almost 60% brand awareness in the United States. We are actively marketing our own "AMC experience" message to our customers, focusing on every aspect of a customer's engagement with AMC, from the moment a guest visits our website or purchases a ticket to the moment he leaves our theatre. We have also refocused our marketing to drive active engagement with our customers through a redesigned website, Facebook, Twitter and push email campaigns. As of August 19, 2010, we had approximately 229,000 friends on Facebook, and we engaged directly with our guests via close to 32 million emails in fiscal 2010. In addition, our frequent moviegoer loyalty program is scheduled to re-launch during 2011 with a new, more robust fee-based program. Our loyalty program currently has approximately 1.5 million active members.

        Continue to Achieve Operating Efficiencies.    We believe that the size of our theatre circuit, our major market concentration and the breadth of our operations will allow us to continue to achieve economies of scale and further improve operating margins. Our operating strategies are focused in the following areas:

  •
  Optimizing our pricing model and yield management through implementation of value-oriented pricing during periods of low capacity utilization balanced with more aggressive pricing during peak operating periods and for higher perceived value offerings such as premium formats, reserved seating and in-theatre dining amenities. By building upon our highly productive theatre circuit and our ongoing development of premium experiences, we have increased our pricing power in the marketplace.

  •
  Enhancing focus on leveraging our scale to lower our cost of doing business without sacrificing quality or the important elements of guest satisfaction. For example, during fiscal 2010, we reorganized our procurement function and implemented a number of other initiatives that allowed for vendor consolidation, more targeted marketing and promotional efforts, and energy management programs that generated an aggregate annual savings of approximately $15.5 million.

  •
  Lowering occupancy costs in many of our facilities by renegotiating rental agreements with landlords, strictly enforcing co-tenancy provisions and effective auditing of common area billings. In fiscal 2010, we negotiated rental reductions and enforced co-tenancy provisions in 15 of our leases, generating savings of $8.1 million.

Our Industry

        We believe the theatrical exhibition industry is and will continue to be attractive for a number of key reasons, including:

        Adoption of Digital Technology.    The theatrical exhibition industry is in the initial stages of converting from film-based to digital projection technology. Digital projection results in a premium visual experience for patrons, and digital content gives the theatre operator greater flexibility in programming. The industry will benefit from the conversion to digital delivery, alternative content, 3D formats and dynamic pricing models. As theatre exhibitors have adopted digital technology, the theatre circuits have shown enhanced productivity, profitability and efficiency. Digital technology has increased attendance and average ticket prices. Digital technology also facilitates live and pre-recorded networked and single-site meetings and corporate events in movie theatres and will allow for the distribution of live and pre-recorded entertainment content and the sale of associated sponsorships.

        Long History of Steady Growth.    The theatrical exhibition industry has produced steady growth in revenues over the past several decades. In recent years, net new build activity has slowed, and screen count has rationalized and is expected to decline in the near term before stabilizing, thereby increasing revenue per screen for existing theatres. The combination of the popularity of movie-going, its steady long-term growth characteristics, industry consolidation that has resulted in more rational capital deployment and the industry's relative maturity makes theatrical exhibition a high cash flow generating business. Box office revenues in the United States and Canada have increased from $5.0 billion in 1989 to $10.6 billion in 2009, driven by increases in both ticket prices and attendance across multiple economic cycles. The industry has also demonstrated its resilience to economic downturns; during four of the last six recessions, attendance and box office revenues grew an average of 8.1% and 12.3%, respectively.

        A Highly Popular and Affordable Out-of-Home Entertainment Experience.    Going to the movies has been one of the most popular and affordable out-of-home entertainment options for decades. The estimated average price of a movie ticket was $7.50 in calendar 2009, considerably less than other out-of-home entertainment alternatives such as concerts and sporting events. In calendar 2009, attendance at indoor movie theatres in the United States and Canada was 1.4 billion. This contrasts with the 119 million combined annual attendance generated by professional baseball, basketball and football over the same time period.

        Importance to Content Providers.    We believe that the theatrical success of a motion picture is often the key determinant in establishing the film's value in the other parts of its product life cycle, such as DVD, cable television, merchandising and other ancillary markets. For each $1 of theatrical box office receipts, an average of $1.33 of additional revenue is generated in the remainder of a film's product life cycle. As a result, we believe motion picture studios will continue to work cooperatively with theatrical exhibitors to ensure the continued importance of the theatrical window.

Recent Developments

        On May 24, 2010, we completed the acquisition of 92 theatres and 928 screens from Kerasotes (the "Kerasotes Acquisition"). Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. More than three quarters of the Kerasotes theatres feature stadium seating and almost 90% have been built since 1994. The purchase price for the Kerasotes theatres paid in cash at closing was $276.8 million, net of cash acquired, and is subject to working capital and other purchase price adjustments. We paid working capital and other purchase price adjustments of $3.8 million during the second quarter of fiscal 2011, based on the final closing date working capital and deferred revenue amounts and have accrued for this amount as part of the total estimated purchase price. The acquisition of Kerasotes significantly increased our size. For additional information about the Kerasotes acquisition, see the notes to our unaudited consolidated financial statements for the 13-week period ended July 1, 2010 included elsewhere in this prospectus.

        We are a founding member of National CineMedia ("NCM"), a digital cinema screen advertising venture, which we took public in February 2007. NCM operates an in-theatre digital network in the United States. The digital network consists of projectors used to display advertising and other non-film events. All of the Kerasotes theatres and substantially all of the screens we acquired in the Kerasotes Acquisition, which since January 2008 have been included in a network affiliate agreement with NCM that terminated as part of the Kerasotes Acquisition, became part of our long-term Exhibitor Services Agreement with NCM. Accordingly, the Kerasotes Acquisition triggered the adjustment of our membership units pursuant to the Common Unit Adjustment Agreement (the "CSU Agreement") we have with NCM, National CineMedia, LLC ("NCM LLC") and the other founding members of NCM LLC as a result of an extraordinary increase in attendance by approximately 4.5%. Pursuant to the terms of the CSU Agreement, we received an additional 6,510,209 units in NCM LLC, which increased our total ownership to 25,458,613 units, representing a 23.05% interest in NCM. In connection with the termination of the NCM/Kerasotes network affiliate agreement, we are required to reimburse NCM approximately $2.9 million for the current net book value of NCM's capital expenditures invested in digital network technology within the acquired Kerasotes theatres prior to the Kerasotes Acquisition date.

        All of our NCM LLC membership units are redeemable for, at the option of NCM, cash or shares of common stock of National CineMedia, Inc. ("NCM Inc.") on a share-for-share basis. On August 18, 2010, AMC ShowPlace Theatres, Inc. ("AMC ShowPlace") redeemed 6.5 million of its NCM LLC membership units for a like number of shares of NCM Inc. common stock, which it sold in an underwritten public offering for $16.00 per share (the "NCM Sale"), reducing our investment in NCM by $36.7 million, the average carrying amount of the shares sold. We received approximately $99.6 million in proceeds after deducting related fees and expenses payable by us, resulting in a gain on sale of $62.9 million. On September 8, 2010, AMC ShowPlace and American Multi-Cinema, Inc. redeemed an additional 10,209 and 144,984 NCM membership units, respectively, and sold them to the underwriters to cover over-allotments at $16.00 per share, further reducing our investment in NCM by $855,000, the average carrying amount of the shares sold. We received approximately $2.4 million of net proceeds from this sale, resulting in a gain on sale of $1.5 million. The net proceeds will be used for general corporate purposes, including repaying indebtedness and to pursue accretive acquisitions as they become available.

The Reclassification

        Prior to consummating this offering, we intend to reclassify each share of the Company's existing Class A common stock, Class N common stock and Class L common stock. Pursuant to the reclassification, each holder of shares of Class A common stock, Class N common stock and Class L common stock will receive               shares of common stock for one share of Class A common stock, Class L common stock or Class N common stock. The transactions described in this paragraph are referred to in this prospectus as the "Reclassification."

        Currently, investment vehicles affiliated with J.P. Morgan Partners, LLC (collectively, "JPMP"), Apollo Investment Fund V, L.P. and certain related investment funds (collectively, "Apollo"), JPMP's and Apollo's co-investors, funds associated with Bain Capital Partners, LLC ("Bain"), affiliates of The Carlyle Group (collectively, "Carlyle"), affiliates of Spectrum Equity Investors (collectively, "Spectrum"), and management hold 100% of our outstanding common stock. JPMP, Apollo, Bain, Carlyle and Spectrum are collectively referred to in this prospectus as the "Sponsors." After giving effect to the Reclassification and this offering, the Sponsors will hold               shares of our common stock, representing approximately       % of our outstanding common stock, and will have the power to control our affairs and policies including with respect to the election of directors (and through the election of directors the appointment of management), the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. The governance agreements will provide that, initially, the Sponsors will collectively have the right to designate eight directors (out of a total of 10 initial board members) and that each will vote for the others' nominees. The number of Sponsor-designated directors will be reduced as the Sponsors' ownership percentage reduces, such that the Sponsors will not have the ability to nominate a majority of the board of directors once their collective ownership (together with the share ownership held by the JPMP and Apollo co-investors) becomes less than 50.1%. However, because our board of directors will be divided into three staggered classes, the Sponsors may be able to influence or control our affairs and policies even after they cease to own 50.1% of our outstanding common stock during the period in which the Sponsors' nominees finish their terms as members of our board but in any event no longer than would be permitted under applicable law and national securities exchange listing requirements. See "Certain Relationships and Related Party Transactions—Governance Agreements." Pursuant to the Fee Agreement as described under the heading "Certain Relationships and Related Party Transactions—Fee Agreement," upon consummation of this offering, the Sponsors will receive an automatic fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement and our obligation to pay annual management fees will terminate. We estimate that our aggregate payment to the Sponsors would have been $28.2 million had the offering occurred on July 1, 2010.

Risk Factors

        The "Risk Factors" section included in this prospectus contains a discussion of factors that you should carefully read and consider before deciding to invest in shares of our common stock.

Corporate Information

        We are a Delaware corporation. Our principal executive offices are located at 920 Main Street, Kansas City, Missouri 64105. The telephone number of our principal executive offices is (816) 221-4000. We maintain a website at www.amcentertainment.com, on which we will post our key corporate governance documents, including our board committee charters and our code of ethics. We do not incorporate the information on our website into this prospectus and you should not consider any information on, or that can be accessed through, our website as part of this prospectus.

The Offering

Common stock offered	shares
Common stock to be outstanding immediately after this offering	shares
Option to purchase additional shares	We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to additional shares from us at the initial public offering price less underwriting discounts and commissions.
Common stock voting rights	Each share of our common stock will entitle its holder to one vote per share.
Dividend policy

We intend to pay cash dividends commencing from the closing date of this offering. We expect that our first dividend will be with respect to the    quarter of fiscal 2011. The declaration and payment of future dividends to holders of our common stock will be at the sole discretion of our board of directors and will depend upon many factors, including our financial condition, earnings, legal requirements, restrictions in our senior secured credit facility and the indentures governing our debt securities and other factors our board of directors deem relevant. See "Risk Factors—We may not generate sufficient cash flows or have sufficient restricted payment capacity under our senior secured credit facility or the indentures governing our debt securities to pay our intended dividends on the common stock," "Dividend Policy," "Management's Discussion and Analysis of Financial Condition and Results of Operations—Commitments and Contingencies," "Description of Certain Indebtedness" and "Description of Capital Stock."

Use of proceeds

We estimate that our net proceeds from this offering without exercise of the option to purchase additional shares will be approximately $             million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $            per share, which represents the midpoint of the range set forth on the front cover of this prospectus. We intend to use the net proceeds to us, together with cash on hand, to: first, repay all $201.0 million of the loans outstanding under the Parent's term loan facility plus accrued and unpaid interest; second, to retire all $240.8 million of our outstanding 12% senior discount notes due 2014 plus accrued and unpaid interest; and third, to pay a $28.2 million lump sum payment to the Sponsors pursuant to the Fee Agreement with our Sponsors. Affiliates of certain of the underwriters are holders of our outstanding 12% senior discount notes due 2014 and will receive a portion of our net proceeds from this offering. See "Use of Proceeds."

Proposed national securities exchange trading symbol	"AMC"

        Unless otherwise stated herein, the information in this prospectus (other than our historical financial statements and historical financial data) assumes that:

  •
  the Reclassification has been completed;

  •
  the underwriters have not exercised their option to purchase up to                additional shares of common stock from us;

  •
  the initial offering price is $        per share, the midpoint of the range set forth on the cover page of this prospectus; and

  •
  our amended and restated certificate of incorporation and amended and restated bylaws are in effect, pursuant to which the provisions described under "Description of Capital Stock" will become operative.

        In the Reclassification, each holder of shares of Parent's Class A common stock, Class L common stock and Class N common stock will receive                      shares of common stock for one share of Class A common stock, Class L common stock or Class N common stock. The number of shares of common stock to be outstanding after completion of this offering is based on                     shares of our common stock to be sold in this offering and, except where we state otherwise, the common stock information we present in this prospectus excludes, as of                    , 2010:

  •
  shares of common stock issuable upon the exercise of outstanding employee options, at                    , 2010, at a weighted average exercise price of $      per share; and

  •
  shares of common stock we will reserve for future issuance under our equity incentive plan.

Summary Historical and Unaudited Pro Forma Financial and Operating Data

        The following summary historical financial data sets forth our historical financial and operating data for the 13 weeks ended July 1, 2010 and July 2, 2009 and the fiscal years ended April 1, 2010, April 2, 2009 and April 3, 2008 and have been derived from the Company's consolidated financial statements and related notes for such periods included elsewhere in this prospectus. The historical financial data set forth below is qualified in its entirety by reference to the Company's consolidated financial statements and the notes thereto included elsewhere in this prospectus.

        The following summary unaudited pro forma financial and operating data sets forth our unaudited pro forma combined balance sheet as of July 1, 2010 and unaudited pro forma combined statement of operations for the 13 weeks ended July 1, 2010, the 52 weeks ended July 1, 2010 and the 52 weeks ended April 1, 2010. The pro forma financial data has been derived from the Company's historical consolidated financial information, including the notes thereto, and the Kerasotes historical financial information, including the notes thereto, included elsewhere in this prospectus, and has been prepared based on the Company's historical consolidated financial statements and the Kerasotes historical financial statements included elsewhere in this prospectus. The unaudited pro forma combined balance sheet gives pro forma effect to the Transactions as if they had occurred on July 1, 2010. The unaudited pro forma combined statement of operations data gives pro forma effect to the Transactions as if they had occurred on April 3, 2009. The summary unaudited pro forma financial and operating data is based on certain assumptions and adjustments and does not purport to present what the Company's actual results of operations would have been had the Transactions and events reflected by them in fact occurred on the dates specified, nor is it necessarily indicative of the results of operations that may be achieved in the future. The summary unaudited pro forma financial data should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Information," the historical consolidated financial statements, including the notes thereto, of the Company and of Kerasotes, the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's other financial data presented elsewhere in this prospectus.

        The summary historical financial and operating data presented below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", our historical consolidated financial statements, including the notes thereto, and the Kerasotes historical financial statements, including the notes thereto, included in this prospectus.

	Pro Forma			Historical
				13 Weeks Ended		Years Ended(1)(2)
	13 Weeks Ended July 1, 2010	52 Weeks Ended July 1, 2010(3)	52 Weeks Ended April 1, 2010(3)	13 Weeks Ended July 1, 2010	13 Weeks Ended July 2, 2009	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
	(in thousands, except per share and operating data)
Statement of Operations Data:
Total revenues	$671,381	$2,651,315	$2,683,755	$640,952	$635,312	$2,417,739	$2,265,487	$2,333,044

Operating Costs and Expenses:
Cost of operations	436,186	1,758,478	1,785,080	406,960	418,443	1,612,260	1,486,457	1,502,578
Rent	119,350	476,796	479,590	114,554	112,373	440,664	448,803	439,389
General and administrative:
Merger, acquisition and transactions costs	5,856	8,002	2,578	5,856	432	2,578	1,481	7,310
Management fee	—	—	—	1,250	1,250	5,000	5,000	5,000
Other	14,722	72,929	75,241	13,071	13,282	58,274	53,800	39,084
Depreciation and amortization	52,162	211,283	213,582	48,603	48,788	188,342	201,413	222,111
Impairment of long-lived assets	—	3,765	3,765	—	—	3,765	73,547	8,933

Operating costs and expenses	628,276	2,531,253	2,559,836	590,294	594,568	2,310,883	2,270,501	2,224,405

	Pro Forma			Historical
				13 Weeks Ended		Years Ended(1)(2)
	13 Weeks Ended July 1, 2010	52 Weeks Ended July 1, 2010	52 Weeks Ended April 1, 2010	13 Weeks Ended July 1, 2010	13 Weeks Ended July 2, 2009	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
	(in thousands, except per share and operating data)
Operating income (loss)	$43,105	$120,062	$123,919	$50,658	$40,744	$106,856	$(5,014)	$108,639
Other income	(1,939)	(13,271)	(2,559)	(1,939)	(73,283)	(87,793)	(14,139)	(12,932)
Interest expense	34,617	136,799	132,110	44,947	40,494	174,091	188,681	204,226
Equity in (earnings) loss of non-consolidated entities(4)	3,062	(20,976)	(30,300)	1,766	(6,262)	(30,300)	(24,823)	(43,019)
Investment income(5)	(69)	(31)	(89)	(69)	(127)	(287)	(1,759)	(24,013)

Earnings (loss) from continuing operations before income taxes	7,434	17,541	24,757	5,953	79,922	51,145	(152,974)	(15,623)
Income tax provision	6,950	(47,450)	(46,200)	6,450	32,700	(36,300)	5,800	(7,580)

Earnings (loss) from continuing operations	$484	$64,991	$70,957	$(497)	$47,222	$87,445	$(158,774)	$(8,043)

Basic earnings (loss) from continuing operations per share				$(0.39)	$36.93	$68.38	$(123.93)	$(6.27)
Diluted earnings (loss) from continuing operations per share				(0.39)	$36.93	68.24	(123.93)	(6.27)
Average shares outstanding:
Basic				1,278.82	1,278.82	1,278.82	1,281.20	1,282.65
Diluted				1,278.82	1,278.82	1,281.42	1,281.20	1,282.65
Balance Sheet Data (at period end):
Cash and equivalents	$426,787			$401,870		$611,593	$539,597	$111,820
Corporate borrowings, including current portion	1,831,515			2,273,325		2,271,914	2,394,586	2,287,521
Other long-term liabilities	343,397			343,397		309,591	308,702	350,250
Capital and financing lease obligations, including current portion	68,879			68,879		57,286	60,709	69,983
Stockholders' equity	875,649			440,674		439,542	378,484	506,731
Total assets	3,950,434			3,968,204		3,774,912	3,774,894	3,899,128
Other Data:
Adjusted EBITDA(6)	$103,779	$363,666	$365,162	$98,967	$94,634	$327,859	$294,705	$347,638
Net cash provided by operating activities	41,379	203,851	252,904	35,317	83,872	198,936	167,249	201,209
Capital expenditures	(13,988)	(105,789)	(99,109)	(13,988)	(7,307)	(97,011)	(121,456)	(171,100)
Proceeds from sale/leasebacks	—	—	6,570	—	—	6,570	—	—
Operating Data (at period end):
Screen additions	32	32	6	960	6	6	83	136
Screen dispositions	15	112	105	131	8	105	77	196
Average screens—continuing operations(7)	5,217	5,245	5,271	4,834	4,534	4,485	4,545	4,561
Number of screens operated	5,316	5,316	5,299	5,342	4,610	4,513	4,612	4,606
Number of theatres operated	380	380	378	382	307	297	307	309
Screens per theatre	14.0	14.0	14.0	14.0	15.0	15.2	15.0	14.9
Attendance (in thousands)—continuing operations(7)	54,451	219,511	225,222	51,619	53,703	200,285	196,184	207,603

(1)
A cash dividend of $652.8 million was declared on common stock for fiscal 2008. There were no other cash dividends declared on common stock.

(2)
Fiscal 2008 includes 53 weeks. All other years have 52 weeks.

(3)
The pro forma statement of operations and other data for the 52 weeks ended July 1, 2010, which are unaudited, have been calculated by subtracting the pro forma data for the 13 weeks ended July 2, 2009 from the pro forma data for the 52 weeks ended April 1, 2010 and adding the data for the 13 weeks ended July 1, 2010. This presentation is not in accordance with U.S. GAAP. We believe that this presentation provides useful information to investors regarding our recent financial performance, and we view this presentation of the four most recently completed fiscal quarters as a key measurement period for investors to assess our historical results. In addition, our management uses trailing four quarter financial information to evaluate our financial performance for ongoing planning purposes, including a continuous assessment of our financial performance in comparison to budgets and internal projections. We also use trailing four quarter financial data to test compliance with covenants under our senior secured credit facility. This presentation has limits as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP. See "Unaudited Pro Forma Condensed Consolidated Financial Information" for further discussion of the calculation of unaudited pro forma financial data for the 52 weeks ended July 1, 2010.

(4)
During fiscal 2010, fiscal 2009 and fiscal 2008, equity in earnings including cash distributions from NCM were $34.4 million, $27.7 million and $22.2 million, respectively. During fiscal 2008, equity in (earnings) losses of non-consolidated entities includes a gain of $18.8 million from the sale of Hoyts General Cinema South America.

(5)
Includes gain of $16.0 million for the 53 weeks ended April 3, 2008 from the sale of our investment in Fandango, Inc. ("Fandango").

(6)
We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as earnings (loss) from continuing operations plus (i) income tax provisions (benefit), (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items. Set forth below is a reconciliation of Adjusted EBITDA to earnings (loss) from continuing operations, our most comparable GAAP measure:

	Pro Forma			Historical
				13 weeks Ended		Years Ended(1)(2)
	13 Weeks Ended July 1, 2010	52 Weeks Ended July 1, 2010	52 Weeks Ended April 1, 2010	13 Weeks Ended July 1, 2010	13 Weeks Ended July 2, 2009	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
	(in thousands, except per share and operating data)
Earnings (loss) from continuing operations	$484	$64,991	$70,957	$(497)	$47,222	$87,445	$(158,774)	$(8,043)
Plus:
Income tax provision (benefit)	6,950	(47,450)	(46,200)	6,450	32,700	(36,300)	5,800	(7,580)
Interest expense	34,617	136,799	132,110	44,947	40,494	174,091	188,681	204,226
Depreciation and amortization	52,162	211,283	213,582	48,603	48,788	188,342	201,413	222,111
Impairment of long-lived assets	—	3,765	3,765	—	—	3,765	73,547	8,933
Certain operating expenses(a)	581	5,724	6,099	(9,475)	956	6,099	1,517	(16,248)
Equity in earnings of non-consolidated entities	3,062	(20,976)	(30,300)	1,766	(6,262)	(30,300)	(24,823)	(43,019)
Investment income	(69)	(31)	(89)	(69)	(127)	(287)	(1,759)	(24,013)
Other (income) expense(b)	—	450	11,276	—	(71,230)	(73,958)	—	(1,246)
General and administrative expense:
Merger, acquisition and transaction costs	5,856	8,002	2,578	5,856	432	2,578	1,481	7,310
Management fee	—	—	—	1,250	1,250	5,000	5,000	5,000
Stock-based compensation expense	136	1,109	1,384	136	411	1,384	2,622	207

Adjusted EBITDA(c)(d)	$103,779	$363,666	$365,162	$98,967	$94,634	$327,859	$294,705	$347,638

  (a)
  Amounts represent preopening expense, theatre and other closure expense (income) and disposition of assets and other gains included in operating expenses.

  (b)
  Other expense for fiscal 2010, on a pro forma basis, is comprised of the loss on extinguishment of indebtedness related to the cash tender offer and remaining redemption with respect to our 8 5/8% senior notes due 2012. Other expense for fiscal 2010, on a historical basis, includes a gain on extinguishment of indebtedness of $85.2 million related to the Parent's term loan facility partially offset by the loss on extinguishment of indebtedness related to the cash tender offer and remaining redemption with respect to our 8 5/8% senior notes due 2012. Other income for fiscal 2008 is comprised of recoveries for property loss related to Hurricane Katrina.

  (c)
  Does not reflect reduction in costs we anticipate that we will achieve relating to modifications made to our RealD and IMAX agreements in fiscal 2011. Had the modifications to the RealD and IMAX agreements been in place at the beginning of our fiscal 2010, we would have reduced our operating costs by $8.6 million. Also does not reflect the anticipated synergies and cost savings related to the Kerasotes Acquisition that we expect to derive from increased ticket and concession revenues at the former Kerasotes locations as a result of moving to our operating practices, decreased costs for newspaper advertising and concessions for those locations, and general and administrative expense savings, particularly with respect to the consolidation of corporate overhead functions and elimination of redundancies. Based on the cost savings initiatives we have implemented since the Kerasotes Acquisition, which include reductions in salaries, reductions in newspaper advertising costs, savings achieved in respect of concession costs and theatre operating expenses, as well as reduced rent expense, we estimate that we will achieve annual savings of $12.8 million.

  (d)
  The acquisition of Kerasotes contributed approximately $10.0 million in Adjusted EBITDA during the period of May 24, 2010 to July 1, 2010.

Adjusted EBITDA and Pro Forma Adjusted EBITDA are non-GAAP financial measures commonly used in our industry and should not be construed as an alternative to net earnings (loss) as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with GAAP). Adjusted EBITDA and Pro Forma Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included Adjusted EBITDA and Pro Forma Adjusted EBITDA because we believe they provide management and investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt. In addition, we use Adjusted EBITDA for incentive compensation purposes.

Adjusted EBITDA and Pro Forma Adjusted EBITDA have important limitations as analytical tools, and you should not consider them in isolation, or as substitutes for analysis of our results as reported under U.S. GAAP. For example, Adjusted EBITDA:

•
does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;

•
does not reflect changes in, or cash requirements for, our working capital needs;

•
does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

•
excludes tax payments that represent a reduction in cash available to us;

•
does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; and

•
does not reflect management fees that may be paid to our sponsors.

(7)
Includes consolidated theatres only.

RISK FACTORS

        Before you decide to purchase shares of our common stock, you should understand the high degree of risk involved. You should consider carefully the following risks and other information in this prospectus, including our pro forma and historical financial statements and related notes. If any of the following risks actually occur, our business, financial condition and operating results could be adversely affected. As a result, the trading price of our common stock could decline, perhaps significantly.

Risks Related to Our Industry

We have no control over distributors of the films and our business may be adversely affected if our access to motion pictures is limited or delayed.

        We rely on distributors of motion pictures, over whom we have no control, for the films that we exhibit. Major motion picture distributors are required by law to offer and license film to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis. Our business depends on maintaining good relations with these distributors, as this affects our ability to negotiate commercially favorable licensing terms for first-run films or to obtain licenses at all. Our business may be adversely affected if our access to motion pictures is limited or delayed because of deterioration in our relationships with one or more distributors or for some other reason. To the extent that we are unable to license a popular film for exhibition in our theatres, our operating results may be adversely affected.

We depend on motion picture production and performance.

        Our ability to operate successfully depends upon the availability, diversity and appeal of motion pictures, our ability to license motion pictures and the performance of such motion pictures in our markets. We license first-run motion pictures, the success of which has increasingly depended on the marketing efforts of the major motion picture studios. Poor performance of, or any disruption in the production of these motion pictures (including by reason of a strike or lack of adequate financing), or a reduction in the marketing efforts of the major motion picture studios, could hurt our business and results of operations. Conversely, the successful performance of these motion pictures, particularly the sustained success of any one motion picture, or an increase in effective marketing efforts of the major motion picture studios, may generate positive results for our business and operations in a specific fiscal quarter or year that may not necessarily be indicative of, or comparable to, future results of operations. In addition, a change in the type and breadth of movies offered by motion picture studios may adversely affect the demographic base of moviegoers.

We are subject, at times, to intense competition.

        Our theatres are subject to varying degrees of competition in the geographic areas in which we operate. Competitors may be national circuits, regional circuits or smaller independent exhibitors. Competition among theatre exhibition companies is often intense with respect to the following factors:

  •
  Attracting patrons.  The competition for patrons is dependent upon factors such as the availability of popular motion pictures, the location and number of theatres and screens in a market, the comfort and quality of the theatres and pricing. Many of our competitors have sought to increase the number of screens that they operate. Competitors have built or may be planning to build theatres in certain areas where we operate, which could result in excess capacity and increased competition for patrons.

  •
  Licensing motion pictures.  We believe that the principal competitive factors with respect to film licensing include licensing terms, number of seats and screens available for a particular picture, revenue potential and the location and condition of an exhibitor's theatres.

  •
  Low barriers to entry.  We must compete with exhibitors and others in our efforts to locate and acquire attractive sites for our theatres. In areas where real estate is readily available, there are few barriers to entry that prevent a competing exhibitor from opening a theatre near one of our theatres.

        The theatrical exhibition industry also faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems and from other forms of in-home entertainment.

Industry-wide screen growth has affected and may continue to affect the performance of some of our theatres.

        In recent years, theatrical exhibition companies have emphasized the development of large megaplexes, some of which have as many as 30 screens in a single theatre. The industry-wide strategy of aggressively building megaplexes generated significant competition and rendered many older, multiplex theatres obsolete more rapidly than expected. Many of these theatres are under long-term lease commitments that make closing them financially burdensome, and some companies have elected to continue operating them notwithstanding their lack of profitability. In other instances, because theatres are typically limited use design facilities, or for other reasons, landlords have been willing to make rent concessions to keep them open. In recent years, many older theatres that had closed are being reopened by small theatre operators and in some instances by sole proprietors that are able to negotiate significant rent and other concessions from landlords. As a result, there has been growth in the number of screens in the U.S. and Canadian exhibition industry from 2005 to 2008. This has affected and may continue to affect the performance of some of our theatres. The number of screens in the U.S. and Canadian exhibition industry slightly declined from 2008 to 2009.

An increase in the use of alternative film delivery methods or other forms of entertainment may drive down our attendance and limit our ticket prices.

        We compete with other film delivery methods, including network, syndicated cable and satellite television, DVDs and video cassettes, as well as video-on-demand, pay-per-view services and downloads via the Internet. We also compete for the public's leisure time and disposable income with other forms of entertainment, including sporting events, amusement parks, live music concerts, live theatre and restaurants. An increase in the popularity of these alternative film delivery methods and other forms of entertainment could reduce attendance at our theatres, limit the prices we can charge for admission and materially adversely affect our business and results of operations.

Our results of operations may be impacted by shrinking video release windows.

        Over the last decade, the average video release window, which represents the time that elapses from the date of a film's theatrical release to the date a film is available on DVD, an important downstream market, has decreased from approximately six months to approximately three to four months. If patrons choose to wait for a DVD release rather than attend a theatre for viewing the film, it may adversely impact our business and results of operations, financial condition and cash flows. Film studios are currently considering a premium video on demand product which could also cause the release window to shrink further. We cannot assure you that this release window, which is determined by the film studios, will not shrink further or be eliminated altogether, which could have an adverse impact on our business and results of operations.

Development of digital technology may increase our capital expenses.

        The industry is in the process of converting film-based media to digital-based media. We, along with some of our competitors, have commenced a roll-out of digital equipment for exhibiting feature films and plan to continue the roll-out through our joint venture DCIP. However, significant obstacles exist that impact such a roll-out plan, including the cost of digital projectors, and the supply of projectors by manufacturers. During fiscal 2010, DCIP completed its formation and $660 million funding to facilitate the financing and deployment of digital technology in our theatres. We cannot assure you that DCIP will be able to obtain sufficient additional financing to be able to purchase and lease to us the number of digital projectors ultimately needed for our roll-out or that the manufacturers will be able to supply the volume of projectors needed for our roll-out. As a result, our roll-out of digital equipment could be delayed or not completed at all.

General political, social and economic conditions can reduce our attendance.

        Our success depends on general political, social and economic conditions and the willingness of consumers to spend money at movie theatres. If going to motion pictures becomes less popular or consumers spend less on concessions, which accounted for 27% of our revenues in fiscal 2010, our operations could be adversely affected. In addition, our operations could be adversely affected if consumers' discretionary income falls as a result of an economic downturn. Political events, such as terrorist attacks, could cause people to avoid our theatres or other public places where large crowds are in attendance.

Risks Related to Our Business

Our substantial debt could adversely affect our operations and prevent us from satisfying those debt obligations.

        We have a significant amount of debt. As of July 1, 2010, on a pro forma basis, we had $1.9 billion of outstanding indebtedness, and our subsidiaries had approximately $4.6 billion of undiscounted rental payments under operating leases (with initial base terms of between 15 and 20 years).

        The amount of our indebtedness and lease and other financial obligations could have important consequences to you. For example, it could:

  •
  increase our vulnerability to general adverse economic and industry conditions;

  •
  limit our ability to obtain additional financing in the future for working capital, capital expenditures, dividend payments, acquisitions, general corporate purposes or other purposes;

  •
  require us to dedicate a substantial portion of our cash flow from operations to the payment of lease rentals and principal and interest on our indebtedness, thereby reducing the funds available to us for operations and any future business opportunities;

  •
  limit our planning flexibility for, or ability to react to, changes in our business and the industry; and

  •
  place us at a competitive disadvantage with competitors who may have less indebtedness and other obligations or greater access to financing.

        If we fail to make any required payment under our senior secured credit facility or to comply with any of the financial and operating covenants contained therein, we would be in default. Lenders under our senior secured credit facility could then vote to accelerate the maturity of the indebtedness under the senior secured credit facility and foreclose upon the stock and personal property of our subsidiaries that is pledged to secure the senior secured credit facility. Other creditors might then accelerate other indebtedness. If the lenders under the senior secured credit facility accelerate the maturity of the indebtedness thereunder, we might not have sufficient assets to satisfy our obligations under the senior secured credit facility or our other indebtedness. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources."

        Our indebtedness under our senior secured credit facility bears interest at rates that fluctuate with changes in certain prevailing interest rates (although, subject to certain conditions, such rates may be fixed for certain periods). If interest rates increase, we may be unable to meet our debt service obligations under our senior secured credit facility and other indebtedness.

The agreements governing our indebtedness contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us.

        The agreements governing our indebtedness contain various covenants that limit our ability to, among other things:

  •
  incur or guarantee additional indebtedness;

  •
  pay dividends or make other distributions to our stockholders;

  •
  make restricted payments;

  •
  incur liens;

  •
  engage in transactions with affiliates; and

  •
  enter into business combinations.

        These restrictions could limit our ability to obtain future financing, make acquisitions or needed capital expenditures, withstand economic downturns in our business or the economy in general, conduct operations or otherwise take advantage of business opportunities that may arise.

        Although the indentures for our notes contain a fixed charge coverage test that limits our ability to incur indebtedness, this limitation is subject to a number of significant exceptions and qualifications. Moreover, the indentures do not impose any limitation on our incurrence of capital or finance lease obligations or liabilities that are not considered "Indebtedness" under the indentures (such as operating leases), nor do they impose any limitation on the amount of liabilities incurred by subsidiaries, if any, that might be designated as "unrestricted subsidiaries," which are subsidiaries that we designate, that are not subject to the restrictive covenants contained in the indentures governing our notes. Furthermore, there are no restrictions in the indentures on our ability to invest in other entities (including unaffiliated entities) and no restrictions on the ability of our subsidiaries to enter into agreements restricting their ability to pay dividends or otherwise transfer funds to us. Also, although the indentures limit our ability to make restricted payments, these restrictions are subject to significant exceptions and qualifications.

We may not generate sufficient cash flow from our theatre acquisitions to service our indebtedness.

        In any acquisition, we expect to benefit from cost savings through, for example, the reduction of overhead and theatre level costs, and from revenue enhancements resulting from the acquisition. However, there can be no assurance that we will be able to generate sufficient cash flow from these acquisitions to service any indebtedness incurred to finance such acquisitions or realize any other anticipated benefits. Nor can there be any assurance that our profitability will be improved by any one or more acquisitions. Any acquisition may involve operating risks, such as:

  •
  the difficulty of assimilating and integrating the acquired operations and personnel into our current business;

  •
  the potential disruption of our ongoing business;

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  the diversion of management's attention and other resources;

  •
  the possible inability of management to maintain uniform standards, controls, procedures and policies;

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  the risks of entering markets in which we have little or no experience;

  •
  the potential impairment of relationships with employees;

  •
  the possibility that any liabilities we may incur or assume may prove to be more burdensome than anticipated; and

  •
  the possibility that the acquired theatres do not perform as expected.

If our cash flows prove inadequate to service our debt and provide for our other obligations, we may be required to refinance all or a portion of our existing debt or future debt at terms unfavorable to us.

        Our ability to make payments on and refinance our debt and other financial obligations and to fund our capital expenditures and acquisitions will depend on our ability to generate substantial operating cash flow. This will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. As of August 16, 2007, Holdings began paying cash interest on its 12% senior discount notes due 2014 and made its first semi-annual cash interest payment on February 15, 2008. Holdings' ability to service the 12% senior discount notes due 2014 is subject to the restrictions on distributions from AMCE contained in its senior secured credit facility and the indentures governing AMCE's debt securities. The maximum amount we would be permitted to distribute in compliance with our senior secured credit facility and the indentures governing our debt securities, on a pro forma basis, was approximately $361.1 million as of July 1, 2010.

        In addition, our notes require us to repay or refinance those notes when they come due. If our cash flows were to prove inadequate to meet our debt service, rental and other obligations in the future, we may be required to refinance all or a portion of our existing or future debt, on or before maturity, to sell assets or to obtain additional financing. We cannot assure you that we will be able to refinance any of our indebtedness, including our senior secured credit facility, sell any such assets or obtain additional financing on commercially reasonable terms or at all.

        The terms of the agreements governing our indebtedness restrict, but do not prohibit us from incurring additional indebtedness. If we are in compliance with the financial covenants set forth in the senior secured credit facility and our other outstanding debt instruments, we may be able to incur substantial additional indebtedness. If we incur additional indebtedness, the related risks that we face may intensify.

We face significant competition for new theatre sites, and we may not be able to build or acquire theatres on terms favorable to us.

        We anticipate significant competition from other exhibition companies and financial buyers when trying to acquire theatres, and there can be no assurance that we will be able to acquire such theatres at reasonable prices or on favorable terms. Moreover, some of these possible buyers may be stronger financially than we are. In addition, given our size and market share, as well as our recent experiences with the Antitrust Division of the United States Department of Justice in connection with the acquisition of Kerasotes and prior acquisitions, we may be required to dispose of theatres in connection with future acquisitions that we make. As a result of the foregoing, we may not succeed in acquiring theatres or may have to pay more than we would prefer to make an acquisition.

Acquiring or expanding existing circuits and theatres may require additional financing, and we cannot be certain that we will be able to obtain new financing on favorable terms, or at all.

        On a pro forma basis, our net capital expenditures aggregated approximately $99.1 million for fiscal 2010. We estimate that our planned capital expenditures will be between $130.0 million and $160.0 million in fiscal 2011 and will continue at this level or higher over the next three years. Actual capital expenditures in fiscal 2011 may differ materially from our estimates. We may have to seek additional financing or issue additional securities to fully implement our growth strategy. We cannot be certain that we will be able to obtain new financing on favorable terms, or at all. In addition, covenants under our existing indebtedness limit our ability to incur additional indebtedness, and the performance of any additional theatres may not be sufficient to service the related indebtedness that we are permitted to incur.

We may be reviewed by antitrust authorities in connection with acquisition opportunities that would increase our number of theatres in markets where we have a leading market share.

        Given our size and market share, pursuit of acquisition opportunities that would increase the number of our theatres in markets where we have a leading market share would likely result in significant review by the Antitrust Division of the United States Department of Justice, and we may be required to dispose of theatres in order to complete such acquisition opportunities. For example, in connection with the acquisition of Kerasotes, we are required to dispose of 11 theatres located in various markets across the United States, including Chicago, Denver and Indianapolis. As a result, we may not be able to succeed in acquiring other exhibition companies or we may have to dispose of a significant number of theatres in key markets in order to complete such acquisitions.

We must comply with the ADA, which could entail significant cost.

        Our theatres must comply with Title III of the Americans with Disabilities Act of 1990, or ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, and an award of damages to private litigants or additional capital expenditures to remedy such noncompliance.

        On January 29, 1999, the Civil Rights Division of the Department of Justice, or the Department, filed suit alleging that our stadium-style theatres violated the ADA and related regulations. On December 5, 2003, the trial court entered a consent order and final judgment on non-line-of-sight issues under which AMCE agreed to remedy certain violations at its stadium-style theatres and at certain theatres it may open in the future. Currently we estimate that betterments related to non-line of sight remedies will be required at approximately 140 stadium-style theatres. We estimate that the total cost of these betterments will be approximately $54 million and through July 1, 2010 we have incurred approximately $34.1 million of these costs. See "Business—Legal Proceedings."

We are party to significant litigation.

        We are subject to a number of legal proceedings and claims that arise in the ordinary course of our business. We cannot be assured that we will succeed in defending any claims, that judgments will not be entered against us with respect to any litigation or that reserves we may set aside will be adequate to cover any such judgments. If any of these actions or proceedings against us is successful, we may be subject to significant damages awards. For a description of our legal proceedings, see "Business—Legal Proceedings."

We may be subject to liability under environmental laws and regulations.

        We own and operate facilities throughout the United States and manage or own facilities in several foreign countries and are subject to the environmental laws and regulations of those jurisdictions, particularly laws governing the cleanup of hazardous materials and the management of properties. We might in the future be required to participate in the cleanup of a property that we own or lease, or at which we have been alleged to have disposed of hazardous materials from one of our facilities. In certain circumstances, we might be solely responsible for any such liability under environmental laws, and such claims could be material.

We may not be able to generate additional ancillary revenues.

        We intend to continue to pursue ancillary revenue opportunities such as advertising, promotions and alternative uses of our theatres during non-peak hours. Our ability to achieve our business objectives may depend in part on our success in increasing these revenue streams. Some of our U.S. and Canadian competitors have stated that they intend to make significant capital investments in digital advertising delivery, and the success of this delivery system could make it more difficult for us to compete for advertising revenue. In addition, in March 2005 we contributed our cinema screen advertising business to NCM. As such, although we retain board seats and an ownership interest in NCM, we do not control this business, and therefore do not control our revenues attributable to cinema screen advertising. We cannot assure you that we will be able to effectively generate additional ancillary revenue and our inability to do so could have an adverse effect on our business and results of operations.

Although Holdings and AMCE already file certain periodic reports with the Securities and Exchange Commission, becoming a public company will increase our expenses and administrative burden, in particular to bring our company into compliance with certain provisions of the Sarbanes Oxley Act of 2002 to which we are not currently subject.

        As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, our administrative staff will be required to perform additional tasks. For example, in anticipation of becoming a public company, we will need to create or revise the roles and duties of our board committees, adopt additional internal controls and disclosure controls and procedures, retain a transfer agent and adopt an insider trading policy in compliance with our obligations under the securities laws.

        In addition, changing laws, regulations and standards relating to corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002 and related regulations implemented by the Securities and Exchange Commission and the applicable national securities exchange, are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. We are currently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we may incur or the timing of such costs. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management's time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, regulatory authorities may initiate legal proceedings against us and our business may be harmed. We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee, and qualified executive officers.

We depend on key personnel for our current and future performance.

        Our current and future performance depends to a significant degree upon the retention of our senior management team and other key personnel. The loss or unavailability to us of any member of our senior management team or a key employee could have a material adverse effect on our business, financial condition and results of operations. We cannot assure you that we would be able to locate or employ qualified replacements for senior management or key employees on acceptable terms.

We have had significant financial losses in recent years.

        Prior to fiscal 2007, AMCE had reported net losses in each of the prior nine fiscal years totaling approximately $510.1 million. For fiscal 2007, we reported net earnings of $116.9 million. For fiscal 2008 and 2009, we reported net losses of $6.2 million and $149.0 million, respectively. We reported net earnings of $79.9 million in fiscal 2010. If we experience losses in the future, we may be unable to meet our payment obligations while attempting to expand our theatre circuit and withstand competitive pressures or adverse economic conditions.

Our investment in and revenues from NCM may be negatively impacted by the competitive environment in which NCM operates.

        We have maintained an investment in NCM. NCM's in-theatre advertising operations compete with other cinema advertising companies and other advertising mediums including, most notably, television, newspaper, radio and the Internet. There can be no guarantee that in-theatre advertising will continue to attract major advertisers or that NCM's in-theatre advertising format will be favorably received by the theatre-going public. If NCM is unable to generate expected sales of advertising, it may not maintain the level of profitability we hope to achieve, its results of operations and cash flows may be adversely affected and our investment in and revenues and dividends from NCM may be adversely impacted.

We may suffer future impairment losses and lease termination charges.

        The opening of large megaplexes by us and certain of our competitors has drawn audiences away from some of our older, multiplex theatres. In addition, demographic changes and competitive pressures have caused some of our theatres to become unprofitable. As a result, we may have to close certain theatres or recognize impairment losses related to the decrease in value of particular theatres. We review long-lived assets, including intangibles, for impairment as part of our annual budgeting process and whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. We recognized non-cash impairment losses in 1996 and in each fiscal year thereafter except for 2005. AMCE's impairment losses from continuing operations over this period aggregated to $285.0 million. Beginning fiscal 1999 through July 1, 2010, we also incurred theatre and other closure expenses, including theatre lease termination charges aggregating approximately $56.4 million. Deterioration in the performance of our theatres could require us to recognize additional impairment losses and close additional theatres, which could have an adverse effect on the results of our operations.

Risks Related to This Offering

Future sales of our common stock could cause the market price for our common stock to decline.

        Upon consummation of this offering, there will be                     shares of our common stock outstanding. All shares of common stock sold in this offering will be freely transferable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Of the remaining shares of common stock outstanding,                will be restricted securities within the meaning of Rule 144 under the Securities Act, but will be eligible for resale subject to applicable volume, manner of sale, holding period and other limitations of Rule 144. We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Sales of substantial amounts of shares of our common stock in the public market, or the perception that those sales will occur, could cause the market price of our common stock to decline. After giving effect to the Reclassification, the Sponsors will hold                     shares of our common stock, all of which constitute "restricted securities" under the Securities Act. Provided the holders comply with the applicable volume limits and other conditions prescribed in Rule 144 under the Securities Act, all of these restricted securities are currently freely tradable. The Securities and Exchange Commission (the "SEC") adopted revisions to Rule 144 that, among other things, shorten the holding period applicable to restricted securities under certain circumstances from one year to six months.

        Additionally, as of the consummation of this offering, approximately                     shares of our common stock will be issuable upon exercise of stock options that vest and are exercisable at various dates through May 28, 2019, with an exercise price of $            . Of such options,                     will be immediately exercisable. As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our equity incentive plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described below.

        We and certain of our stockholders, directors and officers have agreed to a "lock-up," pursuant to which neither we nor they will sell any shares without the prior consent of             for 180 days after the date of this prospectus, subject to certain exceptions and extension under certain circumstances. Following the expiration of the applicable lock-up period, all these shares of our common stock will be eligible for future sale, subject to the applicable volume, manner of sale, holding period and other limitations of Rule 144. In addition, the Sponsors have certain demand and "piggy-back" registration rights with respect to the common stock that they will retain following this offering. See "Shares Eligible for Future Sale" for a discussion of the shares of common stock that may be sold into the public market in the future, including common stock held by the Sponsors.

Our stock price may be volatile and may decline substantially from the initial offering price.

        Immediately prior to this offering, there has been no public market for our common stock, and an active trading market for our common stock may not develop or continue upon completion of the offering. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of the price at which our common stock will trade after the offering.

        The stock market in general has experienced extreme price and volume fluctuations in recent years. These broad market fluctuations may adversely affect the market price of our common stock,

regardless of our actual operating performance. You may be unable to resell your shares at or above the public offering price because of a number of factors, including:

  •
  actual or anticipated quarterly fluctuations in our operating results;

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  changes in expectations of future financial performance or changes in estimates of securities analysts;

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  changes in the market valuations of other companies;

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  announcements relating to actions of other media companies, strategic relationships, acquisitions or industry consolidation;

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  terrorist acts or wars; and

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  general economic, market and political conditions including those not related to our business.

We may not generate sufficient cash flows or have sufficient restricted payment capacity under our senior secured credit facility or the indentures governing our debt securities to pay our intended dividends on the common stock.

        Following this offering, and subject to legally available funds, we intend to pay quarterly cash dividends, commencing from the closing date of this offering. We expect that our first dividend will be with respect to the    quarter of fiscal 2011. We are a holding company and will have no direct operations. We will only be able to pay dividends from our available cash on hand and funds received from our subsidiaries. Our subsidiaries' ability to make distributions to us will depend on their ability to generate substantial operating cash flow. Our ability to pay dividends to our stockholders will be subject to the terms of our senior secured credit facility and the indentures governing the outstanding notes. Our operating cash flow and ability to comply with restricted payments covenants in our debt instruments will depend on our future performance, which will be subject to prevailing economic conditions and to financial, business and other factors beyond our control. In addition, dividend payments are not mandatory or guaranteed, and our board of directors may never declare a dividend, decrease the level of dividends or entirely discontinue the payment of dividends. Your decision whether to purchase shares of our common stock should allow for the possibility that no dividends will be paid. You may not receive any dividends as a result of the following additional factors, among others:

  •
  the agreements governing our indebtedness contain covenants that may limit our ability to take advantage of certain business opportunities advantageous to us that may arise;

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  we are not legally or contractually required to pay dividends;

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  while we currently intend to pay a regular quarterly dividend, this policy could be modified or revoked at any time;

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  even if we do not modify or revoke our dividend policy, the actual amount of dividends distributed and the decision to make any distribution is entirely at the discretion of our board of directors and future dividends with respect to shares of our capital stock, if any, will depend on, among other things, our results of operations, cash requirements, financial condition, business opportunities, provisions of applicable law and other factors that our board of directors may deem relevant;

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  the amount of dividends distributed is and will be subject to contractual restrictions under the restrictive payment covenants contained in:

  •
  the indentures governing our debt securities,

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  the terms of our senior secured credit facility, and

    •
    the terms of any other outstanding indebtedness incurred by us or any of our subsidiaries after the completion of this offering;

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  the amount of dividends distributed is subject to state law restrictions; and

  •
  our stockholders have no contractual or other legal right to dividends.

        The maximum amount we would be permitted to distribute in compliance with our senior secured credit facility and the indentures governing our debt securities on a pro forma basis was approximately $361.1 million as of July 1, 2010. As a result of the foregoing limitations on our ability to make distributions, we cannot assure you that we will be able to make all of our intended quarterly dividend payments.

We are controlled by the Sponsors, whose interests may not be aligned with our public stockholders.

        Even after giving effect to this offering, the Sponsors will beneficially own approximately        % of our common stock and will have the power to control our affairs and policies including with respect to the election of directors (and through the election of directors the appointment of management), the entering into of mergers, sales of substantially all of our assets and other extraordinary transactions. We intend to avail ourselves of the "controlled company" exception under the applicable national securities exchange rules, which eliminates the requirement that we have a majority of independent directors on our board of directors and that we have compensation and nominating committees composed entirely of independent directors, but retains the requirement that we have an audit committee composed entirely of independent members. The governance agreements will provide that, initially, the Sponsors will collectively have the right to designate eight directors and that each will vote for the others' nominees. Additionally, our governance documents provide that directors shall be elected by a plurality of votes and do not provide for cumulative voting rights. The right to designate directors will reduce as the Sponsors' ownership percentage reduces, such that the Sponsors will not have the ability to nominate a majority of the board of directors once their collective ownership (together with the share ownership held by the JPMP and Apollo co-investors) becomes less than 50.1%. However, because our board of directors will be divided into three staggered classes, the Sponsors may be able to influence or control our affairs and policies even after they cease to own 50.1% of our outstanding common stock during the period in which the Sponsors' nominees finish their terms as members of our board but in any event no longer than would be permitted under applicable law and national securities exchange listing requirements. The directors elected by the Sponsors will have the authority, subject to the terms of our debt, to issue additional stock, implement stock repurchase programs, declare dividends, pay advisory fees and make other decisions, and they may have an interest in our doing so.

        The interests of the Sponsors could conflict with our public stockholders' interests in material respects. For example, the Sponsors could cause us to make acquisitions that increase the amount of our indebtedness or sell revenue-generating assets. Furthermore, the Sponsors are in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete directly or indirectly with us. The Sponsors may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. In addition, our governance documents do not contain any provisions applicable to deadlocks among the members of our board, and as a result we may be precluded from taking advantage of opportunities due to disagreements among the Sponsors and their respective board designees. So long as the Sponsors continue to own a significant amount of the outstanding shares of our common stock, they will continue to be able to strongly influence or effectively control our decisions. See "Certain Relationships and Related Party Transactions—Governance Agreements."

Our amended and restated certificate of incorporation and our amended and restated bylaws, as amended, contain anti-takeover protections, which may discourage or prevent a takeover of our company, even if an acquisition would be beneficial to our stockholders.

        Provisions contained in our amended and restated certificate of incorporation and amended and restated bylaws, as amended, as well as provisions of the Delaware General Corporation Law, could delay or make it more difficult to remove incumbent directors or for a third party to acquire us, even if a takeover would benefit our stockholders. These provisions include:

  •
  a classified board of directors;

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  the sole power of a majority of the board of directors to fix the number of directors;

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  limitations on the removal of directors;

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  the sole power of the board of directors or the Sponsors, in the case of a vacancy of a Sponsor board designee, to fill any vacancy on the board of directors, whether such vacancy occurs as a result of an increase in the number of directors or otherwise;

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  the ability of our board of directors to designate one or more series of preferred stock and issue shares of preferred stock without stockholder approval;

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  the inability of stockholders to act by written consent if less than 50.1% of our outstanding common stock is owned by the Sponsors; and

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  the inability of stockholders to call special meetings.

        Our issuance of shares of preferred stock could delay or prevent a change of control of our company. Our board of directors has the authority to cause us to issue, without any further vote or action by the stockholders, up to                     shares of preferred stock, par value $0.01 per share, in one or more series, to designate the number of shares constituting any series, and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, voting rights, rights and terms of redemption, redemption price or prices and liquidation preferences of such series. The issuance of shares of preferred stock may have the effect of delaying, deferring or preventing a change in control of our company without further action by the stockholders, even where stockholders are offered a premium for their shares.

        Our incorporation under Delaware law, the ability of our board of directors to create and issue a new series of preferred stock or a stockholder rights plan and certain other provisions of our amended and restated certificate of incorporation and amended and restated bylaws could impede a merger, takeover or other business combination involving Parent or the replacement of our management or discourage a potential investor from making a tender offer for our common stock, which, under certain circumstances, could reduce the market value of our common stock. See "Description of Capital Stock."

Our issuance of preferred stock could dilute the voting power of the common stockholders.

        The issuance of shares of preferred stock with voting rights may adversely affect the voting power of the holders of our other classes of voting stock either by diluting the voting power of our other classes of voting stock if they vote together as a single class, or by giving the holders of any such preferred stock the right to block an action on which they have a separate class vote even if the action were approved by the holders of our other classes of voting stock.

Our issuance of preferred stock could adversely affect the market value of our common stock.

        The issuance of shares of preferred stock with dividend or conversion rights, liquidation preferences or other economic terms favorable to the holders of preferred stock could adversely affect the market price for our common stock by making an investment in the common stock less attractive. For example, investors in the common stock may not wish to purchase common stock at a price above the conversion price of a series of convertible preferred stock because the holders of the preferred stock would effectively be entitled to purchase common stock at the lower conversion price causing economic dilution to the holders of common stock.

J.P. Morgan Securities Inc. may have a conflict of interest with respect to this offering.

        Prior to the completion of this offering, JPMP, an affiliate of J.P. Morgan Securities Inc. ("J.P. Morgan"), owned more than 10% of our outstanding common stock and therefore J.P. Morgan is presumed to have a "conflict of interest" with us under FINRA Rule 2720. Accordingly, J.P. Morgan's interest may go beyond receiving customary underwriting discounts and commissions. In particular, there may be a conflict of interest between J.P. Morgan's own interests as underwriter (including in negotiating the initial public offering price) and the interests of its affiliate JPMP (as a principal stockholder). Because of the conflict of interest under FINRA Rule 2720, this offering is being conducted in accordance with the applicable provisions of that rule. FINRA Rule 2720 requires that the "qualified independent underwriter" (as such term is defined by FINRA Rule 2720) participates in the preparation of the registration statement and prospectus and conducts due diligence. Accordingly, Goldman, Sachs & Co. ("Goldman Sachs") is assuming the responsibilities of acting as the qualified independent underwriter in this offering. Although the qualified independent underwriter has participated in the preparation of the registration statement and prospectus and conducted due diligence, we cannot assure you that this will adequately address any potential conflicts of interest related to J.P. Morgan and JPMP. We have agreed to indemnify Goldman Sachs for acting as qualified independent underwriter against certain liabilities, including liabilities under the Securities Act of 1933, or the Securities Act, and to contribute to payments that Goldman Sachs may be required to make for these liabilities.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        In addition to historical information, this prospectus contains forward-looking statements. The words "forecast," "estimate," "project," "intend," "expect," "should," "believe" and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors, including those discussed in "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to, the following:

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  national, regional and local economic conditions that may affect the markets in which we or our joint venture investees operate;

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  the levels of expenditures on entertainment in general and movie theatres in particular;

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  increased competition within movie exhibition or other competitive entertainment mediums;

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  technological changes and innovations, including alternative methods for delivering movies to consumers;

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  the popularity of major motion picture releases;

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  shifts in population and other demographics;

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  our ability to renew expiring contracts at favorable rates, or to replace them with new contracts that are comparably favorable to us;

  •
  our ability to integrate the Kerasotes theatres and achieve anticipated synergies with minimal disruption to our business;

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  our need for, and ability to obtain, additional funding for acquisitions and operations;

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  risks and uncertainties relating to our significant indebtedness;

  •
  fluctuations in operating costs;

  •
  capital expenditure requirements;

  •
  changes in interest rates; and

  •
  changes in accounting principles, policies or guidelines.

        This list of factors that may affect future performance and the accuracy of forward-looking statements is illustrative but not exhaustive. In addition, new risks and uncertainties may arise from time to time. Accordingly, all forward-looking statements should be evaluated with an understanding of their inherent uncertainty.

        Except as required by law, we assume no obligation to publicly update or revise these forward-looking statements for any reason, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

 USE OF PROCEEDS

        We estimate that our net proceeds from this offering without exercise of the option to purchase additional shares will be approximately $             million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $            per share, which represents the midpoint of the range set forth on the front cover of this prospectus. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $             million.

        We intend to use these net proceeds, together with cash on hand, to: first, repay all $201.0 million of the loans outstanding under the Parent's term loan facility plus accrued and unpaid interest; second, to retire all $240.8 million of our outstanding 12% senior discount notes due 2014; and third, to pay a $28.2 million lump sum payment to the Sponsors pursuant to the Fee Agreement with our Sponsors. Affiliates of certain of the underwriters are holders of our outstanding 12% senior discount notes due 2014 and will receive a portion of our net proceeds from this offering. See "Risk Factors—Risks Related to this Offering."

        Borrowings under the Parent's term loan facility mature on June 13, 2012. The weighted average interest rate on such borrowings was            % per annum as of July 1, 2010. The Parent's term loan facility was entered into to finance a dividend by the Parent to its stockholders. Our outstanding 12% senior discount notes mature on August 15, 2014. The notes were issued to finance the merger with Marquee Inc.

 DIVIDEND POLICY

        Following this offering and subject to legally available funds, we intend to pay a quarterly cash dividend at an annual rate initially equal to $            per share (or a quarterly rate initially equal to $            per share) of common stock, commencing from the closing date of this offering. We expect that our first dividend will be with respect to the    quarter of 2011. Based on the approximately                     million shares of common stock to be outstanding after the offering, this dividend policy implies a quarterly cash requirement of approximately $             million. We cannot assure you that any dividends will be paid in the anticipated amounts and frequency set forth in this prospectus, if at all.

        We are a holding company and have no direct operations. We will only be able to pay dividends from our available cash on hand and funds received from AMCE. AMCE's ability to make any payments to us will depend upon many factors, including its operating results, cash flows and the terms of our senior secured credit facility and the indentures governing AMCE's debt securities. In addition, our ability to pay dividends to our stockholders will be subject to the terms of our indebtedness. Although we have sustained net losses in prior periods and cannot assure you that we will be able to pay dividends on a quarterly basis or at all, we believe that a number of recent positive developments in our business have improved our ability to pay dividends in compliance with applicable state corporate law once this offering has been completed. These include: the completion of the Kerasotes Acquisition, which increased the scale and cash flow of our company and generated, and we expect will continue to generate, synergies and cost savings; the continued positive impact of our implementation of premium formats and enhanced food and beverage offerings; the use of proceeds from this offering, together with cash on hand, to retire all $201.0 million of the Parent's term loan facility and $240.8 million of our outstanding 12% senior discount notes due 2014, which we estimate will reduce our annual cash interest expense by approximately $28.9 million for the fiscal year ended April 1, 2011; and the discontinuation of $5.0 million per year management fees paid to our Sponsors as a result of this offering. Further, we expect to continue to benefit from substantial net operating loss carry-forwards from prior periods that will be available to offset taxes that we may owe. Also, because the Delaware General Corporation Law, or the DGCL, permits corporations to pay dividends either out of surplus (generally, the excess of a corporation's net assets (total assets minus total liabilities) over its stated capital, in each case as defined and calculated in the manner prescribed by the DGCL) or net profits, we may be able to pay dividends even if we report net losses in future periods. We do not intend to borrow funds to pay the projected quarterly dividend described above.

        The maximum amount we would be permitted to distribute in compliance with our senior secured credit facility and the indentures governing our debt securities, on a pro forma basis, was approximately $361.1 million as of July 1, 2010.

        The declaration and payment of any future dividends will be at the sole discretion of our board of directors after taking into account various factors, including legal requirements, AMCE's ability to make payments to us, our financial condition, operating results, cash flow from operating activities, available cash and current and anticipated cash needs.

        On June 15, 2007, we paid a cash dividend of $652.8 million to our stockholders on the outstanding shares of our common stock.

 CAPITALIZATION

        The following table sets forth our cash and cash equivalents and capitalization as of July 1, 2010 (i) on an actual basis, and (ii) on a pro forma basis giving effect to the NCM Sale, the Mergers, this offering and the use of proceeds therefrom. The information in this table should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Information," "Business," the unaudited pro forma condensed consolidated financial statements and the historical financial statements of the Company and the respective accompanying notes thereto appearing elsewhere in this prospectus.

	As of July 1, 2010
	Actual	Pro Forma
	(in thousands)
Cash and cash equivalents(1)	$401,870	$426,787

Short term debt (current maturities of long-term debt and capital and financing lease obligations)	$10,261	$10,261
Long-term debt:
Parent term loan facility	201,015	—
12% senior discount notes due 2014	240,795	—
8% senior subordinated notes due 2014	299,269	299,269
11% senior subordinated notes due 2016	325,000	325,000
8.75% senior fixed rate notes due 2019	586,496	586,496
Senior secured credit facility:
Revolving loan facility(2)	—	—
Term loan	614,250	614,250
Capital and financing lease obligations	65,118	65,118

Total debt	$2,342,204	$1,900,394

Stockholders' equity
Common Stock voting ($.01 par value shares authorized; shares issued and outstanding as of July 1, 2010 after giving pro forma effect to the Reclassification)	$—	$14
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00 shares issued and outstanding as of July 1, 2010)	4	—
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00 shares issued and outstanding as of July 1, 2010)	4	—
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 1,700.64 shares issued and outstanding as of July 1, 2010)	—	—
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61 shares issued and outstanding as of July 1, 2010)	3	—
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61 shares issued and outstanding as of July 1, 2010)	3	—
Additional paid-in capital	669,973	1,086,473
Treasury stock, 4,314 shares at cost	(2,596)	(2,596)
Accumulated other comprehensive loss	(1,666)	(1,666)
Accumulated deficit	(225,051)	(206,576)

Total stockholders' equity	440,674	875,649

Total capitalization	$2,782,878	$2,776,043

(1)
A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our cash and cash equivalents by $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

(2)
The aggregate revolving loan commitment under our senior secured credit facility is $200.0 million. As of July 1, 2010, this availability was reduced by approximately $12.8 million of standby letters of credit that were outstanding on July 1, 2010. Covenants under our existing senior indebtedness also limit our ability to borrow on the commitments under our $200.0 million revolving loan facility.

 DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in the offering exceeds the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.

        Our net tangible book value as of                        , 2010 was $         million, or $        per share. After giving effect to the receipt and our intended use of approximately $         million of estimated net proceeds from our sale of         shares of common stock in the offering at an assumed offering price of $             per share (the midpoint of the range set forth on the cover page of this prospectus), our as adjusted net tangible book value as of                        , 2010 would have been approximately $         million, or $        per share. This represents an immediate increase in pro forma net tangible book value of $        per share to existing stockholders and an immediate dilution of $        per share to new investors purchasing shares of common stock in the offering. The following table illustrates this substantial and immediate per share dilution to new investors:

Per Share
Assumed initial public offering price per share	$
Net tangible book value before the offering
Increase per share attributable to investors in the offering

Pro forma net tangible book value after the offering

Dilution per share to new investors	$

        A $1.00 increase (decrease) in the assumed initial public offering price of $        per share would increase (decrease) our pro forma net tangible book value by $        , the as adjusted net tangible book value per share after this offering by $        per share and the dilution per share to new investors in this offering by $        , assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated expenses payable by us.

        The following table summarizes on an as adjusted basis as of                        , 2010, giving effect to:

  •
  on an actual basis;

  •
  the total number of shares of common stock purchased from us;

  •
  the total consideration paid to us, assuming an initial public offering price of $            per share (before deducting the estimated underwriting discount and commissions and offering expenses payable by us in connection with this offering); and

  •
  the average price per share paid by existing stockholders and by new investors purchasing shares in this offering:

Total Consideration
Shares Purchased
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Investors in the offering			%			%

Total		100%		$	100%		$

        A $1.00 increase (decrease) in the assumed initial public offering price of $            per share (the midpoint of the range set forth on the cover page of this prospectus) would increase (decrease) total

consideration paid by existing stockholders, total consideration paid by new investors and the average price per share by $            , $            and $            , respectively, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and without deducting underwriting discounts and commissions and estimated expenses payable by us.

        The tables and calculations above assume no exercise of:

  •
  shares of common stock issuable upon exercise of outstanding stock options with a weighted average exercise price of approximately $                per share on                        , 2010; and

  •
  shares of common stock issuable in this offering to the underwriters pursuant to an option to purchase additional shares.

        To the extent any of these options are exercised, there will be further dilution to new investors.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

        We derived the following unaudited pro forma condensed financial information by applying pro forma adjustments attributable to the Kerasotes Acquisition, this offering, the Mergers and the NCM Sale to our historical consolidated financial statements and the Kerasotes financial statements included in this prospectus.

        These adjustments include:

  •
  the acquisition on May 24, 2010 of substantially all of the assets of Kerasotes for an estimated purchase price of $281.4 million, which includes cash acquired and working capital and other purchase price adjustments;

  •
  the net increase in our theatre and screen count by 83 and 812, respectively from the Kerasotes Acquisition, including the impact of theatres divested as required by the Antitrust Division of the United States Department of Justice;

  •
  the redemption on August 18, 2010 of 6.5 million membership units of NCM LLC for a like number of shares of NCM common stock and the sale of such stock in an underwritten public offering generating net proceeds of approximately $99.6 million;

  •
  this offering and the use of the proceeds therefrom; and

  •
  the Mergers of AMCE with and into Holdings and of Holdings with and into Parent in connection with the offering.

        The unaudited pro forma balance sheet gives pro forma effect to the Transactions as if they had occurred on July 1, 2010. The unaudited pro forma condensed statement of operations data for the 13 weeks ended July 1, 2010, the 52 weeks ended April 1, 2010 and the 52 weeks ended July 1, 2010 gives effect to the Transactions as if they had occurred on April 3, 2009. We describe the assumptions underlying the pro forma adjustments in the accompanying notes, which should be read in conjunction with the unaudited pro forma condensed financial information.

        We estimate that our net proceeds from this offering without exercise of the option to purchase additional shares will be approximately $       million after deducting the estimated underwriting discounts and commissions and expenses, assuming the shares are offered at $      per share, which represents the midpoint of the range set forth on the front cover of this prospectus. If the underwriters exercise their option to purchase additional shares in full, the net proceeds to us will be approximately $       million. We intend to use these net proceeds, together with cash on hand, to: first, repay all $201.0 million of the loans outstanding under the Parent's term loan facility plus accrued and unpaid interest; second, to retire all $240.8 million of our outstanding 12% senior discount notes due 2014 plus accrued and unpaid interest; and third, to pay a $28.2 million lump sum payment to the Sponsors pursuant to the Fee Agreement with our Sponsors.

        The pro forma statement of operations and other data for the 52 weeks ended July 1, 2010, which are unaudited, have been calculated by subtracting the pro forma data for the 13 weeks ended July 2, 2009 from the pro forma data for the 52 weeks ended April 1, 2010 and adding the data for the 13 weeks ended July 1, 2010. This presentation is not in accordance with U.S. GAAP. We believe that this presentation provides useful information to investors regarding our recent financial performance, and we view this presentation of the four most recently completed fiscal quarters as a key measurement period for investors to assess our historical results. In addition, our management uses trailing four quarter financial information to evaluate our financial performance for ongoing planning purposes, including a continuous assessment of our financial performance in comparison to budgets and internal projections. We also use trailing four quarter financial data to test compliance with covenants under our senior secured credit facility. This presentation has limits as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under GAAP.

        The unaudited pro forma condensed financial information is for illustrative and informational purposes only and should not be considered indicative of the results that would have been achieved had the transactions been consummated on the dates or for the periods indicated and do not purport to represent consolidated balance sheet data or statement of operations data or other financial data as of any future date or any future period.

        The unaudited pro forma condensed financial information should be read in conjunction with the information contained in "Selected Historical Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," our consolidated financial statements and accompanying notes appearing elsewhere in this prospectus and the Kerasotes financial statements.

 AMC ENTERTAINMENT HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA BALANCE SHEET
AS OF JULY 1, 2010
(dollars in thousands)

	As of July 1, 2010
	Parent Historical as of July 1, 2010	Offering Transactions Pro Forma Adjustments		NCM Common Shares Sold Pro Forma Adjustments		Parent Pro Forma
Assets
Cash and equivalents	$401,870	$450,000	(4)	$99,600	(9)	$426,787
		(524,683	)(4)
Current assets	128,632	—		—		128,632
Property, net	1,013,635	—		—		1,013,635
Intangible assets, net	162,134	—		—		162,134
Goodwill	1,937,104	—		—		1,937,104
Other long-term assets	324,829	(6,462	)(4a)	(36,225	)(9)	282,142

Total assets	$3,968,204	$(81,145)		$63,375		$3,950,434

Liabilities and Stockholders' Equity
Current liabilities	$489,280	$(10,935	)(4)	$—		$478,345
Corporate borrowings:
Parent term loan facility	201,015	(201,015	)(4)	—		—
12% Senior Discount Notes due 2014	240,795	(240,795	)(4)	—		—
8% Senior Subordinated Notes due 2014	299,269	—		—		299,269
11% Senior Subordinated Notes due 2016	325,000	—		—		325,000
8.75% Senior Notes due 2019	586,496	—		—		586,496
Senior Secured Term Loan Facility due 2013	614,250	—		—		614,250
Capital and financing lease obligations	65,118	—		—		65,118
Other long-term liabilities	706,307	—		—		706,307

Total liabilities	3,527,530	(452,745)		—		3,074,785
Stockholders' Equity:
Common Stock	14	—		—		14
Additional paid-in capital	669,973	416,500	(4)	—		1,086,473
Treasury stock	(2,596)	—		—		(2,596)
Accumulated other comprehensive loss	(1,666)	—		—		(1,666)
Accumulated earnings (deficit)	(225,051)	(44,900	)(6a)	63,375	(9a)	(206,576)

Stockholders' equity (deficit)	440,674	371,600		63,375		875,649

Total liabilities and Stockholders' Equity	$3,968,204	$(81,145)		$63,375		$3,950,434

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

AMC ENTERTAINMENT HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
THIRTEEN WEEKS ENDED JULY 1, 2010
(dollars in thousands, except per share data)

	Thirteen Weeks Ended July 1, 2010
	Parent 13 Weeks Ended July 1, 2010 Historical	Kerasotes April 1, 2010 to May 24, 2010 Historical	Kerasotes Acquisition Pro Forma Adjustments		Parent Pro Forma Kerasotes Acquisition	Offering Transactions Pro Forma Adjustments		NCM Common Shares Sold Pro Forma Adjustments		Parent Pro Forma
Revenues	$640,952	$40,696	$(10,267	)(1)	$671,381	$—		$—			$671,381
			—	(2)
Cost of operations	406,960	25,802	(6,632	)(1)	436,186	—		—			436,186
			10,056	(2)
Rent	114,554	6,405	(2,311	)(1)	119,350	—		—			119,350
			702	(2)		—		—			—
General and administrative:
M&A Costs	5,856	—	—		5,856	—		—			5,856
Management fee	1,250	—	—		1,250	(1,250	)(7)	—			—
Other	13,071	1,651	—		14,722	—		—			14,722
Depreciation and amortization	48,603	2,702	(561	)(1)	52,162	—		—			52,162
			1,418	(2)		—		—			—

Operating costs and expenses	590,294	36,560	2,672		629,526	(1,250)		—			628,276
Operating income (loss)	50,658	4,136	(12,939)		41,855	1,250		—			43,105
Other expense	(1,939)	—	—		(1,939)	—		—			(1,939)
Interest expense	44,947	395	(179	)(2)	45,163	(10,546	)(5)	—			34,617
Equity in loss of non-consolidated entities	1,766	—	—		1,766	—		1,296	(10)		3,062
Investment income	(69)	(99)	99	(2)	(69)	—		—			(69)

Total other expense (income)	44,705	296	(80)		44,921	(10,546)		1,296			35,671

Earnings (loss) from continuing operations before income taxes	5,953	3,840	(12,859)		(3,066)	11,796		(1,296)			7,434
Income tax provision (benefit)	6,450	—	(3,400)	(3)	3,050	4,400	(8)	(500)	(11)		6,950

Earnings (loss) from continuing operations	$(497)	$3,840	$(9,459)		$(6,116)	$7,396		$(796)			$484

Basic earnings (loss) per share from continuing operations	$(0.39)									$

Average shares outstanding-Basic	1,278.82
Diluted earnings per share from continuing operations	$(0.39)									$

Average shares outstanding-Diluted	1,278.82

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

 AMC ENTERTAINMENT HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
FIFTY-TWO WEEKS ENDED APRIL 1, 2010
(dollars in thousands, except for per share data)

	Fifty-two weeks ended April 1, 2010
	Parent 52 Weeks Ended April 1, 2010 Historical	Kerasotes Year Ended Dec. 31, 2009 Historical	Kerasotes Three Months Ended Mar. 31, 2010 Historical	Kerasotes Three Months Ended Mar. 31, 2009 Historical	Kerasotes Twelve Months Ended Mar. 31, 2010 Historical	Kerasotes Acquisition Pro Forma Adjustments		Parent Pro Forma Kerasotes Acquisition	Offering Transactions Pro Forma Adjustments		Parent Pro Forma
Revenues	$2,417,739	$325,964	$79,723	$76,283	$329,404	$(62,611	)(1)	$2,683,755	$—			$2,683,755
						(777	)(2)
Cost of operations	1,612,260	210,990	53,942	50,428	214,504	(41,684	)(1)	1,785,080	—			1,785,080
Rent	440,664	45,212	11,640	11,336	45,516	(11,365	)(1)	479,590	—			479,590
						4,775	(2)		—			—
General and administrative:
M&A costs	2,578	—	—	—	—	—		2,578	—			2,578
Management fee	5,000	—	—	—	—	—		5,000	(5,000	)(7)		—
Other	58,274	17,011	3,973	4,017	16,967	—		75,241	—			75,241
Depreciation and amortization	188,342	21,894	4,628	5,252	21,270	(1,540	)(1)	213,582	—			213,582
						5,510	(2)
Impairment of long-lived assets	3,765	—	—	—	—	—		3,765	—			3,765

Operating costs and expenses	2,310,883	295,107	74,183	71,033	298,257	(44,304)		2,564,836	(5,000)			2,559,836
Operating income (loss)	106,856	30,857	5,540	5,250	31,147	(19,084)		118,919	5,000			123,919
Other income	(87,793)	—	—	—	—	—		(87,793)	85,234	(6)		(2,559)
Interest expense	174,091	4,150	744	1,042	3,852	(3,852	)(2)	174,091	(41,981	)(5)		132,110
Equity in earnings of non-consolidated entities	(30,300)	—	—	—	—	—		(30,300)	—			(30,300)
Investment (income) expense	(287)	3,291	569	715	3,145	(2,947	)(2)	(89)	—			(89)

Total other expense (income)	55,711	7,441	1,313	1,757	6,997	(6,799)		55,909	43,253			99,162

Earnings (loss) from continuing operations before income taxes	51,145	23,416	4,227	3,493	24,150	(12,285)		63,010	(38,253)			24,757
Income tax provision (benefit)	(36,300)	—	—	—	—	4,400	(3)	(31,900)	(14,300	)(8)		(46,200)

Earnings from continuing operations	$87,445	$23,416	$4,227	$3,493	$24,150	$(16,685)		$94,910	$(23,953)			$70,957

Basic earnings per share from continuing operations	$68.38										$

Weighted average shares outstanding—Basic	1,278.82
Diluted earnings per share from continuing operations	$68.24										$

Weighted average shares outstanding—Diluted	1,281.42

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Information.

AMC ENTERTAINMENT HOLDINGS, INC.

UNAUDITED CONDENSED CONSOLIDATED PRO FORMA STATEMENT OF OPERATIONS
FIFTY-TWO WEEKS ENDED JULY 1, 2010
(dollars in thousands, except per share data)

	Fifty-two Weeks Ended July 1, 2010
	Parent 52 Weeks Ended April 1, 2010 Historical	Parent 13 Weeks Ended July 1, 2010 Historical	Parent 13 Weeks Ended July 2, 2009 Historical	Parent 52 Weeks Ended July 1, 2010 Historical	Kerasotes Year Ended December 31, 2009 Historical	Kerasotes January 1, 2010 to May 24, 2010 Historical	Kerasotes Six Months Ended June 30, 2009 Historical	Kerasotes July 1, 2009 to May 24, 2010 Historical	Kerasotes Acquisition Pro Forma Adjustments		Parent Pro Forma Kerasotes Acquisition	Offering Transactions Pro Forma Adjustments		NCM Common Shares Sold Pro Forma Adjustments		Parent Pro Forma
Revenues	$2,417,739	$640,952	$635,312	$2,423,379	$325,964	$120,419	$160,673	$285,710	$(56,997	)(1)	$2,651,315	$—		$—			$2,651,315
									(777	)(2)
Cost of operations	1,612,260	406,960	418,443	1,600,777	210,990	79,744	105,268	185,466	(37,821	)(1)	1,758,478	—		—			1,758,478
									10,056	(2)
Rent	440,664	114,554	112,373	442,845	45,212	18,045	22,708	40,549	(10,863	)(1)	476,796	—		—			476,796
									4,265	(2)		—		—			—
General and administrative:
M&A Costs	2,578	5,856	432	8,002	—	—	—	—	—		8,002	—		—			8,002
Management fee	5,000	1,250	1,250	5,000	—	—	—	—	—		5,000	(5,000	)(7)	—			—
Other	58,274	13,071	13,282	58,063	17,011	5,624	7,769	14,866	—		72,929	—		—			72,929
Depreciation and amortization	188,342	48,603	48,788	188,157	21,894	7,330	10,844	18,380	(1,079	)(1)	211,283	—		—			211,283
									5,825	(2)		—		—			—
Impairment of long-lived assets	3,765	—	—	3,765	—	—	—	—	—		3,765	—					3,765

Operating costs and expenses	2,310,883	590,294	594,568	2,306,609	295,107	110,743	146,589	259,261	(29,617)		2,536,253	(5,000)		—			2,531,253
Operating income (loss)	106,856	50,658	40,744	116,770	30,857	9,676	14,084	26,449	(28,157)		115,062	5,000		—			120,062
Other income	(87,793)	(1,939)	(73,283)	(16,449)	—	—	—	—	—		(16,449)	3,178	(6)	—			(13,271)
Interest expense	174,091	44,947	40,494	178,544	4,150	1,139	2,030	3,259	(3,259	)(2)	178,544	(41,745	)(5)	—			136,799
Equity in earnings of non-consolidated entities	(30,300)	1,766	(6,262)	(22,272)	—	—	—	—	—		(22,272)	—		1,296	(10)		(20,976)
Investment income	(287)	(69)	(127)	(229)	3,291	470	812	2,949	(2,751	)(2)	(31)	—		—			(31)

Total other expense (income)	55,711	44,705	(39,178)	139,594	7,441	1,609	2,842	6,208	(6,010)		139,792	(38,567)		1,296			102,521

Earnings (loss) from continuing operations before income taxes	51,145	5,953	79,922	(22,824)	23,416	8,067	11,242	20,241	(22,147)		(24,730)	43,567		(1,296)			17,541
Income tax provision (benefit)	(36,300)	6,450	32,700	(62,550)	—	—	—	—	700	(3)	(63,250)	16,300	(8)	(500	)(11)		(47,450)

Earnings from continuing operations	$87,445	$(497)	$47,222	$39,726	$23,416	$8,067	$11,242	$20,241	$(21,447)		$38,520	$27,267		$(796)			$64,991

Basic earnings per share of common stock				$31.06												$

Average shares outstanding—
Basic				1,278.82
Diluted earnings per share of common stock				$30.90												$

Average shares outstanding—
Diluted				1,285.66

See Notes to Unaudited Pro Forma Condensed Consolidated Financial Statements

AMC ENTERTAINMENT HOLDINGS, INC.
NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

Kerasotes Acquisition

        On May 24, 2010, we completed the acquisition of substantially all of the assets (92 theatres and 928 screens) of Kerasotes. Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. More than three quarters of the Kerasotes theatres feature stadium seating and almost 90% have been built since 1994. We acquired Kerasotes based on their highly complementary geographic presence in certain key markets. Additionally, we expect to realize synergies and cost savings related to the Kerasotes acquisition as a result of moving to our operating practices, decreasing costs for newspaper advertising and concessions and general and administrative expense savings, particularly with respect to the consolidation of corporate related functions and elimination of redundancies. The purchase price for the Kerasotes theatres paid in cash at closing was $276.8 million, net of cash acquired, and is subject to working capital and other purchase price adjustments. We paid working capital and other purchase price adjustments of $3.8 million during the second quarter of fiscal 2011, based on the final closing date working capital and deferred revenue amounts and have accrued for this amount as part of the total estimated purchase price.

        The acquisition of Kerasotes is being treated as a purchase in accordance with Accounting Standards Topic 805, Business Combinations. The following is a summary of the allocation of the purchase price to the estimated fair values of assets and liabilities acquired in the transaction. The allocation of purchase price is based on management's judgment after evaluating several factors, including bid prices from potential buyers and a preliminary valuation assessment which falls under Level 3 of the valuation hierarchy. The allocation of purchase price is preliminary, expected to be finalized during fiscal 2011 and subject to changes as an appraisal of both tangible and intangible assets and liabilities is finalized and additional information becomes available, however, we do not expect material changes:

(In thousands)	Total
Cash	$809
Receivables, net(1)	3,832
Other current assets	12,905
Property, net	204,998
Intangible assets, net(2)	17,425
Goodwill(3)	109,233
Other long-term assets	5,920
Accounts payable	(12,980)
Accrued expenses and other liabilities	(12,439)
Deferred revenues and income	(1,690)
Capital and financing lease obligations	(12,583)
Other long-term liabilities(4)	(34,015)

Total estimated purchase price	$281,415

(1)
Receivables consist of trade receivables recorded at fair value. We did not acquire any other class of receivables as a result of the acquisition of Kerasotes.

(2)
Intangible assets consist of certain Kerasotes' trade names, a non-compete agreement, and favorable leases. See Note 4 to our unaudited consolidated financial statements for the 13-week period ended July 1, 2010 included elsewhere in this prospectus for further information.

(3)
Goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations. Amounts recorded for goodwill are not subject to amortization and are expected to be deductible for tax purposes.

(4)
Other long-term liabilities consist of certain theatre and ground leases that have been identified as unfavorable.

        During the 13 weeks ended July 1, 2010, we incurred acquisition-related costs of approximately $5.8 million included in general and administrative expense: merger, acquisition and transaction costs in our consolidated statements of operations. We have expensed acquisition-related transaction costs as incurred pursuant to ASC 805-10.

        In connection with the acquisition of Kerasotes, we divested five Kerasotes theatres with 59 screens as required by the Antitrust Division of the United States Department of Justice. Proceeds from the divested theatres exceeded the carrying amount of such theatres by $16.9 million, which was recorded as a reduction to goodwill. In addition, we have classified two Kerasotes theatres with 26 screens that will be divested as held for sale during the 13 weeks ended July 1, 2010. Assets held for sale of approximately $9.0 million were classified as other current assets in our unaudited consolidated balance sheets. The theatres are expected to be sold within the next 12 months.

        We were also required by the Antitrust Division of the United States Department of Justice to divest of four legacy AMC theatres with 57 screens. We recorded a gain on disposition of assets of $10.1 million for one divested legacy theatre with 14 screens during the 13 weeks ended July 1, 2010, which reduced operating expenses by approximately $10.1 million. Additionally, we acquired two theatres with 26 screens that were received in exchange for three of the legacy AMC theatres with 43 screens.

        A reconciliation of the $275.0 million purchase price as set forth in the acquisition agreement to the total estimated purchase price is as follows:

Base Purchase Price	$275,000,000
Swap Termination Costs	1,798,000
Closing Date Working Capital Amount	4,617,000

Total estimated purchase price	$281,415,000

Methods and Significant Assumptions Used in Valuation

Leases

        To evaluate whether the individual standard operating leases being acquired were either favorable or unfavorable, a representative sample of leases from both Kerasotes' and AMC's theatre portfolio was analyzed to develop an estimate of current market terms. Rent, as a percentage of revenue, was considered an appropriate metric to estimate a market term.

        Theatres considered at-market were the theatres in which rent-to-revenue ratio was within a calculated a range equal to one standard deviation around the average. As a secondary test, a comparison of all of the theatres' positive average annual operating cash flow ("OCF") margin was done. Similar to the rent to revenue analysis, a one standard deviation range from the average OCF margin was developed to represent reasonable profitability. Certain theatres within this at-market rent range were deemed favorable or unfavorable depending on the strength of their OCF margin.

        To calculate the value of the favorable and unfavorable leases, the expected rent to be paid annually was compared to a normalized rent level based on the average rent-to-revenue ratio discussed above. The rent differential was calculated over the remaining term of the individual leases for the identified theatres. The difference in rent was then discounted at a rate of return based on rates for similar real property.

Trade Name

        The Royalty Savings or Relief-from-Royalty Method, an income approach (Level 3 fair value measurement), was used to estimate the Fair Value of the ShowPlace and Star trade names. The

Royalty Savings Method, estimates the value of a trade name by capitalizing the royalties saved because we own the trade name. The relief from royalty analysis is comprised of two primary steps including: i) the determination of the appropriate royalty rate, and ii) the subsequent application of the relief from royalty method.

        The seller has retained the "Kerasotes" name but most of the theatres were branded as either ShowPlace or Star. Therefore we valued the ShowPlace and Star trade names. We plan to preserve the use all of the ShowPlace and Star Theatres' trade names on a total of 46 theatres.

        The royalty savings was calculated by multiplying the royalty rate by the annual revenues for all of the theatres with the ShowPlace or Star names. The royalty rate was established based on various quantitative and qualitative factors. The present value of the after-tax royalty savings was determined using a rate for intangible assets.

Non-Compete Agreement

        As part of the Kerasotes transaction, certain management members of the remaining Kerasotes company ("Potential Competitors") entered into five year non-competition agreements, which prevent them from competing against the sold Kerasotes theatres and all other AMC theatres over the duration of the agreement. The Differential Cash Flow Method, an income approach (Level 3 fair value measurement), was used to value the Non-Competition Agreements.

        Key assumptions used in the Differential Cash Flow Method included assumptions regarding theatre cash flows with and without the non-compete agreements in place, probabilities regarding competitors reentering the market, and a discount rate used to present value cash flows, appropriate for intangible assets.

Our preliminary allocation of purchase price as of May 24, 2010 consisted primarily of:

(a)
Receivables and Current assets acquired from Kerasotes, which excluded $26.7 million of assets in the Kerasotes unaudited condensed statement of assets and liabilities as of March 31, 2010 included elsewhere in this prospectus as such assets were not acquired. Other current assets includes $9.0 million of property, net for two theatres held for sale as at July 1, 2010;

(b)
Property, net which reflects the estimated fair value of furniture, fixtures and equipment, leasehold improvements and real estate;

(c)
Intangible assets, net comprised principally of six theatres with favorable leases of $5.6 million, the ShowPlace and Star trade names of $5.1 million and noncompete agreements with Kerasotes management of $6.4 million;

(d)
Other long-term assets is comprised of Land and Buildings at certain inactive theatre locations;

(e)
Accounts payable and accrued expenses and other liabilities primarily comprised of utility accruals, trade payables, accrued payroll and payroll taxes, and accrued property taxes. We did not assign any fair value to $0.3 million of "Current portion of developer reimbursements," $0.7 million of "Current portion of long-term debt to Parent" or $7.3 million of "Current portion of deferred gain" that are listed on the Kerasotes March 31, 2010 unaudited condensed statement of assets and liabilities included elsewhere in this Prospectus as the "Current portion of developer reimbursements" represented deferred rent which is reduced to $0 fair value in purchase accounting, the "Long-term debt to Parent" was not a liability that was assumed in the acquisition and the deferred gain related to Kerasotes sale lease back transactions is reduced to $0 in purchase accounting;

(f)
Deferred revenues for advance ticket sales, gift card sales and other scrip. As part of its fair value estimation for deferred revenue amounts, we reduced the historical amounts recorded by Kerasotes as of May 24, 2010 by $2.6 million to reflect the expected non-presentment rate based on our accounting policy for these sales. We determined that a $2.6 million reduction to deferred revenues was appropriate based upon our review and evaluation of Kerasotes' actual historical experience compared to the company's actual historical experience. This change conforms Kerasotes non-presentment rate for advance ticket sales and gift card sales used to calculate "breakage" to our accounting policy by multiplying Kerasotes' historical cumulative gift card sales and advance ticket sales by our non-presentment rate for these types of items where Kerasotes had not recorded any gift card or advance ticket sale breakage. We believe these non-presentment rates are appropriate, as (i) we believe the characteristics of the historic Kerasotes customer base that purchases gift cards and advance tickets to be similar to our historic customer base, (ii) we have a longer historical record for selling gift cards than Kerasotes, and our more fully developed historical customer data supports the non-presentment rate we used and (iii) we both use the same third party provider to administer gift cards and advance tickets;

(g)
Capital and financing lease obligations were recorded for one location accounted for by Kerasotes as a sale leaseback transaction following the financing method. Deferred rent for two theatre locations totaling $4.1 million included in the Kerasotes March 31, 2010 unaudited condensed statement of assets and liabilities included elsewhere in this prospectus within the line item called "Developer reimbursements" were assigned a fair value of $0 as deferred rent is reduced to $0 fair value in purchase accounting; and

(h)
Other long-term liabilities, comprised of the estimated fair value of 14 theatres with unfavorable leases acquired from Kerasotes of $34.0 million. We did not assign any fair value to $19.9 million of "Long-term debt to Parent," $111.2 million of "Deferred gain from sale-leaseback transactions" or $7.4 million of "Deferred rent and other long-term liabilities" included in the Kerasotes March 31, 2010 unaudited condensed statement of assets and liabilities included elsewhere in this Prospectus as the "Long-term debt to Parent" was not a liability that was assumed in the acquisition and the "Deferred gain" related to Kerasotes sale lease back transactions and deferred rent is reduced to $0 in purchase accounting.

Earnings (Loss) per Share from Continuing Operations

        Basic earnings (loss) per share from continuing operations is computed by dividing net earnings (loss) from continuing operations by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share from continuing operations includes the effects of outstanding stock options, if dilutive. The following table sets forth the computation of basic and diluted earnings (loss) from continuing operations per common share:

(in thousands, except per share data)	13 weeks Ended July 1, 2010	52 weeks Ended April 1, 2010	52 weeks Ended July 1, 2010
Numerator:
Earnings (loss) from continuing operations	$(497)	$87,445	$39,726
Denominator:
Shares for basic earnings (loss) per common share	1,278.82	1,278.82	1,278.82
Stock options	—	2.60	6.84

Shares for diluted earnings (loss) per common share	1,278.82	1,281.42	1,285.66

Basic Earnings (loss) from continuing operations per common share	$(0.39)	$68.38	$31.06

Diluted earnings (loss) from continuing operations per common share	$(0.39)	68.24	$30.90

        Options to purchase 31,597.2 shares of common stock at a weighted average exercise price of $384 per share were outstanding during the 13 weeks ended July 1, 2010, but were not included in the computation of diluted earnings per share since the options were anti-dilutive. Options to purchase 10,830.7 shares of common stock at a weighted average exercise price of $491 per share were outstanding during the year ended April 1, 2010, but were not included in the computations of diluted earnings per share since they were anti-dilutive.

Pro Forma Earnings (Loss) per Share from Continuing Operations

        Basic earnings (loss) per share from continuing operations is computed by dividing net earnings (loss) from continuing operations by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share from continuing operations includes the effects of outstanding stock options, if dilutive. The following table sets forth the computation of basic and diluted earnings (loss) from continuing operations per common share:

(in thousands, except per share data)	13 weeks Ended July 1, 2010		52 weeks Ended April 1, 2010		52 weeks Ended July 1, 2010
Numerator:
Earnings (loss) from continuing operations		$484		$70,957		$64,991
Denominator:
Shares for basic earnings (loss) per common share
Stock options

Shares for diluted earnings (loss) per common share

Basic Earnings (loss) from continuing operations per common share	$		$		$

Diluted earnings (loss) from continuing operations per common share	$		$		$

        Options to purchase                         shares of common stock at a weighted average exercise price of $      per share were outstanding during the 13 weeks ended July 1, 2010, but were not included in the computation of diluted earnings per share since the options were anti-dilutive. Options to purchase                         shares of common stock at a weighted average exercise price of $      per share were outstanding during the year ended April 1, 2010, but were not included in the computations of diluted earnings per share since they were anti-dilutive.

Kerasotes Acquisition Pro Forma Adjustments

(1)
Reflects the exclusion of revenues and expenses and disposition of assets and liabilities for theatres expected to be disposed of in connection with the approval of the Kerasotes Acquisition by the U.S. Department of Justice:

	13 Weeks Ended July 1, 2010	52 Weeks Ended April 1, 2010	52 Weeks Ended July 1, 2010
	(thousands of dollars)	(thousands of dollars)	(thousands of dollars)
Revenues	$10,267	$62,611	$56,997
Cost of operations	6,632	41,684	37,821
Rent	2,311	11,365	10,863
Depreciation & amortization	561	1,540	1,079

(2)
Pro forma adjustments are made to the unaudited pro forma condensed consolidated financial statement of operations for purchase accounting to reflect the following:

	13 weeks ended July 1, 2010	52 weeks ended April 1, 2010	52 weeks ended July 1, 2010	Estimated Useful Life	Balance Sheet Classification
	(thousands of dollars)	(thousands of dollars)	(thousands of dollars)
Revenues:
Remove Kerasotes historical gift certificate breakage	$—	$(777)	$(777)
Cost of operations:
Remove gain on sale of divested theatres	10,056	—	10,056
Depreciation and Amortization:
Remove Kerasotes historical amount	$(2,702)	$(21,270)	$(18,380)
Buildings and improvements, furniture, fixtures and equipment and leasehold improvements	3,800	24,700	22,325	7	Property, net
Favorable leases	123	800	723	9	Intangibles, net
Non-compete agreements	197	1,280	1,157	5	Intangibles, net
Tradename	—	—	—	Indefinite	Intangibles, net

	$1,418	$5,510	$5,825

  The $777,000 reduction to revenues represents Kerasotes' historical gift certificate breakage, which we determined from Kerasotes' disclosure of the amount of breakages for its year ended December 31, 2009. We also determined that Kerasotes recorded breakage annually and that on an interim basis, there was no breakage recorded; therefore, the amounts for the 52 weeks ended April 1, 2010 and the 52 weeks ended July 1, 2010 are the same, and the 13 weeks ended July 1, 2010 is $0.

  We determined the estimated useful lives for Buildings and improvements, Furniture fixtures and equipment and Leasehold improvements using our accounting policy for those classes of assets. Building lives assigned were approximately 20 years, Leasehold improvement lives reflect the shorter of the base terms of the corresponding lease agreements or the expected useful lives of the assets. Furniture, fixtures and equipment lives range from 1 to 10 years. The seven year estimated useful life represents the weighted average life for the assets acquired and the majority of the assets acquired were Furniture, fixtures and equipment and Leasehold improvements. Lives for favorable leases reflect the remaining base term of the lease agreements. The five year life for the non-compete agreement reflects the term of the agreement.

  The pro forma adjustments for depreciation and amortization were determined by first removing all of the Kerasotes recorded historical amounts of depreciation and amortization which were recorded by Kerasotes based on their historical cost and accounting policies. We then recomputed depreciation and amortization for the appropriate period of time for each period presented to replace the historical amounts recorded by Kerasotes with depreciation and amortization we calculated based on the estimated fair values recorded in purchase accounting divided by the remaining useful lives on a straight-line basis.

	13 weeks ended July 1, 2010	52 weeks ended April 1, 2010	52 weeks ended July 1, 2010	Estimated Useful Life	Balance Sheet Classification
	(thousands of dollars)	(thousands of dollars)	(thousands of dollars)
Rent:
Kerasotes amortization of deferred gain on sale-leaseback transactions	$1,086	$7,275	$6,524
Unfavorable leases	(384)	(2,500)	(2,259)	15	Other long-term liabilities

	$702	$4,775	$4,265

  The pro forma adjustments for rent were determined by removing all of the Kerasotes amortization of deferred gain on sale-leaseback transactions recorded in their historical financial statements and included in the pro forma financial statements within the Rent line as the deferred gain on the sale-leaseback transactions was reduced to a $0 in purchase accounting. We have also included amortization of the fair value of the unfavorable leases recorded in purchase accounting and calculated the amounts based on the estimated fair values recorded in purchase accounting divided by the remaining base terms of the lease agreements.

	13 weeks ended July 1, 2010	52 weeks ended April 1, 2010	52 weeks ended July 1, 2010
	(thousands of dollars)	(thousands of dollars)	(thousands of dollars)
Interest Expense:
Interest expense to Kerasotes Showplace Theatres, LLC and other	$(179)	$(3,852)	$(3,259)

	$(179)	$(3,852)	$(3,259)

  We made pro forma adjustments to interest expense to remove the interest expense recorded in Kerasotes historical financial statements related to long-term debt that was not assumed as part of the Kerasotes Acquisition.

	13 weeks ended July 1, 2010	52 weeks ended April 1, 2010	52 weeks ended July 1, 2010
	(thousands of dollars)	(thousands of dollars)	(thousands of dollars)
Investment Income:
Kerasotes expense related to interest rate swap and other	$99	$(2,947)	$(2,751)

	$99	$(2,947)	$(2,751)

  We made pro forma adjustments to investment income to remove the historical amounts recorded by Kerasotes related to assets not acquired in the Kerasotes Acquisition which was primarily the Kerasotes interest rate swap agreement.

(3)
Represents the expected income tax impact of the Kerasotes Acquisition in U.S. tax jurisdictions at the expected state and federal rate of approximately 37.5%.

Offering Transactions Pro Forma Adjustments

(4)
Reflects the estimated cash sources and uses of funds in connection with the offering Transactions as summarized below.

Sources of Funds	Amount	Uses of Funds	Amount
	(thousands of dollars)		(thousands of dollars)
Proceeds from the sale of common stock	$450,000	Repayment of principal Parent term loan facility	$161,047
Company cash	74,683	Repayment of PIK interest Parent term loan facility	40,597
		Repayment of principal 12% senior discount notes due 2014	240,795
		Premium on repayment of 12% senior discount notes due 2014	9,632
		Repayment of accrued interest on 12% senior discount notes due 2014	10,935
		Lump sum payment under management fee agreement	28,177
		Underwriting fees for sale of common stock	27,000
		Professional and consulting fees for sale of common stock	6,500

	$524,683		$524,683

(4a)
Pro forma adjustments have been made to stockholders' equity for those income statement items that are not expected to have a continuing impact in connection with the offering Transactions, as follows:

Write off of discount on Parent term loan facility	$629
Write off of deferred charges on Parent term loan facility	1,721
Write off of deferred charges on 12% senior discount notes due 2014	4,741
Premium paid on 12% senior discount notes due 2014	9,632
Lump sum payment under management fee agreement	28,177

$44,900

(5)
Represents the elimination of all interest expense and amortization of discount and deferred charges recorded historically related to the debt obligations to be extinguished with the proceeds from this offering as follows:

	13 weeks ended July 1, 2010	52 weeks ended April 1, 2010	52 weeks ended July 1, 2010
	(thousands of dollars)	(thousands of dollars)	(thousands of dollars)
Parent term loan facility due 2012 PIK interest(1)	$2,670	$10,572	$10,453
Parent term loan facility due 2012 discount amortization	80	360	328
Parent term loan facility due 2012 deferred charge amortization	245	1,087	1,002
12% senior discount notes due 2014 interest	7,264	28,816	28,816
12% senior discount notes due 2014 deferred charge amortization	287	1,146	1,146

	$10,546	$41,981	$41,745

(1)
Interest rates based on LIBOR plus 5% and ranged from 5.2% to 5.5%.

  We made pro forma adjustments to interest expense to remove all of the historical amounts of interest expense included in our consolidated financial statements related to the Parent term loan and 12% senior discount notes, which are expected to be extinguished with the proceeds from this offering. The amounts of interest expense we recorded and removed in their entirety were based on LIBOR plus 5% for the $201.0 million Parent term loan and 12% for the $240.8 million 12% senior discount notes multiplied by the outstanding principal balance of each debt agreement. Discount and deferred charge amortization that is eliminated was calculated using the effective interest method over the terms of the debt agreements.

(6)
Represents the elimination of the $85.2 million gain on extinguishment on the Parent term loan facility during the 52 weeks ended April 1, 2010 and $3.2 million gain on extinguishment on the Parent term loan facility during the 52 weeks ended July 1, 2010 as the Parent's term loan facility will be extinguished with the proceeds from this offering. Because all interest expense related to the Parent term loan facility is eliminated in (5) above as if the Transactions had occured on April 3, 2009, we have treated the recorded gain on the partial extinguishment of the Parent term loan in a similar manner.

(7)
Reflects the termination of the management fee agreement. The management fee will be terminated in connection with the Transactions as discussed elsewhere in this prospectus.

(8)
Represents the expected income tax impact of the offering Transactions, in U.S. tax jurisdictions at our expected state and federal tax rate of 37.5%.

NCM Inc. Common Shares Sold Pro Forma Adjustments

(9)
On August 18, 2010, we sold 6.5 million NCM Inc. shares for $16.00 per share and reduced our related investment in NCM by $36.2 million, for the average carrying amount of the shares of $5.57 per share. Net proceeds received were $99.6 million, after deducting related underwriting fees and professional and consulting costs of $4.4 million, resulting in a gain on sale of $63.4 million.

(9a)
Pro forma adjustment has been made to stockholders' equity for the gain on sale of NCM Inc. shares that is not expected to have a continuing impact in connection with the NCM Inc. common shares sold.

(10)
Represents the elimination of equity in earnings recorded for NCM based on an economic ownership prior to the sale of approximately 23% or $1.7 million replaced with the ownership percentage after the sale of approximately 18% or $0.4 million. AMC ShowPlace received slightly more than 6.5 million NCM membership units in June 2010, and later redeemed 6.5 million units for an equal number of shares of NCM Inc. common stock, which it sold immediately thereafter in August 2010. AMC ShowPlace and American Multi-Cinema, Inc. redeemed an additional 10,209 and 144,984 NCM membership units, respectively, for an equal number of shares of NCM Inc. common stock, which it sold immediately thereafter in September 2010. We recorded equity in undistributed earnings of NCM for the month of June based on our 23.05% ownership interest at that time, which resulted in equity in earnings that were $1.3 million greater than they would have been had we sold the shares that were received in June 2010 on April 3, 2009. The amounts for the 13 and 52 weeks ended July 1, 2010 are the same because the only impact for either period is for the acquisition of member ship units in June 2010, as that is the only period of time in which we held the additional shares and recorded additional equity in undistributed earnings.

(11)
Represents the expected income tax impact of the NCM Inc. common shares sold, in U.S. tax jurisdictions at our expected state and federal tax rate of 37.5%.

        We have included this sale of NCM Inc. common shares in this pro forma presentation, as we believe such sale has a material impact on our net working capital and sources of liquidity.

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

        The following table sets forth certain of our selected historical financial and operating data. Our selected financial data for the fiscal years ended April 1, 2010, April 2, 2009, April 3, 2008, March 29, 2007 and March 30, 2006 and the 13 weeks ended July 1, 2010 and July 2, 2009 have been derived from the consolidated financial statements for such periods either included elsewhere in this prospectus or not included herein.

        The selected financial data presented herein should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," consolidated financial statements, including the notes thereto, and our other historical financial information, including the notes thereto, included elsewhere in this prospectus.

	Thirteen Weeks Ended		Years Ended(1)(2)
	13 Weeks Ended July 1, 2010	13 Weeks Ended July 2, 2009	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008	52 Weeks Ended March 29, 2007	52 Weeks Ended March 30, 2006(3)
	(in thousands, except per share and operating data)
Statement of Operations Data:
Revenues:
Admissions	$448,597	$446,227	$1,711,853	$1,580,328	$1,615,606	$1,576,924	$1,125,243
Concessions	175,959	173,660	646,716	626,251	648,330	631,924	448,086
Other theatre	16,396	15,425	59,170	58,908	69,108	94,374	90,631

Total revenues	640,952	635,312	2,417,739	2,265,487	2,333,044	2,303,222	1,663,960

Operating Costs and Expenses:
Film exhibition costs	238,823	249,101	928,632	842,656	860,241	838,386	604,393
Concession costs	20,496	19,165	72,854	67,779	69,597	66,614	48,845
Operating expense	147,641	150,177	610,774	576,022	572,740	564,206	436,028
Rent	114,554	112,373	440,664	448,803	439,389	428,044	326,627
General and administrative:
Merger, acquisition and transactions costs	5,856	432	2,578	1,481	7,310	12,447	12,523
Management fee	1,250	1,250	5,000	5,000	5,000	5,000	2,000
Other	13,071	13,282	58,274	53,800	39,084	45,860	38,296
Restructuring charge	—	—	—	—	—	—	3,980
Depreciation and amortization	48,603	48,788	188,342	201,413	222,111	228,437	158,098
Impairment of long-lived assets	—	—	3,765	73,547	8,933	10,686	11,974

Operating costs and expenses	590,294	594,568	2,310,883	2,270,501	2,224,405	2,199,680	1,642,764
Operating income (loss)	50,658	40,744	106,856	(5,014)	108,639	103,542	21,196

Other income	(1,939)	(73,283)	(87,793)	(14,139)	(12,932)	(10,267)	(9,818)
Interest expense:
Corporate borrowings	43,564	39,081	168,439	182,691	197,721	214,539	136,932
Capital and financing lease obligations	1,383	1,413	5,652	5,990	6,505	4,669	3,937
Equity in (earnings) losses of non-consolidated entities(4)	1,766	(6,262)	(30,300)	(24,823)	(43,019)	(233,704)	7,807
Investment income(5)	(69)	(127)	(287)	(1,759)	(24,013)	(17,594)	(3,333)

Earnings (loss) from continuing operations before income taxes	5,953	79,922	51,145	(152,974)	(15,623)	145,899	(114,329)
Income tax provision	6,450	32,700	(36,300)	5,800	(7,580)	28,246	70,660

Earnings (loss) from continuing operations	(497)	47,222	87,445	(158,774)	(8,043)	117,653	(184,989)
Earnings (loss) from discontinued operations, net of income tax provision(6)	(17)	723	(7,534)	9,728	1,802	(746)	(31,234)

Net earnings (loss)	$(514)	$47,945	$79,911	$(149,046)	$(6,241)	$116,907	$(216,223)

	Thirteen Weeks Ended		Years Ended(1)(2)
	13 Weeks Ended July 1, 2010	13 Weeks Ended July 2, 2009	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008	52 Weeks Ended March 29, 2007	52 Weeks Ended March 30, 2006(3)
	(in thousands, except per share and operating data)
Basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$(0.39)	$36.93	$68.38	$(123.93)	$(6.27)	$91.76	$(215.57)
Earnings (loss) from discontinued operations	(0.01)	0.56	(5.89)	7.60	1.40	(0.59)	(36.40)

Net earnings (loss) per share	$(0.40)	$37.49	$62.49	$(116.33)	$(4.87)	$91.17	$(251.97)

Average shares outstanding:
Basic	1,278.82	1,278.82	1,278.82	1,281.20	1,282.65	1,282.25	858.12
Diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$(0.39)	$36.93	$68.24	$(123.93)	$(6.27)	$91.69	$(215.57)
Earnings (loss) from discontinued operations	(0.01)	0.56	(5.88)	7.60	1.40	(0.58)	(36.40)

Net earnings (loss) per share	$(0.40)	$37.49	$62.36	$(116.33)	$(4.87)	$91.11	$(251.97)

Average shares outstanding:
Diluted	1,278.82	1,278.82	1,281.42	1,281.20	1,282.65	1,283.20	858.12
Balance Sheet Data (at period end):
Cash and equivalents	$401,870		$611,593	$539,597	$111,820	$319,533	$232,366
Corporate borrowings, including current portion	2,273,325		2,271,914	2,394,586	2,287,521	1,864,670	2,455,686
Other long-term liabilities	343,397		309,591	308,702	350,250	373,943	395,458
Capital and financing lease obligations, including current portion	68,879		57,286	60,709	69,983	53,125	68,130
Stockholders' equity	440,674		439,542	378,484	506,731	1,167,053	1,042,642
Total assets	3,968,204		3,774,912	3,774,894	3,899,128	4,118,149	4,407,351
Other Data:
Net cash provided by operating activities(7)	$35,317	$83,872	$198,936	$167,249	$201,209	$417,870	$25,694
Capital expenditures	(13,988)	(7,307)	(97,011)	(121,456)	(171,100)	(142,969)	(123,838)
Proceeds from sale/leasebacks	—	—	6,570	—	—	—	35,010
Operating Data (at period end):
Screen additions	—	6	6	83	136	107	106
Screen acquisitions	960	—	—	—	—	32	1,363
Screen dispositions	131	8	105	77	196	243	60
Average screens—continuing operations(8)	4,834	4,534	4,485	4,545	4,561	4,627	3,583
Number of screens operated	5,342	4,610	4,513	4,612	4,606	4,666	4,770
Number of theatres operated	382	307	297	307	309	318	335
Screens per theatre	14.0	15.0	15.2	15.0	14.9	14.7	14.2
Attendance (in thousands)—continuing operations(8)	51,619	53,703	200,285	196,184	207,603	213,041	161,867

(1)
A cash dividend of $652.8 million was declared on common stock for fiscal 2008. There were no other cash dividends declared on common stock.

(2)
Fiscal 2008 includes 53 weeks. All other years have 52 weeks.

(3)
We acquired Loews Cineplex Entertainment Corporation on January 26, 2006, which significantly increased our size. In the Loews Acquisition we acquired 112 theatres with 1,308 screens throughout the United States that we consolidate.

(4)
During fiscal 2010, fiscal 2009 and fiscal 2008, equity in earnings including cash distributions from NCM were $34.4 million, $27.7 million and $22.2 million, respectively. During fiscal 2008, equity in (earnings) losses of non-consolidated entities includes a gain of $18.8 million from the sale of Hoyts General Cinema South America and during fiscal 2007 a gain of $238.8 million related to the NCM Inc. initial public offering.

(5)
Includes gain of $16.0 million for the 53 weeks ended April 3, 2008 from the sale of our investment in Fandango, Inc. Includes interest income on temporary cash investments of $17.3 million for the 52 weeks ended March 29, 2007.

(6)
All fiscal years presented include earnings and losses from discontinued operations related to 44 theatres in Mexico that were sold during fiscal 2009. Both fiscal 2007 and 2006 includes losses from discontinued operations related to five theatres in Japan that were sold during fiscal 2006 and five theatres in Iberia that were sold during fiscal 2007.

(7)
Cash flows provided by operating activities for the 52 weeks ended March 30, 2006 do not include $142.5 million of cash acquired in the Loews Mergers which is included in cash flows from investing activities.

(8)
Includes consolidated theatres only.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis concerns our historical financial condition and results of operations for the periods indicated. This discussion contains forward-looking statements. Please see "Forward-Looking Statements" for a discussion of the risks, uncertainties and assumptions relating to these statements.

Overview

        We are one of the world's leading theatrical exhibition companies. As of July 1, 2010, we owned, operated or had interests in 382 theatres and 5,342 screens with 99%, or 5,287, of our screens in the U.S. and Canada, and 1%, or 55 of our screens in China (Hong Kong), France and the United Kingdom.

        During the 13 weeks ended July 1, 2010, we acquired 92 theatres with 928 screens from Kerasotes in the U.S. In connection with the acquisition of Kerasotes, we divested of nine theatres with 116 screens as required by the Antitrust Division of the United States Department of Justice and acquired two theatres with 26 screens that were received in exchange for three of the divested theatres above with 43 screens. We also closed one theatre with 15 screens in the U.S. and acquired one theatre with 6 screens in the U.S. in the ordinary course of business.

        Our Theatrical Exhibition revenues are generated primarily from box office admissions and theatre concession sales. The balance of our revenues are generated from ancillary sources, including on-screen advertising, rental of theatre auditoriums, fees and other revenues generated from the sale of gift cards and packaged tickets, on-line ticket fees and arcade games located in theatre lobbies.

        Box office admissions are our largest source of revenue. We predominantly license "first-run" motion pictures from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. Film exhibition costs are accrued based on the applicable admissions revenues and estimates of the final settlement pursuant to our film licenses. Licenses that we enter into typically state that rental fees are based on either aggregate terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under an aggregate terms formula, we pay the distributor a specified percentage of box office receipts or pay based on a scale of percentages tied to different amounts of box office gross. The settlement process allows for negotiation based upon how a film actually performs.

        Concessions sales are our second largest source of revenue after box office admissions. Concessions items include popcorn, soft drinks, candy, hot dogs and other products. We negotiate prices for our concessions products and supplies directly with concessions vendors on a national or regional basis to obtain high volume discounts or bulk rates and marketing incentives.

        Our revenues are dependent upon the timing and popularity of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business is highly seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons. Our results of operations will vary significantly from quarter to quarter.

        During fiscal 2010, based on revenues, films licensed from our six largest distributors accounted for approximately 84% of our U.S. and Canada admissions revenues. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's motion pictures in any given year.

        During the period from 1990 to 2009, the annual number of first-run motion pictures released by distributors in the United States ranged from a low of 370 in 1995 to a high of 633 in 2008, according to the Motion Picture Association of America 2009 MPAA Theatrical Market Statistics. The number of digital 3D films released increased to a high of 20 in 2009 from a low of 0 during this same time period.

        We continually upgrade the quality of our theatre circuit by adding new screens through new builds (including expansions) and acquisitions and by disposing of older screens through closures and sales. We are an industry leader in the development and operation of megaplex theatres, typically defined as a theatre having 14 or more screens and offering amenities to enhance the movie-going experience, such as stadium seating providing unobstructed viewing, digital sound and enhanced seat design. We have increased our 3D screens to 628 screens and our IMAX screens to 85 screens as of July 1, 2010; and as of July 1, 2010, approximately 11.8% of our screens were 3D screens and 1.6% were IMAX screens.

Significant Events

        On August 18, 2010, we redeemed 6.5 million of our NCM LLC membership units for a like number of shares of NCM Inc. common stock, which we sold in the NCM Sale for $16.00 per share, reducing our investment in NCM by $36.7 million, the average carrying amount of the shares sold. We received approximately $99.6 million in proceeds after deducting related fees and expenses payable by us, resulting in a gain on sale of $62.9 million. On September 8, 2010, AMC ShowPlace and American Multi-Cinema, Inc. redeemed an additional 10,209 and 144,984 NCM membership units, respectively, and sold them to the underwriters to cover over-allotments at $16.00 per share, further reducing our investment in NCM by $855,000, the average carrying amount of the shares sold. We received approximately $2.4 million of net proceeds from this sale, resulting in a gain on sale of $1.5 million. The net proceeds will be used for general corporate purposes, including repaying indebtedness and to pursue accretive acquisitions as they become available.

        On May 24, 2010, we completed the acquisition of 92 theatres and 928 screens from Kerasotes. Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. More than three quarters of the Kerasotes theatres feature stadium seating and almost 90 percent have been built since 1994. The purchase price for the Kerasotes theatres paid in cash at closing was $276.8 million, net of cash acquired and is subject to working capital and other purchase price adjustments as described in the Unit Purchase Agreement. The acquisition of Kerasotes significantly increased our size. For additional information about the Kerasotes acquisition, see the notes to our consolidated financial statements for the 13 week period ended July 1, 2010, included elsewhere in this prospectus.

        On March 10, 2010, Digital Cinema Implementation Partners, LLC ("DCIP") completed its financing transactions for the deployment of digital projection systems to nearly 14,000 movie theatre screens across North America, including screens operated or managed by the Company, Regal Entertainment Group ("Regal") and Cinemark Holdings, Inc ("Cinemark"). At closing, we contributed 342 projection systems that we owned to DCIP, which we recorded at estimated fair value as part of an additional investment in DCIP of $21.8 million. We also made cash investments in DCIP of $840,000 at closing and DCIP made a distribution of excess cash to us after the closing date and prior to year-end of $1.3 million. We recorded a loss on contribution of the 342 projection systems of $563,000, based on the difference between estimated fair value and our carrying value on the date of contribution. On March 26, 2010, we acquired 117 digital projectors from third party lessors for $6.8 million and sold them together with seven digital projectors that we owned to DCIP for $6.6 million. We recorded a loss on the sale of these 124 systems to DCIP of $697,000. As of April 1, 2010, we operated 568 digital projection systems leased from DCIP pursuant to operating leases and anticipate that we will have deployed 4,000 of these systems in our existing theatres over the next three to four years.

        The additional digital projection systems will allow us to add additional 3D screens to our circuit where we are generally able to charge a higher admission price than 2D. The digital projection systems leased from DCIP and its affiliates will replace most of our existing 35 millimeter projection systems in our U.S. theatres. We are examining the estimated depreciable lives for our existing 35 millimeter projection systems, with a net book value of $14.2 million, and expect to adjust the depreciable lives in order to accelerate the depreciation of these existing 35 millimeter projection systems, so that such systems are fully depreciated at the end of the digital projection system deployment timeframe. We currently estimate that the increase to depreciation and amortization expense as a result of the acceleration will be $2.7 million, $0.3 million and $1.0 million in fiscal years 2011, 2012 and 2013, respectively. Upon full deployment of the digital projection systems, we expect the cash rent expense of such equipment to approximate $4.5 million, annually, and the deferred rent expense to approximate $5.5 million, annually, which will be recognized in our consolidated statements of operations as "Operating expense".

        On June 9, 2009, we completed the offering of $600 million aggregate principal amount of our 8.75% Senior Notes due 2019 (the "Notes due 2019"). Concurrently with the notes offering, we launched a cash tender offer and consent solicitation for any and all of our then outstanding $250 million aggregate principal amount of 8 5/8% Senior Notes due 2012 (the "Fixed Notes due 2012") at a purchase price of $1,000 plus a $30 consent fee for each $1,000 of principal amount of currently outstanding Fixed Notes due 2012 validly tendered and accepted by us on or before the early tender date (the "Cash Tender Offer"). We used the net proceeds from the issuance of the Notes due 2019 to pay the consideration for the Cash Tender Offer plus accrued and unpaid interest on $238.1 million principal amount of the Fixed Notes due 2012. We recorded a loss on extinguishment related to the Cash Tender Offer of $10.8 million in other expense during the 52 weeks ended April 1, 2010, which included previously capitalized deferred financing fees of $3.3 million consent fee paid to holders of $7.1 million and other expenses of $372,000. On August 15, 2009, we redeemed the remaining $11.9 million of Fixed Notes due 2012 at a price of $1,021.56 per $1,000 principal in accordance with the terms of the indenture. We recorded a loss of $450,000 in Other expense related to the extinguishment of the remaining Fixed Notes due 2012 during the 52 weeks ended April 1, 2010, which included previously capitalized deferred financing fees of $157,000, a consent fee paid to the holders of $257,000 and other expenses of $36,000.

        We acquired Grupo Cinemex, S.A. de C.V. ("Cinemex") in January 2006 as part of a larger acquisition of Loews Cineplex Entertainment Corporation. We do not operate any other theatres in Mexico and have divested of the majority of our other investments in international theatres in Japan, Hong Kong, Spain, Portugal, Argentina, Brazil, Chile, and Uruguay over the past several years as part of our overall business strategy.

        On December 29, 2008, we sold all of our interests in Cinemex, which then operated 44 theatres with 493 screens primarily in the Mexico City Metropolitan Area, to Entretenimiento GM de Mexico S.A. de C.V. ("Entretenimiento"). The purchase price received at the date of the sale and in accordance with the Stock Purchase Agreement was $248.1 million. During the year ended April 1, 2010, we received payments of $4.3 million for purchase price adjustments in respect of tax payments and refunds, and a working capital calculation and post closing adjustments. Additionally, we estimate that as of April 1, 2010, we are contractually entitled to receive an additional $8.8 million in purchase price adjustments in respect of tax payments and refunds. While we believe we are entitled to these amounts from Cinemex, the collection thereof will require litigation, which was initiated by us on April 30, 2010. Resolution could take place over a prolonged period. As a result of the litigation, we have established an allowance for doubtful accounts related to this receivable in the amount of $7.5 million as of April 1, 2010 and further directly charged off $1.4 million of certain amounts as uncollectible with an offsetting charge of $8.9 million recorded to loss on disposal included as a component of discontinued operations in fiscal 2010.

        The operations and cash flows of the Cinemex theatres have been eliminated from our ongoing operations as a result of the disposal transaction. We do not have any significant continuing involvement in the operations of the Cinemex theatres. The results of operations of the Cinemex theatres have been classified as discontinued operations for all periods presented.

        In May 2007, we disposed of our investment in Fandango, accounted for using the cost method, for total proceeds of $20.4 million, of which $18 million was received in May and September 2007 and $2.4 million was received in November 2008, and have recorded a gain on the sale, included in investment income, of approximately $16 million during fiscal 2008 and $2.4 million during fiscal 2009. In July 2007, we disposed of our investment in Hoyts General Cinemas South America ("HGCSA"), an entity that operated 17 theatres in South America, for total proceeds of approximately $28.7 million and recorded a gain on the sale, included in equity earnings of non-consolidated entities, of approximately $18.8 million.

Stock-Based Compensation

        We account for stock-based employee compensation arrangements using the fair value method. The fair value of each stock option was estimated on the grant date using the Black-Scholes option pricing model using the following assumptions: common stock value on the grant date, risk-free interest rate, expected term, expected volatility, and dividend yield. We have elected to use the simplified method for estimating the expected term of "plain vanilla" share option grants as we do not have enough historical experience to provide a reasonable estimate. Compensation cost is calculated on the date of the grant and then amortized over the vesting period.

        We granted 38,876.7 options on December 23, 2004, 600 options on January 26, 2006, 15,980.5 options on March 6, 2009 and 4,786 options on May 28, 2009 to employees to acquire our common stock. The fair value of these options on their respective grant dates was $22.4 million, $138,000, $2.1 million, and $0.65 million, respectively. All of these options currently outstanding are equity classified.

        On July 8, 2010, we granted 6,422 options and 10,803 shares of restricted stock. The fair value of these options and restricted shares on their respective grant dates was $1.9 million and $8.1 million, respectively. All of these options currently outstanding are equity classified.

        The common stock value used to estimate the fair value of each option on the December 23, 2004 grant date was based upon a contemporaneous third party arms-length transaction on December 23, 2004 in which we sold 769,350 shares of our common stock for $1,000 per share to unrelated parties. The common stock value used to estimate the fair value of each option on the March 6, 2009 grant date was based upon a contemporaneous valuation reflecting market conditions as of January 1, 2009, a purchase of 2,542 shares by Parent for $323.95 per share from our former Chief Executive Officer pursuant to his Separation and General Release Agreement dated February 23, 2009 and a sale of 385.862 shares by Parent to our current Chief Executive Officer pursuant to his Employment Agreement dated February 23, 2009 for $323.95 per share.

        On June 11, 2007, Marquee Merger Sub Inc., a wholly-owned subsidiary of AMC Entertainment Holdings, Inc., merged with and into Holdings, with Holdings continuing as the surviving corporation (the "holdco merger"). In connection with this, Parent adopted an amended and restated 2004 stock option plan (formerly known as the 2004 Stock Option Plan of Marquee Holdings Inc.). The option exercise price per share of $1,000 was adjusted to $491 pursuant to the antidilution provisions of the 2004 Stock Option Plan to give effect to the payment of a one time non-recurring dividend paid by Parent on June 15, 2007 of $652.8 million to the holders of its 1,282,750 shares of common stock. The Company determined that there was no incremental value transferred as a result of the modification and as a result, no additional compensation cost to recognize.

        The common stock value of $339.59 per share used to estimate the fair value of each option on the May 28, 2009 grant date was based upon a valuation prepared by management on behalf of the Compensation Committee of the Board of Directors. Management chose not to obtain a contemporaneous valuation performed by an unrelated valuation specialist as management believed that the valuation obtained at January 1, 2009 and the subsequent stock sales and purchases were recent and could easily be updated and rolled forward without engaging a third party and incurring additional costs. Additionally, management considered that the number of options granted generated a relatively low amount of annual expense over 5 years ($130,100) and that any differences in other estimates of fair value would not be expected to materially impact the related annual expense. The common stock value was estimated based on current estimates of annual operating cash flows multiplied by the current average peer group multiple for similar publicly traded competitors of 6.7x less net indebtedness, plus the current fair value of our investment in NCM. Management compared the estimated stock value of $339.59 per share with the $323.95 value per share discussed above related to the March 6, 2009 option grant and noted the overall increase in value was primarily due the following:

March 6, 2009 grant value per share	$323.95

Decline in net indebtedness	20.15
Increase in value of investment in NCM	37.10
Increase due to peer group multiple	47.89
Decrease in annual operating cash flows	(89.50)

May 28, 2009 grant value per share	$339.59

        The common stock value of $752 per share used to estimate the fair value of each option and restricted share on July 8, 2010 was based upon a contemporaneous valuation reflecting market conditions. The estimated grant date fair value for 5,399 shares of restricted stock (time vesting) and 1,351 shares of restricted stock (performance vesting, where the performance targets were established at the grant date following ASC 718-10-55-95) was based on $752 per shares and was $4.1 million and $1.0 million, respectively. The estimated grant date fair value of the options granted on 5,399 shares was $293.72 per share, or $1.6 million, and was determined using the Black-Scholes option-pricing model. The option exercise price was $752 per share, and the estimated fair value of the shares was $752, resulting in $0 intrinsic value for the option grants. Total unrecognized stock based compensation expense related to the restricted stock awards and options granted on July 8, 2010 pursuant to the 2010 equity incentive plan was $6.7 million.

Critical Accounting Estimates

        Our consolidated financial statements are prepared in accordance with GAAP. In connection with the preparation of our financial statements, we are required to make assumptions and estimates about future events, and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and the related disclosures. We base our assumptions, estimates, and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates, and judgments to ensure that our financial statements are presented fairly and in accordance with GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates, and such differences could be material.

        Our significant accounting policies are discussed in note 1 to our audited consolidated financial statements included elsewhere in this prospectus. A listing of some of the more critical accounting estimates that we believe merit additional discussion and aid in better understanding and evaluating our reported financial results are as follows.

        Impairment charges.    We evaluate goodwill and other indefinite lived intangible assets for impairment annually, or more frequently as specific events or circumstances dictate. Impairment for other long lived assets (including finite lived intangibles) is done whenever events or changes in circumstances indicate that these assets may not be fully recoverable. We have invested material amounts of capital in goodwill and other intangible assets in addition to other long lived assets. We operate in a very competitive business environment and our revenues are highly dependent on movie content supplied by film producers. In addition, it is not uncommon for us to closely monitor certain locations where operating performance may not meet our expectations. Because of these and other reasons over the past three years we have recorded material impairment charges primarily related to long lived assets. For the last three years, impairment charges were $3.8 million in fiscal 2010, $73.5 million in fiscal 2009 and $8.9 million in fiscal year 2008. There are a number of estimates and significant judgments that are made by management in performing these impairment evaluations. Such judgments and estimates include estimates of future revenues, cash flows, capital expenditures, and the cost of capital, among others. Management believes we have used reasonable and appropriate business judgments. These estimates determine whether an impairment has been incurred and also quantify the amount of any related impairment charge. Given the nature of our business and our recent history, future impairments are possible and they may be material based upon business conditions that are constantly changing.

        Our recorded goodwill was $1,937 million, 1,845 million and $1,845 million as of July 1, 2010, April 1, 2010 and April 2, 2009, respectively. We evaluate goodwill and our trademark for impairment annually during our fourth fiscal quarter and any time an event occurs or circumstances change that would more likely than not reduce the fair value for a reporting unit below its carrying amount. Our goodwill is recorded in our Theatrical Exhibition operating segment, which is also the reporting unit for purposes of evaluating recorded goodwill for impairment. If the carrying value of the reporting unit exceeds its fair value we are required to reallocate the fair value of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. We determine fair value by using an enterprise valuation methodology determined by applying multiples to cash flow estimates less net indebtedness, which we believe is an appropriate method to determine fair value. There is considerable management judgment with respect to cash flow estimates and appropriate multiples and discount rates to be used in determining fair value, and, accordingly, actual results could vary significantly from such estimates which fall under Level 3 within the fair value measurement hierarchy.

        We performed our annual goodwill impairment analysis during the fourth quarter of fiscal 2010. The estimated fair value of our Theatrical Exhibition reporting unit exceeded its carrying value by approximately $500 million, which we believe is substantial. While the fair value of our Theatrical Exhibition operations exceeds the carrying value at the present time, small changes in certain assumptions can have a significant impact on fair value. Facts and circumstances could change, including further deterioration of general economic conditions, the number of motion pictures released by the studios, and the popularity of films supplied by our distributors. These and/or other factors could result in changes to the assumptions underlying the calculation of fair value which could result in future impairment of our remaining goodwill.

        We evaluated our enterprise value as of April 1, 2010 and April 2, 2009 based on a contemporaneous valuation reflecting market conditions. Two valuation approaches were utilized; the income approach and the market approach. The income approach provides an estimate of enterprise value by measuring estimated annual cash flows over a discrete projection period and applying a present value rate to the cash flows. The present value of the cash flows is then added to the present value equivalent of the residual value of the business to arrive at an estimated fair value of the business. The residual value represents the present value of the projected cash flows beyond the discrete projection period. The discount rate is determined using a rate of return deemed appropriate for the risk of achieving the projected cash flows. The market approach used publicly traded peer companies and reported transactions in the industry. Due to conditions and the relatively few sale transactions, the market approach was used to provide additional support for the value achieved in the income approach.

        Key rates used in the income approach for fiscal 2010 and 2009 follow:

Description	Fiscal 2010	Fiscal 2009
Discount rate	9.0%	10.0%
Market risk premium	5.5%	6.0%
Hypothetical capital structure: Debt/Equity	40%/60%	40%/60%

        The discount rate is an estimate of the weighted average cost of debt and equity capital. The required return on common equity was estimated by adding the risk-free required rate of return, the market risk premium (which is adjusted for the Company's estimated market volatility, or beta), and small stock premium. The discount rate used for fiscal 2010 was 9.0% and the discount rate used for fiscal 2009 was 10.0%. The lower discount rate was due to a number of factors, such as a decrease in corporate bond yields, decrease in betas, and decrease in market risk premiums, given current market conditions.

        The aggregate annual cash flows were determined based on management projections on a theatre-by-theatre basis further adjusted by non-theatre cash flows. The projections considered various factors including theatre lease terms, a reduction in attendance, and a reduction in capital investments in new theatres, given current market conditions and the resulting difficulty with obtaining contracts for new-builds. Cash flow estimates included in the analysis reflect our best estimate of the impact of the roll-out of digital projectors throughout our theatre circuit. Because we entered into a definitive agreement to acquire Kerasotes on December 9, 2009 and consummated the acquisition on May 24, 2010, the valuation study includes our projected cash flows for Kerasotes. The decrease in attendance for the 13 weeks ended July 1, 2010 described below under "—Operating Results—For the 13 Weeks Ended July 1, 2010 and July 2, 2009" was not available or included in our projections that were used for the estimation of fair value. Based on the seasonal nature of our business, fluctuations in attendance from period to period are expected and we do not believe that the results would significantly decrease our projections for the full fiscal year 2011, or impact our conclusions regarding goodwill impairment. The anticipated acceleration of depreciation of the 35mm equipment described above under "—Significant Events" does not have an impact on our estimation of fair value as depreciation does not impact our projected available cash flow. The expected increases in rent expense upon full deployment of the digital projection systems also described under "—Significant Events" were included in the cash flow projections used to estimate our fair value as a part of our fiscal 2010 annual goodwill impairment analysis, and had the impact of reducing the projected cash flows. Because Cinemex was sold in December 2008, cash flows for the fiscal 2009 study did not include results from Cinemex. Cash flows were projected through fiscal 2017 and assumed revenues would increase approximately 3.25% annually primarily due to projected increases in ticket and concession pricing. Costs and expenses, as a percentage of revenue are projected to decrease from 85.5% to 85.1% through fiscal 2017. The residual value is a function of the estimated cash flow for fiscal 2018 divided by a capitalization rate (discount rate less long-term growth rate of 2%) then discounted back to represent the present value of the cash flows beyond the discrete projection period. You should note that we utilized the foregoing assumptions about future revenues and costs and expenses for the limited purpose of performing our annual goodwill impairment analysis. These assumptions should not be viewed as "projections" or as representations by us as to expected future performance or results of operations, and you should not rely on them in deciding whether to invest in our common stock. See "Special Note Regarding Forward-Looking Statements."

        As the expectations of the average investor are not directly observable, the market risk premium must be inferred. One approach is to use the long-run historical arithmetic average premiums that investors have historically earned over and above the returns on long-term Treasury bonds. The premium obtained using the historical approach is sensitive to the time period over which one calculates the average. Depending on the time period chosen, the historical approach yields an average premium in a range of 5.0% to 8.0%.

        There was no goodwill impairment as of July 1, 2010, April 1, 2010 or April 2, 2009.

        Film exhibition costs.    We have agreements with film companies who provide the content we make available to our customers. We are required to routinely make estimates and judgments about box office receipts for certain films and for films provided by specific film distributors in closing our books each period. These estimates are subject to adjustments based upon final settlements and determinations of final amounts due to our content providers that are typically based on a films box office receipts and how well it performs. In certain instances this evaluation is done on a film by film basis or in the aggregate by film production suppliers. We rely upon our industry experience and professional judgment in determining amounts to fairly record these obligations at any given point in time. The accrual made for film costs have historically been material and we expect they will continue to be so into the future. During fiscal years 2010, 2009 and 2008 our film exhibition costs totaled $928.6 million, $842.7 million and $860.2 million, respectively.

        Income and operating taxes.    Income and operating taxes are inherently difficult to estimate and record. This is due to the complex nature of the tax code which we use to file our tax returns and also because our returns are routinely subject to examination by government tax authorities, including federal, state and local officials. Most of these examinations take place a few years after we have filed our tax returns. Our tax audits in many instances raise questions regarding our tax filing positions, the timing and amount of deductions claimed and the allocation of income among various tax jurisdictions. Our federal and state tax operating loss carried forward of approximately $457.9 million and $891.4 million, respectively at April 1, 2010, require us to estimate the amount of carry forward losses that we can reasonably be expected to realize using feasible and prudent tax planning strategies that are available to us. Future changes in conditions and in the tax code may change these strategies and thus change the amount of carry forward losses that we expect to realize and the amount of valuation allowances we have recorded. Accordingly future reported results could be materially impacted by changes in tax matters, positions, rules and estimates and these changes could be material.

        Gift card and packaged ticket revenues.    As noted in our significant accounting policies for revenue we defer 100% of these items and recognize these amounts as they are redeemed by customers or when we estimate the likelihood of future redemption is remote based upon applicable laws and regulations. A vast majority of gift cards are used or partially used. However a portion of the gift cards and packaged ticket sales we sell to our customers are not redeemed and not used in whole or in part. Non-redeemed or partially redeemed cards or packaged tickets are known as "breakage" in our industry. We are required to estimate breakage and do so based upon our historical redemption patterns. Our history indicates that if a card or packaged ticket is not used for 18 months or longer, its likelihood of being used past this 18 month period is remote. When it is determined that a future redemption is remote we record income for unused cards and tickets. We changed our estimate on when packaged tickets would be considered remote in terms of future redemption in fiscal 2008 and changed our estimate of redemption rates for packaged tickets in 2009. Prior to 2008 dates we had estimated that unused packaged tickets would not become remote in terms of future use until 24 months after they were issued. The change we made to shorten this period from 24 to 18 months and align redemption patterns for packaged tickets with our gift card program represented our best judgment based on continued development of specific historical redemption patterns in our gift cards at AMC. We believe this 18 month period continues to be appropriate and do not anticipate any changes to this policy given our historical experience. We monitor redemptions and if we were to determine changes in our redemption statistics had taken place we would be required to change the current 18 month time period to a period that was determined to be more appropriate. This could cause us to either accelerate or lengthen the amount of time a gift card or packaged ticket is outstanding prior to being remote in terms of any future redemption.

Operating Results

        The following table sets forth our revenues, costs and expenses attributable to our operations. Reference is made to note 15 to the audited consolidated financial statements included elsewhere in this prospectus for additional information therein.

        Both fiscal years 2010 and 2009 include 52 weeks and fiscal year 2008 includes 53 weeks.

(In thousands)	13 Weeks Ended July 1, 2010	13 Weeks Ended July 2, 2009	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
Revenues
Theatrical exhibition
Admissions	$448,597	$446,227	$1,711,853	$1,580,328	$1,615,606
Concessions	175,959	173,660	646,716	626,251	648,330
Other theatre	16,396	15,425	59,170	58,908	69,108

Total revenues	$640,952	$635,312	$2,417,739	$2,265,487	$2,333,044

Operating Costs and Expenses
Theatrical exhibition
Film exhibition costs	$238,823	$249,101	$928,632	$842,656	$860,241
Concession costs	20,496	19,165	72,854	67,779	69,597
Operating expense	147,641	150,177	610,774	576,022	572,740
Rent	114,554	112,373	440,664	448,803	439,389
General and administrative expense:
Merger, acquisition and transaction costs	5,856	432	2,578	1,481	7,310
Management fee	1,250	1,250	5,000	5,000	5,000
Other	13,071	13,282	58,274	53,800	39,084
Depreciation and amortization	48,603	48,788	188,342	201,413	222,111
Impairment of long-lived assets	—	—	3,765	73,547	8,933

Operating costs and expenses	$590,294	$594,568	$2,310,883	$2,270,501	$2,224,405

Operating Data (at period end—unaudited)
Screen additions	960	6	6	83	136
Screen dispositions	131	8	105	77	196
Average screens—continuing operations(1)	4,834	4,534	4,485	4,545	4,561
Number of screens operated	5,342	4,610	4,513	4,612	4,606
Number of theatres operated	382	307	297	307	309
Screens per theatre	14.0	15.0	15.2	15.0	14.9
Attendance (in thousands)—continuing operations(1)	51,619	53,703	200,285	196,184	207,603

(1)
Includes consolidated theatres only.

        We present Adjusted EBITDA as a supplemental measure of our performance. We define Adjusted EBITDA as earnings (loss) from continuing operations plus (i) income tax provisions (benefit), (ii) interest expense and (iii) depreciation and amortization, as further adjusted to eliminate the impact of certain items that we do not consider indicative of our ongoing operating performance. These further adjustments are itemized below. You are encouraged to evaluate these adjustments and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Reconciliation of Adjusted EBITDA
(unaudited)

(In thousands)	13 Weeks Ended July 1, 2010	13 Weeks Ended July 2, 2009	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
Earnings (loss) from continuing operations	$(497)	$47,222	$87,445	$(158,774)	$(8,043)
Plus:
Income tax provision (benefit)	6,450	32,700	(36,300)	5,800	(7,580)
Interest expense	44,947	40,494	174,091	188,681	204,226
Depreciation and amortization	48,603	48,788	188,342	201,413	222,111
Impairment of long-lived assets	—	—	3,765	73,547	8,933
Certain operating expenses(1)	(9,475)	956	6,099	1,517	(16,248)
Equity in earnings of non-consolidated entities	1,766	(6,262)	(30,300)	(24,823)	(43,019)
Investment income	(69)	(127)	(287)	(1,759)	(24,013)
Other (income) expense(2)	—	(71,230)	(73,958)	—	(1,246)
General and administrative expense:
Merger, acquisition and transaction costs	5,856	432	2,578	1,481	7,310
Management fee	1,250	1,250	5,000	5,000	5,000
Stock-based compensation expense	136	411	1,384	2,622	207

Adjusted EBITDA(3)(4)	$98,967	$94,634	$327,859	$294,705	$347,638

(1)
Amounts represent preopening expense, theatre and other closure expense (income) and disposition of assets and other gains included in operating expenses.

(2)
Other expense for fiscal 2010 is comprised of the loss on extinguishment of indebtedness related to the Cash Tender Offer and remaining redemption and the gain on extinguishment related to the Parent term loan facility. Other income for fiscal 2008 is comprised of recoveries for property loss related to Hurricane Katrina.

(3)
Does not reflect reduction in costs we anticipate that we will achieve relating to modifications made to our RealD and IMAX agreements in fiscal 2011. Had the modifications to the RealD and IMAX agreements been in place at the beginning of our fiscal 2010, we would have reduced our operating costs by $8.6 million. Also does not reflect the anticipated synergies and cost savings related to the Kerasotes Acquisition that we expect to derive from increased ticket and concession revenues at the former Kerasotes locations as a result of moving to our operating practices, decreased costs for newspaper advertising and concessions for those locations, and general and administrative expense savings, particularly with respect to the consolidation of corporate overhead functions and elimination of redundancies. Based on the cost savings initiatives we have implemented since the Kerasotes Acquisition, which include reductions in salaries, reductions in newspaper advertising costs, savings achieved in respect of concession costs and theatre operating expenses, as well as reduced rent expense, we estimate that we will achieve annual savings of $12.8 million.

(4)
The acquisition of Kerasotes contributed approximately $10.0 million in Adjusted EBITDA during the period of May 24, 2010 to July 1, 2010.

        Adjusted EBITDA is a non-GAAP financial measure commonly used in our industry and should not be construed as an alternative to net earnings (loss) as an indicator of operating performance or as an alternative to cash flow provided by operating activities as a measure of liquidity (as determined in accordance with GAAP). Adjusted EBITDA may not be comparable to similarly titled measures reported by other companies. We have included Adjusted EBITDA because we believe it provides management and investors with additional information to measure our performance and liquidity, estimate our value and evaluate our ability to service debt. In addition, we use Adjusted EBITDA for incentive compensation purposes.

        Adjusted EBITDA has important limitations as an analytical tool, and you should not consider it in isolation, or as a substitute for analysis of our results as reported under U.S. GAAP. For example, Adjusted EBITDA:

  •
  does not reflect our capital expenditures, future requirements for capital expenditures or contractual commitments;

  •
  does not reflect changes in, or cash requirements for, our working capital needs;

  •
  does not reflect the significant interest expenses, or the cash requirements necessary to service interest or principal payments, on our debt;

  •
  excludes tax payments that represent a reduction in cash available to us;

  •
  does not reflect any cash requirements for the assets being depreciated and amortized that may have to be replaced in the future; and

  •
  does not reflect management fees that may be paid to our sponsors.

For the 13 Weeks Ended July 1, 2010 and July 2, 2009

        Revenues.    Total revenues increased 0.9%, or $5.6 million, during the 13 weeks ended July 1, 2010 compared to the 13 weeks ended July 2, 2009. This increase included approximately $35.7 million of additional revenues resulting from the acquisition of Kerasotes. Admissions revenues increased 0.5%, or $2.4 million, during the 13 weeks ended July 1, 2010 compared to the 13 weeks ended July 2, 2009, due to the acquisition of Kerasotes and a 4.6% increase in average ticket prices, partially offset by a 3.9% decrease in attendance. The decrease in attendance and increase in admissions revenues includes the increased attendance and admissions revenues of approximately $24.0 million from Kerasotes. The increase in average ticket price was primarily due to an increase in attendance from IMAX and 3D film product where we are able to charge more per ticket than for a standard 2D film. Admissions revenues at comparable theatres (theatres opened on or before the first quarter of fiscal 2010) decreased 3.8%, or $16.5 million, during the 13 weeks ended July 1, 2010 from the comparable period last year. Attendance was negatively impacted by less popular film product during the 13 weeks ended July 1, 2010 as compared to the 13 weeks ended July 2, 2009. Concessions revenues increased 1.3%, or $2.3 million, during the 13 weeks ended July 1, 2010 compared to the 13 weeks ended July 2, 2009, due to the acquisition of Kerasotes and a 5.6% increase in average concessions per patron, partially offset by the decrease in attendance. The increase in concession revenues includes approximately $11.2 million from Kerasotes. The increase in concessions per patron includes the impact of concession price and size increases placed in effect during the 13 weeks ended December 31, 2009. Other theatre revenues increased 6.3%, or $1.0 million, during the 13 weeks ended July 1, 2010 compared to the 13 weeks ended July 2, 2009, primarily due to increases in on-line ticket fees, non-presentment income from package ticket sales, and merchandise sales, partially offset by decreases in arcade sales. The increase in other theatre revenues includes $0.5 million from Kerasotes.

        Operating costs and expenses.    Operating costs and expenses decreased 0.7%, or $4.3 million, during the 13 weeks ended July 1, 2010 compared to the 13 weeks ended July 2, 2009. The effect of the acquisition of Kerasotes was an increase in operating costs and expenses of approximately $34.0 million. Film exhibition costs decreased 4.1%, or $10.3 million, during the 13 weeks ended July 1, 2010 compared to the 13 weeks ended July 2, 2009 due to the decrease in film exhibition costs as a percentage of admissions revenues, partially offset by the increase in admissions revenues. As a percentage of admissions revenues, film exhibition costs were 53.2% in the current period and 55.8% in the prior year period. Film exhibition costs in the prior year period were higher in comparison primarily due to admissions revenues on higher grossing films, which typically carry a higher film cost as a percentage of admissions revenues. Concession costs increased 6.9%, or $1.3 million, during the 13 weeks ended July 1, 2010 compared to the 13 weeks ended July 2, 2009 due to an increase in concession costs as a percentage of concession revenues and the increase in concession revenues. As a percentage of concessions revenues, concession costs were 11.6% in the current period compared with 11.0% in the prior period, primarily due to the concession price and size increases. As a percentage of revenues, operating expense was 23.0% in the current period as compared to 23.6% in the prior period. A gain was recorded on disposition of assets during the 13 weeks ended July 1, 2010 which reduced operating expenses by approximately $10.1 million, primarily due to the sale of a divested legacy AMC theatre in conjunction with the acquisition of Kerasotes. Rent expense increased 1.9%, or $2.2 million, during the 13 weeks ended July 1, 2010 compared to the 13 weeks ended July 2, 2009 primarily due to increased rent as a result of the acquisition of Kerasotes of approximately $4.3 million, partially offset by dispositions and closures of theatres and rent reductions from landlords related to their failure to meet co-tenancy provisions in certain lease agreements and renegotiations on more favorable terms. Rent reductions related to co-tenancy may not continue should our landlords meet the related co-tenancy provisions in the future.

  General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs increased $5.4 million during the 13 weeks ended July 1, 2010 compared to the 13 weeks ended July 2, 2009. Current year costs primarily consist of costs related to the acquisition of Kerasotes.

        Management fees.    Management fees were unchanged during the 13 weeks ended July 1, 2010. Management fees of $1.3 million are paid quarterly, in advance, to our Sponsors in exchange for consulting and other services.

        Other.    Other general and administrative expense decreased 1.6%, or $0.2 million, during the 13 weeks ended July 1, 2010 compared to the 13 weeks ended July 2, 2009.

        Depreciation and Amortization.    Depreciation and amortization decreased 0.4%, or $0.2 million, compared to the prior period. Decreases in depreciation and amortization expenses related to declining net book value of theatre assets, partially offset by increases in depreciation and amortization as a result of the acquisition of Kerasotes.

        Other (Income) Expense.    Other (income) expense includes $1.9 million and $2.1 million of income related to the derecognition of gift card liabilities, as to which we believe future redemption to be remote, during the 13 weeks ended July 1, 2010 and July 2, 2009, respectively. Other (income) expense includes a loss of $10.8 million related to the redemption of our 8 5/8% Senior Notes due 2012 and a gain on extinguishment of indebtedness related to the Parent term loan facility of $82.1 million during the 13 weeks ended July 2, 2009.

        Interest Expense.    Interest expense increased 11.0%, or $4.5 million, primarily due to an increase in interest expense related to the issuance of our 8.75% Senior Notes due 2019 (the "Notes due 2019") on June 9, 2009.

        Equity in (Earnings) Loss of Non-Consolidated Entities.    Equity in (earnings) loss of non-consolidated entities was $1.8 million in the current period compared to $(6.3 million) in the prior period. Equity in earnings related to our investment in National CineMedia, LLC were $3.5 million and $7.4 million for the 13 weeks ended July 1, 2010 and July 2, 2009, respectively. Equity in losses related to our investment in Digital Cinema Implementation Partners, LLC ("DCIP") were $5.2 million and $0.8 million for the 13 weeks ended July 1, 2010 and July 2, 2009, respectively.

        Investment Income.    Investment income was $0.1 million for the 13 weeks ended July 1, 2010, and July 2, 2009, respectively.

        Income Tax Provision.    The income tax provision from continuing operations was $6.5 million for the 13 weeks ended July 1, 2010 and $32.7 million for the 13 weeks ended July 2, 2009. See Note 8 to the unaudited financial statements included elsewhere in this prospectus for our effective rate reconciliation.

        Earnings (Loss) from Discontinued Operations, Net.    On December 29, 2008, we sold our operations in Mexico, including 44 theatres and 493 screens. The results of operations of the Cinemex theatres have been classified as discontinued operations for all periods presented.

        Net Earnings.    Net earnings (loss) were $(0.5 million) and $47.9 million for the 13 weeks ended July 1, 2010 and July 2, 2009, respectively. Net loss during the 13 weeks ended July 1, 2010 was positively impacted by a gain on disposition of a theatre for approximately $10.1 million and negatively impacted by merger and acquisition costs of approximately $5.9 million related to the acquisition of Kerasotes and increased interest expense of $4.5 million. Net earnings during the 13 weeks ended July 2, 2009 were negatively impacted by an expense of $10.8 million related to the redemption of our 8 5/8% Senior Notes due 2012, positively impacted by a gain on extinguishment of indebtedness related to the Parent term loan facility of $82.1 million and negatively impacted a provision for income tax expense of $32.7 million.

For the Year Ended April 1, 2010 and April 2, 2009

        Revenues.    Total revenues increased 6.7%, or $152.3 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009. Admissions revenues increased 8.3%, or $131.5 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009, due to a 6.1% increase in average ticket prices and a 2.1% increase in attendance. Admissions revenues at comparable theatres (theatres opened on or before the first quarter of fiscal 2009) increased 8.5%, or $131.5 million, during the year ended April 1, 2010 from the comparable period last year. The increase in average ticket price was primarily due to increases in attendance from IMAX and 3D film product where we are able to charge more per ticket than for a standard 2D film, as well as our practice of periodically reviewing ticket prices and making selective adjustments based upon such factors as general inflationary trends and conditions in local markets. Attendance was positively impacted by more favorable 3D and IMAX film product during the year ended April 1, 2010 as compared to the year ended April 2, 2009, as well as by an increase in the number of IMAX and 3D screens that we operate. Concessions revenues increased 3.3%, or $20.5 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009, due primarily to the increase in attendance. Other theatre revenues increased 0.4%, or $262,000, during the year ended April 1, 2010 compared to the year ended April 2, 2009, primarily due to increases in on-line ticket fees, partially offset by a reduction in theatre rentals.

        Operating costs and expenses.    Operating costs and expenses increased 1.8%, or $40.4 million during the year ended April 1, 2010 compared to the year ended April 2, 2009. Film exhibition costs increased 10.2%, or $86.0 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009 due to the increase in admissions revenues and the increase in film exhibition costs as a percentage of admissions revenues. As a percentage of admissions revenues, film exhibition costs were 54.2% in the current period and 53.3% in the prior year period primarily due to an increase in admissions revenues on higher grossing films, which typically carry a higher film cost as a percentage of admissions revenues. Concession costs increased 7.5%, or $5.1 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009 due to an increase in concession costs as a percentage of concessions revenues and the increase in concession revenues. As a percentage of concessions revenues, concession costs were 11.3% in the current period compared with 10.8% in the prior period. As a percentage of revenues, operating expense was 25.3% in the current period as compared to 25.4%

in the prior period. Rent expense decreased 1.8%, or $8.1 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009 primarily due to rent reductions from landlords related to their failure to meet co-tenancy provisions in certain lease agreements and renegotiations on more favorable terms. Rent reductions related to co-tenancy may not continue should our landlords meet the related co-tenancy provisions in the future.

  General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs increased $1.1 million during the year ended April 1, 2010 compared to the year ended April 2, 2009 primarily due to costs incurred related to the Kerasotes acquisition during the current year.

        Management fees.    Management fees were unchanged during the year ended April 1, 2010. Management fees of $1.3 million are paid quarterly, in advance, to our Sponsors in exchange for consulting and other services.

        Other.    Other general and administrative expense increased 8.3%, or $4.5 million, during the year ended April 1, 2010 compared to the year ended April 2, 2009 due primarily to increases in annual incentive compensation of approximately $12 million based on improved operating performance and increases in net periodic pension expense of $4.7 million, partially offset by decreases in cash severance payments of $7 million to our former Chief Executive Officer made in the prior year and a decrease in expense related to a union-sponsored pension plan of $3.9 million. During the year ended April 2, 2009, we recorded $5.3 million of expense related to our partial withdrawal liability for a union-sponsored pension plan. During the year ended April 1, 2010, we recorded $1.4 million of expense related to our estimated complete withdrawal from the union-sponsored pension plan.

        Depreciation and Amortization.    Depreciation and amortization decreased 6.5%, or $13.1 million, compared to the prior year due primarily to the impairment of long-lived assets in fiscal 2009.

        Impairment of Long-Lived Assets.    During the year ended April 1, 2010, we recognized non-cash impairment losses of $3.8 million related to theatre fixed assets and real estate recorded in other long-term assets. We recognized an impairment loss of $2.3 million on five theatres with 41 screens (in Florida, California, New York, Utah and Maryland). Of the theatre charge, $2.3 million was related to property, net. We also adjusted the carrying value of undeveloped real estate assets based on a recent appraisal which resulted in an impairment charge of $1.4 million. During the year ended April 2, 2009, we recognized non-cash impairment losses of $73.6 million related to theatre fixed assets, internal use software and assets held for sale. We recognized an impairment loss of $65.6 million on 34 theatres with 520 screens (in Arizona, California, Canada, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, New York, North Carolina, Ohio, Texas, Virginia, Washington and Wisconsin). Of the theatre charge, $1.4 million was related to intangible assets, net, and $64.3 million was related to property, net. We recognized an impairment loss on abandonment of internal use software, recorded in other long-term assets of $7.1 million when management determined that the carrying value would not be realized through future use. We adjusted the carrying value of our assets held for sale to reflect the subsequent sales proceeds received in January 2009 and declines in fair value, which resulted in impairment charges of $786,000.

        Other (Income) Expense.    Other (income) expense includes $13.6 million and $14.1 million of income related to the derecognition of gift card liabilities, as to which we believe future redemption to be remote, during the year ended April 1, 2010 and April 2, 2009, respectively. Other (income) expense includes a gain on extinguishment of indebtedness of $85.2 million related to the Parent term loan facility and a loss on extinguishment of indebtedness of $11.3 million related to the Cash Tender Offer during the year ended April 1, 2010.

        Interest Expense.    Interest expense decreased 7.7%, or $14.6 million, primarily due to a decrease in interest rates on the senior secured credit facility, extinguishment of debt from the Cash Tender Offer and partial extinguishment of the Parent term loan facility, partially offset by an increase in interest expense related to the issuance of the Notes due 2019.

        Equity in Earnings of Non-Consolidated Entities.    Equity in earnings of non-consolidated entities was $30.3 million in the current year compared to $24.8 million in the prior year. Equity in earnings related to our investment in NCM LLC were $34.4 million and $27.7 million for the year ended April 1, 2010 and April 2, 2009, respectively. We recognized an impairment loss of $2.7 million related to an equity method investment in one U.S. motion picture theatre during the year ended April 2, 2009.

        Investment Income.    Investment income was $287,000 for the year ended April 1, 2010 compared to $1.8 million for the year ended April 2, 2009. The year ended April 2, 2009 includes a gain of $2.4 million from the May 2008 sale of our investment in Fandango, which was the result of receiving the final distribution from the general claims escrow account. During the year ended April 2, 2009, we recognized an impairment loss of $1.5 million related to unrealized losses previously recorded in accumulated other comprehensive income on marketable securities related to one of our deferred compensation plans when we determined the decline in fair value below historical cost to be other than temporary.

        Income Tax Provision (Benefit).    The income tax provision (benefit) from continuing operations was a benefit of $36.3 million for the year ended April 1, 2010 and a provision of $5.8 million for the year ended April 2, 2009. Our income tax benefit in fiscal 2010 includes the release of $55.2 million of valuation allowance for deferred tax assets. See note 9 to the audited consolidated financial statements included elsewhere in this prospectus for our effective income tax rate reconciliation.

        Earnings (Loss) from Discontinued Operations, Net.    On December 29, 2008, we sold our operations in Mexico, including 44 theatres and 493 screens. The results of operations of the Cinemex theatres have been classified as discontinued operations for all years presented and include bad debt expense related to amounts due from Cinemex of $8.9 million for the year ended April 1, 2010. See note 2 to the audited consolidated financial statements included elsewhere in this prospectus for the components of the earnings from discontinued operations.

        Net Earnings (Loss).    Net earnings (loss) were $79.9 million and $(149 million) for the year ended April 1, 2010 and April 2, 2009, respectively. Net earnings were favorably impacted by a gain on extinguishment of indebtedness of $85.2 million related to the Parent term loan facility and a $55.2 million reduction in the valuation allowance for deferred income tax assets. Net earnings during the year ended April 1, 2010 were negatively impacted by an expense of $11.3 million related to the Cash Tender Offer and by losses of $8.9 million related to the allowance for doubtful accounts and direct write-offs of amounts due from Cinemex included in discontinued operations. Net loss for the year ended April 2, 2009 was primarily due to impairment charges of $73.5 million.

For the Year Ended April 2, 2009 and April 3, 2008

        Revenues.    Total revenues decreased 2.9%, or $67.6 million, during the year ended April 2, 2009 compared to the year ended April 3, 2008. Fiscal year 2009 includes 52 weeks and fiscal year 2008 includes 53 weeks which we estimate contributed approximately $30 million to the decline in our total revenues. Admissions revenues decreased 2.2%, or $35.3 million, during the year ended April 2, 2009 compared to the year ended April 3, 2008, due to a 5.5% decrease in attendance partially offset by a 3.6% increase in average ticket price. The increase in average ticket price was primarily due to our practice of periodically reviewing ticket prices and making selective adjustments based upon such factors as general inflationary trends and conditions in local markets. Admissions revenues at comparable theatres (theatres opened on or before the first quarter of fiscal 2008) decreased 4.1%, or

$63.8 million, during the year ended April 2, 2009 from the comparable period last year. Based upon available industry sources, box office revenues of our comparable theatres slightly underperformed the overall industry comparable theatres in the markets where we operate. We believe our underperformance is primarily the result of changes in distribution patterns and an increase in the number of prints released in our markets. While our box office performance on such films was in line with our expectations, the increase in prints in our market diluted our overall performance against the industry. Concessions revenues decreased 3.4%, or $22.1 million, during the year ended April 2, 2009 compared to the year ended April 3, 2008 due to the decrease in attendance partially offset by a 2.2% increase in average concessions per patron. Other theatre revenues decreased 14.8%, or $10.2 million, during the year ended April 2, 2009 compared to year ended April 3, 2008, primarily due to a decrease in advertising revenues. See note 1 to the audited consolidated financial statements included elsewhere in this prospectus for discussion of the change in estimate for revenues recorded during the years ended April 2, 2009 and April 3, 2008.

        Operating costs and expenses.    Operating costs and expenses increased 2.1%, or $46.1 million, during the year ended April 2, 2009 compared to the year ended April 3, 2008. Film exhibition costs decreased 2.0%, or $17.6 million, during the year ended April 2, 2009 compared to the year ended April 3, 2008 due to the decrease in admissions revenues partially offset by an increase in film exhibition costs as a percentage of admission revenues. As a percentage of admissions revenues, film exhibition costs were 53.3% in the current year as compared with 53.2% in the prior year. Concession costs decreased 2.6%, or $1.8 million, during the year ended April 2, 2009 compared to the year ended April 3, 2008 due to the decrease in concession revenues partially offset by an increase in concession costs as a percentage of concessions revenues. As a percentage of concessions revenues, concession costs were 10.8% in the current year and 10.7% in the prior year. As a percentage of revenues, operating expense was 25.4% in the current year and 24.5% in the prior year. Operating expense in the current and prior year includes $2.3 million and $21 million of theatre and other closure income, respectively, due primarily to lease terminations negotiated on favorable terms. Rent expense increased 2.1%, or $9.4 million, during the year ended April 2, 2009 compared to the year ended April 3, 2008 due primarily to the opening of new theatres. Preopening expense decreased $1.7 million during the year ended April 2, 2009 due to a decline in screen additions.

  General and Administrative Expense:

        Merger, acquisition and transaction costs.    Merger, acquisition and transaction costs decreased $5.8 million during the year ended April 2, 2009 compared to the year ended April 3, 2008. Prior year costs are primarily comprised of professional and consulting expenses related to a proposed initial public offering of common stock that was withdrawn on June 19, 2007 and preacquisition expenses for casualty insurance losses that occurred prior to the merger with Loews.

        Management fees.    Management fees were unchanged during the year ended April 2, 2009. Management fees of $1.3 million are paid quarterly, in advance, to our Sponsors in exchange for consulting and other services.

        Other.    Other general and administrative expense increased 37.7%, or $14.7 million, during the year ended April 2, 2009 compared to the year ended April 3, 2008. The increase in other general and administrative expenses is primarily due to a cash severance payment of $7 million to our former Chief Executive Officer and an expense of $5.3 million related to our partial withdrawal liability for a union-sponsored pension plan, partially offset by a pension curtailment gain of $1.1 million as a result of the retirement of our former chief executive officer.

        Depreciation and Amortization.    Depreciation and amortization decreased 9.3%, or $20.7 million, compared to the prior year due primarily to certain intangible assets becoming fully amortized, the closing of theatres and impairment of long-lived assets.

        Impairment of Long-Lived Assets.    During fiscal 2009 we recognized non-cash impairment losses of $73.5 million related to theatre fixed assets, internal use software and assets held for sale. We recognized an impairment loss of $65.6 million on 34 theatres with 520 screens (in Arizona, California, Canada, Florida, Georgia, Illinois, Maryland, Massachusetts, Michigan, New York, North Carolina, Ohio, Texas, Virginia, Washington and Wisconsin). Of the theatre charge, $1.4 million was related to intangible assets, net, and $64.3 million was related to property, net. We recognized an impairment loss on abandonment of internal use software, recorded in other long-term assets of $7.1 million when management determined that the carrying value would not be realized through future use, we adjusted the carrying value of our assets held for sale to reflect the sales proceeds received in fiscal 2009 and declines in fair value, which resulted in impairment charges of $786,000. During fiscal 2008 we recognized a non-cash impairment loss of $8.9 million that reduced property, net on 17 theatres with 176 screens (in New York, Maryland, Indiana, Illinois, Nebraska, Oklahoma, California, Arkansas, Pennsylvania, Washington, and the District of Columbia).

        Other Income.    Other income includes $14.1 million and $11.3 million of income related to the derecognition of gift card liabilities, as to which we believe future redemption to be remote, during the year ended April 2, 2009 and April 3, 2008, respectively. Other income includes insurance recoveries related to Hurricane Katrina of $1.2 million for property losses in excess of property carrying cost and $397,000 for business interruption during the year ended April 3, 2008.

        Interest Expense.    Interest expense decreased 7.6%, or $15.5 million, primarily due to decreased interest rates on the senior secured credit facility.

        Equity in Earnings of Non-Consolidated Entities.    Equity in earnings of non-consolidated entities was $24.8 million in the current year compared to $43 million in the prior year. Equity in earnings related to our investment in NCM LLC were $27.7 million and $22.2 million for the year ended April 2, 2009 and April 3, 2008, respectively. Equity in earnings related to HGCSA was $18.7 million during the year ended April 3, 2008 and includes the gain related to the disposition of $18.8 million. We recognized an impairment loss of $2.7 million related to an equity method investment in one U.S. motion picture theatre during the year ended April 2, 2009.

        Investment Income.    Investment income was $1.8 million for the year ended April 2, 2009 compared to $24 million for the year ended April 3, 2008. The year ended April 2, 2009 and April 3, 2008 include a gain on the sale of our investment in Fandango of $2.4 million and $16 million, respectively. Interest income decreased $6.7 million from the prior year primarily due to decreases in temporary investments and decreases in rates of interest earned on temporary investments. During the year ended April 2, 2009, we recognized an impairment loss of $1.5 million related to unrealized losses previously recorded in accumulated other comprehensive income on marketable securities related to one of our deferred compensation plans when we determined the decline in fair value below historical cost to be other than temporary.

        Income Tax Provision (Benefit).    The income tax provision (benefit) from continuing operations was $5.8 million for the year ended April 2, 2009 and $(7.6 million) for the year ended April 3, 2008 with the reduction due primarily to the decrease in earnings from continuing operations before income taxes. See note 9 to the audited consolidated financial statements included elsewhere in this prospectus.

        Earnings from Discontinued Operations, Net.    On December 29, 2008, we sold our operations in Mexico, including 44 theatres and 493 screens. The results of operations of the Cinemex theatres have been classified as discontinued operations, and information presented for all years reflects the new classification. See note 2 to the audited consolidated financial statements included elsewhere in this prospectus for the components of the earnings from discontinued operations.

        Net Loss.    Net losses were $149 million and $6.2 million for the year ended April 2, 2009 and April 3, 2008, respectively. The increase in net loss was primarily due to impairment charges of $73.5 million in the current year and the recognition of a gain on the disposition of HGCSA of $18.8 million, a gain on the disposition of Fandango of $16 million and theatre and other closure income of $21 million which were recorded in the prior year.

Liquidity and Capital Resources

        Our consolidated revenues are primarily collected in cash, principally through box office admissions and theatre concessions sales. We have an operating "float" which partially finances our operations and which generally permits us to maintain a smaller amount of working capital capacity. This float exists because admissions revenues are received in cash, while exhibition costs (primarily film rentals) are ordinarily paid to distributors from 20 to 45 days following receipt of box office admissions revenues. Film distributors generally release the films which they anticipate will be the most successful during the summer and holiday seasons. Consequently, we typically generate higher revenues during such periods.

        We fund the costs of constructing, maintaining and remodeling new theatres through existing cash balances, cash generated from operations or borrowed funds, as necessary. We generally lease our theatres pursuant to long-term non-cancelable operating leases which may require the developer, who owns the property, to reimburse us for the construction costs. We may decide to own the real estate assets of new theatres and, following construction, sell and leaseback the real estate assets pursuant to long-term non-cancelable operating leases.

        We believe that cash generated from operations and existing cash and equivalents will be sufficient to fund operations and planned capital expenditures and acquisitions currently and for at least the next 12 months and enable us to maintain compliance with covenants related to the senior secured credit facility and our 8% Senior Subordinated Notes due 2014 (the "Notes due 2014"), 11% Senior Subordinated Notes due 2016 (the "Notes due 2016") and Notes due 2019. We are considering various options with respect to the utilization of cash and equivalents on hand in excess of our anticipated operating needs. Such options might include, but are not limited to, acquisitions of theatres or theatre companies, repayment of our corporate borrowings and payment of dividends.

Cash Flows from Operating Activities

        Cash flows provided by operating activities, as reflected in the Consolidated Statements of Cash Flows, were $35.3 million and $83.9 million during the 13 weeks ended July 1, 2010 and July 2, 2009, respectively. The decrease in cash flows provided by operating activities for the 13 weeks ended July 1, 2010 was primarily due to an increase in payments on accounts payables and accrued expenses and other liabilities, net of any additions related to the Kerasotes acquisition. Cash flows during the thirteen weeks ended July 2, 2009 include consent fee payments of $7.1 million related to the redemption of our 8 5/8% senior notes due 2012, which reduced our cash flows from operating activities. We had working capital surplus as of July 1, 2010 and April 1, 2010 of $41.2 million and $256.0 million, respectively. Working capital includes $124.7 million and $125.8 million of deferred revenues as of July 1, 2010 and April 1, 2010, respectively. We have the ability to borrow against our senior secured credit facility to meet obligations as they come due (subject to limitations on the incurrence of indebtedness in our various debt instruments) and could incur indebtedness of $187.3 million on our senior secured credit facility to meet these obligations as of July 1, 2010.

        Cash flows provided by operating activities, as reflected in the Consolidated Statements of Cash Flows, were $198.9 million, $167.2 million and $201.2 million during the years ended April 1, 2010, April 2, 2009 and April 3, 2008 respectively. The increase in operating cash flows during the year ended April 1, 2010 is primarily due to an increase in accrued expenses and other liabilities as a result of increases in accrued interest and annual incentive compensation and the increase in attendance. The decrease in operating cash flows during the year ended April 2, 2009 is primarily due to the increase in net loss, which was partially offset by an increase in non-cash impairment charges. We had working capital surplus as of April 1, 2010 and April 2, 2009 of $256 million and $260.7 million, respectively. Working capital includes $125.8 million and $121.6 million of deferred revenue as of April 1, 2010 and April 2, 2009, respectively.

Cash Flows from Investing Activities

        Cash flows used in investing activities, as reflected in the Consolidated Statements of Cash Flows, were $234.9 million and $9.2 million, during the 13 weeks ended July 1, 2010 and July 2, 2009, respectively. Cash outflows from investing activities include capital expenditures of $14.0 million and $7.3 million during the 13 weeks ended July 1, 2010 and July 2, 2009, respectively.

        During the 13 weeks ended July 1, 2010, we paid $276.8 million in cash for the purchase of Kerasotes theatres at closing, net of cash acquired. The purchase is subject to working capital and other purchase price adjustments as described in the acquisition agreement.

        We received $55.0 million in cash proceeds from the sale of certain theatres required to be divested in connection with the Kerasotes Acquisition during the 13 weeks ended July 1, 2010.

        Cash provided by (used in) investing activities, as reflected in the Consolidated Statement of Cash Flows were $(96.3 million), $100.9 million and $(139.4 million) during the years ended April 1, 2010, April 2, 2009 and April 3, 2008, respectively. On March 26, 2010, we acquired 117 digital projection systems from third party lessors for $6.8 million and sold these systems together with seven digital projectors that we owned to DCIP for cash proceeds of $6.6 million on the same day. Cash outflows from investing activities include capital expenditures of $97 million during the year ended April 1, 2010. We expect that our gross capital expenditures in fiscal 2011 will be approximately $130 million to $160 million.

        Cash flows for the year ended April 2, 2009 include proceeds from the sale of Cinemex of $224.4 million and proceeds from the sale of Fandango of $2.4 million. We have received an additional $4.3 million in purchase price adjustments from Cinemex in respect of tax payments and refunds and a working capital calculation and post closing adjustments during the year ended April 1, 2010. Cash flows for the year ended April 3, 2008 include proceeds from the disposal of HGCSA and Fandango of $28.7 million and $18 million, respectively.

        We fund the costs of constructing new theatres using existing cash balances; cash generated from operations or borrowed funds, as necessary. We generally lease our theatres pursuant to long-term non-cancelable operating leases which may require the developer, who owns the property, to reimburse us for the construction costs. We may decide to own the real estate assets of new theatres and, following construction, sell and leaseback the real estate assets pursuant to long-term non-cancelable operating leases.

Cash Flows from Financing Activities

        Cash flows provided by (used in) financing activities, as reflected in the Consolidated Statement of Cash Flows, were $(10.5) million and $11.6 million during the 13 weeks ended July 1, 2010 and July 2, 2009, respectively. Cash flows provided by (used in) financing activities, as reflected in the Consolidated Statement of Cash Flows, were $(29.4 million), $162.6 million and $(267.1 million) during the years ended April 1, 2010, April 2, 2009 and April 3, 2008, respectively.

        Proceeds from the issuance of our 8.75% senior notes due 2019 were $585.5 million and deferred financing costs paid related to the issuance of the 8.75% senior notes due 2019 were $14.4 million during the 13 weeks ended July 2, 2009.

        During the 13 weeks ended July 2, 2009, we made principal payments of $238.1 million in connection with the redemption of our 8 5/8% senior notes due 2012.

        During fiscal 2010, we made payments that reduced the principal balance of the Parent's term loan facility from $466.9 million to $193.3 million, $130.6 million of which were made in the 13 weeks ended July 2, 2009. During fiscal 2009, we borrowed $185 million under our senior secured credit facility and repaid this amount in the 13 weeks ended July 2, 2009. During fiscal 2008, we made principal payments of $26.3 million on our corporate borrowings, capital and financing lease obligation, and mortgage obligations. In fiscal 2008, we also received proceeds of $396.0 million under the Parent's term loan facility and used the proceeds to pay a portion of a $652.8 million cash dividend paid to our stockholders.

        Concurrently with the closing of the merger of Loews with AMCE, AMCE entered into a senior secured credit facility, which is with a syndicate of banks and other financial institutions and provides financing of up to $850 million, consisting of a $650 million term loan facility with a maturity date of January 26, 2013 and a $200 million revolving credit facility that matures in 2012. The revolving credit facility includes borrowing capacity for available letters of credit and for swingline borrowings on same-day notice.

        Borrowings under our senior secured credit facility bear interest at a rate equal to an applicable margin plus, at our option, either a base rate or LIBOR. The current applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings, and the current applicable margin for borrowings under the term loan facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings. The applicable margin for such borrowings may be reduced, subject to attaining certain leverage ratios. In addition to paying interest on outstanding principal under the senior secured credit facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.25%. We also pay customary letter of credit fees. We may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans. We are required to repay $1.6 million of the term loan quarterly, beginning March 30, 2006 through September 30, 2012, with any remaining balance due on January 26, 2013.

        On February 24, 2004, AMCE sold $300 million aggregate principal amount of the Notes due 2014. The Notes due 2014 bear interest at the rate of 8% per annum, payable in March and September. The Notes due 2014 are redeemable at our option, in whole or in part, at any time on or after March 1, 2009 at 104.000% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 1, 2012, plus in each case interest accrued to the redemption date.

        On January 26, 2006, AMCE sold $325 million aggregate principal amount of the Notes due 2016. The Notes due 2016 bear interest at the rate of 11% per annum, payable February 1 and August 1 of each year. The Notes due 2016 are redeemable at our option, in whole or in part, at any time on or after February 1, 2011 at 105.5% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2014, plus in each case interest accrued to the redemption date.

        On June 9, 2009, AMCE issued $600 million aggregate principal amount of Notes due 2019. Proceeds from the issuance of the notes were $585.5 million and were used to redeem the then outstanding $250.0 million aggregate principal amount of the Fixed Notes due 2012. Deferred financing costs paid related to the issuance of the notes were $16.3 million. The Notes due 2019 bear interest at the rate of 8.75% per annum, payable in June and December of each year. The Notes due 2019 are redeemable at our option, in whole or in part, at any time on or after June 1, 2014 at 104.375% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after June 1, 2017, plus interest accrued to the redemption date.

        As of July 1, 2010, we were in compliance with all financial covenants relating to our senior secured credit facility, the Notes due 2014, the Notes due 2016 and the Notes due 2019.

New Post-IPO Governance Arrangements

        In connection with this offering, the Sponsors and certain of our pre-existing stockholders will enter into an Amended and Restated Stockholders Agreement, which, together with our Second Amended and Restated Certificate of Incorporation and the Management Stockholders Registration Rights Agreement, will define the rights of such stockholders post-initial public offering with respect to voting, governance, ownership and transfer of our stock. See "Certain Relationships and Related Party Transactions—Governance Agreements."

Contractual Obligations

        Pro Forma.    Minimum annual cash payments required under existing capital and financing lease obligations, maturities of corporate borrowings, future minimum rental payments under existing operating leases, furniture, fixtures, and equipment and leasehold purchase provisions, ADA related betterments and pension funding that have initial or remaining non-cancelable terms in excess of one year as of April 1, 2010 on a pro forma basis are as follows:

(In thousands)	Minimum Capital and Financing Lease Payments	Principal Amount of Corporate Borrowings(1)	Interest Payments on Corporate Borrowings(2)	Minimum Operating Lease Payments	Acquisitions and Capital Related Betterments(3)	Pension Funding(4)	Pro Forma Total Commitments
2011	$10,096	$6,500	$124,625	$436,448	$18,234	$5,753	$601,656
2012	8,894	6,500	124,495	438,158	10,323	976	589,346
2013	7,926	609,375	122,354	425,731	—	—	1,165,386
2014	7,612	300,000	110,250	399,275	—	—	817,137
2015	7,683	—	88,250	395,984	—	—	491,917
Thereafter	76,304	925,000	252,917	2,500,207	—	—	3,754,428

Total	$118,515	$1,847,375	$822,891	$4,595,803	$28,557	$6,729	$7,419,870

(1)
Represents cash requirements for the payment of principal on corporate borrowings. Total amount does not equal carrying amount due to unamortized discounts on issuance.

(2)
Interest expense on the term loan portion of our senior secured credit facility was estimated at 2.00% based upon the interest rate in effect as of July 1, 2010.

(3)
Includes committed capital expenditures and acquisitions including the estimated cost of ADA related betterments. Does not include planned, but non-committed capital expenditures.

(4)
Historically, we fund our pension plan such that the plan is 90% funded. The plan has been frozen effective December 31, 2006. The funding requirement has been estimated based upon our expected funding amount. Also included are payments due under a withdrawal liability for a union sponsored plan. The retiree health plan is not funded.

        Historical.    Minimum annual cash payments required under existing capital and financing lease obligations, maturities of corporate borrowings, future minimum rental payments under existing operating leases, furniture, fixtures, and equipment and leasehold purchase provisions, ADA related betterments and pension funding that have initial or remaining non-cancelable terms in excess of one year as of April 1, 2010 are as follows:

(In thousands)	Minimum Capital and Financing Lease Payments	Principal Amount of Corporate Borrowings(1)	Interest Payments on Corporate Borrowings(2)	Minimum Operating Lease Payments	Acquisitions and Capital Related Betterments(3)	Pension Funding(4)	Historical Total Commitments
2011	$9,225	$6,500	$153,521	$390,558	$18,234	$5,753	$583,791
2012	8,023	6,500	153,391	392,317	10,323	976	571,530
2013	7,055	808,348	175,894	380,224	—	—	1,371,521
2014	6,706	300,000	139,145	353,535	—	—	799,386
2015	6,728	240,795	99,086	350,352	—	—	696,961
Thereafter	61,900	925,000	252,917	2,016,646	—	—	3,256,463

Total	$99,637	$2,287,143	$973,954	$3,883,632	$28,557	$6,729	$7,279,652

(1)
Represents cash requirements for the payment of principal on corporate borrowings. Total amount does not equal carrying amount due to unamortized discounts on issuance.

(2)
Interest expense on the term loan portion of our senior secured credit facility was estimated at 2.00% based upon the interest rate in effect as of July 1, 2010. Interest expense on the parent term loan facility was estimated at 5.3% based upon the interest rate in effect as of July 1, 2010.

(3)
Includes committed capital expenditures and acquisitions including the estimated cost of ADA related betterments. Does not include planned, but non-committed capital expenditures.

(4)
Historically, we fund our pension plan such that the plan is 90% funded. The plan has been frozen effective December 31, 2006. The funding requirement has been estimated based upon our expected funding amount. Also included are payments due under a withdrawal liability for a union sponsored plan. The retiree health plan is not funded.

        We have recognized an obligation for unrecognized benefits of $35.2 million and $34.5 million as of July 1, 2010 and April 1, 2010, respectively. There are currently unrecognized tax benefits which we anticipate will be resolved in the next 12 months; however, we are unable at this time to estimate what the impact on our effective tax rate will be. Any amounts related to these items are not included in the tables above.

Fee Agreement

        In connection with the holdco merger, on June 11, 2007, Parent, Holdings, AMCE and the Sponsors entered into a Fee Agreement (the "Management Fee Agreement"), which replaced the December 23, 2004 fee agreement among Holdings, AMCE and the Sponsors, as amended and restated on January 26, 2006 entered into in connection with the merger with LCE Holdings (the "original fee agreement"). The Management Fee Agreement provides for an annual management fee of $5 million, payable quarterly and in advance to our Sponsors, on a pro rata basis, until the twelfth anniversary from December 23, 2004, as well as reimbursements for each Sponsor's respective out-of-pocket expenses in connection with the management services provided under the Management Fee Agreement.

        In addition, the Management Fee Agreement provides for reimbursements by AMCE to the Sponsors for their out-of-pocket expenses, and by AMCE to Parent of up to $3.5 million for fees payable by Parent in any single fiscal year in order to maintain Parents' and AMCE's corporate existence, corporate overhead expenses and salaries or other compensation of certain employees.

        Upon the consummation of a change in control transaction or an IPO, the Sponsors will receive, in lieu of quarterly payments of the annual management fee, an automatic fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. As of July 1, 2010, we estimate this amount would be $28.2 million should a change in control transaction or an IPO occur. We expect to record any lump sum payment to the Sponsors as a dividend.

        The Management Fee Agreement also provides that AMCE will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

Investment in NCM LLC

        As of July 1, 2010, we held an investment in 23.05% of NCM LLC accounted for following the equity method. The fair market value of these shares is approximately $442.2 million as of July 1, 2010. Because we have little tax basis in these units, the sale of all these units at July 1, 2010 would require us to report taxable income of $458.0 million including distributions received from NCM LLC that were previously deferred. Our investment in NCM LLC is a source of liquidity for us and we expect that any sales we may make of NCM LLC units would be made in such a manner to most efficiently manage any related tax liability. We have available net operating loss carryforwards which could reduce any related tax liability. On August 18, 2010, we redeemed 6,500,000 of our NCM LLC units for a like number of shares of NCM Inc. common stock, which we sold in an underwritten public offering as described under "Prospectus Summary—Recent Developments." Following the redemption and sale, we currently hold 18,958,613 units, representing a 17.2% interest in NCM LLC.

Impact of Inflation

        Historically, the principal impact of inflation and changing prices upon us has been to increase the costs of the construction of new theatres, the purchase of theatre equipment, rent and the utility and labor costs incurred in connection with continuing theatre operations. Film exhibition costs, our largest cost of operations, are customarily paid as a percentage of admissions revenues and hence, while the film exhibition costs may increase on an absolute basis, the percentage of admissions revenues represented by such expense is not directly affected by inflation. Except as set forth above, inflation and changing prices have not had a significant impact on our total revenues and results of operations.

New Accounting Pronouncements

        See note 1 to the audited consolidated financial statements included elsewhere in this prospectus for further information regarding recently issued accounting standards.

Quantitative and Qualitative Disclosures about Market Risk

        We are exposed to various market risks including interest rate risk and foreign currency exchange rate risk.

        Market risk on variable-rate financial instruments.    We maintain an $850 million senior secured credit facility, comprised of a $200 million revolving credit facility, which permits borrowings at a rate equal to an applicable margin plus, at our option, either a base rate or LIBOR. Increases in market interest rates would cause interest expense to increase and earnings before income taxes to decrease. The change in interest expense and earnings before income taxes would be dependent upon the weighted average outstanding borrowings during the reporting period following an increase in market interest rates. We had no borrowings on our revolving credit facility as of July 1, 2010 and had $620.8 million outstanding under the term loan facility on July 1, 2010. A 100 basis point change in market interest rates would have increased or decreased interest expense on our senior secured credit facility on an historical and pro forma basis by $6.5 million during the 52 weeks ended April 1, 2010 and $1.6 million during the 13 weeks ended July 1, 2010. A 100 basis point change in market interest rates would have increased or decreased historical interest expense on the parent term loan facility by $2.0 million during the 52 weeks ended April 1, 2010 and $0.5 million during the 13 weeks ended July 1, 2010. On a pro forma basis, the impact of a 100 basis point change in market interest rates would be $0 for the 13 weeks ended July 1, 2010 and 52 weeks ended April 1, 2010 on the parent term loan facility as the parent term loan facility would be extinguished.

        Market risk on fixed-rate financial instruments.    Included in long-term debt are $325 million of our Notes due 2016 and $600 million of our Notes due 2019. Increases in market interest rates would generally cause a decrease in the fair value of the Notes due 2016 and Notes due 2019 and a decrease in market interest rates would generally cause an increase in fair value of the Notes due 2016 and Notes due 2019.

        Foreign currency exchange rates.    We currently operate theatres in Canada, France and the United Kingdom. As a result of these operations, we have assets, liabilities, revenues and expenses denominated in foreign currencies. The strengthening of the U.S. dollar against the respective currencies causes a decrease in the carrying values of assets, liabilities, revenues and expenses denominated in such foreign currencies and the weakening of the U.S. dollar against the respective currencies causes an increase in the carrying values of these items. The increases and decreases in assets, liabilities, revenues and expenses are included in accumulated other comprehensive income. Changes in foreign currency exchange rates also impact the comparability of earnings in these countries on a year-to-year basis. As the U.S. dollar strengthens, comparative translated earnings decrease, and as the U.S. dollar weakens comparative translated earnings from foreign operations increase. A 10% increase in the value of the U.S. dollar against all foreign currencies of countries where we currently operate theatres would increase earnings before income taxes for the 13 weeks ended July 1, 2010 by approximately $253,000 and decrease accumulated other comprehensive loss by approximately $8.1 million, respectively, as of July 1, 2010. A 10% decrease in the value of the U.S. dollar against all foreign currencies of countries where we currently operate theatres would decrease earnings before income taxes for the 13 weeks ended July 1, 2010 by approximately $29,000 and increase accumulated other comprehensive loss by approximately $9.9 million, respectively, as of July 1, 2010.

BUSINESS

        We are one of the world's leading theatrical exhibition companies. As of July 1, 2010, we owned, operated or held interests in 382 theatres with a total of 5,342 screens, approximately 99% of which were located in the United States and Canada. Our theatres are primarily located in major metropolitan markets, which we believe offer strategic, operational and financial advantages. We also have a modern, highly productive theatre circuit that leads the industry in key asset quality and performance metrics, such as screens per theatre and per theatre productivity measures. Our industry leading performance is largely driven by the quality of our theatre sites, our operating practices, which focus on delivering the best customer experience, and, most recently, our implementation of premium sight and sound formats, which we believe will be key components of the future movie-going experience. As of July 1, 2010, we are the largest IMAX exhibitor in the world with a 43% market share in the United States and more than twice the screen count of the second largest U.S. IMAX exhibitor.

        For the 52 weeks ended July 1, 2010 and the fiscal year ended April 1, 2010, we generated pro forma revenues of approximately $2.7 billion and $2.7 billion, Adjusted EBITDA (as defined on page 13) of $363.7 million and $365.2 million, and pro forma earnings from continuing operations of $65.0 million and $71.0 million, respectively. We reported revenues of approximately $2.4 billion, Adjusted EBITDA of $327.9 million, earnings from continuing operations of $87.4 million and net earnings of $79.9 million in fiscal 2010. For fiscal 2009 and 2008, we reported revenues of approximately $2.3 billion and $2.3 billion, Adjusted EBITDA of $294.7 million and $347.6 million, losses from continuing operations of $158.8 million and $8.0 million, and net losses of $149.0 million and $6.2 million, respectively.

        The following table provides detail with respect to digital delivery, 3D projection, large screen formats, such as IMAX and our proprietary ETX, and deployment of our enhanced food and beverage offerings as deployed throughout our circuit on July 1, 2010.

Format	Theatres	Screens	Planned Fiscal 2011 Screen Deployment
Digital	328	1,038	1,150 - 1,250
3D	288	628	550 - 650
IMAX	85	85	25 - 30
ETX	7	7	20 - 25
In-theatre dining	3	20	40 - 60

        The following table provides detail with respect to the geographic location of our Theatrical Exhibition circuit as of July 1, 2010:

Theatrical Exhibition	Theatres(1)	Screens(1)
California	44	674
Illinois	49	520
Texas	22	437
Florida	21	368
New Jersey	23	304
Indiana	27	298
New York	25	267
Michigan	11	194
Arizona	9	183
Georgia	11	177
Colorado	14	187

Theatrical Exhibition	Theatres(1)	Screens(1)
Missouri	14	143
Pennsylvania	12	142
Washington	13	141
Massachusetts	10	129
Maryland	12	127
Virginia	7	113
Minnesota	7	111
Ohio	7	104
Louisiana	5	68
Wisconsin	4	63
North Carolina	3	60
Oklahoma	3	60
Kansas	2	48
Connecticut	2	36
Iowa	3	34
Nebraska	1	24
District of Columbia	3	22
Kentucky	1	20
Utah	2	19
Arkansas	1	16
South Carolina	1	14
Canada	8	184
China (Hong Kong)(2)	2	13
France	1	14
United Kingdom	2	28

Total Theatrical Exhibition	382	5,342

(1)
Included in the above table are eight theatres and 83 screens that we manage or in which we have a partial interest. We manage five theatres where we receive a fee from the owner and where we do not own any economic interest in the theatre. We manage and own 50% economic interests in three theatres accounted for following the equity method and own a 50% economic interest in one IMAX screen accounted for following the equity method.

(2)
In Hong Kong, we maintain a partial interest represented by a license agreement for use of our trademark.

        We were founded in 1920 and since then have pioneered many of the industry's most important innovations, including the multiplex theatre format in the early 1960s and the North American megaplex theatre format in the mid-1990s. In addition, we have acquired some of the most respected companies in the theatrical exhibition industry, including Loews, General Cinema and, more recently, Kerasotes.

        The following table sets forth our historical information, on a continuing operations basis, concerning new builds (including expansions), acquisitions and dispositions and end-of-period operated theatres and screens through July 1, 2010:

	New Builds		Acquisitions		Closures/Dispositions		Total Theatres
Fiscal Year	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens	Number of Theatres	Number of Screens
2006	7	106	116	1,363	7	60	335	4,770
2007	7	107	2	32	26	243	318	4,666
2008	9	136	—	—	18	196	309	4,606
2009	6	83	—	—	8	77	307	4,612
2010	1	6	—	—	11	105	297	4,513
2011 through July 1, 2010	—	—	95	960	10	131	382	5,342

	30	438	213	2,355	80	812

        We have also created and invested in a number of allied businesses and strategic initiatives that have created differentiated viewing formats and experiences, greater variety in food and beverage options and value appreciation for our company. We believe these initiatives will continue to generate incremental value for our company in the future. For example:

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  During fiscal 2010, DCIP, our joint venture with two other exhibitors, completed its formation and $660 million funding to facilitate the financing and deployment of digital technology in our theatres. We anticipate that our deployment of digital projection systems should take three and a half years to complete. Future digital cinema developments will be managed by DCIP, subject to certain approvals. We intend to continue our rapid deployment of digital projectors through our arrangements with DCIP and intend to install 1,150 to 1,250 more digital projectors in fiscal 2011.

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  To complement our deployment of digital technology, in 2006 we partnered with RealD to install their 3D systems in our theatres. As of July 1, 2010, we had 628 3D-enabled systems. Concurrent with our digital rollout, we plan on having over 1,500 RealD screens across our circuit by the end of fiscal year 2012.

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  We are the world's largest IMAX exhibitor with 85 screens as of July 1, 2010. With a 43% market share in the U.S., our IMAX screen count is more than twice the screen count of the second largest U.S. IMAX exhibitor. During June 2010, we announced an expansion of our IMAX relationship. Under this expanded agreement, we expect to increase our IMAX screen count to 115 by the end of fiscal year 2012.

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  During fiscal 2010, we introduced our proprietary large-screen digital format, ETX, at four locations. ETX features wall-to-wall screens that are 20% larger than traditional screens, a custom sound system that is three times more powerful than a traditional auditorium, and digital projection with twice the clarity of high definition. We charge a premium price for the ETX experience, which produces average weekly box office per print that is 140% more than standard 2D versions of the same movie. We plan to install an additional 20 to 25 of our proprietary ETX large screen formats during fiscal 2011.

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  As of July 1, 2010, we had eight theatres featuring our proprietary food and beverage concepts. We believe that these enhanced food and beverage concepts allow us to offer a more diverse array of food types such as expanded menus and venues including in-theatre dining, which should appeal to a greater cross section of potential customers. We plan to continue our expanded food and beverage investments to cover an additional 125 to 150 theatres over the next three years.

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  We are a founding member of NCM, a cinema screen advertising venture. As of July 1, 2010, we had a 23.05% interest in NCM. See note 5 to the audited consolidated financial statements included elsewhere in this prospectus. NCM operates an in-theatre digital network in the United States. The digital network consists of projectors used to display advertising and other non-film events. NCM's primary activities that impact our theatres include:

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  advertising through its branded "First Look" pre-feature entertainment program, lobby promotions and displays,

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  live and pre-recorded networked and single-site meetings and events, and

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  live and pre-recorded concerts, sporting events and other non-film entertainment programming.

    We believe that the reach, scope and digital delivery capability of NCM's network provides an effective platform for national, regional and local advertisers to reach an engaged audience. We receive a monthly theatre access fee for participation in the NCM network. In addition, we are entitled to receive mandatory quarterly distributions of excess cash from NCM.

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  Our tickets are currently on sale at two different Internet ticketing vendors. We are a founding partner and current owner of approximately 26% of MovieTickets.com, an Internet ticketing venture representing over 150 exhibitors with 12,000 screens. During 2009, MovieTickets.com sold over 15 million tickets, including approximately 6.8 million for us. We also partner with Fandango for Internet ticketing services for certain of our theatres. During 2009, Fandango sold over 24 million tickets, including approximately four million for us.

Our Competitive Strengths

        We believe our leadership in major metropolitan markets, superior asset quality and continuous focus on innovation and the guest experience have positioned us well to capitalize disproportionately on trends providing momentum to the theatrical exhibition industry as a whole, particularly the mass adoption of digital and 3D technologies. We also believe our management team is uniquely equipped to execute our strategy to realize this opportunity, making us a particularly effective competitor in our industry and positioning us well for future growth. Our competitive strengths include:

        Major Market Leader.    We maintain the leading market share within our markets. As of July 1, 2010, we operated in 24 of the top 25 DMAs and had the number one or two market share in each of the top 15 DMAs, including New York City, Los Angeles, Chicago, Philadelphia, San Francisco, Dallas and Boston. In addition, 75% of our screens were located in the top 25 DMAs and 89% were located in the top 50 DMAs. Our strong presence in the top DMAs makes our theatres more visible and therefore strategically more important to content providers who rely on these markets for a disproportionately large share of box office receipts. According to Rentrak, during our fiscal 2010, 59% of all U.S. box office receipts were derived from the top 25 DMAs and 75% were derived from the top 50 DMAs. In certain of our densely populated major metropolitan markets, we believe a scarcity of attractive retail real estate opportunities enhances the strategic value of our existing theatres. We also believe the complexity inherent in operating in these major metropolitan markets is a deterrent to other less sophisticated competitors, protecting our market share position.

        We believe that customers in our major metropolitan markets are generally more affluent and culturally diverse than those in smaller markets. Traditionally, our strong presence in these markets has created a greater opportunity to exhibit a broad array of programming and premium formats, which we believe drives higher levels of attendance at our theatres. This has allowed us to generate higher per screen and per theatre operating metrics. For example, our pro forma average ticket price in the United States was $8.39 for our fiscal 2010, as compared to $7.64 for the industry as a whole for the 12 months ended March 31, 2010.

        Modern, Highly Productive Theatre Circuit.    We believe the combination of our strong major market presence, focus on a superior guest experience and core operating strategies enables us to deliver industry-leading theatre level operating metrics. Our circuit averages 14 screens per theatre, which is more than twice the National Association of Theatre Owners average of 6.9 for calendar year 2009 and higher than any of our peers. For the fiscal year ended April 1, 2010, on a pro forma basis, our theatre exhibition circuit generated attendance per average theatre of 594,000 (higher than any of our peers) revenues per average theatre of $7.1 million (approximately 31% higher than our closest peer) and operating cash flows before rent (defined as Adjusted EBITDA before rent and G&A-Other) per average theatre of $2.4 million (approximately 19% higher than our closest peer). Over the past five fiscal years, we invested an average of $131.3 million per year to improve and expand our theatre circuit, contributing to the modern portfolio of theatres we operate today.

        Leader in Deployment of Premium Formats.    We also believe our strong major market presence and our highly productive theatre circuit allow us to take greater advantage of incremental revenue-generating opportunities associated with the premium services that will define the future of the theatrical business, including digital delivery, 3D projection, large screen formats, such as IMAX and our proprietary ETX offering, and alternative programming. As the industry's digital conversion accelerates, we believe we have established a differentiated leadership position in premium formats. For example, we are the world's largest IMAX exhibitor with 85 screens as of July 1, 2010, and we expect to increase our IMAX screen count to 115 by the end of fiscal year 2012. We are able to charge a premium price for the IMAX experience, which, in combination with higher attendance levels, produces average weekly box office per print that is 300% greater than standard 2D versions of the same movie.

        Innovative Growth Initiatives in Food and Beverage.    We believe our theatre circuit is better positioned than our peer competitors' to generate additional revenue from broader and more diverse food and beverage offerings, in part due to our markets' larger, more diverse and more affluent customer base and our management's extensive experience in guest services, specifically within the food and beverage industry. To capitalize on this opportunity, we have introduced proprietary food and beverage offerings in eight theatres as of July 1, 2010, and we intend to deploy these offerings across our theatre circuit based on the needs and specific circumstances of each theatre. Our wide range of food and beverage offerings feature expanded menus, enhanced concession formats and unique in-theatre dining options, which we believe appeals to a larger cross section of potential customers. For example, in fiscal 2009 we converted a small, six-screen theatre in Atlanta, Georgia to an in-theatre dining facility with a separate bar and lounge area. From fiscal 2008 to fiscal 2010, this theatre's attendance increased over 60%, revenues more than doubled, and operating cash flow and margins increased significantly. We plan to continue to invest in enhanced food and beverage offerings across 125 to 150 theatres over the next three years.

        Strong Cash Flow Generation.    We believe that our major market focus and highly productive theatre circuit have enabled us to generate significant and stable cash flow provided by operating activities. For the 52 weeks ended July 1, 2010, on a pro forma basis, our net cash provided by operating activities totaled $203.8 million. For the fiscal year ended April 1, 2010, on a pro forma basis, our net cash provided by operating activities totaled $252.9 million. This strong cash flow will enable us to continue our deployment of premium formats and services and to finance planned capital expenditures without relying on the capital markets for funding. In addition, in future years, we expect to continue to generate cash flow sufficient to allow us to grow our revenues, maintain our facilities, service our indebtedness and make dividend payments to our stockholders.

        Management Team Uniquely Positioned to Execute.    Our management team has a unique combination of industry experiences and skill-sets, equipping them to effectively execute our strategies. Our CEO's broad experience in a number of consumer packaged goods and entertainment-related businesses expands our growth perspectives beyond traditional theatrical exhibition and has increased our focus on providing more value to our guests. Recent additions, including a Chief Marketing Officer and heads of Food and Beverage, Programming and Development/Real Estate, augment our deep bench of industry experience. The expanded breadth of our management team complements the established team that is focused on for operational excellence, innovation and successful industry consolidation.

Our Strategy

        Our strategy is to use our modern theatre circuit and major market position to lead the industry in innovation and financial operating metrics. The use of emerging premium formats and our focus on the guest experience give us a unique opportunity to leverage our theatre circuit and major market position across our platform. Our goal is to maintain our company's and the industry's social relevance and to provide our guests with a superior movie-going experience.

        Capitalize on Premium Formats.    We believe operating a digital theatre circuit, when combined with our major markets' customer base, will enhance our capacity utilization and dynamic pricing capabilities, enable us to achieve higher ticket prices for premium formats, and provide incremental revenue from the exhibition of alternative content such as live concerts, sporting events, Broadway shows, opera and other non-traditional programming. We have already seen success from the Metropolitan Opera, with respect to which, during fiscal 2010, we programmed 23 performances in 75 theatres and charged an average ticket price of $18. Within each of our major markets, we are able to charge a premium for these services relative to our smaller markets. We will continue to broaden our content offerings through the installation of additional IMAX, ETX and RealD systems and the presentation of attractive alternative content. For example:

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  We have the leading market share of IMAX MPX digital projection systems. We expect to increase our IMAX screen count to 115 by the end of fiscal year 2012. These IMAX projection systems are slated to be installed in many of our top performing locations in major U.S. markets, each protected by geographic exclusivity.

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  As of July 1, 2010, we had installed 1,038 digital projectors in our existing theatre base, representing a 19.4% digital penetration in our theatre circuit. We intend to continue our rapid deployment of digital projectors through our arrangements with DCIP and intend to install 1,150 to 1,250 more digital projectors in fiscal 2011. We lease our digital projection systems from DCIP and therefore do not bear the majority of the cost of the digital projector rollout. Operating a digital theatre circuit provides numerous benefits, which include forming the foundation for 3D formats and alternative programming, allowing for more efficient film operations, lowering costs and enabling a better, more versatile advertising platform.

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  To complement our deployment of digital technology, in 2006 we partnered with RealD to install their 3D systems in our theatres. As of July 1, 2010, we had 628 3D-enabled systems. During the past year, 3D films have generated approximately 40% more in attendance than the standard 2D versions of the same film at an additional $1 to $5 per ticket. Concurrent with our digital rollout, we plan on having over 1,500 RealD screens across our theatre circuit by the end of fiscal 2012.

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  During fiscal 2010, we introduced our proprietary large-screen digital format, ETX, at four locations. ETX features wall-to-wall screens that are 20% larger than traditional screens, a custom sound system that is three times more powerful than a traditional auditorium, and digital projection with twice the clarity of high definition. We charge a premium price for the ETX experience, which, in combination with higher attendance levels, produces average weekly box office per print that is 140% more than standard 2D versions of the same movie. We plan to install an additional 20 to 25 of our proprietary ETX large screen formats during fiscal 2011.

        Broaden and Enhance Food and Beverage Offerings.    To address consumer trends, we are expanding our menu of premium food and beverage products to include alcohol, healthy items, made-to-order items, customized coffee, hot food items and other gourmet products. We plan to invest across a spectrum of enhanced food and beverage formats, from simple, less capital-intensive concession design improvements to the development of new in-theatre dining options. We have successfully implemented our in-theatre dining offerings to rejuvenate theatres approaching the end of their useful lives as traditional movie theatres and, in some of our larger theatres to more efficiently leverage their additional capacity. The costs of these conversions in some cases are partially covered by investments from the theatre landlord. We plan to continue to invest in enhanced food and beverage offerings across 125 to 150 theatres over the next three years, including approximately 30 theatres that will offer one of our in-theatre dining options.

        Disciplined Approach to Theatre Portfolio Management.    We evaluate the potential for new theatres and, where appropriate, replace underperforming theatres with newer, more modern theatres that offer amenities consistent with our portfolio. We also intend to selectively pursue acquisitions where the characteristics of the location, overall market and facilities further enhance the quality of our theatre portfolio. We presently have no current plans, proposals or understandings regarding any such acquisitions. Historically, we have demonstrated a successful track record of integrating acquisitions such as Loews, General Cinema and Kerasotes. For example, our January 2006 acquisition of Loews combined two leading theatrical exhibition companies, each with a long history of operating in the industry, thereby increasing the number of screens we operated by 47%.

        Maximize Guest Engagement and Loyalty.    In addition to differentiating the AMC Entertainment movie-going experience by deploying new sight and sound formats, as well as food and beverage offerings, we are also focused on creating differentiation through guest marketing. We are already the most recognized theatre exhibition brand, with almost 60% brand awareness in the United States. We are actively marketing our own "AMC experience" message to our customers, focusing on every aspect of a customer's engagement with AMC, from the moment a guest visits our website or purchases a ticket to the moment he leaves our theatre. We have also refocused our marketing to drive active engagement with our customers through a redesigned website, Facebook, Twitter and push email campaigns. As of August 19, 2010, we had approximately 229,000 friends on Facebook, and we engaged directly with our guests via close to 32 million emails in fiscal 2010. In addition, our frequent moviegoer loyalty program is scheduled to re-launch during 2011 with a new, more robust fee-based program. Our loyalty program currently has approximately 1.5 million active members. Additional marketing initiatives include:

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  The launch of amcentertainment.com and upgraded Interactive Voice Response ("IVR") systems to supplant traditional communication via newspapers with contemporary engagement platforms that offer comprehensive theatre, show time and movie-related information. Additional means of consumer engagement are being expanded to include email, social networking, and Short Message Service ("SMS") messaging.

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  The addition of music, sports and other special events to transform our buildings into full-fledged entertainment venues. This growing complement to traditional content has grown to 62 events in fiscal 2010, including the very popular Metropolitan Opera series.

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  Targeting film content to the ethnic/lifestyles within individual theatre trade areas, which enables us to drive incremental traffic and create greater guest engagement. Our circuit-within-a-circuit initiative includes a number of guest profiles, including independent films, Latino, Bollywood, Asian/Korean and Urban.

        Continue to Achieve Operating Efficiencies.    We believe that the size of our theatre circuit, our major market concentration and the breadth of our operations will allow us to continue to achieve economies of scale and further improve operating margins. Our operating strategies are focused in the following areas:

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  Optimizing our pricing model and yield management through implementation of value-oriented pricing during periods of low capacity utilization balanced with more aggressive pricing during peak operating periods and for higher perceived value offerings such as premium formats, reserved seating and in-theatre dining amenities. By building upon our highly productive theatre circuit and our ongoing development of premium experiences, we have increased our pricing power in the marketplace.

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  Enhancing focus on leveraging our scale to lower our cost of doing business without sacrificing quality or the important elements of guest satisfaction. For example, during fiscal 2010, we reorganized our procurement function and implemented a number of other initiatives that allowed for vendor consolidation, more targeted marketing and promotional efforts, and energy management programs that generated an aggregate annual savings of approximately $15.5 million.

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  Lowering occupancy costs in many of our facilities by renegotiating rental agreements with landlords, strictly enforcing co-tenancy provisions and effective auditing of common area billings. In fiscal 2010, we negotiated rental reductions and enforced co-tenancy provisions in 15 of our leases, generating savings of $8.1 million.

Film Licensing

        We predominantly license "first-run" motion pictures from distributors owned by major film production companies and from independent distributors. We license films on a film-by-film and theatre-by-theatre basis. We obtain these licenses based on several factors, including number of seats and screens available for a particular picture, revenue potential and the location and condition of our theatres. We pay rental fees on a negotiated basis.

        During the period from 1990 to 2009, the annual number of first-run motion pictures released by distributors in the United States ranged from a low of 370 in 1995 to a high of 633 in 2008, according to the Motion Picture Association 2009 Theatrical Market Statistics.

        North American film distributors typically establish geographic film licensing zones and generally allocate available film to one theatre within each zone. Film zones generally encompass a radius of three to five miles in metropolitan and suburban markets, depending primarily upon population density. In film zones where we are the sole exhibitor, we obtain film licenses by selecting a film from among those offered and negotiating directly with the distributor. As of April 1, 2010, approximately 88% of our screens in the United States and Canada were located in film licensing zones where we are the sole exhibitor.

        Our licenses typically state that rental fees are based on either aggregate terms established prior to the opening of the picture or on a mutually agreed settlement upon the conclusion of the picture run. Under an aggregate terms formula, we pay the distributor a specified percentage of box office receipts or pay based on a scale of percentages tied to different amounts of box office gross. The settlement process allows for negotiation based upon how a film actually performs.

        There are several distributors which provide a substantial portion of quality first-run motion pictures to the exhibition industry. These include Paramount Pictures, Twentieth Century Fox,

Warner Bros. Distribution, Buena Vista Pictures (Disney), Sony Pictures Releasing, and Universal Pictures. Films licensed from these distributors accounted for approximately 84% of our U.S. and Canadian admissions revenues during fiscal 2010. Our revenues attributable to individual distributors may vary significantly from year to year depending upon the commercial success of each distributor's motion pictures in any given year. In fiscal 2010, no single distributor accounted for more than 20% of our box office admissions.

Concessions

        Concessions sales are our second largest source of revenue after box office admissions. Concessions items include popcorn, soft drinks, candy, hot dogs and other products. Different varieties of candy and soft drinks are offered at our theatres based on preferences in that particular geographic region. We have also implemented "combo-meals," which offer a pre-selected assortment of concessions products and offer co-branded and private label products that are unique to us.

        Our strategy emphasizes prominent and appealing concessions counters designed for rapid service and efficiency. We design our megaplex theatres to have more concessions capacity to make it easier to serve larger numbers of customers. Strategic placement of large concessions stands within theatres increases their visibility, aids in reducing the length of lines, allows flexibility to introduce new concepts and improves traffic flow around the concessions stands.

        We negotiate prices for our concessions products and supplies directly with concessions vendors on a national or regional basis to obtain high volume discounts or bulk rates and marketing incentives.

        Our entertainment and dining experience at certain theatres features casual and premium upscale in-theatre dining options as well as bar and lounge areas.

Properties

        The following table sets forth the general character and ownership classification of our theatre circuit, excluding unconsolidated joint ventures and managed theatres, as of July 1, 2010:

Property Holding Classification	Theatres	Screens
Owned	34	228
Leased pursuant to ground leases	6	73
Leased pursuant to building leases	334	4,958

Total	374	5,259

        Our theatre leases generally have initial terms ranging from 15 to 20 years, with options to extend the leases for up to 20 additional years. The leases typically require escalating minimum annual rent payments and additional rent payments based on a percentage of the leased theatre's revenue above a base amount and require us to pay for property taxes, maintenance, insurance and certain other property-related expenses. In some instances, our escalating minimum annual rent payments are contingent upon increases in the consumer price index. In some cases, our rights as tenant are subject and subordinate to the mortgage loans of lenders to our lessors, so that if a mortgage were to be foreclosed, we could lose our lease. Historically, this has never occurred.

        We lease our corporate headquarters in Kansas City, Missouri.

        Currently, the majority of the concessions, projection, seating and other equipment required for each of our theatres are owned. In the future, we expect the majority of our digital projection equipment to be leased from DCIP.

Employees

        As of July 1, 2010, we employed approximately 1,000 full-time and 20,900 part-time employees. Approximately 38% of our U.S. theatre associates were paid the minimum wage.

        Fewer than 2% of our U.S. employees, consisting primarily of motion picture projectionists, are represented by a union, the International Alliance of Theatrical Stagehand Employees and Motion Picture Machine Operators (and affiliated local unions). We believe that our relationship with this union is satisfactory. We consider our employee relations to be good.

Theatrical Exhibition Industry and Competition

        Theatrical exhibition is the primary initial distribution channel for new motion picture releases, and we believe that the theatrical success of a motion picture is often the most important factor in establishing the film's value in the other parts of the product life cycle (DVD, cable television and other ancillary markets).

        Theatrical exhibition has demonstrated long-term steady growth. U.S. and Canadian box office revenues increased from $5.0 billion in 1989 to $10.6 billion in 2009, driven by increases in both ticket prices and attendance. In calendar 2009, industry box office revenues for the United States and Canada were $10.6 billion, an increase of 10% from calendar 2008.

        The following table represents information about the exhibition industry obtained from the National Association of Theatre Owners ("NATO").

Calendar Year	Box Office Revenues (in millions)	Attendance (in millions)	Average Ticket Price	Number of Theatres	Indoor Screens	Screens Per Theatre
2009	$10,600	1,414	$7.50	5,561	38,605	6.9
2008	9,634	1,341	7.18	5,403	38,934	7.2
2007	9,632	1,400	6.88	5,545	38,159	6.9
2006	9,170	1,401	6.55	5,543	37,776	6.8
2005	8,820	1,376	6.41	5,713	37,092	6.5

        There are approximately 816 companies competing in the North American theatrical exhibition industry, approximately 442 of which operate four or more screens. Industry participants vary substantially in size, from small independent operators to large international chains. Based on information obtained from Rentrak, we believe that the four largest exhibitors (in terms of box office revenue) generated approximately 54% of the box office revenues in 2009. This statistic is up from 33% in 2000 and is evidence that the theatrical exhibition business in the United States and Canada has been consolidating. According to NATO, average screens per theatre have increased from 6.5 in 2005 to 6.9 in 2009, which we believe is indicative of the industry's development of megaplex theatres.

        Our theatres are subject to varying degrees of competition in the geographic areas in which they operate. Competition is often intense with respect to attracting patrons, licensing motion pictures and finding new theatre sites. Where real estate is readily available, there are few barriers preventing another company from opening a theatre near one of our theatres, which may adversely affect operations at our theatre. However, in certain of our densely populated major metropolitan markets, we believe a scarcity of attractive retail real estate opportunities enhances the strategic value of our existing theatres. We also believe the complexity inherent in operating in these major metropolitan markets is a deterrent to other less sophisticated competitors, protecting our market share position.

        The theatrical exhibition industry faces competition from other forms of out-of-home entertainment, such as concerts, amusement parks and sporting events, and from other distribution channels for filmed entertainment, such as cable television, pay per view and home video systems, as well as from all other forms of entertainment.

        We believe the theatrical exhibition industry will continue to be attractive for a number of key reasons, including:

        Adoption of Digital Technology.    The theatrical exhibition industry is in the initial stages of converting from film-based to digital projection technology. Digital projection results in a premium visual experience for patrons, and digital content gives the theatre operator greater flexibility in programming. The industry will benefit from the conversion to digital delivery, alternative content, 3D formats and dynamic pricing models. As theatre exhibitors have adopted digital technology, the theatre circuits have shown enhanced productivity, profitability and efficiency. Digital technology has increased attendance and average ticket prices. Digital technology also facilitates live and pre-recorded networked and single-site meetings and corporate events in movie theatres and will allow for the distribution of live and pre-recorded entertainment content and the sale of associated sponsorships.

        Long History of Steady Growth.    The theatrical exhibition industry has produced steady growth in revenues over the past several decades. In recent years, net new build activity has slowed, and screen count has rationalized and is expected to decline in the near term before stabilizing, thereby increasing revenue per screen for existing theatres. The combination of the popularity of movie-going, its steady long-term growth characteristics and consolidation and the industry's relative maturity makes theatrical exhibition a high cash flow generating business today. Box office revenues in the United States and Canada have increased from $5.0 billion in 1989 to $10.6 billion in 2009, driven by increases in both ticket prices and attendance across multiple economic cycles. The industry has also demonstrated its resilience to economic downturns; during four of the last six recessions, attendance and box office revenues grew an average of 8.1% and 12.3%, respectively.

        A Highly Popular and Affordable Out-of-Home Entertainment Experience.    Going to the movies has been one of the most popular and affordable out-of-home entertainment options for decades. The estimated average price of a movie ticket was $7.50 in calendar 2009, considerably less than other out-of-home entertainment alternatives such as concerts and sporting events. In calendar 2009, attendance at indoor movie theatres in the United States and Canada was 1.4 billion. This contrasts to the 119 million combined annual attendance generated by professional baseball, basketball and football over the same time period.

        Importance to Content Providers.    We believe that the theatrical success of a motion picture is often the key determinant in establishing the film's value in the other parts of the product life cycle, such as DVD, cable television, merchandising and other ancillary markets. For each $1 of theatrical box office receipts, an average of $1.33 of additional revenue is generated in the remainder of a film's product life cycle. As a result, we believe motion picture studios will continue to work cooperatively with theatrical exhibitors to ensure the continued value of the theatrical window.

Regulatory Environment

        The distribution of motion pictures is, in large part, regulated by federal and state antitrust laws and has been the subject of numerous antitrust cases. The consent decrees resulting from one of those cases, to which we were not a party, have a material impact on the industry and us. Those consent decrees bind certain major motion picture distributors and require the motion pictures of such distributors to be offered and licensed to exhibitors, including us, on a film-by-film and theatre-by-theatre basis. Consequently, we cannot assure ourselves of a supply of motion pictures by entering into long-term arrangements with major distributors, but must compete for our licenses on a film-by-film and theatre-by-theatre basis.

        Our theatres must comply with Title III of the Americans with Disabilities Act, or ADA. Compliance with the ADA requires that public accommodations "reasonably accommodate" individuals with disabilities and that new construction or alterations made to "commercial facilities" conform to accessibility guidelines unless "structurally impracticable" for new construction or technically infeasible for alterations. Non-compliance with the ADA could result in the imposition of injunctive relief, fines, and awards of damages to private litigants or additional capital expenditures to remedy such noncompliance. Although we believe that our theatres are in substantial compliance with the ADA, in January 1999 the Civil Rights Division of the Department of Justice, or the Department, filed suit against us alleging that certain of our theatres with stadium-style seating violate the ADA. In separate rulings in 2002 and 2003, the Court ruled against us in the "line of sight" and the "non-line of sight" aspects of this case. In 2003, the Court entered a consent order and final judgment about the non-line of sight aspects of this case. On December 5, 2008, the Ninth Circuit Court of Appeals reversed the trial court as to the appropriate remedy and remanded the case back to the trial court for findings consistent with its decision. The Company and the Department are negotiating the extent of betterments related to the remaining remedies required for line-of-sight violations consistent with the Ninth Circuit's decision. Absent settlement, the case will be tried in February 2011. See "—Legal Proceedings."

        As an employer covered by the ADA, we must make reasonable accommodations to the limitations of employees and qualified applicants with disabilities, provided that such reasonable accommodations do not pose an undue hardship on the operation of our business. In addition, many of our employees are covered by various government employment regulations, including minimum wage, overtime and working conditions regulations.

        Our operations also are subject to federal, state and local laws regulating such matters as construction, renovation and operation of theatres as well as wages and working conditions, citizenship, health and sanitation requirements and licensing. We believe our theatres are in material compliance with such requirements.

        We also own and operate theatres and other properties which may be subject to federal, state and local laws and regulations relating to environmental protection. Certain of these laws and regulations may impose joint and several liability on certain statutory classes of persons for the costs of investigation or remediation of contamination, regardless of fault or the legality of original disposal. We believe our theatres are in material compliance with such requirements.

Seasonality

        Our revenues are dependent upon the timing of motion picture releases by distributors. The most marketable motion pictures are usually released during the summer and the year-end holiday seasons. Therefore, our business is highly seasonal, with higher attendance and revenues generally occurring during the summer months and holiday seasons. Our results of operations may vary significantly from quarter to quarter.

Legal Proceedings

        In the normal course of business, we are party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc. (No. 99 01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department filed suit alleging that our stadium-style theatres violated the ADA and related regulations. The Department alleged that we had failed to provide persons in wheelchairs seating arrangements with lines-of-sight comparable to the general public. The Department alleged various non-line-of-sight violations as well. The Department sought declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

        As to line-of-sight matters, the trial court entered summary judgment in favor of the Department as to both liability and as to the appropriate remedy. On December 5, 2008, the Ninth Circuit Court of Appeals reversed the trial court as to the appropriate remedy and remanded the case back to the trial court for findings consistent with its decision. The Company and the Department are negotiating the extent of betterments related to the remaining remedies required for line-of-sight violations consistent with the Ninth Circuit's decision. The improvements will likely be made over a five-year term. Absent settlement, the case will be tried in February 2011. We have recorded a liability of approximately $349,000 for estimated fines related to this matter.

        As to the non-line-of-sight aspects of the case, on January 21, 2003, the trial court entered summary judgment in favor of the Department on matters such as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. On December 5, 2003, the trial court entered a consent order and final judgment on non-line-of-sight issues under which we agreed to remedy certain violations at our stadium-style theatres and at certain theatres we may open in the future. Currently we estimate that these betterments will be required at approximately 140 stadium-style theatres. We estimate that the total cost of these betterments will be approximately $54.0 million, and through July 1, 2010 we have incurred approximately $34.1 million of these costs. The estimate is based on actual costs incurred on remediation work completed to date. The actual costs of betterments may vary based on the results of surveys of the remaining theatres.

        Michael Bateman v. American Multi-Cinema, Inc. (No. CV07-00171). In January 2007, a class action complaint was filed against American Multi-Cinema, Inc. in the Central District of the United States District Court of California (the "District Court") alleging violations of the Fair and Accurate Credit Transactions Act ("FACTA"). FACTA provides in part that neither expiration dates nor more than the last five numbers of a credit or debit card may be printed on receipts given to customers. FACTA imposes significant penalties upon violators where the violation is deemed to have been willful. Otherwise damages are limited to actual losses incurred by the card holder. On October 24, 2008, the District Court denied plaintiff's renewed motion for class certification. Plaintiff has appealed this decision to the Ninth Circuit Court of Appeals and the case is stayed pending this appeal. We are currently unable to estimate a possible loss or range of loss related to this matter.

        On May 14, 2009, Harout Jarchafjian filed a similar lawsuit alleging that we willfully violated FACTA and seeking statutory damages, but without alleging any actual injury (Jarchafjian v. American Multi-Cinema, Inc. (C.D. Cal. Case No. CV09-03434). The Jarchafjian case has been deemed related to the Bateman case and is stayed pending a Ninth Circuit decision in the Bateman case. The Company believes the plaintiff's allegations in both these cases, particularly those asserting our willfulness, are without merit. We are currently unable to estimate a possible loss or range of loss related to this matter.

        Union Sponsored Pension Plan.    On November 7, 2008, the Company received notice of a written demand for payment of a partial withdrawal liability assessment from a collectively bargained multiemployer pension plan that covers certain of its unionized theatre employees. Based on a payment schedule that the Company received from this plan in December 2008, the Company began making quarterly payments on January 1, 2009 related to the $5.3 million in partial withdrawal liability. In the second quarter of fiscal 2010, the Company made a complete withdrawal from the plan which triggered an additional liability of $1.4 million which was assessed by the plan on April 19, 2010. As of April 1, 2010, the Company has recorded a liability related to this matter in the amount of $4.0 million and has made contributions including interest charges of approximately $2.9 million. The final withdrawal liability amount may be adjusted based on a legal review of the plan's assessment, the Company's records and ensuing discussions with the plan's trustees.

MANAGEMENT

        Our business and affairs are managed by our board of directors currently consisting of nine members. Gerardo I. Lopez, our Chief Executive Officer, is a director of Parent. Aaron J. Stone is our Chairman of the Board and a non-employee director. The role of Chairman of the Board is held by Mr. Stone to represent the interest of stockholders.

        The following table sets forth certain information regarding our directors, executive officers and key employees as of [July 1], 2010:

Name	Age	Position(s) Held
Aaron J. Stone	37	Chairman of the Board, Director (Parent, Holdings and AMCE)
Gerardo I. Lopez	51	Chief Executive Officer, President and Director (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)
Dana B. Ardi	62	Director (Parent, Holdings and AMCE)
Stephen P. Murray	47	Director (Parent, Holdings and AMCE)
Stan Parker	34	Director (Parent, Holdings and AMCE)
Phillip H. Loughlin	42	Director (Parent, Holdings and AMCE)
Eliot P. S. Merrill	39	Director (Parent, Holdings and AMCE)
Kevin J. Maroni	47	Director (Parent, Holdings and AMCE)
Travis E. Reid	56	Director (Parent, Holdings and AMCE)
Craig R. Ramsey	58	Executive Vice President and Chief Financial Officer (Parent, Holdings, AMCE and American Multi-Cinema, Inc.); Director (American Multi-Cinema, Inc.)
John D. McDonald	53	Executive Vice President, U.S. Operations (Parent, Holdings, AMCE and American Multi-Cinema, Inc.); Director (American Multi-Cinema, Inc.)
Mark A. McDonald	51	Executive Vice President, Global Development (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)
Stephen A. Colanero	43	Executive Vice President and Chief Marketing Officer (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)
Robert J. Lenihan	56	President, Film Programming (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)
Samuel D. Gourley	59	President, AMC Film Programming (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)
Kevin M. Connor	47	Senior Vice President, General Counsel and Secretary (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)
Michael W. Zwonitzer	46	Senior Vice President Finance (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)
Chris A. Cox	44	Senior Vice President and Chief Accounting Officer (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)
Terry W. Crawford	53	Senior Vice President and Treasurer (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)
George Patterson	56	Senior Vice President Food and Beverage (American Multi-Cinema, Inc.)

        All our current executive officers hold their offices at the pleasure of our board of directors, subject to rights under their respective employment agreements in some cases. There are no family relationships between or among any directors and executive officers, except that Messrs. John D. McDonald and Mark A. McDonald are brothers.

        Mr. Aaron J. Stone has served as Chairman of the Board of Parent, Holdings and AMCE since February 2009. Mr. Stone has served as a Director of Parent since June 2007, and has served as a

Director of Holdings and AMCE since December 2004. Mr. Stone is a Senior Partner of Apollo Management, L.P., where he has been employed since 1997 and which, together with its affiliates, acts as manager of Apollo and related private securities investment funds. Mr. Stone also serves on the boards of directors of Connections Academy, LLC, Hughes Communications, Inc., Hughes Network Systems, LLC, Hughes Telematics, Inc., and Parallel Petroleum. Mr. Stone currently serves on the compensation committee of Hughes Communications, Inc. and the audit committee of Hughes Network Systems, LLC. Mr. Stone has also served on the boards of directors of Educate Inc.; Intelstat, Ltd.; and Skyterra Communications Inc., among others. Mr. Stone served on the audit committees of Educate Inc. and Intelstat, Ltd. Prior to joining Apollo, Mr. Stone was a member of the Mergers and Acquisition Group at Smith Barney, Inc. Mr. Stone graduated cum laude with an A.B. degree from Harvard College. Mr. Stone has over 15 years of experience in analyzing and investing in public and private companies and led the diligence of Apollo's investment in AMC, and he provides our board with insight into strategic and financial matters of interest to AMC's management and shareholders.

        Mr. Gerardo I. Lopez has served as Chief Executive Officer, President and a Director of Parent, Holdings and AMCE since March 2009. Prior to joining the Company, Mr. Lopez served as Executive Vice President of Starbucks Coffee Company and President of its Global Consumer Products, Seattle's Best Coffee and Foodservice divisions from September 2004 to March 2009. Prior thereto, Mr. Lopez served as President of the Handleman Entertainment Resources division of Handleman Company from November 2001 to September 2004. Mr. Lopez also serves on the boards of directors of SilkRoute Global, NCM LLC and DCIP. Mr. Lopez holds a B.S. degree in Marketing from George Washington University and a M.B.A. in Finance from Harvard Business School. Mr. Lopez has over 24 years of experience in marketing, sales and operations and management in public and private companies. His prior experience includes management of multi-billion-dollar operations and groups of over 2,500 associates.

        Dr. Dana B. Ardi has served as a Director of Parent, Holdings and AMCE since April 2009. Dr. Ardi serves as Managing Director and Founder of Corporate Anthropology Advisors LLC, a human capital advisory firm that provides consulting and restructuring services to companies across diverse industry sectors. Prior to founding Corporate Anthropology Advisors LLC in 2009, Dr. Ardi served as a Managing Director at CCMP Capital Advisors, LLC from August 2006 through January 2009, as a Partner at J.P. Morgan Partners, LLC from June 2001 to July 2006, as a Partner at Flatiron Partners, LLC from 1999 to June 2001, as Co-chair of the Global Communications, Entertainment and Technology practice of TMP Worldwide from 1995 to 1999 and prior thereto, Dr. Ardi served as Senior Vice President of New Media at R.R. Donnelley & Sons Company. Dr. Ardi also serves on the board of directors of New Yorkers for Parks and the board of trustees of Chancellor University's Jack Welch Management Institute. Dr. Ardi provides our board of directors with insight and perspective on organizational design, succession planning, leadership training, executive search and tactical human resources matters. Dr. Ardi holds a B.S. degree from the State University of New York at Buffalo and M.S. and Ph.D. degrees in Education from Boston College.

        Mr. Stephen P. Murray has served as a Director of Parent since June 2007, and has served as a Director of Holdings and AMCE since December 2004. Mr. Murray serves on the compensation committee of Parent. Since March 2007 Mr. Murray has served as President and Chief Executive Officer of CCMP Capital Advisors, LLC, a private equity firm formed in August 2006 by the former buyout and growth equity investment team of J.P. Morgan Partners, LLC, a private equity division of JPMorgan Chase & Co. From August 2006 to March 2007, Mr. Murray served as President and Chief Operating Officer of CCMP Capital Advisors, LLC. From 1989 through July 2006, Mr. Murray was employed by J.P. Morgan Partners and its predecessor entities, and became a Partner in 1994. Prior to joining J.P. Morgan Partners, LLC in 1989, Mr. Murray served as a Vice President with the Middle-Market Lending Division of Manufacturers Hanover. Mr. Murray focuses on investments in Consumer, Retail and Services, and Healthcare Infrastructure. Mr. Murray also serves on the boards of directors of ARAMARK Holdings Corporation, Caremore Medical Enterprises, Generac Power Systems, Chef's Warehouse, Crestcom, Jetro Holdings, Inc., LHP Hospital Group, Noble Environmental Power, Octagon Credit Investors, Quiznos Subs, Strongwood Insurance and Warner Chilcott. Mr. Murray holds a B.A. degree from Boston College and a M.B.A. from Columbia Business School. Mr. Murray has over 20 years of experience as a private equity investment professional and provides our board with insight and perspective on general investment and financial matters.

        Mr. Stan Parker has served as a Director of Parent since June 2007, and has served as a Director of Holdings and AMCE since December 2004. Mr. Parker has been affiliated with Apollo and its related investment advisors and investment managers since 2000 and has been a Partner since 2005. Prior to joining Apollo in 2000, Mr. Parker was employed by Salomon Smith Barney, Inc. Mr. Parker also serves on the boards of directors of Affinion, CEVA Group Plc and Momentive Performance Materials. Mr. Parker holds a B.S. degree in Economics from The Wharton School of Business at the University of Pennsylvania. Mr. Parker has over 12 years of experience in analyzing and investing in public and private companies. Mr. Parker participated in the diligence of Apollo's investment in AMC and provides our board with insight into strategic and financial matters of interest to AMC's management and shareholders.

        Mr. Philip H. Loughlin has served as a Director of Parent, Holdings and AMCE since January 2009. Mr. Loughlin joined Bain Capital in 1996 and has been a Managing Director since 2003. Prior to joining Bain Capital, Mr. Loughlin was a Consultant at Bain & Company, where he worked in the telecommunications, industrial manufacturing and consumer products industries. Mr. Loughlin has also served in operating roles at Eagle Snacks, Inc. and Norton Company. Mr. Loughlin also serves on the boards of directors of OSI Restaurant Partners, Inc., Ariel Holdings, Ltd., Applied Systems, Inc. and the National Pancreas Foundation. Mr. Loughlin serves on the audit committee of OSI Restaurant Partners. Mr. Loughlin previously served on the boards of directors of Burger King Corporation, Loews Cineplex Entertainment, Brenntag A.G., Professional Services Industries, Inc. and Cinemex and on the audit committees of Burger King Corporation and Loews Cineplex Entertainment. Mr. Loughlin received a M.B.A. from Harvard Business School where he was a Baker Scholar and graduated cum laude with an A.B. degree from Dartmouth College. Mr. Loughlin has 14 years of experience as a private equity investor, participated in the evaluation of Bain Capital's original investment in Loews and has significant experience in serving on boards of directors.

        Mr. Eliot P. S. Merrill has served as a Director of Parent, Holdings and AMCE since January 2008. Mr. Merrill is a Managing Director of The Carlyle Group focusing on buyout opportunities in the media and telecommunications sectors. Prior to joining Carlyle in 2001, Mr. Merrill was a Principal at Freeman Spogli & Co., a buyout fund with offices in New York and Los Angeles. From 1995 to 1997, Mr. Merrill worked at Dillon Read & Co. Inc. Prior thereto, Mr. Merrill worked at Doyle Sailmakers, Inc. Mr. Merrill also serves as a director of The Nielsen Company B.V. Mr. Merrill holds an A.B. degree from Harvard College. Mr. Merrill has over 13 years of experience in the private equity industry and has focused on the analysis, assessment and capitalization of new acquisitions and existing portfolio companies. Prior to the Loews Mergers, Mr. Merrill served on the audit committee of Loews Cineplex Entertainment Corporation.

        Mr. Kevin J. Maroni has served as a Director of Parent, Holdings and AMCE since April 2008. Mr. Maroni serves as Senior Managing Director of Spectrum Equity Investors ("Spectrum"), an investment firm with offices in Boston and Menlo Park. Mr. Maroni has served on the boards of directors of numerous public and private companies, including most recently Consolidated Communications, Inc. from 2002 - 2005; NEP Broadcasting, L.P. from 2004-2007; and Classic Media, L.P. from 2006-2007. Prior to joining Spectrum at inception in 1994, Mr. Maroni worked at Time Warner, Inc. and Harvard Management Company's private equity affiliate. Mr. Maroni has also served as a trustee of numerous non-profit institutions, which currently include National Geographic Ventures; the John F. Kennedy Library Foundation and the Park School. Mr. Maroni holds a B.A.

degree from the University of Michigan and a M.B.A. from Harvard University. Mr. Maroni has over 20 years of experience as a private equity investor and has experience in serving on a number of public and private company boards of directors.

        Mr. Travis E. Reid has served as a Director of Parent since June 2007, and has served as a Director of Holdings and AMCE since January 2006. Mr. Reid serves as Chief Executive Officer and a director of DCIP. Prior thereto, Mr. Reid served as President, Chief Executive Officer and a director of Loews Cineplex Entertainment Corp. from April 2002 to January 2006. Mr. Reid served as President, North American Operations of Loews from May 1998 to April 2002. Prior thereto, Mr. Reid served as President of Loews beginning October 1996 and for the preceding year served as Executive Vice President, Film Buying of Loews. Prior to joining Loews in 1991, Mr. Reid held senior film buying positions at General Cinema Corp., Cineamerica Theatres, Century Theatres and Theatre Management Inc. Mr. Reid has been in the film exhibition industry for 30 years. Mr. Reid began his career at age 20 at a drive-in movie theatre in California and has been employed by five different theatre circuits. Mr. Reid holds a B.S. degree in Business Administration from California State University at Hayward. Mr. Reid has over 30 years of experience in the theatrical exhibition industry and provides our board of directors with an in-depth knowledge of our products and industry.

        Mr. Craig R. Ramsey has served as Executive Vice President and Chief Financial Officer of Parent and Holdings since June 2007 and December 2004, respectively. Mr. Ramsey has served as Executive Vice President and Chief Financial Officer of AMCE and American Multi-Cinema, Inc. since April 2003. Previously, Mr. Ramsey served as Executive Vice President, Chief Financial Officer and Secretary of AMCE and American Multi-Cinema, Inc. since April 2002. Mr. Ramsey served as Senior Vice President, Finance, Chief Financial Officer and Chief Accounting Officer, of AMCE and American Multi-Cinema, Inc. from August 1998 until May 2002. Mr. Ramsey has served as a Director of American Multi-Cinema, Inc. since September 1999. Mr. Ramsey was elected Chief Accounting Officer of AMCE and American Multi-Cinema, Inc. in February 2000. Mr. Ramsey served as Vice President, Finance from January 1997 to October 1999 and prior thereto, Mr. Ramsey served as Director of Information Systems and Director of Financial Reporting since joining American Multi-Cinema, Inc. in February 1995. Mr. Ramsey currently serves as a member of the board of directors of Movietickets.com and has previously served on the board of directors of Bank Midwest. Mr. Ramsey holds a B.S. degree in Accounting and Business Administration from the University of Kansas.

        Mr. John D. McDonald has served as Executive Vice President, U.S. Operations of Parent, Holdings and AMCE since July 2009. Mr. McDonald has served as Director of American Multi-Cinema, Inc. since November 2007 and has served as Executive Vice President, U.S. Operations of American Multi-Cinema, Inc. since July 2009. Prior to July 2009, Mr. McDonald served as Executive Vice President, U.S. and Canada Operations of American Multi-Cinema, Inc. effective October 1998. Mr. McDonald served as Senior Vice President, Corporate Operations from November 1995 to October 1998. Mr. McDonald is a member of the National Association of Theatre Owners Advisory board of directors. Mr. McDonald has successfully managed the integration for the Gulf States, General Cinema, and Loews mergers and acquisitions. Mr. McDonald attended California State Polytechnic University where he studied economics and history.

        Mr. Mark A. McDonald has served as Executive Vice President, Global Development since July 2009 of Parent, Holdings and AMCE. Prior thereto, Mr. McDonald served as Executive Vice President, International Operations of Parent, Holdings and AMCE from October 2008 to July 2009. Mr. McDonald has served as Executive Vice President, International Operations of American Multi-Cinema, Inc., and AMC Entertainment International, Inc. ("AMCEI"), a subsidiary of American Multi-Cinema, Inc., since March 2007 and December 1998, respectively. Prior thereto, Mr. McDonald served as Senior Vice President, Asia Operations from November 1995 until his appointment as Executive Vice President, International Operations and Film in December 1998. Mr. McDonald served on the board of directors of AMCEI from March 2007 to May 2010. Mr. McDonald holds a B.A. degree from the University of Southern California and a M.B.A. from the Anderson School at University of California Los Angeles.

        Mr. Stephen A. Colanero has served as Executive Vice President and Chief Marketing Officer of Parent, Holdings and AMCE since December 2009. Prior to joining AMC, Mr. Colanero served as Vice President of Marketing for RadioShack Corporation from April 2008 to December 2009. Mr. Colanero also served as Senior Vice President of Retail Marketing for Washington Mutual Inc. from February 2006 to August 2007 and as Senior Vice President, Strategic Marketing for Blockbuster Inc. from November 1994 to January 2006. Mr. Colanero holds a B.S. degree in Accounting from Villanova University and a M.B.A. in Marketing and Strategic Management from The Wharton School at the University of Pennsylvania.

        Mr. Robert J. Lenihan has served as President, Programming, of Parent, Holdings and AMCE since April 2009. Prior to joining AMC, Mr. Lenihan served as Executive Vice President for Loews Cineplex Entertainment Corp from August 1998 to February 2002. Mr. Lenihan was appointed Senior Vice President and Head Film Buyer at Mann Theatres in 1985 and served in that capacity at Act III Theatres, Century Theatres, Sundance Cinemas and most recently at Village Roadshow. Mr. Lenihan holds a B.S. degree from Rowan University.

        Mr. Samuel D. "Sonny" Gourley has served as President of AMC Film Programming of Parent, Holdings and AMCE since December 2009. Mr. Gourley has served as President of AMC Film Programming a Division of AMC since November 2005. Prior thereto, Mr. Gourley served as Executive Vice President, National Film from November 2002 to November 2005 and Executive Vice President, East Film from November 1999 to November 2002. Mr. Gourley currently serves on the advisory board of Tent 25 Variety—The Children's Charity located in Los Angeles, as well as serving on the board of the local Tent 8 Variety—The Children's Charity in Kansas City. Mr. Gourley holds a B.A. degree in English from Miami University in Oxford, Ohio.

        Mr. Kevin M. Connor has served as Senior Vice President, General Counsel and Secretary of Parent and Holdings since June 2007 and December 2004, respectively. Mr. Connor has served as Senior Vice President, General Counsel and Secretary of AMCE and American Multi-Cinema, Inc. since April 2003. Prior to April 2003, Mr. Connor served as Senior Vice President, Legal of AMCE and American Multi-Cinema, Inc. beginning November 2002. Prior thereto, Mr. Connor was in private practice in Kansas City, Missouri as a partner with the firm Seigfreid, Bingham, Levy, Selzer and Gee from October 1995. Mr. Connor holds a Bachelor of Arts degree in English and History from Vanderbilt University, a Juris Doctorate degree from the University of Kansas School of Law and a LLM in Taxation from the University of Missouri—Kansas City.

        Mr. Michael W. Zwonitzer has served as Senior Vice President, Finance of Parent, Holdings and AMCE since July 2009. Prior thereto, Mr. Zwonitzer served as Vice President, Finance of Parent and Holdings since June 2007 and December 2004, respectively. Mr. Zwonitzer has served as Vice President, Finance of AMCE and American Multi-Cinema, Inc. since September 2004 and prior thereto, Mr. Zwonitzer served as Director of Finance from December 2002 to September 2004 and Manager of Financial Analysis from November 2000 to December 2002. Mr. Zwonitzer joined AMC in June 1998. Mr. Zwonitzer holds a B.S. degree in Accounting from the University of Missouri.

        Mr. Chris A. Cox has served as Senior Vice President and Chief Accounting Officer of Parent and Holdings since June 2010. Prior thereto Mr. Cox served as Vice President and Chief Accounting Officer of Parent and Holdings since June 2007 and December 2004, respectively. Mr. Cox has served as Vice President and Chief Accounting Officer of AMCE and American Multi-Cinema, Inc. since May 2002. Prior to May 2002, Mr. Cox served as Vice President and Controller of American Multi-Cinema, Inc. since November 2000. Previously, Mr. Cox served as Director of Corporate Accounting for the Dial Corporation from December 1999 until November 2000. Mr. Cox holds a Bachelor's of Business Administration in Accounting and Finance degree from the University of Iowa.

        Mr. Terry W. Crawford has served as Senior Vice President and Treasurer of Parent since June 2010. Previously, Mr. Crawford served as Vice President and Treasurer of Parent since June 2007 and of Holdings AMCE and American Multi-Cinema, Inc. since April 2005. Prior thereto, Mr. Crawford served as Vice President and Assistant Treasurer of Holdings, AMCE and American Multi-Cinema, Inc. from December 2004 until April 2005. Previously, Mr. Crawford served as Vice President, Assistant Treasurer and Assistant Secretary of AMCE from May 2002 until December 2004 and American Multi-Cinema, Inc. from January 2000 until December 2004. Mr. Crawford served as Assistant Treasurer and Assistant Secretary of AMCE from September 2001 until May 2002 and AMC from November 1999 until December 2004. Mr. Crawford served as Assistant Secretary of AMCE from March 1997 until September 2001 and American Multi-Cinema, Inc. from March 1997 until November 1999. Prior to joining AMC, Mr. Crawford served as Vice President and Treasurer for Metmor Financial, Inc., a wholly-owned subsidiary of Metropolitan Life Insurance Company. Mr. Crawford holds a B.S. degree in Business from Emporia State University and a M.B.A. from the University of Missouri—Kansas City.

        Mr. George Patterson has served as Senior Vice President of Food and Beverage since February 2010. Prior to joining the Company, Mr. Patterson served as Director of Asset Strategy and Multibrand Execution for YUM Brands from 2002 to 2010. Prior to joining YUM Brands, Mr. Patterson was Co-founder and COO of Cool Mountain Creamery and Café from 1997 to 2002. Prior to developing Cool Mountain Creamery and Café, Mr. Patterson was Regional Vice President for Wendy's International restaurants. Mr. Patterson holds a B.A. degree from the University of Florida.

Board of Directors

        Upon the closing of this offering, we will amend and restate our current certificate of incorporation and file such amended and restated certificate of incorporation with the State of Delaware. Pursuant to such amended and restated certificate of incorporation, our board of directors will consist of between 7 and 15 directors. A majority of the board of directors will constitute a quorum for board meetings. The convening of a special meeting will be subject to advance written notice to all directors.

        We intend to avail ourselves of the "controlled company" exception under the applicable national securities exchange rules, which eliminates the requirement that we have a majority of independent directors on our board of directors and that we have compensation and nominating committees composed entirely of independent directors, but retains the requirement that we have an audit committee composed entirely of independent members. Our board of directors currently consists of nine directors. Prior to the consummation of this offering, we will add one independent director to our board. Within three months following the closing of this offering, our board of directors will consist of 11 directors, including two independent directors designated by the Sponsors one of which was designated prior to the consummation of this offering. We expect to add one additional independent director, also designated by the Sponsors, to our board of directors within 12 months after the closing of this offering.

        Pursuant to our amended and restated certificate of incorporation, our board of directors will be divided into three classes. The members of each class will serve for a staggered, three-year term. Upon the expiration of the term of a class of directors, directors in that class will be elected for three-year terms, subject to the Sponsors' board designation rights, at the annual meeting of stockholders in the year in which their term expires. The classes are composed as follows:

  •
  ,                                and the two additional independent directors we expect to be designated to our board of directors within 12 months after the closing of this offering will be Class I directors, whose terms will expire at the 2011 annual meeting of stockholders;

  •
  ,                                 ,                                 and                                     will be Class II directors, whose terms will expire at the 2012 annual meeting of stockholders; and

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  ,                                ,                                 and                                 will be Class III directors, whose terms will expire at the 2013 annual meeting of stockholders.

        Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of our directors. This classification of our board of directors may have the effect of delaying or preventing changes in control of our company.

        If at any time we cease to be a "controlled company" under the applicable national securities exchange rules, the board of directors will take all action necessary to comply with such national securities exchange rules, including appointing a majority of independent directors to the board and establishing certain committees composed entirely of independent directors.

Committees of the Board of Directors

  Audit Committee

        Upon consummation of this offering, our audit committee will consist of                                ,                                 and                                 (the "Audit Committee"). The board of directors has determined that Mr.             qualifies as an Audit Committee financial expert as defined in Item 401(h) of Regulation S-K. Mr.             is independent as independence is defined in Rule 10A-3(b)(i) under the Exchange Act or under the applicable section of the national securities exchange rules. Within three months of the closing of this offering, the Audit Committee will be comprised of Mr.             , Mr.             and one additional independent director designated by the Sponsors. Within one year of the closing of this offering, we will nominate one additional independent director to replace Mr.              on the Audit Committee so that our Audit Committee will be comprised of three independent members, all of whom will be financially literate.

        The principal duties and responsibilities of our Audit Committee are as follows:

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  to monitor our financial reporting process and internal control system;

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  to appoint and replace our independent registered public accounting firm from time to time, determine their compensation and other terms of engagement and oversee their work;

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  to oversee the performance of our internal audit function; and

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  to oversee our compliance with legal, ethical and regulatory matters.

        The Audit Committee will have the power to investigate any matter brought to its attention within the scope of its duties. It will also have the authority to retain counsel and advisors to fulfill its responsibilities and duties.

  Compensation Committee

        Upon consummation of this offering, our compensation committee will consist of                          ,                                 ,                                 and                                 (the "Compensation Committee").

        The principal duties and responsibilities of our Compensation Committee are as follows:

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  to provide oversight on the development and implementation of the compensation policies, strategies, plans and programs for our key employees and outside directors and disclosure relating to these matters;

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  to review and approve the compensation of our chief executive officer and the other executive officers of us and our subsidiaries; and

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  to provide oversight concerning the compensation of our chief executive officer, succession planning, performance of the chief executive officer and related matters.

  Nominating & Corporate Governance Committee

        Upon consummation of this offering, our nominating committee will consist of                                ,                                 ,                                 and                                 .

        The principal duties and responsibilities of the nominating committee will be as follows:

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  to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of the board of directors; and

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  to make recommendations to our board of directors regarding board governance matters and practices.

Code of Business Conduct and Ethics

        We have a Code of Business Conduct and Ethics that applies to all of our associates, including our principal executive officer, principal financial officer and principal accounting officer, or persons performing similar functions. These standards are designed to deter wrongdoing and to promote honest and ethical conduct. The Code of Business Conduct and Ethics, which address the subject areas covered by the SEC's rules, are posted on our website: www.amcentertainment.com under "Investor Relations—Corporate Governance." Any substantive amendment to, or waiver from, any provision of the Code of Business Conduct and Ethics with respect to any senior executive or financial officer shall be posted on this website. The information contained on our website is not part of this prospectus.

COMPENSATION DISCUSSION AND ANALYSIS

        This section discusses the material elements of compensation awarded to, earned by or paid to our principal executive officer, our principal financial officer, our three other most highly compensated executive officers as well as an additional executive officer whose compensation otherwise would have been subject to reporting had there not been any option grants in fiscal 2010. These individuals are referred to as the "Named Executive Officers."

        Our executive compensation programs are determined and approved by our Compensation Committee. None of the Named Executive Officers are members of the Compensation Committee or otherwise had any role in determining the compensation of other Named Executive Officers, although the Compensation Committee does consider the recommendations of our Chief Executive Officer in setting compensation levels for our executive officers other than the Chief Executive Officer.

Executive Compensation Program Objectives and Overview

        The goals of the Compensation Committee with respect to executive compensation are to attract, retain, motivate and reward talented executives, to tie annual and long-term compensation incentives to the achievement of specified performance objectives, and to achieve long-term creation of value for our stockholders by aligning the interests of these executives with those of our stockholders. To achieve these goals, we endeavor to maintain compensation plans that are intended to tie a substantial portion of executives' overall compensation to key strategic, operational and financial goals such as achievement of budgeted levels of adjusted EBITDA or revenue, and other non-financial goals that the Compensation Committee deems important. From time to time, the Compensation Committee evaluates individual executive performance with a goal of setting compensation at levels they believe, based on industry comparables and their general business and industry knowledge and experience, are comparable with executives in other companies of similar size and stage of development operating in the theatrical exhibition industry and similar retail type businesses, while taking into account our relative performance and our own strategic goals.

        We conduct a periodic review of the aggregate level of our executive compensation as part of the annual budget review and annual performance review processes, which includes determining the operating metrics and non-financial elements used to measure our performance and to compensate our executive officers. This review is based on our knowledge of how other theatrical exhibition industry and similar retail type businesses measure their executive performance and on the key operating metrics that are critical in our effort to increase the value of our company.

Current Executive Compensation Program Elements

        Our executive compensation program consists of the elements described in the following sections. The Compensation Committee determines the portion of compensation allocated to each element for each individual Named Executive Officer. Our Compensation Committee expects to continue these policies in the short term but will reevaluate the current policies and practices as it considers advisable.

        The Compensation Committee believes based on their general business and industry experience and knowledge that the use of the combination of base salary, discretionary annual performance bonuses, and long-term incentives (including stock option or other stock-based awards) offers the best approach to achieving our compensation goals, including attracting and retaining talented and capable executives and motivating our executives and other officers to expend maximum effort to improve the business results, earnings and overall value of our business.

Base Salaries

        Base salaries for our Named Executive Officers are established based on the scope of their responsibilities, taking into account competitive market compensation for similar positions, as well as seniority of the individual, our ability to replace the individual and other primarily judgmental factors deemed relevant by the Compensation Committee. Generally, we believe that executive base salaries should be targeted near the median of the range of salaries for executives in similar positions with similar responsibilities at comparable companies, in line with our compensation philosophy, but we do not make any determinations or changes in compensation in reaction to market data alone. The Compensation Committee's goal is to provide total compensation packages that are competitive with prevailing practices in our industry and in the geographic markets in which we conduct business. However, the Compensation Committee retains flexibility within the compensation program to respond to and adjust for specific circumstances and our evolving business environment. Periodically, the Company obtains information regarding the salaries of employees at comparable companies, including approximately 150 multi-unit businesses in the retail, entertainment and food service industries. Base salaries for our Named Executive Officers are reviewed at appropriate times by the Compensation Committee and may be increased from time to time pursuant to such review and/or in accordance with guidelines contained in the various employment agreements in order to realign salaries with market levels after taking into account individual responsibilities, performance and experience. Base salaries for our Named Executive Officers were essentially unchanged from fiscal 2009 to fiscal 2010.

Annual Performance Bonus

        The Compensation Committee has the authority to award annual performance bonuses to our Named Executive Officers. Under the current employment agreements, each Named Executive Officer is eligible for an annual bonus based on our annual incentive compensation program as it may exist from time to time. We believe that annual bonuses based on performance serve to align the interests of management and stockholders, and our annual bonus program is primarily designed to reward increases in adjusted EBITDA. Individual bonuses are performance based and, as such, can be highly variable from year to year. The annual incentive bonuses for our Named Executive Officers are determined by our Compensation Committee and, except with respect to his own bonus, our chief executive officer, based on our annual incentive compensation program as it may exist from time to time. For fiscal 2010, the annual incentive compensation program was based on a company component and an individual component. The company component was based primarily on attainment of an adjusted EBITDA target of $314,811,000. The plan guideline was that no company performance component of the bonus would be paid below attainment of 90% of targeted adjusted EBITDA and that upon attainment of 100% of targeted adjusted EBITDA, each Named Executive Officer would receive 100% of his assigned bonus target. Upon attainment of 110% of targeted adjusted EBITDA, each Named Executive Officer would receive a maximum of 200% of his assigned bonus target. The individual component of the bonus does not have an adjusted EBITDA threshold but is based on achievement of key performance measures and overall performance and contribution to our strategic and financial goals. Under the annual incentive compensation program, our Compensation Committee and, except with respect to his own bonus, chief executive officer, retain discretion to decrease or increase bonuses relative to the guidelines based on qualitative or other objective factors deemed relevant by the Compensation Committee.

        The following table summarizes the company component upon attainment of 100% of targeted adjusted EBITDA and the individual component of the annual performance bonus plan for fiscal 2010:

	Company Component at 100% Target	Individual Component
Gerardo I. Lopez	$392,000	$98,000
Craig R. Ramsey	200,200	50,050
John D. McDonald	200,200	50,050
Robert J. Lenihan	151,400	37,850
Kevin M. Connor	156,000	39,000
Samuel D. Gourley	138,000	34,500

        Our annual bonuses have historically been paid in cash and traditionally have been paid in a single installment in the first quarter following the completion of a given fiscal year. Pursuant to current employment agreements, each Named Executive Officer is eligible for an annual bonus pursuant to the annual incentive plan in place at the time. The Compensation Committee has discretion to increase the annual bonus paid to our Named Executive Officers using its judgment if the Company exceeds certain financial goals, or to reward for achievement of individual annual performance objectives. Our Compensation Committee and the Board of Directors have approved bonus amounts that have been paid in fiscal 2011 for the performance during fiscal 2010. We obtained an adjusted EBITDA of 104% of target for fiscal 2010 which is equivalent to an approximate 142% payout of the assigned bonus target. The individual component of the bonus was determined following a review of each Named Executive Officer's individual performance and contribution to our strategic and financial goals. For fiscal 2010, this review was conducted during the first quarter of fiscal 2011.

Special Incentive Bonus

        Pursuant to his employment agreement, Mr. Gerardo Lopez is entitled to a one-time special incentive bonus of $2,000,000 that vests at the rate of $400,000 per year over five years, effective March 2009, provided that he remains employed on each vesting date. The first three installments of the special incentive bonus are payable on the third anniversary and the fourth and fifth installments are payable upon vesting. The special incentive bonus of $2,000,000 shall immediately vest in full upon Mr. Lopez's involuntary termination within twelve months after a change of control, as defined in the employment agreement. As of April 1, 2010, Mr. Lopez has vested in one-fifth, or $400,000, of this special incentive bonus to be paid on his third anniversary.

Long Term Incentive Equity Awards

        In connection with the holdco merger, on June 11, 2007, we adopted an amended and restated 2004 stock option plan (formerly known as the 2004 Stock Option Plan), which provides for the grant of incentive stock options (within the meaning of Section 422 of the Internal Revenue Code) and non-qualified stock options to acquire our common stock to eligible employees and consultants and our non-employee directors. Options granted under the plan vest in equal installments over three to five years from the grant date, subject to the optionee's continued service with Parent or one of its subsidiaries. The Compensation Committee approved stock option grants to Mr. Robert Lenihan and Mr. Samuel Gourley during fiscal 2010.

Retirement Benefits

        We provide retirement benefits to the Named Executive Officers under both qualified and non-qualified defined-benefit and defined-contribution retirement plans. The Defined Benefit Retirement Income Plan for Certain Employees of American Multi-Cinema, Inc. ("AMC Defined

Benefit Retirement Income Plan") and the AMC 401(k) Savings Plan are both tax-qualified retirement plans in which the Named Executive Officers participate on substantially the same terms as our other participating employees. However, due to maximum limitations imposed by the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined-benefit plan and on the maximum amount that may be contributed to a qualified defined-contribution plan, the benefits that would otherwise be payable to the Named Executive Officers under the Defined Benefit Retirement Income Plan are limited. Because we did not believe that it was appropriate for the Named Executive Officers' retirement benefits to be reduced because of limits under ERISA and the Internal Revenue Code, we had established non-qualified supplemental defined-benefit plans that permit the Named Executive Officers to receive the same benefit that would be paid under our qualified defined-benefit plan up to the old IRS limit, as indexed, as if the Omnibus Budget Reconciliation Act of 1993 had not been in effect. On November 7, 2006, our Board of Directors approved a proposal to freeze the AMC Defined Benefit Retirement Income Plan and our supplemental defined-benefit plans, the AMC Supplemental Executive Retirement Plan and the AMC Retirement Enhancement Plan, effective as of December 31, 2006. The Compensation Committee determined that these types of plans are not as effective as other elements of compensation in aligning executives' interests with the interests of stockholders, a particularly important consideration for a public company. As a result, the Compensation Committee determined to freeze these plans. Benefits no longer accrue under the AMC Defined Benefit Retirement Income Plan, the AMC Supplemental Executive Retirement Plan or the AMC Retirement Enhancement Plan for our Named Executive Officers or for other participants.

        Effective for fiscal year 2010, under our 401(k) Savings Plan, we matched 50% of each eligible employee's elective contributions up to 6% of the employee's eligible compensation. Previously, Holdings matched 100% of elective contributions up to 5% of employee compensation.

        The "Pension Benefits" table and related narrative section "—Pension and Other Retirement Plans" below describes our qualified and non-qualified defined-benefit plans in which our Named Executive Officers participate.

Non-Qualified Deferred Compensation Program

        Named Executive Officers are permitted to elect to defer base salaries and their annual bonuses under the AMC Non-Qualified Deferred Compensation Plan. We believe that providing the Named Executive Officers with deferred compensation opportunities is a cost-effective way to permit officers to receive the tax benefits associated with delaying the income tax event on the compensation deferred, even though the related deduction for the Companies is also deferred.

        The "Non-Qualified Deferred Compensation" table and related narrative section "—Non-Qualified Deferred Compensation Plan" below describe the non-qualified deferred compensation plan and the benefits thereunder.

Severance and Other Benefits Upon Termination of Employment

        We believe that severance protections, particularly in the context of a change in control transaction, can play a valuable role in attracting and retaining key executive officers. Accordingly, we provide such protections for each of the Named Executive Officers and for other of our senior officers in their respective employment agreements. The Compensation Committee evaluates the level of severance benefits provided to Named Executive Officers on a case-by-case basis. We consider these severance protections consistent with competitive practices.

        As described in more detail below under "—Potential Payments Upon Termination or Change in Control" pursuant to their employment agreements, each of the Named Executive Officers would be entitled to severance benefits in the event of termination of employment without cause and certain

Named Executive Officers would be entitled to severance benefits due to death or disability. In the case of Mr. Lopez, resignation for good reason would also entitle the employee to severance benefits. We have determined that it is appropriate to provide these executives with severance benefits under these circumstances in light of their positions and as part of their overall compensation package.

        We believe that the occurrence, or potential occurrence, of a change in control transaction will create uncertainty regarding the continued employment of our executive officers. This uncertainty results from the fact that many change in control transactions result in significant organizational changes, particularly at the senior executive level. In order to encourage certain of our executive officers to remain employed with us during an important time when their prospects for continued employment following the transaction are often uncertain, we provide the executives with severance benefits if they terminate their employment within a certain number of days following specified changes in their compensation, responsibilities or benefits following a change in control. No claim for severance due to a change in control has been made by an executive who is a party to an employment agreement providing for such severance benefits since the merger of Marquee Inc. with AMCE (then a change in control for purposes of the agreements). The severance benefits for these executives are generally determined as if they continued to remain employed by us for two years following their actual termination date.

Perquisites

        The perquisites provided to each Named Executive Officer during fiscal 2010, 2009 and 2008 are reported in the All Other Compensation column of the "Summary Compensation Table" below, and are further described in footnote (5) to that table. Perquisites consist of matching contributions under our 401(k) savings plan, which is a qualified defined contribution plan, life insurance premiums, awards and gifts, relocation expenses, on-site parking, and an award of theatre chairs. Perquisites are benchmarked and reviewed, revised and approved by the Compensation Committee every year.

Policy with Respect to Section 162(m)

        Section 162(m) of the Internal Revenue Code generally disallows public companies a tax deduction for compensation in excess of $1,000,000 paid to their chief executive officers and the four other most highly compensated executive officers unless certain performance and other requirements are met. Our intent generally is to design and administer executive compensation programs in a manner that will preserve the deductibility of compensation paid to our executive officers, and we believe that a substantial portion of our current executive compensation program (including the stock options and other awards that may be granted to our Named Executive Officers as described above) satisfies the requirements for exemption from the $1,000,000 deduction limitation. However, we reserve the right to design programs that recognize a full range of performance criteria important to our success, even where the compensation paid under such programs may not be deductible. The Compensation Committee will continue to monitor the tax and other consequences of our executive compensation program as part of its primary objective of ensuring that compensation paid to our executive officers is reasonable, performance-based and consistent with the goals of AMC Entertainment and our stockholders.

Actions Taken After Fiscal 2010

        On July 8, 2010, our board of directors approved the adoption of the AMC Entertainment Holdings, Inc. 2010 Equity Incentive Plan, which is described in more detail under "—Equity Incentive Plans" below. Our Compensation Committee intends that future equity-based awards will be made pursuant to the 2010 Equity Incentive Plan.

Summary Compensation Table

        The following table presents information regarding compensation of our principal executive officer, our principal financial officer, our three other most highly compensated executive officers for services rendered during fiscal 2010 as well as an additional executive officer whose compensation otherwise would have been subject to reporting had there not been any option grants in fiscal 2010. These individuals are referred to as "Named Executive Officers."

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(4)	All Other Compensation ($)(5)	Total ($)
Gerardo I. Lopez	2010	$700,003	$400,000	$—	$—	$674,240	$—	$66,220	$1,840,463
Chief Executive Officer, President and Director (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)	2009	64,615	—	—	2,068,847	—	—	16,570	2,150,032
Craig R. Ramsey	2010	385,000	—	—	—	346,847	83,470	6,656	821,973
Executive Vice President	2009	383,508	—	—	—	—	—	16,634	400,142
and Chief Financial Officer (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)	2008	374,183	—	—	—	—	—	29,365	403,548
John D. McDonald	2010	385,000	—	—	—	344,344	134,080	9,419	872,843
Executive Vice President	2009	383,508	—	—	—	—	—	21,626	405,134
North American Operations (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)	2008	374,182	—	—	—	—	—	28,356	402,538
Robert J. Lenihan	2010	376,885	—	—	138,833	252,838	—	48,762	817,318
President, Film Programming (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)
Kevin M. Connor	2010	325,000	—	—	—	260,520	12,201	8,205	605,926
Senior Vice President,	2009	323,658	—	—	—	—	—	16,123	339,781
General Counsel and Secretary (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)	2008	321,696	—	—	—	—	—	25,230	346,926
Samuel D. Gourley	2010	287,500	—	—	92,962	230,460	169,091	40,393	820,406
President, AMC Film Programming (Parent, Holdings, AMCE and American Multi-Cinema, Inc.)

(1)
The principal positions shown are at April 1, 2010. Compensation for Mr. Gerardo Lopez, Mr. Robert Lenihan, and Mr. Samuel Gourley is provided for years where they were Named Executive Officers only.

(2)
As required by the SEC Rules, amounts shown in the column, "Option Awards," presents the aggregate grant date fair value of option awards granted in the fiscal year in accordance with accounting rules ASC 718, Compensation—Stock Compensation. These amounts reflect the Company's accounting expense and do not correspond to the actual value that will be realized by the Named Executive Officers. Options are to acquire shares of our common stock.

In May 2009, Mr. Robert Lenihan and Mr. Samuel Gourley received a stock option grant to purchase        and        of our common shares, respectively, at a price equal to $        per share. The options will vest in five equal annual installments, subject to continued employment. The options will expire after ten years from the date of the grant. The valuation assumptions used for these option awards are provided in note 1 to the Company's consolidated financial statements contained elsewhere in this prospectus.

  In March 2009, Mr. Gerardo Lopez received a stock option grant to purchase        common shares at a price equal to $        per share. The options will vest in five equal annual installments, subject to Mr. Lopez's continued employment. The options will expire after ten years from the date of the grant. The valuation assumptions used for Mr. Lopez's option award are provided in note 1 to the Company's consolidated financial statements contained elsewhere in this prospectus.

  No option awards were granted with regards to Named Executive Officers during fiscal 2008. No option awards granted to Named Executive Officers in the above table were forfeited in fiscal 2010, fiscal 2009 or fiscal 2008.

(3)
The Compensation Committee has determined the amounts of the annual incentive plan compensation that will be paid to each Named Executive Officer for fiscal 2010. We paid those amounts during the first quarter of fiscal 2011. No bonuses were earned in fiscal 2009 and 2008 under the annual incentive bonus program as we did not meet the minimum targeted adjusted EBITDA threshold established by the Compensation Committee. Further discussion on the annual incentive bonus program for the Named Executive Officers can be found in the Compensation Discussion and Analysis—Annual Performance Bonus section.

(4)
The following table represents the aggregate increases and decreases in actuarial present value of each officer's accumulated benefit amounts. The aggregate decreases in actuarial present value amounts have been omitted from the Summary Compensation Table:

		Defined Benefit Plan	Supplemental Executive Retirement Plan
Craig R. Ramsey	2010	$42,764	$22,173
	2009	(2,109)	(1,094)
	2008	(3,426)	(1,776)
John D. McDonald	2010	87,134	45,179
	2009	(35,248)	(18,276)
	2008	(13,050)	(6,766)
Kevin M. Connor	2010	8,635	3,566
	2009	(4,394)	(1,814)
	2008	(1,849)	(3,567)
Samuel D. Gourley	2010	113,326	55,765

  For fiscal 2009, in accordance with the amended guidance for employers' accounting for defined benefit pension and other postretirement plans in Accounting Standards Codification 715, Compensation—Retirement Benefits, the measurement date used to measure the aggregate change in actuarial present value of accumulated benefit amounts was changed from a measurement date of January 1 to our fiscal year end date, ending on April 2, 2009. See note 11 to our consolidated financial statements contained elsewhere in this prospectus for more information.

  This column includes above market earnings for the difference between market interest rates determined pursuant to SEC rules and the 19.7% to 21.6% interest contingently credited by the Company on salary deferred by the Named Executive Officers under the nonqualified deferred salary plan. For fiscal 2010, above market earnings for Mr. Ramsey and Mr. McDonald were $18,533 and $1,767, respectively. There were no above market earnings under the nonqualified deferred compensation plan for the Named Executive Officers for fiscal 2009 and 2008. Further discussion on the nonqualified deferred compensation for the Named Executive Officers can be found in the "—Nonqualified Deferred Compensation" section.

(5)
All Other Compensation is comprised of Company matching contributions under our 401(k) savings plan which is a qualified defined contribution plan, life insurance premiums, automobile related benefits, awards / gifts, relocation expenses, on-site parking, and an award of theatre chairs. The following table summarizes "All Other Compensation" provided to the Named Executive Officers:

							Additional All Other Compensation
		Perquisites and Other Personal Benefits					Company Matching Contributions to 401(k) Plan
		Car Allowance	Awards/Gifts	Theatre Chairs	Relocation Expenses	On-Site Parking		Life Insurance Premiums
Gerardo I. Lopez	2010	$—	$100	$—	$64,326	$—	$—	$1,794
	2009	—	—	—	16,570	—	—	—
Craig R. Ramsey	2010	—	100	—	—	—	3,202	3,354
	2009	1,500	305	—	—	—	11,475	3,354
	2008	13,500	254	—	—	—	12,128	3,483
John D. McDonald	2010	—	1,500	—	—	—	6,125	1,794
	2009	1,500	305	—	—	—	18,027	1,794
	2008	13,500	254	—	—	—	12,739	1,863
Robert J. Lenihan	2010	—	—	—	45,883	170	—	2,709
Kevin M. Connor	2010	—	—	—	—	—	7,125	1,080
	2009	1,350	305	2,366	—	—	11,061	1,041
	2008	12,150	254	—	—	—	11,781	1,045
Samuel D. Gourley	2010	—	1,502	—	31,107	170	4,900	2,714

Compensation of Named Executive Officers

        The Summary Compensation Table above quantifies the value of the different forms of compensation earned by or awarded to our Named Executive Officers in fiscal 2010. The primary elements of each Named Executive Officer's total compensation reported in the table are base salary and annual bonus.

        The Summary Compensation Table should be read in conjunction with the tables and narrative descriptions that follow. A description of the material terms of each Named Executive Officer's base salary and annual bonus is provided below.

        The "Pension Benefits" table and related description of the material terms of our pension plans describe each Named Executive Officer's retirement benefits under the Companies' defined-benefit pension plans to provide context to the amounts listed in the Summary Compensation Table. The discussion in the section "Potential Payments Upon Termination or Change in Control" explains the potential future payments that may become payable to our Named Executive Officers.

Description of Employment Agreements—Salary and Bonus Amounts

        We have entered into employment agreements with each of Messrs. Lopez, Ramsey, McDonald, Lenihan, Connor, and Gourley. Provisions of these agreements relating to outstanding equity incentive awards and post-termination of employment benefits are discussed below.

        Gerardo I. Lopez.    On February 23, 2009, we entered into an employment agreement with Gerardo I. Lopez to serve as its Chief Executive Officer and President. The term of the agreement is for three years, with automatic one-year extensions each year. The agreement provides that Mr. Lopez will receive an initial annualized base salary of $700,000. The Compensation Committee, based on its review, has discretion to increase (but not reduce) the base salary each year. Mr. Lopez's target incentive bonus for fiscal 2010 was equal to 70% of his annual base salary. In addition, Mr. Lopez is receiving a one-time special incentive bonus that vests at the rate of $400,000 per year over five years, effective March 2009, provided he remains employed on each vesting date. The first three installments of the special incentive bonus are payable on the third anniversary and the fourth and fifth installments are payable upon vesting. Upon approval by the Compensation Committee, Mr. Lopez received a grant of options to purchase         shares of our common stock. The options will vest in five equal annual installments, subject to Mr. Lopez's continued employment. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. The agreement also provides that Mr. Lopez will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with related business expenses and travel. Change in control, severance arrangements and restrictive covenants in Mr. Lopez's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

        Craig R. Ramsey.    On July 1, 2001, we entered into an employment agreement with Craig R. Ramsey who serves as the Executive Vice President and Chief Financial Officer and reports directly to our President and Chief Executive Officer. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. Ramsey will receive an initial annualized base salary of $275,000. The agreement also provides for annual bonuses for Mr. Ramsey based on the applicable incentive compensation program of the company. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. Ramsey will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with business travel and entertainment. Change in control and severance arrangements in Mr. Ramsey's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

        John D. McDonald.    On July 1, 2001, we entered into an employment agreement with John D. McDonald, who serves as an Executive Vice President, North America Operations. Mr. McDonald reports directly to our President and Chief Operating Officer or such officer's designee. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. McDonald will receive an initial annualized base salary of $275,000. The agreement also provides for annual bonuses for Mr. McDonald based on the applicable incentive compensation program of the Company. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. McDonald will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with business travel and entertainment. Change in control and severance arrangements in Mr. McDonalds' employment agreements are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

        Robert J. Lenihan.    On April 7, 2009, we entered into an employment agreement with Robert J. Lenihan who serves as the President of Film Programming. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. Lenihan will receive an initial annualized base salary of $410,000 subject to review by the Board of Directors or the Compensation Committee. Based on their review, the Board of Directors or the Compensation Committee have discretion to increase (but not reduce) the base salary each year. The agreement also provides for annual bonuses for Mr. Lenihan based on the applicable incentive compensation program of the Company. The target incentive bonus for each fiscal year during the period of employment shall equal 50% of the base salary. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. Lenihan will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with carrying out the Executive's duties for the Company. Change in control and severance arrangements in Mr. Lenihan's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

        Kevin M. Connor.    On November 6, 2002, we entered into an employment agreement with Kevin M. Connor who serves as the Senior Vice President, General Counsel and Secretary of the Company. The term of the agreement is for two years, with automatic one-year extensions each year. The agreement provides that Mr. Connor will receive an initial annualized base salary of $225,000. The agreement also provides for annual bonuses for Mr. Connor based on the applicable incentive compensation program of the Company. In making its determination with respect to salary and bonus levels, the Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. Connor will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with business travel and entertainment. Change in control and severance arrangements in Mr. Connor's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

        Samuel D. Gourley.    On July 1, 2001, we entered into an employment agreement with Samuel D. Gourley who serves as the President of AMC Film Programming. The term of the agreement is for one year, with automatic one-year extensions each year. The agreement provides that Mr. Gourley will receive an initial annualized base salary of $197,608 plus an additional $17,500 on an annual basis as a market allowance subject to review by the President, AMC Film Marketing and EVP North America Film Operations, with the approval of our President and Chief Operating Officer. The agreement also provides for annual bonuses for Mr. Gourley based on the applicable incentive compensation program of the Company. In making its determination with respect to salary and bonus levels, the Compensation Committee considers the factors discussed in the "Current Executive Compensation Program Elements" of the Compensation Discussion and Analysis above. In addition, the agreement provides that Mr. Gourley will be eligible for benefits offered by the Company to other executive officers and will be entitled to reimbursements for expenses reasonably incurred in connection with business travel and entertainment. Change in control and severance arrangements in Mr. Gourley's employment agreement are discussed in detail below in the narrative section "Potential Payments Upon Termination or Change in Control."

Grants of Plan-based Awards—Fiscal 2010

        The following table summarizes equity awards granted to named executive officers during fiscal 2010:

								All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)
		Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards					Exercise Or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold ($)	Target ($)	Maximum ($)
Robert J. Lenihan	05/28/2009	$—	$—	$—	$—	$—	$—	—			$—
Samuel D. Gourley	05/28/2009	$—	$—	$—	$—	$—	$—	—			$—

        On May 28, 2009, Mr. Lenihan and Mr. Gourley received a grant of stock options to purchase        and         shares, respectively of Class N Common Stock at a price equal to $        per share. The options will vest in five equal annual installments, subject to their continued employment. The options shall expire after ten years from the date of the grant. The Company accounts for stock options using the fair value method of accounting and has elected to use the simplified method for estimating the expected term for "plain vanilla" share option grants as it does not have enough historical experience to provide a reasonable estimate. See note 8 to the Company's consolidated financial statements contained elsewhere in this prospectus for more information.

Outstanding Equity Awards at end of Fiscal 2010

        The following table presents information regarding the outstanding equity awards held by each of our Named Executive Officers as of April 1, 2010, including the vesting dates for the portions of these awards that had not vested as of that date:

	Option Awards					Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)
Gerardo I. Lopez(1)					03/06/2019
Craig R. Ramsey(2)(3)					12/23/2014
John D. McDonald(2)(3)					12/23/2014
Robert J. Lenihan(4)					05/28/2019
Kevin M. Connor(2)(3)					12/23/2014
Samuel D. Gourley(4)					05/28/2019

(1)
The options vest at a rate of 20% per year commencing on March 6, 2010.

(2)
The options vest at a rate of 20% per year commencing on December 23, 2005.

(3)
The option exercise price per share of $            was adjusted to $            per share pursuant to the anti-dilution provisions of the 2004 Stock Option Plan to give effect to the payment of a one-time nonrecurring dividend on June 15, 2007 of $652.8 million to the holders of our then outstanding                     shares of common stock.

(4)
The options vest at a rate of 20% per year commencing on May 28, 2010.

Option Exercises and Stock Vested—Fiscal 2010

        None of our Named Executive Officers exercised options or held any outstanding stock awards during fiscal 2010.

 Pension Benefits

        The following table presents information regarding the present value of accumulated benefits that may become payable to the Named Executive Officers under our qualified and nonqualified defined-benefit pension plans.

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit(1) ($)	Payments During Last Fiscal Year ($)
Gerardo I. Lopez	—	—	$—	$—
Craig R. Ramsey	Defined Benefit Retirement Income Plan	12.00	179,849	—
	Supplemental Executive Retirement Plan	12.00	93,250	—
John D. McDonald	Defined Benefit Retirement Income Plan	31.05	317,871	—
	Supplemental Executive Retirement Plan	31.05	164,814	—
Robert J. Lenihan	—	—	—	—
Kevin M. Connor	Defined Benefit Retirement Income Plan	4.00	27,596	—
	Supplemental Executive Retirement Plan	4.00	11,396	—
Samuel D. Gourley	Defined Benefit Retirement Income Plan	31.80	476,600	—
	Supplemental Executive Retirement Plan	31.80	234,524	—

(1)
The accumulated benefit is based on service and earnings considered by the plans for the period through April 1, 2010. It includes the value of contributions made by the Named Executive Officers throughout their careers. The present value has been calculated assuming the Named Executive Officers will remain in service until age 65, the age at which retirement may occur without any reduction in benefits, and that the benefit is payable under the available forms of annuity consistent with the plans. The interest assumption is 6.16%. The post-retirement mortality assumption is based on the 2010 IRS Prescribed Mortality-Static Annuitant, male and female mortality table. See note 11 to the Company's consolidated financial statements contained elsewhere in this prospectus for more information.

Pension and Other Retirement Plans

        We provide retirement benefits to the Named Executive Officers under the terms of qualified and non-qualified defined-benefit plans. The AMC Defined Benefit Retirement Income Plan is a tax-qualified retirement plan in which the Named Executive Officers participate on substantially the same terms as our other participating employees. However, due to maximum limitations imposed by ERISA and the Internal Revenue Code on the annual amount of a pension which may be paid under a qualified defined-benefit plan, the benefits that would otherwise be payable to the Named Executive Officers under the Defined Benefit Retirement Income Plan are limited. Because we did not believe that it was appropriate for the Named Executive Officers' retirement benefits to be reduced because of limits under ERISA and the Internal Revenue Code, we have non-qualified supplemental defined-benefit plans that permit the Named Executive Officers to receive the same benefit that would be paid under our qualified defined-benefit plan up to the old IRS limit, as indexed, as if the Omnibus Budget Reconciliation Act of 1993 had not been in effect. On November 7, 2006, our Board of Directors approved a proposal to freeze the AMC Defined Benefit Retirement Income Plan, and our supplemental plans, the AMC Supplemental Executive Retirement Plan and the AMC Retirement Enhancement Plan, effective as of December 31, 2006. As amended, benefits do not accrue after December 31, 2006, but vesting continues for associates with less than five years of vesting service. The material terms of the AMC Defined Benefit Retirement Income Plan, the AMC Supplemental Executive Retirement Plan and the AMC Retirement Enhancement Plan are described below.

        AMC Defined Benefit Retirement Income Plan.    The AMC Defined Benefit Retirement Income Plan is a non-contributory defined-benefit pension plan subject to the provisions of ERISA. As mentioned above, the plan was frozen effective December 31, 2006.

        The plan provides benefits to certain of our employees based upon years of credited service and the highest consecutive five-year average annual remuneration for each participant. For purposes of calculating benefits, average annual compensation is limited by Section 401(a)(17) of the Internal Revenue Code, and is based upon wages, salaries and other amounts paid to the employee for personal services, excluding certain special compensation. Under the defined benefit plan, a participant earns a vested right to an accrued benefit upon completion of five years of vesting service.

        AMC Supplemental Executive Retirement Plan.    AMC also sponsors a Supplemental Executive Retirement Plan to provide the same level of retirement benefits that would have been provided under the retirement plan had the federal tax law not been changed in the Omnibus Budget Reconciliation Act of 1993 to reduce the amount of compensation which can be taken into account in a qualified retirement plan. The plan was frozen, effective December 31, 2006, and no new participants can enter the plan and no additional benefits can accrue thereafter.

        Subject to the forgoing, any individual who is eligible to receive a benefit from the AMC Defined Benefit Retirement Income Plan after qualifying for early, normal or late retirement benefits thereunder, the amount of which is reduced by application of the maximum limitations imposed by the Internal Revenue Code, is eligible to participate in the Supplemental Executive Retirement Plan.

        The benefit payable to a participant equals the monthly amount the participant would receive under the AMC Defined Benefit Retirement Income Plan without giving effect to the maximum recognizable compensation for qualified retirement plan purposes imposed by the Internal Revenue Code, as amended by Omnibus Budget Reconciliation Act of 1993, less the monthly amount of the retirement benefit actually payable to the participant under the AMC Defined Benefit Retirement Income Plan, each as calculated as of December 31, 2006. The benefit is an amount equal to the actuarial equivalent of his/her benefit, computed by the formula above, payable in either a lump sum (in certain limited circumstances, specified in the plan) or equal semi-annual installments over a period of two to ten years, with such form, and, if applicable, period, having been irrevocably elected by the participant.

        If a participant's employment terminates for any reason (or no reason) before the earliest date he/she qualifies for early, normal or late retirement benefits under the AMC Defined Benefit Retirement Income Plan, no benefit is payable under the Supplemental Executive Retirement Plan.

 Nonqualified Deferred Compensation

        The following table presents information regarding the contributions to and earnings on the Named Executive Officers' deferred compensation balances during fiscal 2010, and also shows the total deferred amounts for the Named Executive Officers at the end of fiscal 2010:

Name	Executive Contributions in Last FY ($)	Registrant Contributions in Last FY ($)(1)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at Last FYE ($)
Gerardo I. Lopez	$—	$400,000	$—	$—	$400,000
Craig R. Ramsey	11,550	—	24,530	—	137,887
John D. McDonald	10,661	—	2,414	—	14,636
Robert J. Lenihan	—	—	—	—	—
Kevin M. Connor	—	—	—	—	—
Samuel D. Gourley	—	—	—	—	—

(1)
The activity for Mr. Lopez reflects the vested portion of his Special Incentive Bonus.

Non-Qualified Deferred Compensation Plan

        We permit the Named Executive Officers and other key employees to elect to receive a portion of their compensation reported in the Summary Compensation Table on a deferred basis. Deferrals of compensation during fiscal 2010 and in recent years have been made under the AMC Non-Qualified Deferred Compensation Plan. Participants of the plan are able to defer annual salary and bonus (excluding commissions, expense reimbursement or allowances, cash and non-cash fringe benefits and any stock-based incentive compensation). Amounts deferred under the plans are credited with an investment return determined as if the participant's account were invested in one or more investment funds made available by the Committee and selected by the participant. We may, but need not, credit the deferred compensation account of any participant with a discretionary or profit sharing credit as determined by us. The deferred compensation account will be distributed either in a lump sum payment or in equal annual installments over a term not to exceed 10 years as elected by the participant and may be distributed pursuant to in-service withdrawals pursuant to certain circumstances. Any such payment shall commence upon the date of a "Qualifying Distribution Event" (as such term is defined in the Non-Qualified Deferred Compensation Plan). The Qualifying Distribution Events are designed to be compliant with Section 409A of the Internal Revenue Code.

        Pursuant to his employment agreement, Mr. Gerardo Lopez is entitled to a one-time special incentive bonus of $2,000,000 that vests at the rate of $400,000 per year over five years, effective March 2009, provided that he remains employed on each vesting date. The first three installments of the special incentive bonus are payable on the third anniversary and the fourth and fifth installments are payable upon vesting. The special incentive bonus of $2,000,000 shall immediately vest in full upon Mr. Lopez's involuntary termination within twelve months after a change of control, as defined in the employment agreement. As of April 1, 2010, Mr. Lopez has vested in one-fifth, or $400,000, of this special incentive bonus to be paid on his third anniversary.

Potential Payments Upon Termination or Change in Control

        The following section describes the benefits that may become payable to certain Named Executive Officers in connection with a termination of their employment and/or a change in control, changes in responsibilities, salary or benefits. In addition to the benefits described below, outstanding equity-based awards held by our Named Executive Officers may also be subject to accelerated vesting in connection with a change in control of Holdings under the terms of our 2004 Stock Option Plan. Furthermore, upon a termination following a "Change of Control" (as such term is defined in the AMC Retirement

Enhancement Plan), the Named Executive Officer is entitled to his accrued benefits payable thereunder in a form of payment that he has previously chosen. The Retirement Enhancement Plan and the present value of benefits accumulated under the plan are described above in the table "Pension Benefits" and the accompanying narrative "Pension and Other Retirement Plans."

        Assumptions.    As prescribed by the SEC's disclosure rules, in calculating the amount of any potential payments to the Named Executive Officers under the arrangements described below, we have assumed that the applicable triggering event (i.e., termination of employment and/or change in control) occurred on the last business day of fiscal 2010 and that the price per share of our common stock is equal to the fair market value of a share of our common stock as of that date.

Gerardo I. Lopez

        Mr. Lopez's employment agreement, described above under "—Description of Employment Agreements—Salary and Bonus Amounts," provides for certain benefits to be paid to Mr. Lopez in connection with a termination of his employment under the circumstances described below.

        Severance Benefits.    In the event Mr. Lopez's employment is terminated as a result of an involuntary termination during the employment term without cause pursuant to a termination for death, "Disability", or by Mr. Lopez pursuant to a termination for "Good Reason" or after a "Change of Control" (as those terms are defined in the employment agreement), Mr. Lopez will be entitled to severance pay equal to two times the sum of his base salary plus the average of each Incentive Bonus paid to the Executive during the 24 months preceding the severance date (or previous year, if he has not been employed for two bonus cycles as of the severance date). If his employment is terminated before determination of the first Incentive Bonus for which he is eligible under the agreement, then the amount shall be based upon the average actual percentage of target bonus paid to executive officers who participated in the Company's annual bonus plan in the preceding year. In addition, upon such a qualifying termination, the stock options granted pursuant to the employment agreement shall vest in full. The special incentive bonus equal to $2,000,000, which vests in equal annual installments over five years, shall immediately vest and be paid in full upon the involuntary termination of employment within twelve months after a change of control.

        If Mr. Lopez had terminated employment with us on April 1, 2010 pursuant to his employment agreement under the circumstances described in the preceding paragraph, we estimate that he would have been entitled to a cash payment equal to $1,400,000. This amount is derived by multiplying two by the sum of $700,000, which represents Mr. Lopez's annualized base salary rate in effect on April 1, 2010. Additionally, Mr. Lopez would have been entitled to accelerated vesting of unvested stock options with a grant date fair value of $2,068,847 (based on a Black Sholes formula as of March 6, 2009). The special incentive bonus of $2,000,000 shall immediately vest and be paid in full upon Mr. Lopez's involuntary termination within twelve months after a change of control.

Other Named Executive Officers

        The employment agreements for each of the other Named Executive Officers, described above under "—Description of Employment Agreements—Salary and Bonus Amounts," provide for certain benefits to be paid to the executive in connection with a termination of his employment under the circumstances described below and/or a change in control.

        Severance Benefits.    In the event the executive's employment is terminated during the employment term as a result of the executive's death or "Disability" or by us pursuant to a "Termination Without Cause" or by the executive following certain changes in his responsibilities, annual base salary or benefits, the executive (or his personal representative) will be entitled to a lump cash severance payment equal to one or two years of his base salary then in effect.

        Upon a termination of employment with us on April 1, 2010 under the circumstances described in the preceding paragraph, we estimate that each Named Executive Officer (other than Mr. Lopez) would have been entitled to a lump sum cash payment as follows: Mr. Craig Ramsey—$770,000; Mr. John McDonald—$770,000; Mr. Robert Lenihan—$820,000; Mr. Kevin Connor—$650,000; and Mr. Samuel Gourley—$287,500. These amounts are derived by multiplying two by the respective executive's annualized base salary rate in effect on April 1, 2010, except for Mr. Gourley who would receive a lump sum amount equal to one year base salary plus the amount of any annual market allowance. Mr. Lenihan is not entitled to severance benefits for an employment termination resulting from death or "Disability".

        Restrictive Covenants.    Pursuant to each Named Executive Officer's employment agreement, the executive has agreed not to disclose any confidential information of ours at any time during or after his employment with American Multi-Cinema, Inc./AMCE.

Director Compensation—Fiscal 2010

        The following section presents information regarding the compensation paid during fiscal 2010 to members of our Board of Directors who are not also our employees (referred to herein as "Non-Employee Directors"). The compensation paid to Mr. Gerardo I. Lopez, who is also an employee, is presented above in the Summary Compensation Table and the related explanatory tables. Mr. Lopez did not receive additional compensation for his service as a director.

Non-Employee Directors

        We paid our directors an annual cash retainer of $50,000, plus $1,500 for each meeting of the board of directors they attended in person or by phone, plus $1,000 for each committee meeting they attended. We also reimbursed all directors for any out-of-pocket expenses incurred by them in connection with their services provided in such capacity.

        The following table presents information regarding the compensation of our non-employee Directors in fiscal 2010:

Name	Fees earned or paid in cash ($)	Stock Awards ($)	Option Awards ($)	Non-equity Incentive Plan Compensation ($)	Changes in Pension Value and Nonqualified Deferred Compensation ($)	All other Compensation ($)	Total ($)
Aaron J. Stone	$59,000	$—	$—	$—	$—	$—	$59,000
Dr. Dana B. Ardi	$56,000	—	—	—	—	—	$56,000
Stephen P. Murray	$58,000	—	—	—	—	—	$58,000
Stan Parker	$60,000	—	—	—	—	—	$60,000
Philip H. Loughlin	$59,000	—	—	—	—	—	$59,000
Eliot P. S. Merrill	$57,000	—	—	—	—	—	$57,000
Kevin Maroni	$59,000	—	—	—	—	—	$59,000
Travis Reid	$60,000	—	—	—	—	—	$60,000

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee members whose names appear on the Compensation Committee Report were committee members during all of fiscal 2010. No member of the Compensation Committee is or has been a former or current executive officer of the Company or has had any relationships requiring disclosure by the Company under the SEC's rules requiring disclosure of certain relationships and related-party transactions. None of the Company's executive officers served as a director or a member of a compensation committee (or other committee serving an equivalent function) of any other entity that has one or more executive officers serving on our Board of Directors or on the Compensation Committee during the fiscal year ended April 1, 2010.

Risk Oversight

        The Board of Directors executes its oversight responsibility for risk management directly and through its Committees, as follows:

        The Audit Committee has primary responsibility for overseeing the Company's Enterprise Risk Management, or "ERM", program. The Company's Director of Reporting and Control, who reports to the Audit Committee quarterly, facilitates the ERM program with consideration given to our Annual Operating Plan and with direct input obtained from the Senior Leadership Team, or "SLT"—the heads of our principal business and corporate functions—and their direct reports, under the executive sponsorship of our Executive Vice President and Chief Financial Officer and our Vice President and Chief Accounting Officer. The Audit Committee's meeting agendas include discussions of individual risk areas throughout the year, as well as an annual summary of the ERM process.

        The Board of Directors' other committees oversee risks associated with their respective areas of responsibility. For example, the Compensation Committee considers the risks associated with our compensation policies and practices, with respect to both executive compensation and compensation generally. The Board of Directors is kept abreast of its committees' risk oversight and other activities via reports of the Committee Chairmen to the full Board. These reports are presented at every regular Board of Directors meeting and include discussions of committee agenda topics, including matters involving risk oversight.

        The Board of Directors considers specific risk topics, including risks associated with our Annual Operating Plan and our capital structure. In addition, the Board of Directors receives detailed regular reports from the members of our SLT that include discussions of the risks and exposures involved in their respective areas of responsibility. Further, the Board of Directors is routinely informed of developments that could affect our risk profile or other aspects of our business.

Policies and Practices as They Relate to Risk Management

        The Compensation Committee believes the elements of the Company's executive compensation program effectively link performance-based compensation to financial goals and stockholder interests without encouraging executives to take unnecessary or excessive risks in the pursuit of those objectives. The Compensation Committee believes that the overall mix of compensation elements is appropriately balanced and does not encourage the taking of short-term risks at the expense of long-term results. Long-term incentives for our executives are awarded in the form of equity instruments reflecting, or valued by reference to, our common stock. Long-term incentive awards are generally made on an annual basis and are subject to a multi-year vesting schedule which helps ensure that award recipients always have significant value tied to long-term stock price performance. The Compensation Committee believes that the combination of granting the majority of long-term incentives in the form of option awards, together with the Company stock actually owned by our executives, appropriately links the long-term interests of executives and stockholders, and balances the short-term nature of annual incentive cash bonuses and any incentives for undue risk-taking in our other compensation arrangements.

Equity Incentive Plans

        As of the date of this prospectus, our employees and directors hold outstanding stock options for the purchase of up to           shares of our common stock. Those options were granted under the AMC Entertainment Holdings, Inc. Amended and Restated 2004 Stock Option Plan (the "2004 Plan") and

our 2010 Equity Incentive Plan. As of                   , 2010,      of those options had vested and the balance were not vested. The exercise prices of those options ranged from $      per share to $      per share and each of those options had a maximum term of ten years from the applicable date of grant.

        The following sections provide more detailed information concerning our incentive plans and the shares that are available for future awards under these plans. Each summary below is qualified in its entirety by the full text of the relevant plan document and/or option agreement, which has been filed with the Securities and Exchange Commission and is an exhibit to the Form S-1 Registration Statement of which this prospectus is a part and is available through the Securities and Exchange Commission's internet site at http://www.sec.gov.

2004 Plan

        We adopted the 2004 Plan as amended and restated as of July 11, 2007. Under the 2004 Plan, we are generally authorized to grant options to purchase shares of our common stock to certain of our employees, non-employee directors and consultants and certain employees of our subsidiaries. Options under the 2004 Plan are either incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, or nonqualified stock options. All options granted under the plan expire no later than ten years from their date of grant. No new awards will be granted under the 2004 Plan after the consummation of this offering.

        Our Compensation Committee administers the 2004 Plan. As is customary in incentive plans of this nature, the number of shares subject to outstanding awards under the 2004 Plan and the exercise prices of those awards, are subject to adjustment in the event of changes in our capital structure, reorganizations and other extraordinary events. In the event of a corporate event (as defined in the plan), the plan administrator has discretion to provide for the accelerated vesting of awards, among other things.

        Our board of directors or our Compensation Committee may amend or terminate the 2004 Plan at any time. The 2004 Plan requires that certain amendments, to the extent required by applicable law or any applicable listing agency or deemed necessary or advisable by the board of directors, be submitted to stockholders for their approval.

2010 Equity Incentive Plan

        On July 8, 2010, our board of directors and our stockholders approved the adoption of the AMC Entertainment Holdings, Inc. 2010 Equity Incentive Plan (the "2010 Plan").

Purpose

        The purpose of the 2010 Plan is to attract, retain and motivate the officers, employees, non-employee directors, and consultants of us, and any of our subsidiaries and affiliates and to promote the success of our business by providing the participants with appropriate incentives.

Administration

        The 2010 Plan will be administered by the Compensation Committee.

Available Shares

        The aggregate number of shares of our common stock for delivery pursuant to awards granted under the 2010 Plan is            shares (subject to adjustment), which may be either authorized and unissued shares of our common stock or shares of common stock held in or acquired for our treasury.

        Subject to adjustment as provided for in the 2010 Plan, (i) the number of shares available for granting incentive stock options under the 2010 Plan will not exceed            shares and (ii) the maximum number of shares that may be granted to a participant each year is          . To the extent shares subject to an award are not issued or delivered by reason of (i) the expiration, cancellation, forfeiture or other termination of an award, (ii) the withholding of such shares in satisfaction of applicable taxes or (iii) the settlement of all or a portion of an award in cash, then such shares will again be available for issuance under the 2010 Plan.

Eligibility

        Directors, officers and other employees of us and of any of our subsidiaries and affiliates, as well as others performing consulting services for us or any of our subsidiaries or affiliates will be eligible for grants under the 2010 Plan.

Awards

        The 2010 Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights ("SARs"), restricted stock awards, other stock-based awards or performance-based compensation awards.

        Award agreements under the 2010 Plan generally have the following features, subject to change by the Compensation Committee:

  •
  Non-Qualified Stock Option Award Agreement:  25% of the options will vest on each of the first four anniversaries of the date of grant; provided, however, that the options will become fully vested and exercisable if within one year following a Change of Control, the participant's service is terminated by us or any of our affiliates without Cause.

  •
  Restricted Stock Award Agreement (Time Vesting):  The restricted shares will become vested on the fourth anniversary of the date of grant; provided, however, that the restricted shares will become fully vested if, within one year following a Change of Control, the participant's service is terminated by us or any of our affiliates without Cause.

  •
  Restricted Stock Award Agreement (Performance Vesting):  25% of the restricted shares will become vested in each year over a four-year period upon us meeting certain pre-established annual performance targets; provided, however, that the restricted shares will become fully vested if within one year following a Change of Control, the participant's service is terminated by us or any of our affiliates without Cause.

        "Change of Control" unless otherwise specified in the award agreement, means an event or series of events that results in any of the following: (a) a change in our ownership occurs on the date that any one person or more than one person acting as a group (as determined under Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), other than our subsidiaries, acquires ownership of our stock that, together with stock held by such person or group, constitutes more than fifty percent (50%) of our total voting power. However, if any one person (or more than one person acting as a group) is considered to own more than fifty percent (50%) of the total fair market value or total voting power of our stock prior to the acquisition, any acquisition of additional stock by the same person or persons is not considered to cause a change in our ownership; (b) a change in our effective control occurs if, during any twelve-month period, the individuals, who at the beginning of such period constitute our board of directors (the "Incumbent Board"), cease for any reason to constitute at least a majority of the board of directors, provided, however, that if the election, or nomination for election by our stockholders, of any new director was approved by a vote of at least a majority of the Incumbent Board, such new director shall be considered a member of the Incumbent Board, and provided, further, that any reductions in the size of the Board that are instituted voluntarily by the Incumbent Board shall not constitute a "Change of Control", and after any such reduction the "Incumbent Board" shall mean the board of directors as so reduced; or (c) a change in the ownership of a substantial portion of our assets occurs on the date that any one person, or more than one person acting as a group (as determined under Treasury Regulation Section 1.409A-3(i)(5)(v)(B)), other than any of our subsidiaries, acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) our assets that have a total gross fair market value of more than fifty percent (50%) of the total gross fair market value of all our assets immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of our assets, or the value of the assets being disposed of, determined in good faith by the board of directors without regard to any liabilities associated with such assets; provided, that, in no event shall a Change of Control be deemed to occur under clause (a), (b) or (c) hereof, for purposes of the 2010 Plan and any award agreement, as a result of (i) an initial public offering of our stock or (ii) a change in the majority of the Incumbent Board in connection with an initial public offering of our stock or a secondary public offering of our stock.

        "Cause" means, (i) a material breach by the participant of any of the participant's obligations under any written agreement with us or any of our affiliates, (ii) a material violation by the participant of any of our policies, procedures, rules and regulations applicable to employees generally or to similarly situated employees, in each case, as they may be amended from time to time in our sole discretion; (iii) the failure by the participant to reasonably and substantially perform his or her duties to us or our affiliates (other than as a result of physical or mental illness or injury) or the failure by the participant to comply with reasonable directives of our board of directors; (iv) the participant's willful misconduct (including abuse of controlled substances) or gross negligence that is injurious to us, our affiliates or any of our respective customers, clients or employees; (v) the participant's fraud, embezzlement, misappropriation of funds or beach of fiduciary duty against us or any of our affiliates (or any predecessor thereto or successor thereof); or (vi) the commission by the participant of a felony or other serious crime involving moral turpitude. Notwithstanding the foregoing, if the participant is a party to an employment agreement with us or any of our affiliates at the time of his or her termination of employment and such employment agreement contains a different definition of "cause" (or any derivation thereof), the definition in such employment agreement will control for purposes of the award agreement.

        In consideration for the grants of the awards, the award agreements subject the participants to certain restrictive covenants and confidentiality obligations.

Adjustment

        In the event of any corporate event or transaction involving us, any of our subsidiaries and/or affiliates such as a merger, reorganization, capitalization, stock split, spin-off, or any similar corporate event or transaction, the Compensation Committee will, to prevent dilution or enlargement of participants' rights under the 2010 Plan, substitute or adjust in its sole discretion the awards.

Amendment and Termination

        Subject to the terms of the 2010 Plan, the Compensation Committee, in its sole discretion, may amend, alter, suspend, discontinue or terminate the 2010 Plan, or any part thereof or any award (or award agreement), at any time. In the event any award is subject to Section 409A of the Internal Revenue Code of 1986, as amended ("Section 409A"), the Compensation Committee may amend the 2010 Plan and/or any award agreement without the applicable participant's prior consent to exempt the 2010 Plan and/or any award from the application of Section 409A, preserve the intended tax treatment of any such award or comply with the requirements of Section 409A.

PRINCIPAL STOCKHOLDERS

        The following table sets forth certain information regarding beneficial ownership of our capital stock as of September 5, 2010 after giving effect to the Reclassification, with respect to:

  •
  each person or group of affiliated persons known by us to own beneficially more than 5% of the outstanding shares of any class of its capital stock, together with their addresses;

  •
  each of our directors;

  •
  each of our Named Executive Officers; and

  •
  all directors and nominees and executive officers as a group.

Percentage of Shares Beneficially Owned
Name and Address	Number of Shares Beneficially Owned	Before Offering	After Offering
5% Beneficial Owners:
J.P. Morgan Partners (BHCA), L.P. and Related Funds(1)(2)		38.98%
Apollo Investment Fund V, L.P. and Related Funds(3)(4)		38.98%
Bain Capital Investors, LLC and Related Funds(5)(6)		15.13%
The Carlyle Group Partners III Loews, L.P. and Related Funds(7)(8)		15.13%
Spectrum Equity Investors IV. L.P. and Related Funds(9)(10)		9.79%
Directors and Named Executive Officers:		*
Gerardo I. Lopez(11)(12)		*
Craig R. Ramsey(11)(13)		*
John D. McDonald(11)(14)		*
Robert J. Lenihan(11)(15)		*
Kevin M. Connor(11)(16)		*
Samuel D. Gourley(11)(17)		*
Dr. Dana B. Ardi(1)		*
Stephen P. Murray(1)		*
Stan Parker(18)		*
Aaron J. Stone(18)		*
Philip H. Loughlin(5)(6)		*
Eliot P. S. Merrill(7)		*
Kevin Maroni(9)(19)		*
Travis Reid(18)		*
All directors and executive officers as a group (17 persons)		*

*
less than 1%

(1)
Represents             shares of common stock owned by J.P. Morgan Partners Global Investors, L.P.,             shares of common stock owned by J.P. Morgan Partners Global Investors Cayman, L.P.,             shares of common stock owned by J.P. Morgan Partners Global Investors Cayman II, L.P.,             shares of common stock owned by AMCE (Ginger), L.P.,             shares of common stock owned by AMCE (Luke), L.P.,             shares of common stock owned by J.P. Morgan Partners Global Investors (Selldown), L.P.,             shares of common stock owned by AMCE (Scarlett), L.P.,              shares of common stock owned by J.P. Morgan Partners Global Investors (Selldown) II, L.P.,             shares of common stock owned by J.P. Morgan Partners Global Fund/AMC/Selldown II, L.P.,             shares of common stock owned by J.P. Morgan Partners Global Investors (Selldown) II-C, L.P., (collectively, the "Global Investor Funds") and              shares of common

  stock owned by J.P. Morgan Partners (BHCA), L.P. ("JPMP BHCA"). The general partner of the Global Investor Funds is JPMP Global Investors, L.P. ("JPMP Global"). The general partner of JPMP BHCA is JPMP Master Fund Manager, L.P. ("JPMP MFM"). The general partner of JPMP Global and JPMP MFM is JPMP Capital Corp. ("JPMP Capital"), a wholly owned subsidiary of JPMorgan Chase & Co., a publicly traded company ("JPM Chase"). Each of JPMP Global, JPMP MFM and JPMP Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by the Global Investor Funds and JPMP BHCA. Each of JPMP Global, JPMP MFM and JPMP Capital disclaims beneficial ownership of such shares. Voting and investment control over the shares held by the Global Investor Funds and JPMP BHCA is exercised by an investment committee of JPMP Capital. Members of this committee are Ina Drew, John Wilmot and Ana Capella Gomez-Acebo, each of whom disclaims beneficial ownership of such shares.

  Stephen P. Murray is President and Chief Executive Officer of CCMP Capital Advisors, LLC, a private equity firm comprised of the former buyout/growth equity professionals of J.P. Morgan Partners who separated from JPM Chase to form an independent private equity platform. Dr. Dana B. Ardi is the Managing Director and Founder of Corporate Anthropology Advisors, LLC, a consulting company that provides human capital advisory and innovative solutions that build value through organizational design and people development. Mr. Murray and Dr. Ardi are serving on the Board of Directors of the Company as designees of J.P. Morgan Partners. Each of Mr. Murray and Dr. Ardi disclaims any beneficial ownership of any shares beneficially owned by the J.P. Morgan Partners entities. The address of Dr. Ardi is 211 Central Park West, New York, New York 10024. The address of Mr. Murray is c/o CCMP Capital Advisors, LLC, 245 Park Avenue, New York, New York 10167. The address of each of the JPMorgan Partners entities is c/o J.P. Morgan Partners, LLC, 270 Park Avenue, New York, New York 10017, except that the address of each Cayman entity is c/o Walkers SPV Limited, PO Box 908 GT, Walker House, George Town, Grand Cayman, Cayman Islands. Each of the Global Investor Funds, JPMP BHCA, JPMP Global, JPMP MFM and JPMP Capital are part of the J.P. Morgan Partners private equity business unit of JPM Chase. J.P. Morgan Partners is one of our Sponsors.

(2)
Includes             shares of common stock of certain co-investors, which, pursuant to a voting agreement, must be voted by such co-investors to elect JPMP designees for Parent's board of directors.

(3)
Represents shares owned by the following group of investment funds: (i)              shares of common stock owned by Apollo Investment Fund V, L.P.; (ii)              shares of common stock owned by Apollo Overseas Partners V, L.P.; (iii)               shares of common stock owned by Apollo Netherlands Partners V(A), L.P.; (iv)              shares of common stock owned by Apollo Netherlands Partners V(B), L.P.; and (v)              shares of common stock owned by Apollo German Partners V GmbH & Co. KG (collectively, the "Apollo Funds"). Apollo Advisors V, L.P. ("Advisors V") is the general partner or the managing general partner of each of the Apollo Funds. Apollo Capital Management V, Inc. ("ACM V") is the general partner of Advisors V. Apollo Management V, L.P. ("Management V") serves as the day-to-day manager of each of the Apollo Funds. AIF V Management, LLC ("AIF V LLC") is the general partner of Management V and Apollo Management, L.P. ("Apollo Management") is the sole member and manager of AIF V LLC. Each of Advisors V, ACM V, Management V, AIF V LLC and Apollo Management disclaim beneficial ownership of all shares of common stock owned by the Apollo Funds. The address of the Apollo Funds, Advisors V, Management V, AIF V LLC and Apollo Management is c/o Apollo Management, L.P., Two Manhattanville Road, Suite 203, Purchase, New York 10017.

Leon Black, Joshua Harris and Marc Rowan effectively have the power to exercise voting and investment control over ACM V, with respect to the shares held by the Apollo Funds. Each of Messrs. Black, Harris and Rowan disclaim beneficial ownership of such shares.

(4)
Includes             shares of common stock of certain co-investors, which, pursuant to a voting agreement, must be voted by such co-investors to elect Apollo designees to Parent's board of directors.

(5)
Represents shares owned by the following group of investment funds associated with Bain: (i)              shares of common stock owned by Bain Capital (Loews) I Partnership, whose administrative member is Bain Capital (Loews) L, L.L.C., whose general partners are Bain Capital (Loews) A Partnership, Bain Capital (Loews) L Partnership and Bain Capital (Loews) P Partnership, each of whose general partners are (x) Bain Capital Holdings (Loews) I, L.P., whose general partner is Bain Capital Partners VII, L.P., whose general partner is Bain Capital Investors, LLC ("BCI") and (y) Bain Capital AIV (Loews) II, L.P., whose general partner is Bain Capital Partners VIII, L.P., whose general partner is BCI and (ii)              shares of common stock owned by Bain Capital AIV (Loews) II, L.P., whose general partner is Bain Capital Partners VIII, L.P., whose general partner is BCI. The address of Mr. Loughlin and each of the Bain entities is c/o Bain Capital Partners, LLC, 111 Huntington Avenue, Boston, Massachusetts 02199.

BCI, by virtue of the relationships described above, may be deemed to have voting or investment control with respect to the shares held by each of the Bain entities. BCI disclaims beneficial ownership of such shares.

(6)
Voting and investment control over the shares held by Bain Capital (Loews) I Partnership and Bain Capital AIV (Loews) II, L.P. is exercised by the investment committee of BCI. Members of the investment committee are Andrew B. Balson, Steven W. Barnes, Joshua Bekenstein, John P. Connaughton, Todd Cook, Paul B. Edgerley, Christopher Gordon, Blair Hendrix, Jordan Hitch, Matthew S. Levin, Ian K. Loring, Philip Loughlin, Mark E. Nunnelly, Stephen G. Pagliuca, Mark Verdi, Michael Ward and Stephen M. Zide, each of whom disclaims beneficial ownership of the shares.

(7)
Represents shares owned by the following group of investment funds affiliated with Carlyle: (i)              shares of common stock owned by Carlyle Partners III Loews, L.P., whose general partner is TC Group III, L.P., whose general partners is TC Group III, L.L.C., whose sole managing member is TC Group, L.L.C., whose sole managing member is TCG Holdings, L.L.C. and (ii)              shares of common stock owned by CP III Coinvestment, L.P., whose general partner is TC Group III, L.P., whose general partner is TC Group III, L.L.C., whose sole managing member is TC Group, L.L.C., whose sole managing member is TCG Holdings, L.L.C. Mr. Merrill is a Managing Director of the Carlyle Group, and in such capacity, may be deemed to share beneficial ownership of the shares of common stock held by investment funds associated with or designated by the Carlyle Group. Mr. Merrill expressly disclaims beneficial ownership of the shares held by the investment funds associated with or designated by the Carlyle Group. The address of Mr. Merrill and the Carlyle Group is c/o The Carlyle Group, 520 Madison Avenue, 42nd floor, New York, New York 10022.

(8)
Voting and investment control over the shares held by Carlyle Partners III Loews, L.P. and CP III Coinvestment, L.P. is exercised by the three-person managing board of TCG Holdings, L.L.C. Members of this managing board are William E. Conway, Jr., Daniel A. D'Aniello and David M. Rubenstein, each of whom disclaims beneficial ownership of the shares.

(9)
Represents shares owned by the following group of investment funds affiliated with Spectrum: (i)              shares of common stock owned by Spectrum Equity Investors IV, L.P., whose general partner is Spectrum Equity Associates IV, L.P., (ii)              shares of common stock owned by Spectrum Equity Investors Parallel IV, L.P. whose general partner is Spectrum Equity Associates IV, L.P., and (iii)              shares of common stock owned by Spectrum IV Investment Managers' Fund, L.P. Kevin Maroni is a Senior Managing Director of Spectrum and disclaims beneficial ownership of any shares beneficially owned by Spectrum. The address of Mr. Maroni and Spectrum Equity Investors is c/o Spectrum Equity Investors, One International Place, 29th Floor, Boston, Massachusetts 02110.

  SpectrumEquity Associates IV, L.P., by virtue of the relationships described above, may be deemed to have voting or investment control with respect to the shares held by Spectrum Equity Investors IV, L.P. and Spectrum Equity Investors Parallel IV, L.P. Spectrum Equity Associates IV, L.P. disclaims beneficial ownership of such shares.

(10)
Voting and investment control over the shares held by the Spectrum entities is exercised by the investment committees of Spectrum Equity Associates IV, L.P. and Spectrum IV Investment Managers' Fund, L.P. Members of each of these investment committees are Brion B. Applegate, William P. Collatos, Benjamin M. Coughlin, Randy J. Henderson, Michael J. Kennealy, Kevin J. Maroni, Christopher T. Mitchell and Victor E. Parker, each of whom disclaims beneficial ownership of the shares.

(11)
The address of such person is c/o AMC Entertainment Holdings, Inc., 920 Main Street, Kansas City, Missouri 64105.

(12)
Includes             shares underlying options.

(13)
Includes             shares underlying options.

(14)
Includes             shares underlying options.

(15)
Includes             shares underlying options.

(16)
Includes             shares underlying options.

(17)
Includes             shares underlying options.

(18)
Although each of Messrs. Parker and Stone may be deemed a beneficial owner of shares of Holdings beneficially owned by Apollo due to his affiliation with Apollo and its related investment managers and advisors, each such person disclaims beneficial ownership of any such shares. The address of Messrs. Parker and Stone is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

(19)
Includes             shares underlying options.

 DESCRIPTION OF CERTAIN INDEBTEDNESS

        As of July 1, 2010 we had $2.3 billion of outstanding indebtedness. The following is a summary of provisions relating to our indebtedness.

Senior Secured Credit Facility

        We entered into our senior secured credit facility on January 26, 2006 with a syndicate of banks and other financial institutions which provided financing of up to $850.0 million, consisting of a:

  •
  $650.0 million term loan facility with a maturity date of January 26, 2013; and

  •
  $200.0 million revolving credit facility with a maturity date of January 26, 2012.

        The revolving credit facility includes borrowing capacity available for letters of credit and for borrowings on same-day notice, referred to as the swingline loans.

        As of July 1, 2010, we had $620.8 million outstanding under our term loan facility and $187.3 million available under our revolving credit facility.

Interest Rate and Fees

        The borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at our option, either (a) a base rate determined by reference to the higher of (1) the base rate of Citibank, N.A. and (2) the federal funds rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the offered rate for deposits in U.S. dollars appearing on the applicable Telerate screen for the interest period relevant to such borrowing adjusted for certain additional reserves. The current applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings and the current applicable margin for borrowings under the term loan facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings. The applicable margin for such borrowings may be reduced subject to our attaining certain leverage ratios.

        In addition to paying interest on outstanding principal under the senior secured credit facility, we are required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.25%. We also pay customary letter of credit fees.

Prepayments

        The senior secured credit facility requires us to prepay outstanding term loans, subject to certain exceptions, with:

  •
  after its first full fiscal year after the closing, 50% of AMCE's excess cash flow if AMCE's net senior secured leverage ratio is greater than a certain threshold as of the last day of any fiscal year;

  •
  100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, subject to certain exceptions and limitations; and

  •
  100% of the net proceeds of any incurrence of debt other than debt permitted under the senior secured credit facility.

        We may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans.

Amortization

        The term loan facility amortizes each year in an amount equal to 1% per annum in equal quarterly installments for the first six years and nine months, with the remaining amount payable on January 26, 2013.

        Principal amounts outstanding under the revolving credit facility are due and payable in full at maturity, six years from the date of the closing of the senior secured credit facility.

Guarantee and Security

        All obligations under the senior secured credit facility are unconditionally guaranteed by, subject to certain exceptions, each of AMCE's existing and future direct and indirect 100% domestic subsidiaries.

        All obligations under the senior secured credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), are secured by substantially all of our assets as well as those of each subsidiary guarantor, including, but not limited to, the following, and subject to certain exceptions:

  •
  a pledge of 100% of the equity interests of substantially all of AMCE's domestic subsidiaries and 65% of the equity interests of AMCE's "first-tier" foreign subsidiaries; and

  •
  a security interest in substantially all of AMCE's tangible and intangible assets as well as those of each subsidiary guarantor.

Certain Covenants and Events of Default

        The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, AMCE's ability, and the ability of AMCE's subsidiaries, to:

  •
  sell assets;

  •
  incur additional indebtedness;

  •
  prepay other indebtedness (including the notes);

  •
  pay dividends and distributions or repurchase its capital stock;

  •
  create liens on assets;

  •
  make investments;

  •
  make certain acquisitions;

  •
  engage in mergers or consolidations;

  •
  engage in certain transactions with affiliates;

  •
  amend certain charter documents and material agreements governing its subordinated indebtedness;

  •
  change the business conducted by AMCE and its subsidiaries; and

  •
  enter into agreements that restrict dividends from subsidiaries.

        In addition, the senior secured credit facility requires AMCE, commencing with the fiscal quarter ended September 30, 2006, to maintain a maximum net senior secured leverage ratio as long as the commitments under the revolving credit facility remain outstanding. The senior secured credit facility also contains certain customary affirmative covenants and events of default.

Notes due 2014, Notes due 2016 and Notes Due 2019

        On February 24, 2004, AMCE sold $300.0 million aggregate principal amount of its Notes due 2014. The Notes due 2014 bear interest at the rate of 8% per annum, payable in March and September of each year. The Notes due 2014 are redeemable at our option, in whole or in part, at any time on or after March 1, 2009 at 104.000% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 1, 2012, plus interest accrued to the redemption date. The Notes due 2014 are unsecured and are subordinated to all AMCE's existing and future senior indebtedness (as defined in the indenture for the Notes due 2014). As of July 1, 2010, we had $299.3 million carrying value outstanding under our Notes due 2014.

        On January 26, 2006, AMCE sold $325.0 million aggregate principal amount of its Notes due 2016. The Notes due 2016 bear interest at a rate of 11% per annum, payable in February and August of each year. The Notes due 2016 are redeemable at our option, in whole or in part, at any time on after February 1, 2011 at 105.5% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2014. In addition, AMC Entertainment may redeem up to 35% of the aggregate principal amount of the Notes due 2016 using net proceeds from certain equity offerings completed on or prior to February 1, 2009. As of July 1, 2010, we had $325.0 million carrying value outstanding under our Notes due 2016.

        On June 9, 2009, AMCE sold $600.0 million aggregate principal amount of its Senior Notes due 2019. The Senior Notes due 2019 bear interest at the rate of 8.75% per annum, payable in June and December of each year. The Senior Notes due 2019 are redeemable at our option, in whole or in part, at any time on or after June 1, 2014 at 104.375% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after June 1, 2017, plus interest accrued to the redemption date. The Notes due 2019 are unsecured and rank equally with all of AMCE's existing and future senior indebtedness (as defined in the indenture for the Senior Notes due 2019). As of July 1, 2010, we had $586.5 million carrying value outstanding under our Senior Notes due 2019.

        The indentures relating to the outstanding notes allow us to incur all permitted indebtedness (as defined therein) without restriction, which includes all amounts borrowed under the senior secured credit facility. The indentures also allow us to incur additional debt as long as it can satisfy the coverage ratio of each indenture after giving effect thereto on a pro forma basis.

        The indentures also contain covenants limiting dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets, and require us to make an offer to purchase such notes upon the occurrence of a change in control, as defined in the indentures. These covenants are substantially similar to the covenants in all the indentures are subject to a number of important qualifications. The indentures do not impose any limitation on the incurrence of liabilities that are not considered "indebtedness" under the indentures, such as certain sale/leaseback transactions; nor do the note indentures impose any limitation on the amount of liabilities incurred by our subsidiaries, if any, that might be designated as "unrestricted subsidiaries" (as defined in the indentures). Furthermore, we are not restricted from making advances to, or investing in, other entities (including unaffiliated entities) and its subsidiaries are not restricted from entering into agreements restricting its ability to pay dividends or otherwise transfer funds to it.

        The indentures relating to the Notes due 2014 and the Notes due 2016, or collectively, the Subordinated Notes, also contain provisions subordinating AMCE's obligations under those notes to its obligations under its existing senior secured credit facility and other senior indebtedness. These include a provision that applies if there is a payment default under its existing senior secured credit facility or other senior indebtedness and one that applies if there is a non-payment default that permits acceleration of indebtedness under its existing senior secured credit facility. If there is a payment default under the senior secured credit facility or other senior indebtedness, generally no payment may be made on any of the Subordinated Notes until such payment default has been cured or waived or such senior indebtedness had been discharged or paid in full. If there is a non-payment default under the senior secured credit facility, or with respect to designated senior indebtedness (as defined), if any, that would permit the lenders to accelerate the maturity date of the existing senior secured credit facility or any such designated senior indebtedness, no payment may be made on the Subordinated Notes for a period (a "payment blockage period") commencing upon the receipt by the indenture trustees for the Subordinated Notes of notice of such default and ending up to 179 days thereafter. Not more than one payment blockage period may be commenced during any period of 365 consecutive days. Our failure to make payment on any series of Subordinated Notes when due or within any applicable grace period, whether or not occurring under a payment blockage period, will be an event of default with respect to such existing Subordinated Notes.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

        As a public company we will have a policy that will ensure that all transactions with related parties are fair, reasonable and in the parties' best interest. In this regard, generally the board of directors or one of the committees reviews material transactions between the Company and related parties to determine that, in their best business judgment, such transactions meet that standard. The Company believes that each of the transactions described below is on terms at least as favorable to it as could have been obtained from an unaffiliated third party. Set forth below is a description of certain transactions which have occurred since March 29, 2007 or which involve obligations that remain outstanding as of July 1, 2010.

        For a description of certain employment agreements between us and Messrs. Gerardo I. Lopez, John D. McDonald, Craig R. Ramsey, Kevin M. Connor and Mark A. McDonald see "Compensation Discussion and Analysis—Compensation of Named Executive Officers."

Governance Agreements

        In connection with the creation of Parent by the Sponsors and the related borrowing under the Parent's term loan facility, Parent, the Sponsors and the other former stockholders of Holdings, as applicable, entered into various agreements defining the rights of our stockholders with respect to voting, governance and ownership and transfer of our stock, all of which will be replaced with the exception of the Stockholders Agreement, which will be amended upon completion of this offering. In connection with this offering, the Sponsors and certain of our pre-existing stockholders will enter into an Amended and Restated Stockholders Agreement, which, together with our Second Amended and Restated Certificate of Incorporation and the Management Stockholders Registration Rights Agreement, will define the rights of such stockholders post-initial public offering with respect to voting, governance, ownership and transfer of our stock (collectively, the "Governance Agreements").

        The Governance Agreements will provide that our Board of Directors will initially consist of up to 12 directors, two of whom shall be designated by JPMP, two of whom shall be designated by Apollo, one of whom shall be our Chief Executive Officer, one of whom shall be designated by Carlyle, one of whom shall be designated by Bain, one of whom shall be designated by Spectrum, one of whom shall be designated by Bain, Carlyle and Spectrum, voting together, so long as such designee is consented to by each of Bain and Carlyle and three of whom will be independent directors initially designated by the Sponsors. Each of the directors will have one vote on all matters placed before our Board of Directors. Each of JPMP's and Apollo's right to appoint two directors shall be reduced to the right to appoint one director if at any time such Sponsor ceases to own at least 10% of our outstanding common stock or if the Sponsors together with certain of our pre-existing stockholders cease to collectively own more than 50% of our outstanding common stock. The right of Bain, Carlyle and Spectrum to designate a director as a group will terminate if such Sponsors cease to collectively own at least 15% of our outstanding common stock or if the Sponsors together with certain of our pre-existing stockholders cease to collectively own more than 50% of our outstanding common stock. A Sponsor will lose all of its director designation rights if at any time it ceases to own at least 5% of our outstanding common stock.

        The Amended and Restated Stockholders Agreement will provide that, until the date neither of Apollo or JPMP has a right to designate directors to the board (the "Blockout Period"), certain continuing stockholders party thereto (other than the Sponsors) will generally vote their shares of capital stock in favor of any matter in proportion to the shares of capital stock of Apollo and JPMP voted in favor of such matter, except in certain specified instances. The Amended and Restated Stockholders Agreement will also provide that, until the date on which any one of Bain, Carlyle and Spectrum ceases to own at least 25% of the shares of our common stock that they will own immediately following this offering, Bain, Carlyle and Spectrum will generally vote their shares of capital stock in favor of any matter in which any two out of Bain, Carlyle and Spectrum agree, except in certain specified instances.

        The Amended and Restated Stockholders Agreement will set forth a number of transfer provisions for the Sponsors and our other pre-existing stockholders with respect to their interests in us, including the following:

        Drag-along rights.    If, during the five-year period following this offering and for so long as the Sponsors and our other pre-existing stockholders hold in the aggregate at least 50.1% of the outstanding shares of common stock, Sponsors constituting at least three of any of Apollo, JPMP, Bain or Carlyle propose to transfer shares of Parent to an independent third party in a bona fide arm's-length transaction or series of transactions (other than an open market public sale) that results in a sale of at least 50.1% of our shares, such Sponsors may elect to require each of the other stockholders party to the Amended and Restated Stockholders Agreement to transfer to such third party all of its shares at the purchase price and upon the other terms and subject to the conditions of the sale.

        Tag-along rights.    If, during the five-year period following the offering, any Sponsor proposes to transfer shares held by it (other than an open market public sale), then such stockholder shall give notice to each other stockholder party to the Amended and Restated Stockholders Agreement and the Management Stockholders Registration Rights Agreement, who shall each have the right to participate on a pro rata basis in the proposed transfer on the terms and conditions offered by the proposed purchaser.

        Demand rights.    Subject to the consent of at least two of any of JPMP, Apollo, Carlyle and Bain during the first two years following the offering, each Sponsor has the right at any time following the offering to make a written request for registration under the Securities Act of part or all of the registrable equity interests held by such stockholders at our expense, subject to certain limitations. Subject to the same consent requirement, the other pre-existing stockholders of Parent as a group shall have the right at any time following the offering to make one written request to Parent for registration under the Securities Act of part or all of the registrable equity interests held by such stockholders with an aggregate offering price to the public of at least $200 million.

        Piggyback rights.    If we at any time propose to register under the Securities Act any equity interests on a form and in a manner which would permit registration of the registrable equity interests held by our stockholders for sale to the public under the Securities Act, we will give written notice of the proposed registration to each stockholder party to the Amended and Restated Stockholders Agreement and the Management Stockholders Registration Rights Agreement, who shall then have the right to request that any part of its registrable equity interests be included in such registration, subject to certain limitations.

        Holdback agreements.    Each stockholder will agree that it will not offer for public sale any equity interests during the 30 days before and a period not to exceed 90 days (180 days in the case of the offering) after the effective date of any registration statement filed by us in connection with an underwritten public offering (except as part of such underwritten registration or as otherwise permitted by such underwriters), subject to certain limitations.

        The Management Stockholders Registration Rights Agreement provides our pre-existing stockholders who are employees of AMCE with piggyback registration rights and holdback agreements similar to those set forth in the Amended and Restated Stockholders Agreement.

Amended and Restated Fee Agreement

        In connection with the merger with LCE Holdings, we entered into an Amended and Restated Fee Agreement with the Sponsors, which provides for an annual management fee of $5 million, payable quarterly and in advance to each Sponsor, on a pro rata basis, until the 12th anniversary from December 23, 2004, and such time as the Sponsors own less than 20% in the aggregate of our company. In addition, the fee agreement provides for reimbursements by us to the Sponsors for their out-of-pocket expenses. The Amended and Restated Agreement terminated on June 11, 2007, the date of the holdco merger, and was superseded by a substantially identical agreement entered into by us, the Sponsors and our other stockholders.

        Upon the consummation of a change in control transaction or an initial public offering, each of the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. We estimate that our payment to the Sponsors would be $28.2 million had the offering occurred on July 1, 2010. See note 16 to the consolidated financial information included elsewhere in this prospectus.

        The fee agreement also provides that we will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

DCIP

        In February 2007, Mr. Travis Reid was hired as the chief executive officer of DCIP, a joint venture among AMCE, Cinemark USA and Regal formed to implement digital cinema in our theatres and to create a financing model and establish agreements with major motion picture studios for the implementation of digital cinema. Mr. Reid is a member of the Company's Board of Directors.

        On March 10, 2010 DCIP completed its financing transactions for the deployment of digital projection systems to nearly 14,000 movie theatre screens across North America, including screens operated or managed by AMCE, Regal and Cinemark. At closing the Company contributed 342 projection systems that it owned to DCIP which were recorded at estimated fair value as part of an additional investment in DCIP of $21.8 million. The Company also made cash investments in DCIP of $840,000 at closing, and DCIP made a distribution of excess cash to us after the closing date and prior to year-end of $1.3 million. The Company recorded a loss on contribution of the 342 projection systems of $563,000, based on the difference between estimated fair value and its carrying value on the date of contribution. On March 26, 2010 the Company acquired 117 digital projectors from third party lessors for $6.8 million and sold them together with seven digital projectors that it owned to DCIP for $6.6 million. The Company recorded a loss on the sale of these 124 systems to DCIP of $697,000. As of April 1, 2010, the Company operated 568 digital projection systems leased from DCIP pursuant to operating leases and anticipates that it will have deployed 4,000 of these systems in its existing theatres over the next three to four years. The additional digital projection systems will allow the Company to add additional 3D screens to its circuit where the Company is generally able to charge a higher admission price than 2D.

Market Making Transactions

        On August 18, 2004, Holdings sold $304.0 million in aggregate principal amount at maturity of its Discount Notes due 2014. On June 9, 2009, AMCE sold $600.0 million in aggregate principal amount of its Senior Notes due 2019. On January 26, 2006, AMCE sold $325.0 million in aggregate principal amount of its Notes due 2016. JP Morgan Securities Inc., an affiliate of J.P. Morgan Partners, LLC which owns approximately 20.8% of our company, was an initial purchaser of these notes. Credit Suisse Securities (USA) LLC, whose affiliates own approximately 1.6% of our company, was also an initial purchaser of these notes.

Director Independence

        As of May 7, 2010, our Board of Directors was comprised of Dana B. Ardi, Gerardo I. Lopez, Phillip H. Loughlin, Kevin Maroni, Eliot P. S. Merrill, Stephen P. Murray, Stan Parker, Travis Reid and Aaron J. Stone. We have no securities listed for trading on a national securities exchange or in an automated inter-dealer quotation system of a national securities association which has requirements that a majority of our board of directors be independent. For purposes of complying with the disclosure requirements of the Securities and Exchange Commission, we have adopted the definition of independence used by the New York Stock Exchange. Under this definition of independence, none of our directors are independent.

 DESCRIPTION OF CAPITAL STOCK

Authorized Capital

        The following description of material terms of our capital stock and certain provisions of our certificate of incorporation and bylaws, each of which will be in effect on the closing of this offering, are summaries and are qualified by reference to the certificate of incorporation and the bylaws, copies of which have been filed as exhibits to the registration statement, of which this prospectus forms a part.

        Our authorized capital stock consists of:

  •
  shares of common stock, par value $0.01 per share; and

  •
  shares of preferred stock, par value $0.01 per share.

Common Stock

        At the completion of this offering, there will be                    shares of common stock issued and outstanding.

Voting Rights

        Each holder of common stock will be entitled to one vote per share.

        Our directors will be elected by all of our common stockholders voting together as a single class.

        Generally, all matters to be voted on by stockholders must be approved by a majority (or, in the case of election of directors, by a plurality) of our outstanding voting power. Except as otherwise required by the DGCL, the Amended and Restated Stockholders Agreement, as amended upon completion of this offering, our certificate of incorporation or the voting rights granted to any preferred stock we subsequently issue, the holders of outstanding shares of common stock and preferred stock entitled to vote thereon, if any, will vote as one class with respect to all matters to be voted on by our stockholders. Except as otherwise provided by law, and subject to any voting rights granted to any preferred stock we subsequently issue, amendments to our certificate of incorporation must be approved by the holders of at least a majority of the outstanding common stock. Under the DGCL, amendments to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class.

Dividends

        Holders of common stock will share ratably (based on the number of shares of common stock held) in any dividend declared by our board of directors, subject to any preferential rights of any outstanding preferred stock.

Other Rights

        Upon our liquidation, dissolution or winding up, after payment in full of the amounts required to be paid to holders of preferred stock, if any, all holders of common stock, regardless of class, will be entitled to share ratably in any assets available for distribution to holders of shares of common stock. No shares of any class of common stock are subject to redemption or have preemptive rights to purchase additional shares of common stock.

Preferred Stock

        Upon the closing of this offering, our board of directors will be authorized, without further stockholder approval, to issue from time to time up to an aggregate of                    shares of preferred stock in one or more series and to fix or alter the designations, preferences, rights and any qualifications, limitations or restrictions of the shares of each such series thereof, including the dividend rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, liquidation preferences and the number of shares constituting any series or designations of such series. Upon the closing of this offering, there will be no shares of preferred stock outstanding. We have no present plans to issue any shares of preferred stock. See "—Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws."

Options

        As of the completion of this offering, options to purchase a total of                    shares of common stock will be outstanding, of which                    will be eligible for exercise or sale immediately following the completion of this offering. Options issued concurrently with completion of the offering, if any, will be exercisable at the same price as the offering price. Common stock may be subject to the granting of options under the equity incentive plan. See "Compensation Discussion and Analysis—Equity Incentive Plan" and "Shares Eligible for Future Sale."

Anti-Takeover Effects of Certain Provisions of Delaware Law, the Certificate of Incorporation and the Bylaws

        We plan to elect in our amended and restated certificate of incorporation to be subject to Section 203 of the DGCL, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a business combination, such as a merger, with a person or group owning 15% or more of the corporation's voting stock for a period of three years following the date the person became an interested stockholder, unless (with certain exceptions) the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner.

        Certain other provisions of the amended and restated certificate of incorporation and bylaws may be considered to have an anti-takeover effect and may delay or prevent a tender offer or other corporate transaction that a stockholder might consider to be in its best interest, including those transactions that might result in payment of a premium over the market price for our shares. These provisions are designed to discourage certain types of transactions that may involve an actual or threatened change of control of us without prior approval of our board of directors. These provisions are meant to encourage persons interested in acquiring control of us to first consult with our board of directors to negotiate terms of a potential business combination or offer. We believe that these provisions protect against an unsolicited proposal for a takeover of us that might affect the long term value of our stock or that may be otherwise unfair to our stockholders. For example, our amended and restated certificate of incorporation and bylaws:

  •
  provide for a classified board of directors, pursuant to which our board of directors will be divided into three classes whose members will serve three-year staggered terms;

  •
  provide that the size of the board of directors will be set by members of the board, and any vacancy on our board of directors, including a vacancy resulting from an enlargement of our board of directors, may be filled only by vote of a majority of our directors then in office or by the Sponsors that designated a director who is no longer a member of the board if the Sponsors continue to have such a right of designation pursuant to the Governance Agreements;

  •
  do not permit stockholders to take action by written consent unless the Sponsors own at least 50.1% of our outstanding common stock;

  •
  provide that, except as otherwise required by law, special meetings of stockholders can only be called by our board of directors;

  •
  establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors;

  •
  limit consideration by stockholders at annual meetings only those proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder's intention to bring such business before the meeting;

  •
  authorize the issuance of "blank check" preferred stock that could be issued by our board of directors to increase the number of outstanding shares or establish a stockholders rights plan making a takeover more difficult and expensive; and

  •
  do not permit cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates.

Special Meeting of Stockholders

        Special meetings of our stockholders may be called only by a majority of our directors.

Actions by Written Consent

        Stockholder action by written consent in lieu of a meeting may only be taken so long as the Sponsors own a majority of our outstanding common stock. Thereafter, stockholder action can be taken only at an annual or special meeting of stockholders.

Advance Notice Requirements for Stockholder Proposals and Director Nominations

        Our bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder's notice generally must be delivered to and received at our principal executive offices, not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year's annual meeting; provided, that in the event that the date of such meeting is advanced more than 30 days prior to, or delayed by more than 30 days after, the anniversary of the preceding year's annual meeting of our stockholders, a stockholder's notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such meeting and not later than the close of business on the later of the 90th day prior to such meeting or the 10th day following the day on which public announcement of the date of such meeting is first made. Our bylaws also specify certain requirements as to the form and content of a stockholder's notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Authorized But Unissued Shares

        The authorized but unissued shares of common stock and preferred stock are available for future issuance without stockholder approval. These additional shares may be used for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans. The existence of authorized but unissued shares of common stock and preferred stock could render more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Amendments to Certificate of Incorporation or Bylaws

        Our certificate of incorporation provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend our certificate of incorporation or bylaws. In addition, under the DGCL, an amendment to our certificate of incorporation that would alter or change the powers, preferences or special rights of the common stock so as to affect them adversely also must be approved by a majority of the votes entitled to be cast by the holders of the shares affected by the amendment, voting as a separate class. Subject to our bylaws, our board of directors may from time to time make, amend, supplement or repeal our bylaws by vote of a majority of our board of directors.

Registration Rights

        Our governance agreements provide for registration rights for the Sponsors, their co-investors and certain members of management. Under the governance agreements, we are required to file at our expense, at any time after the expiration of any underwriter lock-up period applicable to the Sponsors in connection with this offering, a registration statement under the Securities Act covering the resale by the Sponsors and any of their permitted transferees of all shares of common stock held by such Sponsor. The Sponsors, the co-investors and management and any of their respective permitted transferees also will have "piggyback" registration rights entitling them to participate in any future offering of the common stock by us, subject to certain exceptions and limitations. See "Certain Relationships and Related Party Transactions—Governance Agreements."

Limitation of Liability and Indemnification of Directors and Officers

        As permitted by the Delaware General Corporation Law, or DGCL, we have adopted provisions in our certificate of incorporation that limit or eliminate the personal liability of our directors and officers for monetary damages for a breach of their fiduciary duty of care as a director or officer. The duty of care generally requires that, when acting on behalf of the corporation, directors and officers exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director or officer will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director or officer, except for liability for:

  •
  any breach of the person's duty of loyalty to us or our stockholders;

  •
  any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

  •
  any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or

  •
  any transaction from which the person derived an improper personal benefit.

These limitations of liability do not generally affect the availability of equitable remedies such as injunctive relief or rescission.

        As permitted by the DGCL, our certificate of incorporation and bylaws provide that:

  •
  we will indemnify our current and former directors and officers and anyone who is or was serving at our request as the director or officer of, or our legal representative in, another entity, and may indemnify our current or former employees and other agents, to the fullest extent permitted by the DGCL, subject to limited exceptions; and

  •
  we may purchase and maintain insurance on behalf of our current or former directors, officers, employees or agents against any liability asserted against them and incurred by them in any such capacity, or arising out of their status as such.

        We currently maintain liability insurance for our directors and officers.

        Our certificate of incorporation requires us to advance expenses to our directors and officers in connection with a legal proceeding, subject to receiving an undertaking from such director or officer to repay advanced amounts if it is determined he or she is not entitled to indemnification. Our bylaws provide that we may advance expenses to our employees and other agents, upon such terms and conditions, if any, as we deem appropriate.

        We intend to enter into separate indemnification agreements with each of our directors and officers, which may be broader than the specific indemnification provisions contained in the DGCL. These indemnification agreements may require us, among other things, to indemnify our directors and officers against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct. These indemnification agreements may also require us to advance any expenses incurred by the directors or officers as a result of any proceeding against them as to which they could be indemnified and to obtain directors' and officers' insurance, if available on reasonable terms.

        Currently, to our knowledge, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification by us is sought, nor are we aware of any threatened litigation or proceeding that may result in a claim for indemnification.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted for our directors, officers and controlling persons under the foregoing provisions or otherwise, we have been informed that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

        The transfer agent and registrar for the common stock is expected to be                  .

Listing

        We have applied to list the common stock on a national securities exchange under the symbol "AMC".

SHARES ELIGIBLE FOR FUTURE SALE

        Prior to this offering, there has been no public market for our common stock, and no predictions can be made about the effect, if any, that market sales of shares of our common stock or the availability of such shares for sale will have on the market price prevailing from time to time. Nevertheless, the actual sale of, or the perceived potential for the sale of, our common stock in the public market may have an adverse effect on the market price for the common stock and could impair our ability to raise capital through future sales of our securities. See "Risk Factors—Risks Related to this Offering—Future sales or the possibility of future sales of a substantial amount of our common stock may depress the price of shares of our common stock."

Sale of Restricted Shares and Lock-Up Agreements

        Upon completion of this offering, we will have an aggregate of            shares of our common stock outstanding, excluding shares reserved at            , 2010 for issuance upon exercise of options that have been granted under our stock option plans (            of which were exercisable at such date).

        Of these shares, the            shares of our common stock to be sold in this offering, or                    shares if the underwriters' option to purchase additional shares is exercised in full, will be freely tradable without restriction or further registration under the Securities Act, except for any shares which may be acquired by any of our "affiliates" as that term is defined in Rule 144 under the Securities Act, which will be subject to the resale limitations of Rule 144.

        The remaining            shares of our common stock and non-voting common stock outstanding will be restricted securities, as that term is defined in Rule 144, and may in the future be sold without restriction under the Securities Act to the extent permitted by Rule 144 or any applicable exemption under the Securities Act, subject to the contractual provisions of our agreements with our Sponsors. See "Certain Relationships and Related Party Transactions—Governance Agreements."

        Our Sponsors and our directors and officers who would hold in the aggregate                    shares of our common stock (after giving effect to the exercise of stock options), are subject to various lock-up agreements that prohibit the holders from offering, selling, contracting to sell, granting an option to purchase, making a short sale or otherwise disposing of any shares of our common stock or any option to purchase shares of our common stock or any securities exchangeable for or convertible into shares of common stock for a period of 180 days after the date of this prospectus.

        In the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless                    waives, in writing, such an extension.

Rule 144

        In general, under Rule 144 under the Securities Act, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months (including any period of consecutive ownership of preceding non-affiliated holders) would be entitled to sell those shares, subject only to the availability of current public information about us. A non-affiliated person who has beneficially owned restricted securities within the meaning of Rule 144 for at least one year would be entitled to sell those shares without regard to the provisions of Rule 144.

        A person (or persons whose shares are aggregated) who is deemed to be an affiliate of ours and who has beneficially owned restricted securities within the meaning of Rule 144 for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of our common stock or the average weekly trading volume of our common stock during the four calendar weeks preceding such sale. Such sales are also subject to certain manner of sale provisions, notice requirements and the availability of current public information about us.

Registration Rights

        Upon completion of this offering, the Sponsors and their co-investors will hold in the aggregate approximately                     shares of our common stock. Pursuant to the Governance Agreements described above in "Certain Relationships and Related Party Transactions—Governance Agreements," the Sponsors and their co-investors will have the right, subject to various conditions and limitations, to demand the filing of, and include such shares of our common stock in, future registration statements relating to our common stock. Further, certain members of management who will hold in the aggregate approximately                    shares of our common stock (after giving effect to the exercise of stock options), will have the right subject to various conditions and limitations, to include such shares of our common stock in future registration statements relating to our common stock. These registration rights of our stockholders could impair the prevailing market price and impair our ability to raise capital by depressing the price at which we could sell our common stock.

Options

        In addition to the                    shares of common stock outstanding immediately after this offering, as of the date of this prospectus, there will be outstanding options to purchase                    shares of our common stock, of which                    options are currently exercisable.

        As soon as practicable after the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of our common stock reserved for issuance under our equity incentive plan. Accordingly, shares of our common stock registered under such registration statement will be available for sale in the open market upon exercise by the holders, subject to vesting restrictions, Rule 144 limitations applicable to our affiliates and the contractual lock-up provisions described above.

 MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion is a summary of the material U.S. federal income tax considerations generally applicable to beneficial owners of our common stock ("Holders") that acquire shares of our common stock pursuant to this offering and that hold such shares as capital assets (generally, for investment). This summary is based upon the Internal Revenue Code of 1986, as amended (the "Code"), existing, temporary and proposed Treasury regulations, Internal Revenue Service ("IRS") rulings and pronouncements and judicial decisions now in effect, all of which are subject to change, possibly on a retroactive basis, and to differing interpretations. This summary does not consider specific facts and circumstances that may be relevant to a particular Holder's tax position and does not consider any tax laws other than U.S. federal income tax laws (for example, this summary does not consider any state, local, estate or gift, or non-U.S. tax consequences of an investment in our common stock). It also does not apply to Holders subject to special tax treatment under the U.S. federal income tax laws (including partnerships or other pass-through entities, banks or other financial institutions, insurance companies, dealers in securities, persons who hold common stock as part of a "straddle," "hedge," "conversion transaction" or other risk-reduction or integrated transaction, controlled foreign corporations, passive foreign investment companies, foreign personal holding companies, companies that accumulate earnings to avoid U.S. federal income tax, U.S. Holders (as defined below) who do not have the U.S. dollar as their functional currency, tax-exempt organizations, former U.S. citizens or residents and persons who hold or receive common stock as compensation).

        For purposes of this summary, the term "U.S. Holder" means a Holder of shares of our common stock that, for U.S. federal income tax purposes, is:

  (i)
  an individual who is a citizen or resident of the United States;

  (ii)
  a corporation or other entity taxable as a corporation created in or organized under the laws of the United States, any state thereof or the District of Columbia;

  (iii)
  an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

  (iv)
  a trust (x) if a court within the United States is able to exercise primary supervision over the administration of such trust and one or more "U.S. persons," as defined in section 7701(a)(30) of the Code, have the authority to control all substantial decisions of such trust or (y) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

        The term "Non-U.S. Holder" means any Holder of shares of our common stock that is neither a U.S. Holder nor a partnership (including an entity that is treated as a partnership for U.S. federal income tax purposes).

        If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds shares of our common stock, the U.S. federal income tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold shares of our common stock should consult their tax advisors.

        This summary is not a comprehensive discussion of all of the U.S. federal income tax considerations applicable to us or that may be relevant to a particular Holder in view of such Holder's particular circumstances. Accordingly, each prospective Holder is urged to consult its tax advisor with respect to the U.S. federal, state, local and non-U.S. income and other tax consequences of holding and disposing of our common stock.

U.S. Holders

        The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to "U.S. Holders," subject to the limitations described above.

Distributions

        Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and will be includible in gross income by a U.S. Holder upon receipt. Any such dividend will be eligible for the dividends received deduction if received by an otherwise qualifying corporate U.S. Holder that meets the holding period and other requirements for the dividends received deduction. Dividends paid by us to certain non-corporate U.S. Holders (including individuals), with respect to taxable years beginning on or before December 31, 2010, are eligible for U.S. federal income taxation at the rates generally applicable to long-term capital gains for individuals, provided that the U.S. Holder receiving the dividend satisfies applicable holding period and other requirements. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a tax-free return of capital to the extent of the U.S. Holder's tax basis in our common stock, and thereafter will be treated as capital gain.

Dispositions

        Upon a sale, exchange or other taxable disposition of shares of our common stock, a U.S. Holder generally will recognize capital gain or loss equal to the difference between the amount realized on the sale, exchange or other taxable disposition and the U.S. Holder's adjusted tax basis in the shares of our common stock. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder has held the shares of the common stock for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations under the Code.

Information Reporting and Backup Withholding Requirements

        In general, dividends on our common shares, and payments of the proceeds of a sale, exchange or other disposition of our common shares paid to a U.S. Holder are subject to information reporting and may be subject to backup withholding at a current maximum rate of 28% unless the U.S. Holder (i) is a corporation or other exempt recipient or (ii) provides an accurate taxpayer identification number and certifies that it is not subject to backup withholding.

        Backup withholding is not an additional tax. Any amounts withheld by operation of the backup withholding rules from a payment to a U.S. Holder will be refunded or allowed as a credit against the U.S. Holder's U.S. federal income tax liability, if any, provided that any required information is furnished to the IRS in a timely manner.

Non-U.S. Holders

        The following discussion summarizes the material U.S. federal income tax consequences of the ownership and disposition of our common stock applicable to "Non-U.S. Holders," subject to the limitations described above.

U.S. Trade or Business Income

        For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of our common stock will be considered to be "U.S. trade or business income" if such income or gain is (i) effectively connected with the conduct by a Non-U.S. Holder of a trade or business within the United States and (ii) in the case of a Non-U.S. Holder that is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, for an individual, a fixed base) maintained by the Non-U.S. Holder in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided the Non-U.S. Holder complies with all applicable certification and disclosure requirements); instead, a Non-U.S. Holder is subject to U.S. federal income tax on a net income basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on its U.S. trade or business income. Any U.S. trade or business income received by a Non-U.S. Holder that is a corporation also may be subject to a "branch profits tax" at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty, under specific circumstances.

Distributions

        Distributions of cash or property that we pay in respect of our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of our common stock. If the amount of a distribution exceeds our current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of the Non-U.S. Holder's tax basis in our common stock, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to (a) provide a properly executed IRS Form W-8BEN (or other applicable form) certifying its entitlement to benefits under the treaty, or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable U.S. Treasury Regulations. A Non-U.S. Holder of our common stock that is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. A Non-U.S. Holder should consult its own tax advisor regarding its possible entitlement to benefits under an income tax treaty.

        The U.S. federal withholding tax described in the preceding paragraph does not apply to dividends that represent U.S. trade or business income of a Non-U.S. Holder who provides a properly executed IRS Form W-8ECI, certifying that such dividends are effectively connected with such Non-U.S. Holder's conduct of a trade or business within the United States.

Dispositions

        A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange or other taxable disposition of common stock unless:

  •
  the gain is effectively connected with the conduct of a Non-U.S. Holder's U.S. trade or business ("U.S. trade or business income"), and if certain tax treaties apply, is attributable to a permanent establishment or, for an individual, a fixed base maintained by such Non-U.S. Holder (in which case the Non-U.S. Holder will be subject to tax on the gain derived from the sale under regular graduated U.S. federal income tax rates in the same manner as if a U.S. Holder, and in addition, if a corporation, the Non-U.S. Holder may be subject to the branch profits tax on effectively connected earnings and profits at a rate of 30% or at such lower rate as may be specified by an applicable income tax treaty);

  •
  the Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and meets other conditions (in which case, such Non-U.S. Holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources); or

  •
  we are or have been a "U.S. real property holding corporation" (a "USRPHC") under section 897 of the Code at any time during the shorter of the five-year period ending on the date of disposition and the Non-U.S. Holder's holding period for the common stock (in which case, such gain will be subject to U.S. federal income tax in the same manner as U.S. trade or business income).

        In general, a corporation is a USRPHC if the fair market value of its "U.S. real property interests" equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. If we are determined to be a USRPHC, the U.S. federal income and withholding taxes relating to interests in USRPHCs nevertheless will not apply to gains derived from the sale or other disposition of our common stock by a Non-U.S. Holder whose shareholdings, actual and constructive, at all times during the applicable period, amount to 5% or less of the common stock, provided that the common stock is regularly traded on an established securities market. No assurance can be given that we will not be a USRPHC, or that our common stock will be considered regularly traded, when a Non-U.S. Holder sells its shares of our common stock.

Information Reporting and Backup Withholding Requirements

        We must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding tax pursuant to an income tax treaty. Copies of these information returns also may be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation (currently at a rate of 28%) on certain reportable payments. Dividends paid to a Non-U.S. Holder of common stock generally will be exempt from backup withholding if the Non-U.S. Holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption and the payor does not have actual knowledge or reason to know that the Holder is a U.S. person.

        The payment of the proceeds from the disposition of our common stock to or through the U.S. office of any broker, U.S. or foreign, will be subject to information reporting and possible backup withholding unless the owner certifies its non-U.S. status under penalties of perjury or otherwise establishes an exemption, provided that the broker does not have actual knowledge or reason to know that the Holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a non-U.S. broker generally will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a "U.S. related person"). In the case of the payment of the proceeds from the disposition of our common stock to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related person, the Treasury regulations require information reporting (but not the backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Non-U.S. Holders should consult their own tax advisors on the application of information reporting and backup withholding to them in their particular circumstances (including upon their disposition of common stock).

        Backup withholding is not an additional tax. Any amounts withheld by operation of the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability, if any, provided that any required information is furnished to the IRS in a timely manner.

Recent Legislation

        Recent legislation passed by the United States Congress generally imposes a withholding tax at a rate of 30% on payments to certain non-U.S. entities (including financial intermediaries), after December 31, 2012, of dividends on, and the gross proceeds of dispositions of, U.S. common stock, unless various U.S. information reporting and due diligence requirements that are different from, and in addition to, the beneficial owner certification requirements described above have been satisfied (generally relating to ownership by U.S. persons of interests in or accounts with such entities). Non-U.S. Holders should consult their tax advisors regarding the possible implications of this legislation on their investment in our common stock.

UNDERWRITING

        Under the terms and subject to the conditions contained in an underwriting agreement dated                            2010, we have agreed to sell to the underwriters named below, for whom J.P. Morgan and Goldman, Sachs are acting as representatives. Subject to certain conditions, each underwriter has severally agreed to purchase the respective numbers of shares of common stock indicated in the following table:

Underwriter	Number of Shares
J.P. Morgan Securities Inc.
Goldman, Sachs & Co.
Barclays Capital Inc.
Citigroup Global Markets Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.

Total

        The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than the shares covered by the option described below unless and until this option is exercised. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

        We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to              additional shares from us at the initial public offering price less the underwriting discounts and commissions. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

        The following table summarizes the compensation and estimated expenses we will pay. Such amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase      additional shares.

	Per Share		Total
	Without Option	With Option	Without Option	With Option
Underwriting Discounts and Commissions paid	$	$	$	$
Expenses payable

        Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $      per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters' right to reject any order in whole or in part.

        The representatives have informed us that they do not expect sales to accounts over which the underwriters have discretionary authority to exceed 5% of the shares of common stock being offered.

        We and our officers and directors have agreed not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any offer, sale, pledge, disposition or filing, without the prior written consent of the representatives for a period of 180 days after the date of this prospectus. However, in the event that either (1) during the last 17 days of the "lock-up" period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the "lock-up" period, we announce that we will release earnings results during the 16-day period beginning on the last day of the "lock-up" period, then in either case the expiration of the "lock-up" will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless the representatives waive, in writing, such an extension.

        The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing and brokerage activities. Some of the underwriters have performed in the past and may perform in the future investment banking, commercial banking, consent solicitation agency and advisory services for us for which they have received customary fees and expenses. In addition, from time to time, certain of the underwriters may hold de minimis amounts of our outstanding securities and/or indebtedness in the ordinary course of their business. Affiliates of certain of the underwriters are lenders under our existing credit facility. In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of the issuer. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

        We have agreed to indemnify the several underwriters and Goldman Sachs in its capacity as Qualified Independent Underwriter against liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect.

        We have applied to list the shares of common stock on a national securities exchange under the symbol "AMC".

        In connection with the listing of the common stock on a national securities exchange, the underwriters will undertake to sell round lots of 100 shares or more to a minimum of 400 beneficial owners.

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations among us and the underwriters. The principal factors to be considered in determining the initial public offering price will include the following:

  •
  the information included in this prospectus and otherwise available to the underwriters;

  •
  market conditions for initial public offerings;

  •
  the history of and prospects for our business and earnings and our past and present operations;

  •
  our past and present earnings and current financial position;

  •
  an assessment of our management;

  •
  the market of securities of companies in business similar to ours; and

  •
  the general condition of the securities markets.

        The initial public offering price may not correspond to the price at which our common stock will trade in the public market subsequent to this offering, and an active trading market may not develop and continue after this offering.

        In connection with the offering the underwriters may engage in stabilizing transactions, transactions involving the option to purchase additional shares, syndicate covering transactions and penalty bids in accordance with Regulation M under the Exchange Act.

  •
  Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  •
  The underwriters' option to purchase additional shares involves sales by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that they may purchase in the option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in the option to purchase additional shares. The underwriters may close out any covered short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market.

  •
  Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the option to purchase additional shares. If the underwriters sell more shares than could be covered by the option to purchase additional shares, a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

  •
  Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

        These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the national securities exchange where our common stock will be listed and, if commenced, may be discontinued at any time.

        This document is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons"). The securities are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such securities will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

        In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a "Relevant Member State"), from and including the date on which the European Union Prospectus Directive (the "EU Prospectus Directive") is implemented in that

Relevant Member State (the "Relevant Implementation Date") an offer of securities described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

  •
  to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

  •
  to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

  •
  to fewer than 100 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive) subject to obtaining the prior consent of the book-running managers for any such offer; or

  •
  in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive.

        For the purposes of this provision, the expression an "offer of securities to the public" in relation to any securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe for the securities, as the same may be varied in that Member State by any measure implementing the EU Prospectus Directive in that Member State and the expression EU Prospectus Directive means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

        The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a "prospectus" within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to "professional investors" within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

        This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the "SFA"), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

        Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries' rights and interest in that trust shall not be transferable for 6 months after that corporation or that trust has acquired the shares under Section 275 except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (2) where no consideration is given for the transfer; or (3) by operation of law.

        The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law) and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

        A prospectus in electronic format will be made available on the web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. The representatives may agree to allocate a number of shares to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make internet distributions on the same basis as other allocations.

CONFLICTS OF INTEREST

        Prior to the completion of this offering, JPMP, an affiliate of J.P. Morgan owned more than 10% of our outstanding common stock and therefore J.P. Morgan is presumed to have a "conflict of interest" with us under FINRA Rule 2720. Accordingly, J.P. Morgan's interest may go beyond receiving customary underwriting discounts and commissions. In particular, there may be a conflict of interest between J.P. Morgan's own interests as underwriter (including in negotiating the initial public offering price) and the interests of its affiliate JPMP (as a principal stockholder). Because of the conflict of interest under FINRA Rule 2720, this offering is being conducted in accordance with the applicable provisions of that rule. FINRA Rule 2720 requires that the "qualified independent underwriter" (as such term is defined by FINRA Rule 2720) participates in the preparation of the registration statement and prospectus and conducts due diligence. Accordingly, Goldman Sachs is assuming the responsibilities of acting as the qualified independent underwriter in this offering. Although the qualified independent underwriter has participated in the preparation of the registration statement and prospectus and conducted due diligence, we cannot assure you that this will adequately address any potential conflicts of interest related to J.P. Morgan and JPMP. We have agreed to indemnify Goldman Sachs for acting as qualified independent underwriter against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that Goldman Sachs may be required to make for these liabilities. Pursuant to Rule 2720, no sale of the shares shall be made to an account over which J.P. Morgan exercises discretion without the prior specific written consent of the account holder.

        Affiliates of certain of the underwriters are holders of our outstanding 12% senior discount notes due 2014 and will receive a portion of our net proceeds from this offering.

LEGAL MATTERS

        The validity of the shares of common stock offered hereby will be passed upon for us by O'Melveny & Myers LLP. Weil, Gotshal & Manges LLP advised the underwriters in connection with the offering of the common stock.

EXPERTS

        The consolidated financial statements of AMC Entertainment Holdings, Inc. as of April 1, 2010, and for the year then ended, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the April 1, 2010, consolidated financial statements contains an explanatory paragraph that states that the Company changed its accounting treatment for business combinations due to the adoption of new accounting requirements issued by the FASB.

        The consolidated financial statements of AMC Entertainment Holdings, Inc. as of April 2, 2009 and for the fiscal years ended April 2, 2009 and April 3, 2008 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

        The financial statements of National CineMedia, LLC included in this prospectus have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein. Such financial statements are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

        The financial statements of the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc. as of December 31, 2009 and 2008 and for the years ended December 31, 2009, 2008 and 2007, included in this Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein (which report expresses an unqualified opinion and includes an explanatory paragraph that describes the allocation of certain account balances from the Theatres' parent company, Kerasotes Showplace Theatres, LLC, and explains that the financial statements may not necessarily be indicative of the conditions that would have existed or the results of operations if the Theatres had operated as an unaffiliated company), and are included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

CHANGE IN INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

        On October 1, 2009, the Audit Committee of the Board of Directors (the "Audit Committee") of the Company dismissed PricewaterhouseCoopers LLP ("PwC") as its independent registered public accounting firm.

        With respect to PwC and its service as the Company's independent registered public accounting firm, during the fiscal years ended April 3, 2008 and April 2, 2009 ("Fiscal Years 2009 and 2008"), and through October 1, 2009:

  •
  PwC's reports on the Company's consolidated financial statements for Fiscal Years 2009 and 2008 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principle.

  •
  There were no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of PwC, would have caused PwC to make a reference to the subject matter of the disagreement(s) in connection with their reports on the financial statements of the Company for such years.

  •
  There were no "reportable events" as described in Item 304(a)(1)(v) of Regulation S-K.

        We requested that PwC furnish us with a letter addressed to the SEC stating whether or not PwC agrees with the above statements. A copy of such letter, dated October 2, 2009, is filed as Exhibit 16.1 to AMCE's Form 8-K (File No. 1-8747, filed on October 2, 2009).

        The Audit Committee of the Company has conducted a competitive process to select a firm to serve as the Company's independent registered public accounting firm for the fiscal year ended April 1, 2010. On October 1, 2009, the Company approved the engagement of KPMG LLP ("KPMG") as its independent registered public accounting firm for the fiscal year ending April 1, 2010 subject to completion of normal client acceptance procedures. In deciding to engage KPMG, the Audit Committee reviewed auditor independence and existing commercial relationships with KPMG, and concluded that KPMG has no commercial relationship with the Company that would impair its independence. During Fiscal Years 2009 and 2008 and through October 1, 2009, neither the Company nor anyone acting on behalf of the Company, consulted KPMG regarding any of the matters or events set forth in Item 304(a)(2)(i) and Item 304(a)(2)(ii) of Regulation S-K.

WHERE YOU CAN FIND MORE INFORMATION

        We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the common stock offered by this prospectus. This prospectus is a part of the registration statement and, as permitted by the SEC's rules, does not contain all of the information presented in the registration statement. For further information with respect to us and our common stock offered hereby, reference is made to the registration statement and the exhibits and any schedules filed therewith. Statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance, if such contract or document is filed as an exhibit, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by such reference. A copy of the registration statement, including the exhibits and schedules thereto, may be read and copied at the SEC's Public Reference Room at 100 F Street, NE, Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at www.sec.gov, from which interested persons can electronically access the registration statement, including the exhibits and any schedules thereto.

        Because certain of our subsidiaries already have public debt and also due to this offering, they are subject to the informational requirements of the Exchange Act. They fulfill their obligations with respect to such requirements by filing periodic reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements certified by an independent registered public accounting firm. We also maintain an Internet site at www.amcentertainment.com. Our website and the information contained therein or connected thereto shall not be deemed to be incorporated into this prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our securities.

INDEX TO FINANCIAL STATEMENTS

Page
AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES
UNAUDITED FINANCIAL STATEMENTS:
Consolidated Statements of Operations for the 13 weeks ended July 1, 2010 and July 2, 2009	F-2
Consolidated Balance Sheets as of July 1, 2010 and April 1, 2010	F-3
Consolidated Statements of Cash Flows for the 13 weeks ended July 1, 2010 and July 2, 2009	F-4
Notes to Consolidated Financial Statements	F-5
AUDITED FINANCIAL STATEMENTS:
Reports of Independent Registered Public Accounting Firms to the Board of Directors and Stockholders of AMC Entertainment Holdings, Inc.	F-20
Consolidated Statements of Operations for the periods ended April 1, 2010, April 2, 2009 and April 3, 2008	F-22
Consolidated Balance Sheets as of April 1, 2010 and April 2, 2009	F-23
Consolidated Statements of Cash Flows for the periods ended April 1, 2010, April 2, 2009 and April 3, 2008	F-24
Consolidated Statements of Stockholders' Equity	F-25
Notes to Consolidated Financial Statements	F-27
NATIONAL CINEMEDIA, LLC
Report of Independent Registered Public Accounting Firm to the Board of Directors and Members of National CineMedia, LLC	F-91
AUDITED FINANCIAL STATEMENTS:
Balance Sheets as of December 31, 2009 and January 1, 2009	F-92
Statements of Operations for the years ended December 31, 2009 and January 1, 2009 and the periods February 13, 2007 through December 27, 2007 and December 29, 2006 through February 12, 2007	F-93
Statements of Changes in Members' Equity	F-94
Statements of Cash Flows for the years ended December 31, 2009 and January 1, 2009 and the periods February 13, 2007 through December 27, 2007 and December 29, 2006 through February 12, 2007	F-95
Notes to Financial Statements	F-97
KERASOTES SHOWPLACE THEATRES, LLC
Report of Independent Registered Public Accounting Firm to the Member and Board of Directors of Kerasotes Showplace Theatres, LLC	F-120
AUDITED FINANCIAL STATEMENTS:
Statements of Assets and Liabilities as of December 31, 2009 and 2008	F-121
Statements of Income for the years ended December 31, 2009, 2008 and 2007	F-122
Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007	F-123
Notes to Financial Statements	F-124
UNAUDITED FINANCIAL STATEMENTS:
Unaudited Condensed Statements of Assets and Liabilities as of March 31, 2010 and December 31, 2009	F-134
Unaudited Condensed Statements of Income for the quarterly periods ended March 31, 2010 and 2009	F-135
Unaudited Condensed Statements of Cash Flows for the quarterly periods ended March 31, 2010 and 2009	F-136
Notes to Unaudited Condensed Financial Statements	F-137

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands)

	Thirteen Weeks Ended
	July 1, 2010		July 2, 2009
	(unaudited)
Revenues
Admissions		$448,597	$446,227
Concessions		175,959	173,660
Other theatre		16,396	15,425

Total revenues		640,952	635,312

Operating Costs and Expenses
Film exhibition costs		238,823	249,101
Concession costs		20,496	19,165
Operating expense		147,641	150,177
Rent		114,554	112,373
General and administrative:
Merger, acquisition and transaction costs		5,856	432
Management fee		1,250	1,250
Other		13,071	13,282
Depreciation and amortization		48,603	48,788

Operating costs and expenses		590,294	594,568

Operating income		50,658	40,744
Other expense (income)
Other income		(1,939)	(73,283)
Interest expense
Corporate borrowings		43,564	39,081
Capital and financing lease obligations		1,383	1,413
Equity in (earnings) loss of non-consolidated entities		1,766	(6,262)
Investment income		(69)	(127)

Total other expense (income)		44,705	(39,178)

Earnings from continuing operations before income taxes		5,953	79,922
Income tax provision		6,450	32,700

Earnings (loss) from continuing operations		(497)	47,222
Earnings (loss) from discontinued operations, net of income taxes		(17)	723

Net earnings (loss)		$(514)	$47,945

Basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations		$(0.39)	$36.93
Earnings (loss) from discontinued operations		(0.01)	0.56

Net earnings (loss) per share		$(0.40)	$37.49

Average shares outstanding:
Basic		1,278.82	1,278.82

Diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations		$(0.39)	$36.93
Earnings (loss) from discontinued operations		(0.01)	0.56

Net earnings (loss) per share		$(0.40)	$37.49

Average shares outstanding:
Diluted		1,278.82	1,278.82

Pro forma basic earnings per share (See Note 1)	$

Pro forma diluted earnings per share (See Note 1)	$

Pro forma average shares outstanding (See Note 1):
Basic

Diluted

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	Unaudited Pro Forma Balance Sheet July 1, 2010 (Note 1)	July 1, 2010	April 1, 2010
		(unaudited)
ASSETS
Current assets:
Cash and equivalents	$401,870	$401,870	$611,593
Receivables, net	41,968	41,968	25,536
Other current assets	86,664	86,664	73,593

Total current assets	530,502	530,502	710,722
Property, net	1,013,635	1,013,635	863,532
Intangible assets, net	162,134	162,134	148,432
Goodwill	1,937,104	1,937,104	1,844,757
Other long-term assets	324,829	324,829	207,469

Total assets	$3,968,204	$3,968,204	$3,774,912

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$194,335	$194,335	$175,142
Dividends payable	28,177	—	—
Accrued expenses and other liabilities	159,949	159,949	143,273
Deferred revenues and income	124,735	124,735	125,842
Current maturities of corporate borrowings and capital and financing lease obligations	10,261	10,261	10,463

Total current liabilities	517,457	489,280	454,720
Corporate borrowings	2,266,825	2,266,825	2,265,414
Capital and financing lease obligations	65,118	65,118	53,323
Deferred revenues—for exhibitor services agreement	362,910	362,910	252,322
Other long-term liabilities	343,397	343,397	309,591

Total liabilities	$3,555,707	$3,527,530	$3,335,370

Commitments and contingencies
Stockholder's equity:
Common Stock	14	—	—
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding)	—	4	4
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding)	—	4	4
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 1,700.63696 shares issued and outstanding)	—	—	—
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding)	—	3	3
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding)	—	3	3
Additional paid-in capital	669,973	669,973	669,837
Treasury Stock, 4,314 shares at cost	(2,596)	(2,596)	(2,596)
Accumulated other comprehensive loss	(1,666)	(1,666)	(3,176)
Accumulated deficit	(253,228)	(225,051)	(224,537)

Total stockholders' equity	412,497	440,674	439,542

Total liabilities and stockholders' equity	$3,968,204	$3,968,204	$3,774,912

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Thirteen Weeks Ended
	July 1, 2010	July 2, 2009
	(unaudited)
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows from operating activities:
Net earnings (loss)	$(514)	$47,945
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:
Depreciation and amortization	48,603	48,788
Interest accrued to principal on corporate borrowings	2,670	2,789
Interest paid and discount on repurchase of Parent Term Loan	—	(23,216)
Deferred income taxes	—	31,000
Write-off of issuance costs related to early extinguishment of debt	—	3,312
Gain on extinguishment of debt	—	(82,069)
Excess distributions/(Equity in (earnings) losses from investments, net of distributions)	3,686	2,163
Gain on dispositions	(10,056)	(823)
Change in assets and liabilities, net of acquisition:
Receivables	(14,115)	(11,165)
Other assets	(166)	110
Accounts payable	8,199	26,463
Accrued expenses and other liabilities	(2,494)	36,033
Other, net	(496)	2,542

Net cash provided by operating activities	35,317	83,872

Cash flows from investing activities:
Capital expenditures	(13,988)	(7,307)
Acquisition of Kerasotes, net of cash acquired	(276,798)	—
Proceeds from disposition of Cinemex	876	2,904
Proceeds from the disposition of long-term assets	55,000	—
Other, net	15	(4,845)

Net cash used in investing activities	(234,895)	(9,248)

Cash flows from financing activities:
Repayment under revolving credit facility	—	(185,000)
Repurchase of Fixed Notes due 2012	—	(238,065)
Repurchase of Parent Term Loan	—	(130,616)
Proceeds from issuance of Senior Notes due 2019	—	585,492
Deferred financing costs	(195)	(14,616)
Principal payments under capital and financing lease obligations	(990)	(855)
Payments under Term Loan B	(1,625)	(1,625)
Change in construction payables	(7,737)	(3,145)

Net cash provided by (used in) financing activities	(10,547)	11,570
Effect of exchange rate changes on cash and equivalents	402	(1,111)

Net increase (decrease) in cash and equivalents	(209,723)	85,083
Cash and equivalents at beginning of period	611,593	539,597

Cash and equivalents at end of period	$401,870	$624,680

See Notes to Consolidated Financial Statements.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

July 1, 2010

(Unaudited)

NOTE 1—BASIS OF PRESENTATION

        AMC Entertainment Holdings, Inc. (also referred to as "Parent" or the "Company"), through its direct and indirect subsidiaries, is principally involved in the theatrical exhibition business and owns, operates or has interests in theatres located in the United States and Canada, China (Hong Kong), France and the United Kingdom. The Company's principal wholly owned operating subsidiary is AMC Entertainment Inc. (AMCE). Marquee Holdings Inc. (Holdings) is a wholly owned subsidiary that was used to purchase AMCE in 2004.

        Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (1) Impairments, (2) Goodwill, (3) Income Taxes, (4) Pension and Postretirement Assumptions and (5) Film Exhibition Costs. Actual results could differ from those estimates.

        Other income:    The following table sets forth the components of other income:

	13 Weeks Ended
(In thousands)	July 1, 2010	July 2, 2009
Gain on extinguishment of Parent term loan facility	$—	$82,056
Loss on redemption of 8 5/8% Senior Notes due 2012	—	(10,826)
Gift card redemptions considered to be remote	1,939	2,053

Other income	$1,939	$73,283

        Earnings (loss) per share:    Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share includes the effects of outstanding stock options, if dilutive.

        The following table sets forth the computation of basic and diluted earnings (loss) from continuing operations per common share:

(in thousands, except per share data)	13 weeks Ended July 1, 2010	13 weeks Ended July 2, 2009
Numerator:
Earnings (loss) from continuing operations	$(497)	$47,222

Denominator:
Shares for basic earnings (loss) per common share	1,278.82	1,278.82
Stock options	—	—

Shares for diluted earnings (loss) per common share	1,278.82	1,278.82

Basic Earnings (loss) from continuing operations per common share	$(0.39)	$36.93

Diluted earnings (loss) from continuing operations per common share	$(0.39)	$36.93

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 1—BASIS OF PRESENTATION (Continued)

        Options to purchase 31,597.16809 shares of common stock at a weighted average exercise price of $384 per share were outstanding during both the 13 weeks ended July 1, 2010 and 13 weeks ended July 2, 2009, but were not included in the computation of diluted earnings per share since the options were anti-dilutive.

        Pro forma Stockholders' equity and loss per share (Unaudited):    The pro forma effect of the conversion of various classes of common stock to common stock and expected payment of $28,177,000 pursuant to our Management Agreement have been reflected in the accompanying pro forma information as of and for the period ended July 1, 2010 as a dividend. Prior to consummating this offering, Parent intends to reclassify each share of its existing Class A common stock, Class N common stock and Class L common stock. Pursuant to the reclassification, which is being treated in a manner similar to a stock split, each holder of shares of Class A common stock, Class N common stock and Class L common stock will receive      shares of common stock for one share of Class A common stock, Class L common stock or Class N common stock. Pro forma per share data also gives effect to an increase of                  shares which, when multiplied by an assumed offering price of           per share (the mid-point of the estimated offering price range set forth on the cover page of this prospectus), would be sufficient to replace the expected payment of $28,177,000 pursuant to our Management Agreement.

        Subsequent Events:    The Company has evaluated subsequent events through August 10, 2010.

NOTE 2—ACQUISITION

        On May 24, 2010, the Company completed the acquisition of substantially all of the assets (92 theatres and 928 screens) of Kerasotes Showplace Theatres, LLC ("Kerasotes"). Kerasotes operated 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. More than three quarters of the Kerasotes theatres feature stadium seating and almost 90 percent have been built since 1994. The Company acquired Kerasotes based on their highly complementary geographic presence in certain key markets. Additionally, the Company expects to realize synergies and cost savings related to the Kerasotes acquisition as a result of moving to its operating practices, decreasing costs for newspaper advertising and concessions and general and administrative expense savings, particularly with respect to the consolidation of corporate related functions and elimination of redundancies. The purchase price for the Kerasotes theatres paid in cash at closing was $276,798,000, net of cash acquired, and is subject to working capital and other purchase price adjustments as described in the Unit Purchase Agreement. The Company expects to pay working capital and other purchase price adjustments of $3,808,000 during the second quarter of fiscal 2011, based on the final closing date working capital, and deferred revenue amounts and has accrued for this amount as part of the total estimated purchase price.

        The acquisition of Kerasotes is being treated as a purchase in accordance with Accounting Standards Topic 805, Business Combinations. The following is a summary of the allocation of the purchase price to the estimated fair values of assets and liabilities acquired in the transaction. The allocation of purchase price is based on management's judgment after evaluating several factors, including bid prices from potential buyers and a preliminary valuation assessment which falls under Level 3 of the valuation hierarchy. The allocation of purchase price is preliminary, expected to be

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 2—ACQUISITION (Continued)

finalized during fiscal 2011 and subject to changes as an appraisal of both tangible and intangible assets and liabilities is finalized and additional information becomes available:

(In thousands)	Total
Cash	$809
Receivables, net(1)	3,832
Other current assets	12,905
Property, net	204,998
Intangible assets, net(2)	17,425
Goodwill(3)	109,233
Other long-term assets	5,920
Accounts payable	(12,980)
Accrued expenses and other liabilities	(12,439)
Deferred revenues and income	(1,690)
Capital and financing lease obligations	(12,583)
Other long-term liabilities(4)	(34,015)

Total estimated purchase price	$281,415

(1)
Receivables consist of trade receivables recorded at fair value. The Company did not acquire any other class of receivables as a result of the acquisition of Kerasotes.

(2)
Intangible assets consist of certain Kerasotes' trade names, a non-compete agreement, and favorable leases. See Note 4—Goodwill and Intangible Assets for further information.

(3)
Goodwill arising from the acquisition consists largely of the synergies and economies of scale expected from combining the operations. Amounts recorded for goodwill are not subject to amortization and are expected to be deductible for tax purposes.

(4)
Other long-term liabilities consist of certain theatre and ground leases that have been identified as unfavorable.

        During the 13 weeks ended July 1, 2010, the Company incurred acquisition-related costs of approximately $5,754,000 included in general and administrative expense: merger, acquisition and transaction costs in the Consolidated Statement of Operations.

        In connection with the acquisition of Kerasotes, the Company divested of five Kerasotes theatres with 59 screens as required by the Antitrust Division of the United States Department of Justice. Proceeds from the divested theatres exceeded the carrying amount of such theatres by $16,886,000, which was recorded as a reduction to goodwill. In addition, the Company has classified two Kerasotes theatres with 26 screens as held for sale during the 13 weeks ended July 1, 2010, that will be divested. Assets held for sale of approximately $9,020,000 were classified as other current assets in the Company's Consolidated Balance Sheets. The theatres are expected to be sold within the next 12 months.

        The Company was also required by the Antitrust Division of the United States Department of Justice to divest of four legacy AMC theatres with 57 screens. The Company recorded a gain on disposition of assets of $10,056,000 for one divested legacy theatre with 14 screens during the 13 weeks ended July 1, 2010, which reduced operating expenses by approximately $10,056,000. Additionally, the Company acquired two theatres with 26 screens that were received in exchange for three of the legacy AMC theatres with 43 screens.

        The unaudited pro forma financial information presented below sets forth the Company's historical statements of operations for the periods indicated and gives effect to the acquisition as if the business combination and required divestitures had occurred as of the beginning of the respective periods. Such information is presented for comparative purposes to the Consolidated Statements of Operations only and does not purport to represent what the Company's results of operations would actually have been

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 2—ACQUISITION (Continued)

had these transactions occurred on the date indicated or to project its results of operations for any future period or date.

	Thirteen Weeks Ended
	Pro forma July 1, 2010	Pro forma July 2, 2009
	(unaudited)
Revenues
Admissions	$468,860	$491,740
Concessions	185,295	194,679
Other theatre	17,226	17,402

Total revenues	671,381	703,821

Operating Costs and Expenses
Film exhibition costs	249,613	273,333
Concession costs	21,993	21,758
Operating expense	164,580	167,697
Rent	119,350	122,144
General and administrative:
Merger, acquisition and transaction costs*	5,856	432
Management fee	1,250	1,250
Other	14,722	17,034
Depreciation and amortization	52,162	54,461

Operating costs and expenses	629,526	658,109

Operating income	41,855	45,712
Other expense (income)
Other expense (income)	(1,939)	(73,283)
Interest expense
Corporate borrowings	43,564	39,081
Capital and financing lease obligations	1,599	1,629
Equity in (earnings) loss of non-consolidated entities	1,766	(6,262)
Investment income	(69)	(127)

Total other expense (income)	44,921	(38,962)

Earnings from continuing operations before income taxes	(3,066)	84,674
Income tax provision	3,050	34,400

Earnings (loss) from continuing operations	(6,116)	50,274
Earnings (loss) from discontinued operations, net of income taxes	(17)	723

Net earnings (loss)	$(6,133)	$50,997

Basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	$(4.78)	$39.31
Earnings (loss) from discontinued operations	(0.01)	0.57

Net earnings (loss) per share	$(4.79)	$39.88

Average shares outstanding:
Basic	1,278.82	1,278.82

Diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations	(4.78)	39.31
Earnings (loss) from discontinued operations	(0.01)	0.57

Net earnings (loss) per share	(4.79)	39.88

Average shares outstanding:
Diluted	1,278.82	1,278.82
*
Primarily represents non-recurring transaction costs for the acquisition and related transactions.

        The Company recorded revenues of approximately $35,700,000 from May 24, 2010 through July 1, 2010 resulting from the acquisition of Kerasotes, while total costs and expenses increased by

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 2—ACQUISITION (Continued)

approximately $34,200,000. Total costs and expenses include other expenses and non-recurring acquisition costs.

NOTE 3—COMPREHENSIVE EARNINGS (LOSS)

        The components of comprehensive earnings (loss) are as follows:

	Thirteen Weeks Ended
(In thousands)	July 1, 2010	July 2, 2009
Net earnings (loss)	$(514)	$47,945
Foreign currency translation adjustment	1,892	(7,739)
Pension and other benefit adjustments	(62)	(47)
Change in fair value of cash flow hedges	—	(6)
Losses on interest rate swaps reclassified to interest expense: corporate borrowings	—	558
Increase (decrease) in unrealized gain on marketable securities	(320)	255

Total comprehensive earnings	$996	$40,966

NOTE 4—GOODWILL AND INTANGIBLE ASSETS

        Activity of goodwill is presented below.

(In thousands)	Total
Balance as of April 1, 2010	$1,844,757
Acquisition of Kerasotes	109,233
Goodwill allocated to sales(1)	(16,886)

Balance as of July 1, 2010	$1,937,104

(1)
Reduction in goodwill for sales of five Kerasotes theatres with 59 screens. Subsequent to the acquisition, the Company was required to sell certain acquired theatres to comply with government requirements related to the sale. No gains or losses were recorded for these transactions.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 4—GOODWILL AND INTANGIBLE ASSETS (Continued)

        Activity for intangible assets is presented below:

		July 1, 2010		April 1, 2010
(In thousands)	Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Acquired Intangible Assets:
Amortizable Intangible Assets:
Favorable leases	2 to 17 years	$110,231	$(46,400)	$104,646	$(44,127)
Loyalty program	3 years	46,000	(39,629)	46,000	(38,870)
Loews' trade name	1 year	2,300	(2,035)	2,300	(1,920)
Loews' management contracts	12 to 21 years	35,400	(29,299)	35,400	(29,209)
Non-compete agreement	5 years	6,400	(140)	—	—
Other intangible assets	1 to 12 years	13,309	(13,103)	13,309	(13,097)

Total, amortizable		$213,640	$(130,606)	$201,655	$(127,223)

Unamortizable Intangible Assets:
AMC trademark		$74,000		$74,000
Kerasotes trade names		5,100		—

Total, unamortizable		$79,100		$74,000

        Additional information for Kerasotes intangible assets acquired on May 24, 2010 is presented below:

(In thousands)	Weighted Average Amortization Period	Gross Carrying Amount
Acquired Intangible Assets:
Amortizable Intangible Assets:
Favorable leases	9.5 years	$5,585
Non-compete agreement	5 years	6,400

Total, amortizable	7 years	$11,985

Unamortizable Intangible Assets:
Kerasotes trade names		$5,100

        Amortization expense associated with the Company's intangible assets is as follows:

	Thirteen Weeks Ended
(In thousands)	July 1, 2010	July 2, 2009
Recorded amortization	$3,383	$4,199

        Estimated amortization expense for the next five fiscal years for intangible assets owned as of July 1, 2010 is projected below:

(In thousands)	2011	2012	2013	2014	2015
Projected amortization expense	$13,656	$12,868	$12,159	$9,779	$8,958

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 5—STOCKHOLDER'S EQUITY

Common Stock Rights and Privileges

        Parent's Class A-1 voting Common Stock, Class A-2 voting Common Stock, Class N nonvoting Common Stock, Class L-1 voting Common Stock and Class L-2 voting Common Stock entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions with respect to dividends. Additionally, each share of Class A Common Stock, Class L Common Stock and Class N Common Stock shall automatically convert into one share of Residual Common Stock on a one-for-one basis immediately prior to the consummation of an Initial Public Offering.

Stock-Based Compensation

        The Company has adopted a stock-based compensation plan that permits a maximum of 49,107.44681 options to be issued on the Company's stock under the amended and restated 2004 Stock Option Plan. The stock options have a ten year term and generally step vest in equal amounts from one to three or five years from the date of the grant. Vesting may accelerate for a certain participant if there is a change of control (as defined in the plan). All outstanding options have been granted to employees and one director of the Company. The Company accounts for stock options using the fair value method of accounting and has elected to use the simplified method for estimating the expected term of "plain vanilla" share option grants, as it does not have enough historical experience to provide a reasonable estimate.

        The Company has recorded stock-based compensation expense of $136,000 and $411,000 within general and administrative: other during the 13 weeks ended July 1, 2010, and July 2, 2009, respectively. The Company's financial statements reflect an increase to additional paid-in capital related to stock-based compensation for all outstanding options of $136,000 during fiscal 2011. As of July 1, 2010, there was approximately $2,030,000 of total estimated unrecognized compensation cost related to nonvested stock-based compensation arrangements under the Company's plan expected to be recognized over approximately 4 years.

        On July 8, 2010, the Board approved a grant of 1,023 non-qualified stock options to a certain employee of the Company under the amended and restated 2004 Stock Option Plan. These options vest ratably over 5 years with an exercise price of $752 per share. Expense for this award will be recognized over the vesting period, beginning in the second quarter of fiscal 2011. See 2010 Equity Incentive Plan below for further information regarding assumptions used in determining fair value. On July 23, 2010, the Board determined that the Company would no longer grant any awards of shares of common stock of the Company under the amended and restated 2004 Stock Option Plan on and after July 23, 2010.

2010 Equity Incentive Plan

        On July 8, 2010, the Board of Directors (the "Board") of the Company and the stockholders of the Company approved the adoption of the AMC Entertainment Holdings, Inc. 2010 Equity Incentive Plan (the "Plan"). The Plan provides for grants of nonqualified stock options, incentive stock options, stock appreciation rights ("SARs"), restricted stock awards, other stock-based awards or performance-based compensation awards.

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 5—STOCKHOLDER'S EQUITY (Continued)

        The aggregate number of shares of common stock of the Company available for delivery pursuant to awards granted under the Plan is 39,312 shares (subject to adjustment as provided in the Plan). Subject to adjustment as provided for in the Plan, (i) the number of shares available for granting incentive stock options under the Plan will not exceed 19,652 shares and (ii) the maximum number of shares that may be granted to a participant each year is 7,862. To the extent shares subject to an award are not issued or delivered by reason of (i) the expiration, cancellation, forfeiture or other termination of an award, (ii) the withholding of such shares in satisfaction of applicable taxes or (iii) the settlement of all or a portion of an award in cash, then such shares will again be available for issuance under the Plan.

        Award agreements under the Plan generally have the following features, subject to the Company's compensation committee:

  •
  Non-Qualified Stock Option Award Agreement: 25% of the options will vest on each of the first four anniversaries of the date of grant; provided, however, that the options will become fully vested and exercisable if within one year following a Change of Control (as defined in the Plan), the participant's service is terminated by the Company without cause.

  •
  Restricted Stock Award Agreement (Time Vesting): The restricted shares will become vested on the fourth anniversary of the date of grant; provided, however, that the restricted shares will become fully vested if within one year following a Change of Control, the participant's service is terminated by the Company without cause.

  •
  Restricted Stock Award Agreement (Performance Vesting): 25% of the restricted shares will become vested in each year over a four-year period upon the Company meeting certain pre-established annual performance targets; provided, however, that the restricted shares will become fully vested if within one year following a Change of Control, the participant's service is terminated by the Company without cause.

        On the date the Board adopted the Plan, the Board approved the grants of 5,399 non-qualified stock options, 5,399 shares of restricted stock (time vesting), and 5,404 shares of restricted stock (performance vesting) to certain of its employees. The estimated fair value of the stock at the grant date was $752 per share and was based upon a contemporaneous valuation reflecting market conditions. The estimated grant date fair value for 5,399 shares of restricted stock (time vesting) and 1,351 shares of restricted stock (performance vesting, where the performance targets were established at the grant date following ASC 718-10-55-95) was based on $752 per shares and was $4.1 million and $1.0 million, respectively. The estimated grant date fair value of the options granted on 5,399 shares was $293.72 per share, or $1.6 million, and was determined using the Black-Scholes option-pricing model. The option exercise price was $752 per share, and the estimated fair value of the shares was $752, resulting in $0 intrinsic value for the option grants. Total unrecognized stock based compensation expense related to the restricted stock awards and options granted on July 8, 2010 pursuant to the 2010 equity incentive plan was $6.7 million. Expense for these awards will be recognized over the respective performance and vesting periods, beginning in the second quarter of fiscal 2011.

        The following table reflects the weighted average fair value per option granted under the amended and restated 2004 Option Plan and the 2010 Equity Incentive Plan during the second quarter of fiscal

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 5—STOCKHOLDER'S EQUITY (Continued)

2011, as well as the significant assumptions used in determining weighted average fair value using the Black-Scholes option-pricing model:

	2010 Plan	2004 Plan
Weighted average fair value of options on grant date	$293.72	$300.91
Risk-free interest rate	2.50%	2.58%
Expected life (years)	6.25	6.50
Expected volatility(1)	35.0%	35.0%
Expected dividend yield	—	—

(1)
The Company uses share values of its publicly traded competitor peer group for purposes of calculating volatility.

NOTE 6—INVESTMENTS

        Investments in non-consolidated affiliates and certain other investments accounted for following the equity method generally include all entities in which the Company or its subsidiaries have significant influence, but not more than 50% voting control. Investments in non-consolidated affiliates as of July 1, 2010 include a 23.05% interest in National CineMedia, LLC ("NCM"), a 50% interest in three U.S. motion picture theatres and one IMAX screen, a 26% equity interest in Movietickets.com ("MTC"), a 50% interest in Midland Empire Partners, LLC ("MEP") and a 29% interest in Digital Cinema Implementation Partners, LLC ("DCIP").

        Condensed financial information of our non-consolidated equity method investments is shown below. Amounts are presented under U.S. GAAP for the periods of ownership by the Company.

        Operating Results(1):

For the 13 weeks ended July 1, 2010

(In thousands)	NCM	DCIP	Other	Total
Revenues	$98,998	$5,286	$10,688	$114,972
Operating costs and expenses	71,452	23,440	10,455	105,347

Net earnings (loss)	$27,546	$(18,154)	$233	$9,625

The Company's recorded equity in earnings (loss)	$3,458	$(5,169)	$(55)	$(1,766)

For the 13 weeks ended July 2, 2009

(In thousands)	NCM	DCIP	Other	Total
Revenues	$92,898	$—	$10,606	$103,504
Operating costs and expenses	60,438	2,513	11,085	74,036

Net earnings (loss)	$32,460	$(2,513)	$(479)	$29,468

The Company's recorded equity in earnings (loss)	$7,366	$(838)	$(266)	$6,262

(1)
Certain differences in the Company's recorded investment for one U.S. motion picture theatre where it has a 50% interest and its proportional ownership share resulting from the acquisition of the asset in a business combination where the investment was initially recorded at fair value, are amortized to equity in (earnings) or losses over the estimated useful life of approximately 20 years for the underlying building. The recorded equity in earnings of NCM on common membership units owned immediately following the IPO of National CineMedia, Inc. ("NCM, Inc.") (Tranche 1 Investment) does not include undistributed equity in earnings. The Company considered the excess distribution received following NCM, Inc.'s IPO as an advance on NCM's future earnings. As a result, the Company will not recognize any undistributed equity in

AMC ENTERTAINMENT HOLDINGS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 6—INVESTMENTS (Continued)

  earnings of NCM on the original common membership units (Tranche 1 Investment) until NCM's future net earnings equal the amount of the excess distribution.

        As of July 1, 2010, the Company owns 25,458,613 units, or a 23.05% interest, in NCM accounted for following the equity method of accounting. The estimated fair market value of the units in NCM was approximately $442,216,000, based on a price for shares of NCM, Inc. on July 1, 2010 of $17.37 per share.

        As of July 1, 2010 and April 1, 2010, the Company has recorded $2,170,000 and $1,462,000 respectively, of amounts due from NCM related to on-screen advertising revenue. As of July 1, 2010 and April 1, 2010, the Company had recorded $1,911,000 and $1,502,000 respectively, of amounts due to NCM related to the Exhibitors Services Agreement. The Company recorded revenues for advertising from NCM of $5,419,000 and $5,416,000 during the 13 weeks ended July 1, 2010 and July 2, 2009, respectively. The Company recorded advertising expenses related to a beverage advertising agreement paid to NCM of $3,264,000 and $3,206,000 during the 13 weeks ended July 1, 2010 and July 2, 2009, respectively.

        The Company recorded the following changes in the carrying amount of its investment in NCM and equity in (earnings) losses of NCM during the 13 weeks ended July 1, 2010:

(In thousands)	Investment in NCM(1)	Deferred Revenue(2)	Cash Received (Paid)	Equity in (Earnings) Losses	Advertising (Revenue)
Beginning balance April 1, 2010	$28,826	$(252,322)	$—	$—	$—
Receipt of Common Units(3)	111,520	(111,520)	—	—	—
Receipt of excess cash distribution	(148)	—	1,920	(1,772)	—
Amortization of deferred revenue	—	932	—	—	(932)
Equity in earnings(4)	1,686	—	—	(1,686)	—

Ending balance July 1, 2010	$141,884	$(362,910)	$1,920	$(3,458)	$(932)

(1)
Represents AMC's investment in 939,853 common membership units originally valued at March 27, 2008 and 406,371 common membership units originally valued at March 17, 2009, 127,290 common membership units originally valued at March 17, 2010, and 6,510,209 common membership units originally valued at June 14, 2010 received under the Common Unit Adjustment Agreement dated as of February 13, 2007 (Tranche 2 Investments). AMC's investment in 17,474,890 common membership units (Tranche 1 Investment) is carried at zero cost.

(2)
Represents the unamortized portion of the Exhibitors Services Agreement (ESA) modifications payment received from NCM. Such amounts are being amortized to "Other theatre revenues" over a 30 year period ending in 2036, using a units-of-revenue method, as described in ASC 470-10-35 (formerly EITF 88-18, Sales of Future Revenues).

(3)
Effective June 14, 2010 and with a settlement date of June 28, 2010, the Company received 6,510,209 common membership units of NCM as a result of an Extraordinary Common Unit Adjustment in connection with the Company's acquisition of Kerasotes. The Company recorded the additional units at a fair value of $111,520,000 based on a price for shares of NCM, Inc. on June 14, 2010, of $17.13 per share, with an offsetting adjustment to deferred revenue.

(4)
Represents equity in earnings on the Tranche 2 Investments only.

        Following the NCM, Inc. IPO, the Company will not recognize undistributed equity in the earnings on the original NCM membership units (Tranche 1 Investment) until NCM's future net earnings, less distributions received, surpass the amount of the excess distribution. The Company will recognize equity in earnings only to the extent it receives cash distributions from NCM. The Company considers the excess distribution as an advance on NCM's future earnings and, accordingly, future earnings of NCM should not be recognized through the application of equity method accounting until such time as the Company's share of NCM's future earnings, net of distributions received, exceeds the excess distribution. The Company believes that the accounting model provided by ASC 323-10-35-22 for recognition of equity investee losses in excess of an investor's basis is analogous to the accounting for equity income subsequent to recognizing an excess distribution.

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 7—FAIR VALUE MEASUREMENTS

        Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. The inputs used to develop these fair value measurements are established in a hierarchy, which ranks the quality and reliability of the information used to determine the fair values. The fair value classification is based on levels of inputs. Assets and liabilities that are carried at fair value are classified and disclosed in one of the following categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

        The following table summarizes the fair value hierarchy of the Company's financial assets and liabilities carried at fair value on a recurring basis as of July 1, 2010:

		Fair Value Measurements at July 1, 2010 Using
(In thousands)	Total Carrying Value at July 1, 2010	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Money Market Mutual Funds	$864	$864	$—	$—
Equity securities, available-for-sale:
RealD Inc. Common Stock	6,522	—	6,522	—
Mutual Fund International	2,193	2,193	—	—
Mutual Fund Large U.S. Equity	128	128	—	—
Mutual Fund Small/Mid U.S. Equity	208	208	—	—
Mutual Fund Other Equity	21	21	—	—
Mutual Fund Fixed Income	323	323	—	—

Total assets at fair value	$10,259	$3,737	$6,522	$—

Liabilities:
Total liabilities at fair value	$—	$—	$—	$—

        Valuation Techniques.    The Company's money market mutual funds are invested in funds that seek to preserve principal, are highly liquid, and therefore are recorded on the balance sheet at the principal amounts deposited, which equals fair value. The equity securities primarily consist of common stock and mutual funds invested in equity, fixed income, and international funds. The money market funds are classified within Level 1 of the valuation hierarchy. The deferred compensation plan and non-qualified defined benefit plan assets are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. The fair value of the RealD common stock was determined using RealD's initial public offering price, which falls under Level 2 of the valuation hierarchy. The amortized cost basis of the equity securities held as of July 1, 2010 is $9,250,000.

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 7—FAIR VALUE MEASUREMENTS (Continued)

        In connection with the RealD Inc. motion picture license agreement, the Company received a ten-year option to purchase 1,222,782 shares of RealD Inc. common stock at approximately $0.00667 per share. The stock options vest in 3 tranches upon the achievement of screen installation targets. During the first quarter of fiscal 2011, the Company vested in the first tranche and has exercised its option to purchase 407,594 shares of RealD Inc. common stock. The stock is accounted for an equity security, available for sale, and is recorded in the consolidated balance sheet in other long term assets with an offsetting entry recorded to other long term liabilities. Any recurring fair value adjustments will be recorded to other long term assets with an offsetting entry to accumulated other comprehensive loss. The amount recorded in other long term liabilities will be amortized on a straight-line basis to reduce RealD license expense recorded in the statement of operations under operating expense.

        The Company is required to disclose the fair value of financial instruments that are not recognized in the statement of financial position for which it is practicable to estimate that value. At July 1, 2010, the carrying amount of the Company's liabilities for corporate borrowings was approximately $2,273,325,000 and the fair value was approximately $2,257,595,000. At April 1, 2010, the carrying amount of the corporate borrowings was approximately $2,271,914,000 and the fair value was approximately $2,334,395,000. Quoted market prices were used to value publicly held corporate borrowings, as well as indicative trading levels for term loans as compiled by a firm that makes a market in the security. The carrying value of cash and equivalents approximates fair value because of the short duration of those instruments.

NOTE 8—INCOME TAXES

        The difference between the effective tax rate on earnings (loss) from continuing operations before income taxes and the U.S. federal income tax statutory rate is as follows:

	Thirteen Weeks Ended
	July 1, 2010	July 2, 2009
Income tax expense at the federal statutory rate	$2,100	$28,000
Effect of:
State income taxes	4,500	2,000
Permanent items	(100)	100
Valuation allowance	(50)	2,700
Other, net	—	(100)

Income tax expense	$6,450	$32,700

Effective income tax rate	108.3%	40.9%

        The accounting for income taxes requires that deferred tax assets and liabilities be recognized, using enacted tax rates, for the tax effect of temporary differences between the financial reporting and tax bases of recorded assets and liabilities. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that some or all of the deferred tax assets will not be realized.

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 9—EMPLOYEE BENEFIT PLANS

        The Company sponsors frozen non-contributory qualified and non-qualified defined benefit pension plans generally covering all employees who, prior to the freeze, were age 21 or older and had completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year ending thereafter, and who were not covered by a collective bargaining agreement. The Company also offers eligible retirees the opportunity to participate in a health plan (medical and dental). Certain employees are eligible for subsidized postretirement medical benefits. The eligibility for these benefits is based upon a participant's age and service as of January 1, 2009. The Company also sponsors a nonqualified deferred compensation plan.

        The Company expects to make pension contributions of approximately $390,000 per quarter for a total of approximately $1,560,000 during fiscal 2011.

        Net periodic benefit cost (income) recognized for the plans during the 13 weeks ended July 1, 2010 and July 2, 2009 consists of the following:

	Pension Benefits		Other Benefits
(In thousands)	July 1, 2010	July 2, 2009	July 1, 2010	July 2, 2009
Components of net periodic benefit cost:
Service cost	$46	$45	$38	$52
Interest cost	1,151	1,101	319	324
Expected return on plan assets	(996)	(748)	—	—
Amortization of (gain) loss	154	158	—	(69)
Amortization of prior service credit	—	—	(216)	(136)

Net periodic benefit cost	$355	$556	$141	$171

        Effective July 29, 2010, the Company was able to determine it will no longer be obligated to contribute to one of its union sponsored pension plans under a new union contract triggering a complete withdrawal from the plan. The Company expects to record a liability and pension cost related to the complete withdrawal of approximately $2,660,000 in the second quarter of fiscal 2011.

NOTE 10—COMMITMENTS AND CONTINGENCIES

        The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc. (No. 99 01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department of Justice (the "Department") filed suit alleging that the Company's stadium style theatres violated the ADA and related regulations. The Department alleged the Company had failed to provide persons in wheelchairs seating arrangements with lines-of-sight comparable to the general public. The Department alleged various non-line-of-sight violations as well. The Department

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 10—COMMITMENTS AND CONTINGENCIES (Continued)

sought declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

        As to line-of-sight matters, the trial court entered summary judgment in favor of the Justice Department as to both liability and as to the appropriate remedy. On December 5, 2008, the Ninth Circuit Court of Appeals reversed the trial court as to the appropriate remedy and remanded the case back to the trial court for findings consistent with its decision. The Company is negotiating the extent of betterments related to the remaining remedies required for line-of-sight violations consistent with the Ninth Circuit's decision. The improvements will be made over a 5 year term. The Justice Department moved for reconsideration on the line-of-sight matters and was denied on June 8, 2009 by the Ninth Circuit Court of Appeals. The case has reverted to the trial court. The Company has recorded a liability of approximately $349,000 for estimated fines related to this matter.

        As to the non-line-of-sight aspects of the case, on January 21, 2003, the trial court entered summary judgment in favor of the Department on matters such as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. On December 5, 2003, the trial court entered a consent order and final judgment on non-line-of-sight issues under which the Company agreed to remedy certain violations at its stadium-style theatres and at certain theatres it may open in the future. Currently the Company estimates that these betterments will be required at approximately 140 stadium-style theatres. The Company estimates that the total cost of these betterments will be approximately $54,000,000, and through July 1, 2010 the Company has incurred approximately $34,100,000 of these costs. The estimate is based on actual costs incurred on remediation work completed to date. The actual costs of betterments may vary based on the results of surveys of the remaining theatres.

        Michael Bateman v. American Multi-Cinema, Inc.    (No. CV07-00171). In January 2007, a class action complaint was filed against the Company in the Central District of the United States District Court of California (the "District Court") alleging violations of the Fair and Accurate Credit Transactions Act ("FACTA"). FACTA provides in part that neither expiration dates nor more than the last 5 numbers of a credit or debit card may be printed on receipts given to customers. FACTA imposes significant penalties upon violators where the violation is deemed to have been willful. Otherwise damages are limited to actual losses incurred by the card holder. On October 24, 2008, the District Court denied plaintiff's renewed motion for class certification. Plaintiff has appealed this decision and the case is stayed pending this appeal. The Company is currently unable to estimate a possible loss or range of loss related to this matter.

        On May 14, 2009, Harout Jarchafjian filed a similar lawsuit alleging that the Company willfully violated FACTA and seeking statutory damages, but without alleging any actual injury (Jarchafjian v. American Multi-Cinema, Inc. (C.D. Cal. Case No. CV09-03434). The Jarchafjian case has been deemed related to the Bateman case and is stayed pending a Ninth Circuit decision in the Bateman case. The Company believes the plaintiff's allegations in both these cases, particularly those asserting AMC's willfulness, are without merit. The Company is currently unable to estimate a possible loss or range of loss related to this matter.

AMC ENTERTAINMENT HOLDINGS INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

July 1, 2010

(Unaudited)

NOTE 10—COMMITMENTS AND CONTINGENCIES (Continued)

        In addition to the cases noted above, the Company is also currently a party to various ordinary course claims from vendors (including concession suppliers, and motion picture distributors), landlords and suppliers and other legal proceedings. If management believes that a loss arising from these actions is probable and can reasonably be estimated, the Company records the amount of the loss, or the minimum estimated liability when the loss is estimated using a range and no point is more probable than another. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. Except as described above, management believes that the ultimate outcome of such other matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations. However, litigation and claims are subject to inherent uncertainties and unfavorable outcomes could occur. An unfavorable outcome could include monetary damages. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the outcome occurs or in future periods.

NOTE 11—RELATED PARTY TRANSACTIONS

Amended and Restated Fee Agreement

        In connection with the merger with LCE Holdings Inc., the Company and the Sponsors entered into an Amended and Restated Fee Agreement, which provides for an annual management fee of $5,000,000, payable quarterly and in advance to each Sponsor, on a pro rata basis, until the earliest of (i) the twelfth anniversary from December 23, 2004; (ii) such time as the sponsors own less than 20% in the aggregate of the Company; and (iii) such earlier time as the Company and the Requisite Stockholder Majority agree. In addition, the fee agreement provided for reimbursements by the Company to the Sponsors for their out-of-pocket expenses. The Amended and Restated Fee Agreement terminated on June 11, 2007, the date of the holdco merger, and was superseded by a substantially identical agreement entered into by AMC Entertainment Holdings, Inc., and Holdings' other stockholders.

        Upon the consummation of a change in control transaction or an initial public offering, each of the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. As of July 1, 2010, the Company estimates that this amount would be $28,177,000. The Company expects to record any lump sum payment to the Sponsors as a dividend.

        The fee agreement also provides that the Company will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
AMC Entertainment Holdings, Inc.:

        We have audited the accompanying consolidated balance sheet of AMC Entertainment Holdings, Inc. (and subsidiaries) as of April 1, 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

        We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of AMC Entertainment Holdings, Inc. (and subsidiaries) as of April 1, 2010, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

        As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting treatment for business combinations due to the adoption of new accounting requirements issued by the FASB, as of April 3, 2009.

/s/ KPMG LLP

Kansas City, Missouri
June 29, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF AMC ENTERTAINMENT HOLDINGS, INC.:

        In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of AMC Entertainment Holdings, Inc. and its subsidiaries (the "Company") at April 2, 2009, and the results of their operations and their cash flows for the 52 week period ended April 2, 2009 and the 53 week period ended April 3, 2008, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        As discussed in Note 9, the Company changed the manner in which it accounts for uncertain tax positions in fiscal 2008.

/s/ PricewaterhouseCoopers LLP

Kansas City, Missouri
May 26, 2009, except for the earnings (loss) per share discussed in Note 1 to the Consolidated Financial Statements, as to which the date is July 9, 2010

AMC Entertainment Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands)	52 Weeks Ended April 1, 2010		52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
Revenues
Admissions		$1,711,853	$1,580,328	$1,615,606
Concessions		646,716	626,251	648,330
Other theatre		59,170	58,908	69,108

Total revenues		2,417,739	2,265,487	2,333,044

Operating Costs and Expenses
Film exhibition costs		928,632	842,656	860,241
Concession costs		72,854	67,779	69,597
Operating expense		610,774	576,022	572,740
Rent		440,664	448,803	439,389
General and administrative:
Merger, acquisition and transaction costs		2,578	1,481	7,310
Management fee		5,000	5,000	5,000
Other		58,274	53,800	39,084
Depreciation and amortization		188,342	201,413	222,111
Impairment of long-lived assets		3,765	73,547	8,933

Operating costs and expenses		2,310,883	2,270,501	2,224,405

Operating income (loss)		106,856	(5,014)	108,639
Other expense (income)
Other income		(87,793)	(14,139)	(12,932)
Interest expense
Corporate borrowings		168,439	182,691	197,721
Capital and financing lease obligations		5,652	5,990	6,505
Equity in earnings of non-consolidated entities		(30,300)	(24,823)	(43,019)
Investment income		(287)	(1,759)	(24,013)

Total other expense		55,711	147,960	124,262

Earnings (loss) from continuing operations before income taxes		51,145	(152,974)	(15,623)
Income tax provision (benefit)		(36,300)	5,800	(7,580)

Earnings (loss) from continuing operations		87,445	(158,774)	(8,043)
Earnings (loss) from discontinued operations, net of income taxes		(7,534)	9,728	1,802

Net earnings (loss)		$79,911	$(149,046)	$(6,241)

Basic earnings (loss) per share of common stock:
Earnings (loss) from continuing operations		$68.38	$(123.93)	$(6.27)
Earnings (loss) from discontinued operations		(5.89)	7.60	1.40

Net earnings (loss) per share		$62.49	$(116.33)	$(4.87)

Average shares outstanding:
Basic		1,278.82	1,281.20	1,282.65

Diluted earnings (loss) per share of common stock:
Earnings (loss) from continuing operations		$68.24	$(123.93)	$(6.27)
Earnings (loss) from discontinued operations		(5.88)	7.60	1.40

Net earnings (loss) per share		$62.36	$(116.33)	$(4.87)

Average shares outstanding:
Diluted		1,281.42	1,281.20	1,282.65

Pro forma basic earnings per share (See Note 1)	$

Pro forma diluted earnings per share (See Note 1)	$

Pro forma average shares outstanding (See Note 1):
Basic

Diluted

See Notes to Consolidated Financial Statements.

AMC Entertainment Holdings, Inc.

CONSOLIDATED BALANCE SHEETS

(In thousands, except share data)	April 1, 2010	April 2, 2009
Assets
Current assets:
Cash and equivalents	$611,593	$539,597
Receivables, net of allowance for doubtful accounts of $2,103 and $1,564	25,536	29,435
Other current assets	73,593	80,800

Total current assets	710,722	649,832
Property, net	863,532	964,668
Intangible assets, net	148,432	162,366
Goodwill	1,844,757	1,844,757
Other long-term assets	207,469	153,271

Total assets	$3,774,912	$3,774,894

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$175,142	$155,553
Accrued expenses and other liabilities	143,273	102,068
Deferred revenues and income	125,842	121,628
Current maturities of corporate borrowings and capital and financing lease obligations	10,463	9,923

Total current liabilities	454,720	389,172
Corporate borrowings	2,265,414	2,388,086
Capital and financing lease obligations	53,323	57,286
Deferred revenues for exhibitor services agreement	252,322	253,164
Other long-term liabilities	309,591	308,702

Total liabilities	3,335,370	3,396,410

Commitments and contingencies
Stockholders' equity:
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding as of April 1, 2010 and April 2, 2009)	4	4
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 shares issued and outstanding as of April 1, 2010 and April 2, 2009)	4	4
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 1,700.63696 shares issued and outstanding as of April 1, 2010 and April 2, 2009)	—	—
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of April 1, 2010 and April 2, 2009)	3	3
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 shares issued and outstanding as of April 1, 2010 and April 2, 2009)	3	3
Additional paid-in capital	669,837	668,453
Treasury Stock, 4,314 shares at cost	(2,596)	(2,596)
Accumulated other comprehensive income (loss)	(3,176)	17,061
Accumulated deficit	(224,537)	(304,448)

Total stockholders' equity	439,542	378,484

Total liabilities and stockholders' equity	$3,774,912	$3,774,894

See Notes to Consolidated Financial Statements.

AMC Entertainment Holdings, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
Cash flows from operating activities:
Net earnings (loss)	$79,911	$(149,046)	$(6,241)
Adjustments to reconcile net earnings (loss) to cash provided by operating activities:
Depreciation and amortization	188,342	222,483	251,194
Interest accrued to principal on corporate borrowings	10,570	34,001	34,411
Interest paid and discount on repurchase of Parent Term Loan	(29,046)	—	—
Impairment of long-lived assets	3,765	73,547	8,933
Deferred income taxes	(34,000)	400	(10,900)
Write-off of issuance costs related to early extinguishment of debt	3,468	—	—
Gain on extinguishment of debt	(85,451)	—	—
Loss (gain) on disposition of Cinemex	7,534	(14,772)	—
Excess distributions/(Equity in earnings losses from investments, net of distributions)	5,862	6,600	(18,354)
Change in assets and liabilities:
Receivables	(2,474)	9,354	10,417
Other assets	2,323	(2,861)	(40,953)
Accounts payable	13,383	20,423	5,906
Accrued expenses and other liabilities	40,525	(24,132)	(23,161)
Other, net	(5,776)	(8,748)	(10,043)

Net cash provided by operating activities	198,936	167,249	201,209

Cash flows from investing activities:
Capital expenditures	(97,011)	(121,456)	(171,100)
Purchase of digital projection equipment for sale/leaseback	(6,784)	—	—
Proceeds from sale/leaseback of digital projection equipment	6,570	—	—
Proceeds on disposition of Fandango	—	2,383	17,977
Proceeds on disposition of HGCSA	—	—	28,682
Proceeds on disposition of Cinemex, net of cash disposed	4,315	224,378	—
LCE screen integration	(81)	(4,700)	(11,201)
Other, net	(3,346)	320	(3,763)

Net cash provided by (used in) investing activities	(96,337)	100,925	(139,405)

Cash flows from financing activities:
Proceeds from issuance of Parent Term Loan Facility	—	—	396,000
Repurchase of Parent Term Loan	(160,035)	—	—
Proceeds from issuance of senior notes due 2019	585,492	—	—
Repurchase of senior notes due 2012	(250,000)	—	—
Payments on Term Loan B	(6,500)	(6,500)	(8,125)
Principal payments under mortgages and capital and financing lease obligations	(3,423)	(3,452)	(6,070)
Deferred financing costs	(16,639)	(642)	(14,983)
Change in construction payables	6,714	(9,331)	13,586
Borrowing (repayment) under Revolving credit facility	(185,000)	185,000	—
(Repayment of) borrowing under Cinemex credit facility	—	—	(12,100)
Dividends paid to Stockholders	—	—	(652,800)
Proceeds from issuance of Common Stock and exercise of stock options	—	125	500
Treasury Stock purchases	—	(2,596)	—
Proceeds from financing lease obligations	—	—	16,872

Net cash provided by (used in) financing activities	(29,391)	162,604	(267,120)
Effect of exchange rate changes on cash and equivalents	(1,212)	(3,001)	(2,397)

Net increase (decrease) in cash and equivalents	71,996	427,777	(207,713)
Cash and equivalents at beginning of year	539,597	111,820	319,533

Cash and equivalents at end of year	$611,593	$539,597	$111,820

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid (refunded) during the period for:
Interest (including amounts capitalized of $14, $415, and $1,114)	$177,066	$154,830	$161,303
Income taxes, net	(2,033)	16,731	17,064
Schedule of non-cash investing and financing activities:
Assets capitalized under ASC 840-40-05-5	$—	$—	$4,600
Investment in NCM (See Note 5—Investments)	2,290	5,453	21,598
Investment in DCIP (See Note 5—Investments)	21,768	—	—

See Notes to Consolidated Financial Statements.

AMC Entertainment Holdings, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Class A-1 Voting Common Stock		Class A-2 Voting Common Stock		Class N Nonvoting Common Stock
(In thousands, except share and per share data)	Shares	Amount	Shares	Amount	Shares	Amount
March 29, 2007 through April 1, 2010
Balance March 29, 2007	382,475.00000	$4	382,475.00000	$4	5,128.77496	$—
Comprehensive loss
Net loss	—	—	—	—	—	—
ASC 740 (formerly FIN 48) adoption adjustment	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Change in fair value of cash flow hedges	—	—	—	—	—	—
Losses on interest rate swaps reclassified to interest expense corporate borrowings	—	—	—	—	—	—
Pension and other benefit adjustments	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—

Comprehensive loss	—	—	—	—	—	—
Stock-based compensation—options	—	—	—	—	—	—
Dividends paid to stockholders	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	500	—

Balance April 3, 2008	382,475.00000	4	382,475.00000	4	5,628.77496	—
Comprehensive earnings (loss):
Net loss	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Change in fair value of cash flow hedges	—	—	—	—	—	—
Losses on interest rate swaps reclassified to interest expense corporate borrowings	—	—	—	—	—	—
Pension and other benefit adjustments	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—

Comprehensive loss	—	—	—	—	—	—
ASC 715 (formerly SFAS 158) adoption adjustment	—	—	—	—	—	—
Stock-based compensation—options	—	—	—	—	—	—
Treasury Stock purchased	—	—	—	—	(4,314)	—
Issuance of Class N Common Stock	—	—	—	—	385.862	—

Balance April 2, 2009	382,475.00000	4	382,475.00000	4	1,700.63696	—
Comprehensive earnings:
Net earnings	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Change in fair value of cash flow hedges	—	—	—	—	—	—
Losses on interest rate swaps reclassified to interest expense corporate borrowings	—	—	—	—	—	—
Pension and other benefit adjustments	—	—	—	—	—	—
Unrealized gain on marketable securities	—	—	—	—	—	—

Comprehensive earnings	—	—	—	—	—	—
Stock-based compensation—options	—	—	—	—	—	—

Balance April 1, 2010	382,475.00000	$4	382,475.00000	$4	1,700.63696	$—

See Notes to Consolidated Financial Statements

AMC Entertainment Holdings, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (Continued)

Class L-1 Voting Common Stock		Class L-2 Voting Common Stock
						Accumulated Other Comprehensive Income (Loss)
				Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Total Stockholders' Equity
Shares	Amount	Shares	Amount

256,085.61252	$3	256,085.61252	$3	$1,314,579	$—	$(3,834)	$(143,706)	$1,167,053

—	—	—	—	—	—	—	(6,241)	(6,241)

—	—	—	—	—	—	—	(5,373)	(5,373)
—	—	—	—	—	—	(1,708)	—	(1,708)
—	—	—	—	—	—	(5,507)	—	(5,507)

—	—	—	—	—	—	1,523	—	1,523
—	—	—	—	—	—	6,532	—	6,532
—	—	—	—	—	—	(674)	—	(674)

—	—	—	—		—			(11,448)
—	—	—	—	3,426	—	—	—	3,426
—	—	—	—	(652,800)	—	—	—	(652,800)
—	—	—	—	500	—	—	—	500

256,085.61252	3	256,085.61252	3	665,705	—	(3,668)	(155,320)	506,731

—	—	—	—	—	—	—	(149,046)	(149,046)
—	—	—	—	—	—	25,558	—	25,558
—	—	—	—	—	—	(1,833)	—	(1,833)

—	—	—	—	—	—	5,230	—	5,230
—	—	—	—	—	—	(8,117)	—	(8,117)
—	—	—	—	—	—	(109)	—	(109)

—	—	—	—	—	—	—	—	(128,317)

—	—	—	—	—	—	—	(82)	(82)
—	—	—	—	2,623	—	—	—	2,623
—	—	—	—	—	(2,596)	—	—	(2,596)
—	—	—	—	125	—	—	—	125

256,085.61252	3	256,085.61252	3	668,453	(2,596)	17,061	(304,448)	378,484

—	—	—	—	—	—	—	79,911	79,911
—	—	—	—	—	—	(13,021)	—	(13,021)
—	—	—	—	—	—	(6)	—	(6)

—	—	—	—	—	—	558	—	558
—	—	—	—	—	—	(8,499)	—	(8,499)

—	—	—	—	—	—	731	—	731

—	—	—	—	—	—	—	—	59,674
—	—	—	—	1,384	—	—	—	1,384

256,085.61252	$3	256,085.61252	$3	$669,837	$(2,596)	$(3,176)	$(224,537)	$439,542

See Notes to Consolidated Financial Statements

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

        AMC Entertainment Holdings, Inc. (also referred to as "Parent" or the "Company"), through its direct and indirect subsidiaries, is principally involved in the theatrical exhibition business and owns, operates or has interests in theatres located in the United States and Canada, China (Hong Kong), France and the United Kingdom. The Company's principal wholly owned operating subsidiary is AMC Entertainment Inc. (AMCE). Marquee Holdings Inc. (Holdings) is a wholly owned subsidiary that was used to purchase AMCE in 2004. The Company discontinued its operations in Spain and Portugal during the third quarter of fiscal 2007 and discontinued its operations in Mexico during the third quarter of fiscal 2009.

        Use of Estimates:    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions are used for, but not limited to: (1) Impairments, (2) Goodwill, (3) Income Taxes, (4) Pension and Postretirement Assumptions and (5) Film Exhibition Costs. Actual results could differ from those estimates.

        Principles of Consolidation:    The consolidated financial statements include the accounts of the Company and all subsidiaries, as discussed above. All significant intercompany balances and transactions have been eliminated in consolidation. There are no noncontrolling (minority) interests in the Company's consolidated subsidiaries; consequently, all of its stockholders' equity, net earnings (loss) and comprehensive earnings (loss) for the periods presented are attributable to controlling interests.

        Fiscal Year:    The Company has a 52/53 week fiscal year ending on the Thursday closest to the last day of March. Both fiscal 2010 and fiscal 2009 reflect 52 week periods, while fiscal 2008 reflects a 53 week period.

        Revenues:    Revenues are recognized when admissions and concessions sales are received at the theatres. The Company defers 100% of the revenue associated with the sales of gift cards and packaged tickets until such time as the items are redeemed or management believes future redemption to be remote based upon applicable laws and regulations. During fiscal 2008, management changed its estimate of when it believes future redemption to be remote for packaged tickets from 24 months from the date of sale to 18 months from the date of sale. During fiscal 2009, management changed its estimate of redemption rates for packaged tickets. Management believes the 18 month estimate and revised redemption rates are supported by its continued development of specific historical redemption patterns for gift cards and that they are reflective of management's current best estimate. These changes in estimate had the effect of increasing other theatre revenues by approximately $4,200,000 in fiscal 2008 and by approximately $2,600,000 during fiscal 2009. The impact on loss from continuing operations and net loss for the change in estimate was a decrease to those losses of approximately $2,600,000 during fiscal 2008 and the related impact on loss per share from continuing operations and net loss per share was a decrease to those losses per share of $2.03 per share for basic and diluted loss per share. The impact on earnings from continuing operations and net earnings for the change in estimate was an increase to those earnings of approximately $1,600,000 during fiscal 2009 and the related impact on earnings per share from continuing operations and earnings per share was an increase to those earnings of $1.25 per share for basic and diluted earnings per share. During the

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

periods ended April 1, 2010, April 2, 2009, and April 3, 2008, the Company recognized $13,591,000, $14,139,000, and $11,289,000 of income, respectively, related to the derecognition of gift card liabilities where management believes future redemption to be remote which was recorded in other expense (income) in the Consolidated Statements of Operations.

        Film Exhibition Costs:    Film exhibition costs are accrued based on the applicable box office receipts and estimates of the final settlement to the film licenses. Film exhibition costs include certain advertising costs. As of April 1, 2010 and April 2, 2009, the Company recorded film payables of $78,499,000 and $60,286,000, respectively, which is included in accounts payable in the accompanying consolidated balance sheets.

        Concession Costs:    The Company records payments from vendors as a reduction of concession costs when earned unless it is determined that the payment was for the fair value of services provided to the vendor where the benefit to the vendor is sufficiently separable from the Company's purchase of the vendor's products. In the latter instance, revenue is recorded when and if the consideration received is in excess of fair value, then the excess is recorded as a reduction of concession costs. In addition, if the payment from the vendor is for a reimbursement of expenses, then those expenses are offset.

        Screen Advertising:    On March 29, 2005, the Company and Regal Entertainment Group combined their respective cinema screen advertising businesses into a new joint venture company called National CineMedia, LLC ("NCM") and on July 15, 2005, Cinemark Holdings, Inc., ("Cinemark") joined NCM, as one of the founding members. NCM engages in the marketing and sale of cinema advertising and promotions products; business communications and training services; and the distribution of digital alternative content. The Company records its share of on-screen advertising revenues generated by NCM in other theatre revenues.

        Loyalty Program:    The Company records the estimated incremental cost of providing free concession items for awards under its Moviewatcher loyalty program when the awards are earned. Historically, the costs of these awards have not been significant.

        Advertising Costs:    The Company expenses advertising costs as incurred and does not have any direct-response advertising recorded as assets. Advertising costs were $9,103,000, $18,121,000 and $20,677,000 for the periods ended April 1, 2010, April 2, 2009 and April 3, 2008, respectively.

        Cash and Equivalents:    Under the Company's cash management system, checks issued but not presented to banks frequently result in book overdraft balances for accounting purposes and are classified within accounts payable in the balance sheet. The change in book overdrafts are reported as a component of operating cash flows for accounts payable as they do not represent bank overdrafts. The amount of these checks included in accounts payable as of April 1, 2010 and April 2, 2009 was $60,943,000 and $55,302,000, respectively. All highly liquid debt instruments and investments purchased with an original maturity of three months or less are classified as cash equivalents.

        Intangible Assets:    Intangible assets are recorded at cost or fair value, in the case of intangible assets resulting from acquisitions, and are comprised of lease rights, amounts assigned to theatre leases acquired under favorable terms, customer relationship intangible assets, management contracts and

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

trademarks, each of which are being amortized on a straight-line basis over the estimated remaining useful lives of the assets except for a customer relationship intangible asset and the AMC Trademark intangible asset. The customer relationship intangible asset is amortized over eight years based upon the pattern in which the economic benefits of the intangible asset are expected to be consumed or otherwise used up. This pattern indicates that over 2/3rds of the cash flow generated from the asset is derived during the first five years. The AMC Trademark intangible asset is considered an indefinite lived intangible asset, and therefore is not amortized but rather evaluated for impairment annually. In fiscal 2009, the Company impaired a favorable lease intangible asset in the amount of $1,364,000.

        Investments:    The Company accounts for its investments in non-consolidated entities using either the cost or equity methods of accounting as appropriate, and has recorded the investments within other long-term assets in its consolidated balance sheets and records equity in earnings and losses of those entities accounted for following the equity method of accounting within equity in (earnings) losses of non-consolidated entities in its consolidated statements of operations. The Company follows the guidance in ASC 323-30-35-3, which prescribes the use of the equity method for investments that are not considered to be minor in limited liability companies that maintain specific ownership accounts. The Company classifies gains and losses on sales of and changes of interest in equity method investments within equity in (earnings) losses of non-consolidated entities, and classifies gains and losses on sales of investments accounted for using the cost method in investment income. As of April 1, 2010, the Company holds an 18.23% interest in NCM, a joint venture that markets and sells cinema advertising and promotions; a 26% interest in Movietickets.com, a joint venture that provides moviegoers with a way to buy movie tickets online, access local showtime information, view trailers and read reviews; a 29.0% interest in Digital Cinema Implementation Partners LLC, a joint venture charged with implementing digital cinema in the Company's theatres; a 50% interest in three theatres that are accounted for following the equity method of accounting; and a 50% interest in Midland Empire Partners, LLC, a joint venture developing live and film entertainment venues in the Power & Light District of Kansas City, Missouri. In February 2007, the Company recorded a change of interest gain of $132,622,000 and received distributions in excess of its investment in NCM related to the redemption of preferred and common units of $106,188,000. Future equity in earnings from NCM on the Company's original NCM membership units (Tranche 1 Investment) will not be recognized until cumulative earnings exceed the redemption gain or cash distributions of earnings are received. Additional NCM membership units received pursuant to the Common Unit Adjustment Agreement dated as of February 13, 2007 represent separate investments (Tranche 2 Investments) and any undistributed equity in the earnings of NCM are recognized under the equity method of accounting. At April 1, 2010, the Company's recorded investments are less than its proportional ownership of the underlying equity in these entities by approximately $2,868,000, excluding NCM. These differences will be amortized to equity in earnings or losses over the estimated useful lives of the related assets or evaluated for impairment. Included in equity in earnings of non-consolidated entities for the 52 weeks ended April 2, 2009 is an impairment charge of $2,742,000 related to a theatre joint venture investment. The decline in the fair market value of the investment was considered other than temporary due to competitive theatre builds.

        Goodwill:    Goodwill represents the excess of cost over fair value of net tangible and identifiable intangible assets related to acquisitions. The Company is not required to amortize goodwill as a charge

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

to earnings; however, the Company is required to conduct an annual review of goodwill for impairment.

        The Company's recorded goodwill was $1,844,757,000 as of both April 1, 2010 and April 2, 2009. The Company evaluates goodwill and its trademark for impairment annually as of the beginning of the fourth fiscal quarter or more frequently as specific events or circumstances dictate. The Company's goodwill is recorded in its Theatrical Exhibition operating segment which is also the reporting unit for purposes of evaluating recorded goodwill for impairment. If the carrying value of the reporting unit exceeds its fair value the Company is required to reallocate the fair value of the reporting unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the price paid to acquire the reporting unit. The Company determines fair value by using an enterprise valuation methodology determined by applying multiples to cash flow estimates less net indebtedness, which the Company believes is an appropriate method to determine fair value. There is considerable management judgment with respect to cash flow estimates and appropriate multiples and discount rates to be used in determining fair value and such management estimates fall under Level 3 within the fair value measurement hierarchy, see Note 14—Fair Value Measurements.

        The Company performed its annual impairment analysis during the fourth quarter of fiscal 2010. The fair value of the Company's Theatrical Exhibition operations exceed the carrying value by more than 10% and management does not believe that impairment is probable.

        Other Long-term Assets:    Other long-term assets are comprised principally of investments in partnerships and joint ventures, costs incurred in connection with the issuance of debt securities, which are being amortized to interest expense over the respective lives of the issuances, and capitalized computer software, which is amortized over the estimated useful life of the software.

        Leases:    The majority of the Company's operations are conducted in premises occupied under lease agreements with initial base terms ranging generally from 15 to 20 years, with certain leases containing options to extend the leases for up to an additional 20 years. The Company does not believe that exercise of the renewal options are reasonably assured at the inception of the lease agreements and, therefore, considers the initial base term as the lease term. Lease terms vary but generally the leases provide for fixed and escalating rentals, contingent escalating rentals based on the Consumer Price Index not to exceed certain specified amounts and contingent rentals based on revenues with a guaranteed minimum.

        The Company's lease terms commence at the time it obtains "control and access" to the leased premises which is generally a date prior to the "lease commencement date" contained in the lease agreements.

        The Company records rent expense for its operating leases on a straight-line basis over the base term of the lease agreements commencing with the date the Company has "control and access" to the leased premises, which is generally a date prior to the "lease commencement date" in the lease agreement. Rent expense related to any "rent holiday" is recorded as operating expense, until construction of the leased premises is complete and the premises are ready for their intended use. Rent charges upon completion of the leased premises subsequent to the theatre opening date are expensed as a component of rent expense.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Occasionally, the Company will receive amounts from developers in excess of the costs incurred related to the construction of the leased premises. The Company records the excess amounts received from developers as deferred rent and amortizes the balance as a reduction to rent expense over the base term of the lease agreement.

        The Company evaluates the classification of its leases following the guidance in ASC 540-10-25. Leases that qualify as capital leases are recorded at the present value of the future minimum rentals over the base term of the lease using the Company's incremental borrowing rate. Capital lease assets are assigned an estimated useful life at the inception of the lease that generally correspond with the base term of the lease.

        Occasionally, the Company is responsible for the construction of leased theatres and for paying project costs that are in excess of an agreed upon amount to be reimbursed from the developer. ASC 840-40-05-5 requires the Company to be considered the owner (for accounting purposes) of these types of projects during the construction period and therefore is required to account for these projects as sale and leaseback transactions. As a result, the Company has recorded $30,956,000 and $31,970,000 as financing lease obligations for failed sale leaseback transactions on its Consolidated Balance Sheets related to these types of projects as of April 1, 2010 and April 2, 2009, respectively.

        Sale and Leaseback Transactions:    The Company accounts for the sale and leaseback of real estate assets in accordance with ASC 840-40. Losses on sale leaseback transactions are recognized at the time of sale if the fair value of the property sold is less than the undepreciated cost of the property. Gains on sale and leaseback transactions are deferred and amortized over the remaining base term of the lease.

        Impairment of Long-lived Assets:    The Company reviews long-lived assets, including definite-lived intangibles, investments in non-consolidated subsidiaries accounted for under the equity method, marketable equity securities and internal use software for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company identifies impairments related to internal use software when management determines that the remaining carrying value of the software will not be realized through future use. The Company reviews internal management reports on a quarterly basis as well as monitors current and potential future competition in the markets where it operates for indicators of triggering events or circumstances that indicate potential impairment of individual theatre assets. The Company evaluates theatres using historical and projected data of theatre level cash flow as its primary indicator of potential impairment and considers the seasonality of its business when making these evaluations. The Company performs its annual impairment analysis during the fourth quarter because Christmas and New Year's holiday results comprise a significant portion of the Company's operating cash flow, and the actual results from this period, which are available during the fourth quarter of each fiscal year, are an integral part of the impairment analysis. Under these analyses, if the sum of the estimated future cash flows, undiscounted and without interest charges, are less than the carrying amount of the asset, an impairment loss is recognized in the amount by which the carrying value of the asset exceeds its estimated fair value. Assets are evaluated for impairment on an individual theatre basis, which management believes is the lowest level for which there are identifiable cash flows. The impairment evaluation is based on the estimated cash flows from continuing use until the expected disposal date or the fair value of furniture,

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

fixtures and equipment. The expected disposal date does not exceed the remaining lease period unless it is probable the lease period will be extended and may be less than the remaining lease period when the Company does not expect to operate the theatre to the end of its lease term. The fair value of assets is determined as either the expected selling price less selling costs (where appropriate) or the present value of the estimated future cash flows. The fair value of furniture, fixtures and equipment has been determined using similar asset sales and in some instances with the assistance of third party valuation studies. The discount rate used in determining the present value of the estimated future cash flows was based on management's expected return on assets during fiscal 2010.

        There is considerable management judgment necessary to determine the estimated future cash flows and fair values of our theatres and other long-lived assets, and, accordingly, actual results could vary significantly from such estimates which fall under Level 3 within the fair value measurement hierarchy, see Note 14—Fair Value Measurements. During fiscal 2010, the Company recognized non-cash impairment losses of $3,765,000 related to theatre fixed assets. The Company recognized an impairment loss of $2,330,000 on five theatres with 41 screens (in California, Florida, Maryland, New York and Utah), which was related to property, net. The Company also adjusted the carrying value of undeveloped real estate assets located in Illinois based on a recent appraisal which resulted in an impairment charge of $1,435,000.

        Impairment losses in the Consolidated Statements of Operations are included in the following captions:

(In thousands)	52 weeks Ended April 1, 2010	52 weeks Ended April 2, 2009	53 weeks Ended April 3, 2008
Impairment of long-lived assets	$3,765	$73,547	$8,933
Equity in (earnings) losses of non-consolidated entities	—	2,742	—
Investment income	—	1,512	—

Total impairment losses	$3,765	$77,801	$8,933

        Foreign Currency Translation:    Operations outside the United States are generally measured using the local currency as the functional currency. Assets and liabilities are translated at the rates of exchange at the balance sheet date. Income and expense items are translated at average rates of exchange. The resultant translation adjustments are included in foreign currency translation adjustment, a separate component of accumulated other comprehensive income (loss). Gains and losses from foreign currency transactions, except those intercompany transactions of a long-term investment nature, are included in net earnings (loss).

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Other income:    The following table sets forth the components of other income:

(In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
Gain on extinguishment of Parent term loan facility	$85,234	$—	$—
Loss on redemption of 8 5/8% Senior Notes due 2012	(11,276)	—	—
Casualty insurance recoveries	—	—	1,246
Business interruption insurance recoveries	244	—	397
Gift card redemptions considered to be remote	13,591	14,139	11,289

Other income	$87,793	$14,139	$12,932

        Earnings (loss) per Share:    Basic earnings (loss) per share is computed by dividing net earnings (loss) by the weighted-average number of common shares outstanding. Diluted earnings (loss) per share includes the effects of outstanding stock options, if dilutive.

        The following table sets forth the computation of basic and diluted earnings (loss) from continuing operations per common share:

(In thousands, except per share data)	52 weeks Ended April 1, 2010	52 weeks Ended April 2, 2009	53 weeks Ended April 3, 2008
Numerator:
Earnings (loss) from continuing operations	$87,445	$(158,774)	$(8,043)

Denominator:
Shares for basic earnings (loss) per common share	1,278.82	1,281.20	1,282.65
Stock options	2.60	—	—

Shares for diluted earnings per common share	1,281.42	1,281.20	1,282.65

Basic earnings (loss) from continuing operations per common share	$68.38	$(123.93)	$(6.27)

Diluted earnings (loss) from continuing operations per common share	$68.24	$(123.93)	$(6.27)

        Options to purchase 10,830.71809 shares of common stock at a weighted average exercise price of $491 per share were outstanding during the year ended April 1, 2010, but were not included in the computations of diluted earnings per share since they were anti-dilutive. Options to purchase 26,811.1680905 shares of common stock at a weighted average exercise price of $391.43 were outstanding during the year ended April 2, 2009, but were not included in the computations of diluted loss per share since they were anti-dilutive. Options to purchase 36,521.356392 shares of common stock

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

at $491 per share were outstanding during the year ended April 3, 2008, but were not included in the computations of diluted loss per share since they were anti-dilutive.

        Pro forma earnings per share (Unaudited):    The pro forma effect of the conversion of various classes of common stock to common stock and expected payment of $28,177,000 pursuant to our Management Agreement have been reflected in the accompanying pro forma information for the period ended April 1, 2010. Prior to consummating this offering, Parent intends to reclassify each share of its existing Class A common stock, Class N common stock and Class L common stock. Pursuant to the reclassification, which is being treated in a manner similar to a stock split, each holder of shares of Class A common stock, Class N common stock and Class L common stock will receive      shares of common stock for one share of Class A common stock, Class L common stock or Class N common stock. Pro forma per share data also gives effect to an increase of                   shares which, when multiplied by an assumed offering price of           per share (the mid-point of the estimated offering price range set forth on the cover page of this prospectus), would be sufficient to replace the expected payment of $28,177,000 pursuant to our Management Agreement.

        Stock-based Compensation:    The Company granted options on 60,243.17873 shares to certain employees during the periods ended March 31, 2005, March 30, 2006, April 2, 2009 and April 1, 2010. The options have a ten year term and the options granted during fiscal 2005 step-vest in equal amounts over five years with the final vesting having occurred on December 23, 2009. The options granted during fiscal 2006 step-vest in equal amounts over three years with final vesting having occurred on December 23, 2008. The options granted during fiscal 2009 step-vest in equal amounts over five years with final vesting occurring on March 6, 2014, but vesting may accelerate for certain participants if there is a change of control (as defined in the plan). The options granted during fiscal 2010 step-vest in equal amounts over five years with final vesting occurring on May 28, 2014. Parent has recorded $1,384,000, $2,622,000 and $207,000 of stock-based compensation expense related to these options within general and administrative: other for fiscal 2010, 2009 and 2008, respectively.

        The options have been accounted for using the fair value method of accounting for stock-based compensation arrangements, and the Company has valued the options using the Black-Scholes formula and has elected to use the simplified method for estimating the expected term of "plain vanilla" share option grants as it does not have enough historical experience to provide a reasonable estimate.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The following table reflects the weighted average fair value per option granted during each year, as well as the significant weighted average assumptions used in determining fair value using the Black-Scholes option-pricing model:

	April 1, 2010	April 2, 2009
Weighted average fair value on grant date	$135.71	$129.46
Risk-free interest rate	2.6%	2.6%
Expected life (years)	6.5	6.5
Expected volatility(1)	35.0%	35.0%
Expected dividend yield	—	—

(1)
The Company uses share values of its publicly traded competitor peer group for purposes of calculating volatility.

        Income Taxes:    The Company accounts for income taxes in accordance with ASC 740-10. Under ASC 740-10, deferred income tax effects of transactions reported in different periods for financial reporting and income tax return purposes are recorded by the liability method. This method gives consideration to the future tax consequences of deferred income or expense items and recognizes changes in income tax laws in the period of enactment. The income statement effect is generally derived from changes in deferred income taxes on the balance sheet.

        Casualty Insurance:    The Company is self-insured for general liability up to $500,000 per occurrence and carries a $400,000 deductible limit per occurrence for workers compensation claims. The Company utilizes actuarial projections of its ultimate losses to calculate its reserves and expense. The actuarial method includes an allowance for adverse developments on known claims and an allowance for claims which have been incurred but which have not yet been reported. As of April 1, 2010 and April 2, 2009, the Company had recorded casualty insurance reserves of $16,253,000 and $19,179,000, respectively, net of estimated insurance recoveries. The Company recorded expenses related to general liability and workers compensation claims of $11,363,000, $10,537,000 and $14,836,000 for the periods ended April 1, 2010, April 2, 2009 and April 3, 2008, respectively.

        New Accounting Pronouncements:    In January 2010, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2010-06, Fair Value Measurements and Disclosures (Topic 820)—Improving Disclosures about Fair Value Measurements, ("ASU 2010-06"). This Update provides a greater level of disaggregated information and enhanced disclosures about valuation techniques and inputs to fair value measurements. ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009 and is effective for the Company as of the end of fiscal 2010 except for the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010, and for interim periods within those fiscal years and is effective for the Company as of the beginning of fiscal 2011. See Note 11—Employee Benefit Plans and Note 14—Fair Value Measurements for required disclosures.

        In October 2009, the FASB issued ASU No. 2009-13, Revenue Recognition (Topic 605)—Multiple-Deliverable Revenue Arrangements—A Consensus of the FASB Emerging Issues Task Force,

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

("ASU 2009-13"). This Update provides amendments to the criteria in Subtopic 605-25 that addresses how to separate multiple-deliverable arrangements and how to measure and allocate arrangement consideration to one or more units of accounting. In addition, this amendment significantly expands the disclosure requirements related to multiple-deliverable revenue arrangements. ASU 2009-13 will be effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June 15, 2010 and is effective for the Company as of the beginning of fiscal 2012. Early adoption is permitted. The Company is in the process of evaluating the impact ASU 2009-13 will have on its financial statements.

        In June 2009, the FASB amended guidance for determining whether an entity is a variable interest entity and requires an analysis to determine whether the variable interest gives a company a controlling financial interest in the variable interest entity. This guidance is included in ASC 810, Consolidation, which will require an ongoing reassessment and eliminates the quantitative approach previously required for determining whether a company is the primary beneficiary. This guidance is effective as of the beginning of the first fiscal year beginning after November 15, 2009 and is effective for the Company in the first quarter of fiscal 2011. The Company is in the process of determining what effects the application of this guidance may have on its consolidated financial position, but does not believe the guidance will have a material impact.

        In December 2008, the FASB issued ASC 715-20-65, guidance for employers' disclosures about postretirement benefit plan assets, which requires additional fair value disclosures about employers' defined benefit pension or other postretirement plan assets. Specifically, employers are required to disclose information about how investment allocation decisions are made, the fair value of each major category of plan assets and information about the inputs and valuation techniques used to develop the fair value measurements of plan assets. This guidance is effective for financial statements issued for fiscal years ending after December 15, 2009 and is effective for the Company in fiscal 2010. See Note 11—Employee Benefit Plans for required disclosures.

        In December 2007, the FASB revised ASC 805, Business Combinations, which addresses the accounting and disclosure for identifiable assets acquired, liabilities assumed, and noncontrolling interests in a business combination. This statement requires all business combinations completed after the effective date to be accounted for by applying the acquisition method (previously referred to as the purchase method); expands the definition of transactions and events that qualify as business combinations; requires that the acquired assets and liabilities, including contingencies, be recorded at the fair value determined on the acquisition date and changes thereafter reflected in income, not goodwill; changes the recognition timing for restructuring costs; and requires acquisition costs to be expensed as incurred rather than being capitalized as part of the cost of acquisition. This standard became effective in the first quarter of fiscal 2010. The Company changed its accounting treatment for business combinations on a prospective basis. In addition, the reversal of valuation allowance for deferred tax assets related to business combinations will flow through the Company's income tax provision, on a prospective basis, as opposed to goodwill.

        Presentation:    Effective April 3, 2009, certain advertising costs related to film exhibition were reclassified from operating expense to film exhibition costs with a conforming reclassification made for the prior year presentation. Effective April 1, 2010, preopening expense, theatre and other closure expense (income), and disposition of assets and other losses (gains) were reclassified to operating

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 1—THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

expense with a conforming reclassification made for the prior year presentation. Additionally, in the consolidated statements of cash flows, certain operating activities were reclassified to other, net and certain investing activities were reclassified to other, net, with conforming reclassifications made for the prior year presentation. These presentation reclassifications reflect how management evaluates information presented in the statement of operations and consolidated statements of cash flows.

        Subsequent Events:    The Company has evaluated subsequent events through June 29, 2010.

NOTE 2—DISCONTINUED OPERATIONS

        On December 29, 2008, the Company sold all of its interests in Cinemex, which then operated 44 theatres with 493 screens primarily in the Mexico City Metropolitan Area, to Entretenimiento GM de Mexico S.A. de C.V. The operations and cash flows of the Cinemex theatres have been eliminated from the Company's ongoing operations as a result of the disposal transaction. The purchase price received at the date of the sale and in accordance with the Stock Purchase Agreement was $248,141,000. During the year ended April 1, 2010, the Company received payments of $4,315,000 for purchase price related to tax payments and refunds, and a working capital calculation and post closing adjustments. Additionally, the Company estimates that it is contractually entitled to receive an additional $8,752,000 of the purchase price related to other tax payments and refunds. While the Company believes it is entitled to these amounts from Cinemex, the resolution and collection will require litigation which was initiated by the Company on April 30, 2010. Resolution could take place over a prolonged period. As a result of the litigation, the Company has established an allowance for doubtful accounts related to this receivable in the amount of $7,480,000 and further directly charged off $1,381,000 of certain amounts as uncollectible with an offsetting charge of $8,861,000 recorded to loss on disposal included as a component of discontinued operations. The Company does not have any significant continuing involvement in the operations of the Cinemex theatres after the disposition. The results of operations of the Cinemex theatres have been classified as discontinued operations for all periods presented.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 2—DISCONTINUED OPERATIONS (Continued)

        Components of amounts reflected as earnings (loss) from discontinued operations in the Company's Consolidated Statements of Operations are presented in the following table:

Statements of operations data:

(In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
Revenues
Admissions	$—	$62,009	$87,469
Concessions	—	44,744	60,456
Other theatre	—	21,755	23,358

Total revenues	—	128,508	171,283

Operating Costs and Expenses
Film exhibition costs	—	27,338	37,435
Concession costs	—	10,158	13,949
Operating expense	—	32,699	42,302
Rent	—	14,934	18,540
General and administrative—other	—	8,880	10,720
Depreciation and amortization	—	21,070	29,083
Loss (gain) on disposal	7,534	(14,772)	—

Operating costs and expenses	7,534	100,307	152,029

Operating income (loss)	(7,534)	28,201	19,254
Other Expense (Income)
Other expense	—	416	501
Interest expense
Corporate borrowings	—	7,299	11,282
Capital and financing lease obligations	—	582	645
Investment income	—	(1,124)	(1,756)

Total other expense	—	7,173	10,672

Earnings (loss) before income taxes	(7,534)	21,028	8,582
Income tax provision	—	11,300	6,780

Net earnings (loss) from discontinued operations	$(7,534)	$9,728	$1,802

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 3—PROPERTY

        A summary of property is as follows:

(In thousands)	April 1, 2010	April 2, 2009
Property owned:
Land	$43,384	$43,384
Buildings and improvements	157,142	156,665
Leasehold improvements	824,461	812,972
Furniture, fixtures and equipment	1,243,323	1,253,050

	2,268,310	2,266,071
Less-accumulated depreciation and amortization	1,421,367	1,319,353

	846,943	946,718

Property leased under capital leases:
Buildings and improvements	33,864	33,864
Less-accumulated amortization	17,275	15,914

	16,589	17,950

	$863,532	$964,668

        Property is recorded at cost or fair value, in the case of property resulting from acquisitions. The Company uses the straight-line method in computing depreciation and amortization for financial reporting purposes. The estimated useful lives for leasehold improvements reflect the shorter of the base terms of the corresponding lease agreements or the expected useful lives of the assets. The estimated useful lives are as follows:

Buildings and improvements	5 to 40 years
Leasehold improvements	1 to 20 years
Furniture, fixtures and equipment	1 to 10 years

        Expenditures for additions (including interest during construction) and betterments are capitalized, and expenditures for maintenance and repairs are charged to expense as incurred. The cost of assets retired or otherwise disposed of and the related accumulated depreciation and amortization are eliminated from the accounts in the year of disposal. Gains or losses resulting from property disposals are included in operating expense in the accompanying consolidated statements of operations.

        Depreciation expense was $163,506,000, $174,851,000, and $190,194,000 for the periods ended April 1, 2010, April 2, 2009, and April 3, 2008, respectively.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 4—GOODWILL AND OTHER INTANGIBLE ASSETS

        Activity of goodwill is presented below.

(In thousands)
Balance as of April 3, 2008	$2,078,884
Currency translation adjustment	(45,977)
Fair value deferred tax asset adjustments LCE(1)	(31,515)
Disposition of Cinemex	(156,635)

Balance as of April 1, 2010 and April 2, 2009	$1,844,757

(1)
Adjustments to fair value relate to the release of a valuation allowance initially recorded in purchase accounting for deferred tax assets related to net operating loss carryforwards expected to be utilized in the future for a deferred taxable gain related to the purchase of term loans.

        Activity of other intangible assets is presented below:

		April 1, 2010		April 2, 2009
(In thousands)	Remaining Useful Life	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Amortizable Intangible Assets:
Favorable leases	3 to 11 years	$104,301	$(43,782)	$104,646	$(35,949)
Loyalty program	3 years	46,000	(38,870)	46,000	(34,914)
LCE trade name	1 year	2,300	(1,920)	2,300	(1,460)
LCE management contracts	13 to 21 years	35,400	(29,209)	35,400	(27,893)
Other intangible assets	1 to 12 years	13,654	(13,442)	13,654	(13,418)

Total, amortizable		$201,655	$(127,223)	$202,000	$(113,634)

Unamortized Intangible Assets:
AMC trademark		$74,000		$74,000

        Amortization expense associated with the intangible assets noted above is as follows:

(In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
Recorded amortization	$13,934	$21,481	$28,387

        Estimated amortization expense for the next five fiscal years for intangible assets is projected below:

(In thousands)	2011	2012	2013	2014	2015
Projected amortization expense	$11,980	$10,856	$10,147	$7,769	$7,120

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 5—INVESTMENTS

        Investments in non-consolidated affiliates and certain other investments accounted for under the equity method generally include all entities in which the Company or its subsidiaries have significant influence, but not more than 50% voting control. Investments in non-consolidated affiliates as of April 1, 2010, include an 18.23% interest in National CineMedia, LLC ("NCM"), a 50% interest in three U.S. motion picture theatres and one IMAX screen, a 26% equity interest in Movietickets.com, Inc. ("MTC"), a 50% interest in Midland Empire Partners, LLC and a 29% interest in Digital Cinema Implementation Partners, LLC ("DCIP"). Financial results for the 53 weeks ended April 3, 2008 include a 50% interest in Hoyts General Cinemas South America ("HGCSA"), an entity that operated 17 theatres in South America, which was disposed of in July 2007.

        In May 2007, the Company disposed of its investment in Fandango, Inc. ("Fandango"), accounted for using the cost method, for total proceeds of approximately $20,360,000, of which $17,977,000 was received in May and September 2007 and $2,383,000 was received in November 2008. The Company recorded a gain on the sale recorded in investment income of approximately $15,977,000 during fiscal 2008 and $2,383,000 during fiscal 2009. In July 2007, the Company disposed of its investment in HGCSA for total proceeds of approximately $28,682,000 and recorded a gain on the sale included in equity earnings of non-consolidated entities of approximately $18,751,000.

DCIP Transactions

        On March 10, 2010, DCIP completed its financing transactions for the deployment of digital projection systems to nearly 14,000 movie theatre screens across North America, including screens operated or managed by the Company, Cinemark Holdings, Inc. ("Cinemark") and Regal Entertainment Group ("Regal"). At closing the Company contributed 342 projection systems that it owned to DCIP which were recorded at estimated fair value as part of an additional investment in DCIP of $21,768,000. The Company also made cash investments in DCIP of $840,000 at closing and DCIP made a distribution of excess cash to us after the closing date and prior to year-end of $1,262,000. The Company recorded a loss on contribution of the 342 projection systems of $563,000, based on the difference between estimated fair value and its carrying value on the date of contribution. On March 26, 2010, the Company acquired 117 digital projectors from third party lessors for $6,784,000 and sold them together with 7 digital projectors that it owned to DCIP for $6,570,000. The Company recorded a loss on the sale of these 124 systems to DCIP of $697,000. As of April 1, 2010, the Company operated 568 digital projection systems leased from DCIP pursuant to operating leases and anticipates that it will have deployed 4,000 of these systems in its existing theatres over the next three to four years.

        The digital projection systems leased from DCIP and its affiliates will replace most of the Company's existing 35 millimeter projection systems in its U.S. theatres. The Company is examining its estimated depreciable lives for its existing equipment, with a net book value of approximately $14,224,000 that will be replaced and expects to accelerate the depreciation of these existing 35 millimeter projection systems, based on the estimated digital projection system deployment timeframe.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 5—INVESTMENTS (Continued)

NCM Transactions

        On March 29, 2005, the Company along with Regal combined their screen advertising operations to form NCM. On July 15, 2005, Cinemark joined the NCM joint venture by contributing its screen advertising business. On February 13, 2007, National CineMedia, Inc. ("NCM, Inc."), a newly formed entity that now serves as the sole manager of NCM, closed its initial public offering, or IPO, of 42,000,000 shares of its common stock at a price of $21.00 per share.

        In connection with the completion of NCM, Inc.'s IPO, on February 13, 2007, the Company entered into the Third Amended and Restated Limited Liability Company Operating Agreement (the "NCM Operating Agreement") among the Company, Regal and Cinemark (the "Founding Members"). Pursuant to the NCM Operating Agreement, the members are granted a redemption right to exchange common units of NCM for, at the option of NCM, Inc., NCM, Inc. shares of common stock on a one-for-one basis or a cash payment equal to the market price of one share of NCM, Inc.'s common stock. Upon execution of the NCM Operating Agreement, each existing preferred unit of NCM held by the Founding Members was redeemed in exchange for $13.7782 per unit, resulting in the cancellation of each preferred unit. NCM used the proceeds of a new $725,000,000 term loan facility and $59,800,000 of net proceeds from the NCM, Inc. IPO to redeem the outstanding preferred units. The Company received approximately $259,347,000 in the aggregate for the redemption of all its preferred units in NCM. The Company received approximately $26,467,000 from selling common units in NCM to NCM, Inc. in connection with the exercise of the underwriters' over-allotment option in the NCM, Inc. IPO.

        Also in connection with the completion of NCM, Inc.'s IPO, the Company agreed to modify NCM's payment obligations under the prior Exhibitor Services Agreement ("ESA") in exchange for approximately $231,308,000. The ESA provides a term of 30 years for advertising and approximately five year terms (with automatic renewal provisions) for meeting event and digital programming services, and provides NCM with a five year right of first refusal for the services beginning one year prior to the end of the term. The ESA also changed the basis upon which the Company is paid by NCM from a percentage of revenues associated with advertising contracts entered into by NCM to a monthly theatre access fee. The theatre access fee is now composed of a fixed payment per patron and a fixed payment per digital screen, which increases by 8% every five years starting at the end of fiscal 2011 for payments per patron and by 5% annually starting at the end of fiscal 2007 for payments per digital screen. The theatre access fee paid in the aggregate to the Founding Members will not be less than 12% of NCM's aggregate advertising revenue, or it will be adjusted upward to meet this minimum payment. Additionally, the Company entered into the First Amended and Restated Loews Screen Integration Agreement with NCM on February 13, 2007, pursuant to which the Company paid NCM an amount that approximated the EBITDA that NCM would have generated if it had been able to sell advertising in the Loews Cineplex Entertainment Corporation ("Loews") theatre chain on an exclusive basis commencing upon the completion of NCM, Inc.'s IPO, and NCM issued common membership units in NCM, increasing the Company's ownership interest to approximately 33.7%; such Loews payments were made quarterly until the former screen advertising agreements expired in fiscal 2009. The Loews Screen Integration payments totaling $15,982,000 have been paid in full in fiscal 2010. The Company is also required to purchase from NCM any on-screen advertising time provided to the Company's beverage concessionaire at a negotiated rate. In addition, the Company expects to receive mandatory quarterly distributions of excess cash from NCM. Immediately following the NCM, Inc. IPO, the Company held an 18.6% interest in NCM.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 5—INVESTMENTS (Continued)

        Annual adjustments to the common membership units are made pursuant to the Common Unit Adjustment Agreement dated as of February 13, 2007 between NCM, Inc. and the Founding Members. The Common Unit Adjustment Agreement was created to account for changes in the number of theatre screens operated by each of the Founding Members. Historically, each of the Founding Members has increased the number of screens it operates through acquisitions and newly built theatres. Since these incremental screens and increased attendance in turn provide for additional advertising revenues to NCM, NCM agreed to compensate the Founding Members by issuing additional common membership units to the Founding Members in consideration for their increased attendance and overall contribution to the joint venture. The Common Unit Adjustment Agreement also provides protection to NCM in that the Founding Members may be required to transfer or surrender common units to NCM based on certain limited events, including declines in attendance and the number of screens operated. As a result, each Founding Member's equity ownership interests are proportionately adjusted to reflect the risks and rewards relative to their contributions to the joint venture.

        The Common Unit Adjustment Agreement provides that transfers of common units are solely between the Founding Members and NCM. There are no transfers of units among the Founding Members. In addition, there are no circumstances under which common units would be surrendered by the Company to NCM in the event of an acquisition by one of the Founding Members. However, adjustments to the common units owned by one of the Founding Members will result in an adjustment to the Company's equity ownership interest percentage in NCM.

        Pursuant to our Common Unit Adjustment Agreement, from time to time, common units of NCM held by the Founding Members will be adjusted up or down through a formula ("Common Unit Adjustment") primarily based on increases or decreases in the number of theatre screens operated and theatre attendance generated by each Founding Member. The common unit adjustment is computed annually, except that an earlier common unit adjustment will occur for a Founding Member if its acquisition or disposition of theatres, in a single transaction or cumulatively since the most recent common unit adjustment, will cause a change of 2% or more in the total annual attendance of all of the Founding Members. In the event that a common unit adjustment is determined to be a negative number, the Founding Member shall cause, at its election, either (a) the transfer and surrender to NCM of a number of common units equal to all or part of such Founding Member's common unit adjustment or (b) pay to NCM, an amount equal to such Founding Member's common unit adjustment calculated in accordance with the Common Unit Adjustment Agreement.

        Effective March 27, 2008, the Company received 939,853 common membership units of NCM as a result of the Common Unit Adjustment, increasing the Company's interest in NCM to 19.1%. The Company recorded the additional units received as a result of the Common Unit Adjustment at a fair value of $21.6 million, based on a price for shares of NCM, Inc. on March 26, 2008, of $22.98 per share, and as a new investment (Tranche 2 Investment) with an offsetting adjustment to deferred revenue. Effective May 29, 2008, NCM issued 2,913,754 common membership units to another Founding Member due to an acquisition, which caused a decrease in the Company's ownership share from 19.1% to 18.52%. Effective March 17, 2009, the Company received 406,371 common membership units of NCM as a result of the Common Unit Adjustment, increasing the Company's interest in NCM to 18.53%. The Company recorded these additional units at a fair value of $5.5 million, based on a price for shares of NCM, Inc. on March 17, 2009, of $13.42 per share, with an offsetting adjustment to deferred revenue. Effective March 17, 2010, the Company received 127,290 common membership units of NCM. As a result of the Common Unit Adjustment among the Founding Members, the Company's

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 5—INVESTMENTS (Continued)

interest in NCM decreased to 18.23% as of April 1, 2010. The Company recorded the additional units received at a fair value of $2.3 million, based on a price for shares of NCM, Inc. on March 17, 2010, of $17.99 per share, with an offsetting adjustment to deferred revenue. Effective June 14, 2010 and with a settlement date of June 28, 2010, the Company received 6,510,209 common membership units in NCM as a result of an Extraordinary Common Unit Adjustment in connection with the Company's acquisition of Kerasotes. The Company recorded the additional units at a fair value of $111.5 million, based on a price for shares of NCM, Inc. on June 14, 2010, of $17.13 per share, with an offsetting adjustment to deferred revenue. As a result of the Extraordinary Common Unit Adjustment, the Company's interest in NCM increases to 23.05%.

        As a result of NCM, Inc.'s IPO and debt financing, the Company recorded a change of interest gain of $132,622,000 and received distributions in excess of its investment in NCM related to the redemption of preferred and common units of $106,188,000. The Company reduced its investment in NCM to zero and recognized the change of interest gain and the excess distribution as a gain in equity in earnings of non-consolidated entities, as it has not guaranteed any obligations of NCM and is not otherwise committed to provide further financial support for NCM.

        The NCM, Inc. IPO and related transactions have the effect of reducing the amounts NCM, Inc. would otherwise pay in the future to various tax authorities as a result of an increase in its proportionate share of tax basis in NCM's tangible and intangible assets. On the IPO date, NCM , Inc. and the Founding Members entered into a tax receivable agreement. Under the terms of this agreement, NCM, Inc. will make cash payments to the Founding Members in amounts equal to 90% of NCM, Inc.'s actual tax benefit realized from the tax amortization of the intangible assets described above. For purposes of the tax receivable agreement, cash savings in income and franchise tax will be computed by comparing NCM, Inc.'s actual income and franchise tax liability to the amount of such taxes that NCM, Inc. would have been required to pay had there been no increase in NCM Inc.'s proportionate share of tax basis in NCM's tangible and intangible assets and had the tax receivable agreement not been entered into. The tax receivable agreement shall generally apply to NCM, Inc.'s taxable years up to and including the 30th anniversary date of the NCM, Inc. IPO and related transactions. Pursuant to the terms of the tax receivable agreement, the Company received payments of $3,796,000 from NCM, Inc. in fiscal year 2009 with respect to NCM, Inc.'s 2007 taxable year, and in fiscal year 2010, the Company received payments of $8,788,000 with respect to NCM, Inc.'s 2008 and 2009 taxable year. The Company has recorded the distributions received under the tax receivable agreement from NCM, Inc. as additional proceeds received related to its (Tranche 1 Investment) and has recorded the amounts in earnings in a similar fashion to the proceeds received from the NCM, Inc. IPO.
        As of April 1, 2010, the Company owns 18,948,404 units or an 18.23% interest in NCM. As a founding member, the Company has the ability to exercise significant control over the governance of NCM, and, accordingly accounts for its investment following the equity method. The fair market value of the units in National CineMedia, LLC was approximately $334,629,000, based on a price for shares of NCM on April 1, 2010 of $17.66 per share.

Related Party Transactions

        As of April 1, 2010 and April 2, 2009, the Company has recorded $1,462,000 and $1,342,000, respectively, of amounts due from NCM related to on-screen advertising revenue. As of April 1, 2010

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 5—INVESTMENTS (Continued)

and April 2, 2009, the Company had recorded $1,502,000 and $1,657,000, respectively, of amounts due to NCM related to the ESA and the Loews Screen Integration Agreement. The Company recorded revenues for advertising from NCM of $20,352,000, $19,116,000 and $14,531,000 during the 52 weeks ended April 1, 2010, April 2, 2009, and the 53 weeks ended April 3, 2008, respectively. The Company recorded expenses related to its beverage advertising agreement with NCM of $12,107,000, $15,118,000 and $16,314,000 during fiscal years 2010, 2009, and 2008, respectively.

Summary Financial Information

        Investments in non-consolidated affiliates as of April 1, 2010, include an 18.23% interest in National CineMedia, LLC ("NCM"), a 50% interest in three U.S. motion picture theatres and one IMAX screen, a 26% equity interest in Movietickets.com, Inc. ("MTC"), a 50% interest in Midland Empire Partners, LLC and a 29% interest in Digital Cinema Implementation Partners, LLC ("DCIP"). Financial results for the 53 weeks ended April 3, 2008 include a 50% interest in Hoyts General Cinemas South America ("HGCSA"), an entity that operated 17 theatres in South America, which was disposed of in July 2007.

        Condensed financial information of the Company's non-consolidated equity method investments is shown below. Amounts are presented under U.S. GAAP for the periods of ownership by the Company.

Financial Condition:

	April 1, 2010
(In thousands)	NCM	Other	Total
Current assets	$88,906	$56,113	$145,019
Noncurrent assets	212,398	174,432	386,830
Total assets	301,304	230,545	531,849
Current liabilities	32,094	6,427	38,521
Noncurrent liabilities	869,335	91,330	960,665
Total liabilities	901,429	97,757	999,186
Stockholders' deficit	(600,125)	132,788	(467,337)
Liabilities and stockholders' deficit	301,304	230,545	531,849
The Company's recorded investment (1)	$28,826	$41,096	$69,922

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 5—INVESTMENTS (Continued)

	April 2, 2009
(In thousands)	NCM	Other	Total
Current assets	$89,786	$20,398	$110,184
Noncurrent assets	181,169	70,994	252,163
Total assets	270,955	91,392	362,347
Current liabilities	38,723	32,725	71,448
Noncurrent liabilities	884,860	7,516	892,376
Total liabilities	923,583	40,241	963,824
Stockholders' deficit	(652,628)	51,151	(601,477)
Liabilities and stockholders' deficit	270,955	91,392	362,347
The Company's recorded investment(1)	$26,733	$20,706	$47,439

(1)
Certain differences in the Company's recorded investment, for one U.S. motion picture theatre where it has a 50% interest, and its proportional ownership share resulting from the acquisition of the asset in a business combination where the investment was initially recorded at fair value, are amortized to equity in (earnings) or losses over the estimated useful life of approximately 20 years for the underlying building. The recorded equity in earnings of NCM on common membership units owned immediately following the IPO of NCM, Inc. (Tranche 1 Investment) does not include undistributed equity in earnings. The Company considered the excess distribution received following NCM, Inc.'s IPO as an advance on NCM's future earnings. As a result, the Company will not recognize any undistributed equity in earnings of NCM on the original common membership units (Tranche 1 Investment) until NCM's future net earnings equal the amount of the excess distribution.

        The Company reviews investments in non-consolidated subsidiaries accounted for under the equity method for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be fully recoverable. The Company reviews unaudited financial statements on a quarterly basis and audited financial statements on an annual basis for indicators of triggering events or circumstances that indicate the potential impairment of these investments as well as current equity prices for its investment in NCM LLC and discounted projections of cash flows for certain of its other investees. Additionally, the Company has quarterly discussions with the management of significant investees to assist in the identification of any factors that might indicate the potential for impairment. In order to determine whether the carrying value of investments may have experienced an "other-than-temporary" decline in value necessitating the write-down of the recorded investment, the Company considers the period of time during which the fair value of the investment remains substantially below the recorded amounts, the investees financial condition and quality of assets, the length of time the investee has been operating, the severity and nature of losses sustained in current and prior years, a reduction or cessation in the investees dividend payments, suspension of trading in the security, qualifications in accountant's reports due to liquidity or going concern issues, investee announcement of adverse changes, downgrading of investee debt, regulatory actions, changes in reserves for product liability, loss of a principal customer, negative operating cash flows or working capital deficiencies and the recording of an impairment charge by the investee for goodwill, intangible or long-lived assets. Once a determination is made that an other-than-temporary impairment exists, the Company writes down its investment to fair value.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 5—INVESTMENTS (Continued)

        Included in impairment of long-lived assets for the 52 weeks ended April 2, 2009 is an impairment charge of $2,742,000 related to a theatre joint venture investment. The decline in the fair market value of the investment was considered other than temporary due to competitive theatre builds.

Operating Results:

	52 Weeks Ended
(In thousands) April 1, 2010	NCM	Other	Total
Revenues	$391,815	$40,736	$432,551
Operating costs & expenses	262,578	48,241	310,819
Net earnings	129,237	(7,505)	121,732
The Company's recorded equity in earnings (loss)	34,436	(4,136)	30,300

	52 Weeks Ended
(In thousands) April 2, 2009	NCM	Other	Total
Revenues	$380,382	$39,019	$419,401
Operating costs & expenses	277,359	41,415	318,774
Net earnings	103,023	(2,396)	100,627
The Company's recorded equity in earnings (loss)	27,654	(2,831)	24,823

	53 Weeks Ended
(In thousands) April 3, 2008	NCM	Other	Total
Revenues	$275,839	$46,697	$322,536
Operating costs & expenses	168,605	45,539	214,144
Net earnings	107,234	1,158	108,392
The Company's recorded equity in earnings (loss)	22,175	20,844	43,019

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 5—INVESTMENTS (Continued)

        The Company recorded the following changes in the carrying amount of its investment in NCM and equity in (earnings) losses of NCM during the 53 weeks ended April 3, 2008, and the 52 weeks ended April 2, 2009 and April 1, 2010.

(In thousands)	Investment in NCM(1)	Deferred Revenue(2)	Due to NCM(3)	Cash Received (Paid)	Equity in (Earnings) Losses	Advertising (Revenue)
Ending balance March 29, 2007	$—	$(231,045)	$(15,850)	$—	$—	$—
Receipt of excess cash distributions	—	—	—	22,175	(22,175)	—
Payments on Loews' Screen Integration Agreement	—	—	11,201	(11,201)	—	—
Receipt of Common Units	21,598	(21,598)	—	—	—	—
Amortization of deferred revenue	—	2,331	—	—	—	(2,331)

Ending balance April 3, 2008	$21,598	$(250,312)	$(4,649)	$10,974	$(22,175)	$(2,331)

Receipt under Tax Receivable Agreement	$—	$—	$—	$3,796	$(3,796)	$—
Receipt of Common Units	5,453	(5,453)	—	—	—	—
Receipt of excess cash distributions	(1,241)	—	—	24,308	(23,067)	—
Payments on Loews' Screen Integration Agreement	—	—	4,700	(4,700)	—	—
Increase Loews' Screen Integration Liability	—	—	(132)	—	132	—
Change in interest loss(4)	(83)	—	—	—	83	—
Amortization of deferred revenue	—	2,601	—	—	—	(2,601)
Equity in earnings(5)	1,006	—	—	—	(1,006)	—

Ending balance April 2, 2009	$26,733	$(253,164)	$(81)	$23,404	$(27,654)	$(2,601)

Receipt under Tax Receivable Agreement	$—	$—	$—	$8,788	$(8,788)	$—
Receipt of Common Units	2,290	(2,290)	—	—	—	—
Receipt of excess cash distributions	(1,847)	—	—	25,827	(23,980)	—
Payment on Loews' Screen Integration Agreement	—	—	81	(81)	—	—
Receipt of tax credits	(1)	—	—	18	(17)	—
Change in interest loss(4)	(57)	—	—	—	57	—
Amortization of deferred revenue	—	3,132	—	—	—	(3,132)
Equity in earnings(5)	1,708	—	—	—	(1,708)	—

Ending balance April 1, 2010	$28,826	$(252,322)	$—	$34,552	$(34,436)	$(3,132)

(1)
The NCM common membership units held by the Company immediately following the NCM, Inc. IPO are carried at zero cost (Tranche 1 Investment). As provided under the Common Unit Adjustment Agreement dated as of February 13, 2007, the Company received additional NCM common membership units in fiscal 2008, 2009 and 2010, valued at $21,598,000, $5,453,000 and $2,290,000, respectively (Tranche 2 Investments).

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 5—INVESTMENTS (Continued)

(2)
Represents the unamortized portion of the Exhibitors Services Agreement (ESA) modifications payment received from NCM. Such amounts are being amortized to "Other theatre revenues" over a 30 year period ending in 2036, using a units-of-revenue method, as described in ASC 470-10-35 (formerly EITF 88-18, Sales of Future Revenues).

(3)
Represents the amount due to NCM under the Loews Screen Integration Agreement that was fully paid in April 2009.

(4)
The Company's ownership share decreased from 19.1% to 18.52% effective May 29, 2008 due to NCM's issuance of 2,913,754 common membership units to another founding member due to an acquisition. In fiscal 2010, the Company's ownership share decreased to 18.23% due to the allocation of the annual Common Unit Adjustment.

(5)
Represents equity in earnings on the Tranche 2 Investments only.

        Following the NCM, Inc. IPO, the Company will not recognize undistributed equity in the earnings on the original NCM membership units (Tranche 1 Investment) until NCM's future net earnings, less distributions received, surpass the amount of the excess distribution. The Company will recognize equity in earnings only to the extent it receives cash distributions from NCM. The Company considers the excess distribution as an advance on NCM's future earnings and, accordingly, future earnings of NCM should not be recognized through the application of equity method accounting until such time as the Company's share of NCM's future earnings, net of distributions received, exceeds the excess distribution. The Company believes that the accounting model provided by ASC 323-10-35-22 for recognition of equity investee losses in excess of an investor's basis is analogous to the accounting for equity income subsequent to recognizing an excess distribution.

        Additional membership units received as a result of Common Unit Adjustments or Extraordinary Common Unit Adjustments represent separate investments (Tranche 2 Investments) and any undistributed equity in the earnings of NCM are recognized under the equity method of accounting.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 6—SUPPLEMENTAL BALANCE SHEET INFORMATION

        Other assets and liabilities consist of the following:

(In thousands)	April 1, 2010	April 2, 2009
Other current assets:
Prepaid rent	$34,442	$34,135
Income taxes receivable	2,718	8,757
Prepaid insurance and other	12,127	16,854
Merchandise inventory	8,222	6,745
Deferred tax asset	9,300	7,600
Other	6,784	6,709

	$73,593	$80,800

Other long-term assets:
Investments in real estate	$5,126	$6,561
Deferred financing costs	34,678	32,870
Investments in joint ventures	69,922	47,439
Computer software	28,817	31,249
Deferred tax asset	62,700	30,400
Other	6,226	4,752

	$207,469	$153,271

Accrued expenses and other liabilities:
Taxes other than income	$39,470	$40,175
Interest	29,690	15,596
Payroll and vacation	8,327	7,855
Current portion of casualty claims and premiums	6,005	7,923
Accrued bonus	15,964	1,183
Theatre and other closure	6,694	7,386
Accrued licensing and percentage rent	17,926	7,280
Current portion of pension and other benefits liabilities	1,423	1,549
Other	17,774	13,121

	$143,273	$102,068

Other long-term liabilities:
Unfavorable lease obligations	$128,027	$139,537
Deferred rent	98,034	86,420
Pension and other benefits	42,545	37,642
Deferred gain	17,454	15,899
Tax liability	7,000	7,000
Casualty claims and premiums	12,250	14,600
Other	4,281	7,604

	$309,591	$308,702

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 7—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS

        A summary of the carrying value of corporate borrowings and capital and financing lease obligations is as follows:

(In thousands)	April 1, 2010	April 2, 2009
Senior Secured Credit Facility-Term Loan (2.00% as of April 1, 2010)	$622,375	$628,875
Senior Secured Credit Facility-Revolver	—	185,000
8 5/8% Senior Fixed Rate Notes due 2012	—	250,000
8% Senior Subordinated Notes due 2014	299,227	299,066
12% Senior Discount Notes due 2014	240,795	240,795
11% Senior Subordinated Notes due 2016	325,000	325,000
Parent Term Loan Facility (5.26% as of April 1, 2010)	198,265	465,850
8.75% Senior Fixed Rate Notes due 2019	586,252	—
Capital and financing lease obligations, 9% - 11.5%	57,286	60,709

	2,329,200	2,455,295
Less: current maturities	(10,463)	(9,923)

	$2,318,737	$2,445,372

        Minimum annual payments required under existing capital and financing lease obligations (net present value thereof) and maturities of corporate borrowings as of April 1, 2010 are as follows:

	Capital and Financing Lease Obligations
				Principal Amount of Corporate Borrowings
(In thousands)	Minimum Lease Payments	Less Interest	Principal		Total
2011	$9,225	$5,262	$3,963	$6,500	$10,463
2012	8,023	4,870	3,153	6,500	9,653
2013	7,055	4,578	2,477	808,348	810,825
2014	6,706	4,338	2,368	300,000	302,368
2015	6,728	4,083	2,645	240,795	243,440
Thereafter	61,900	19,220	42,680	925,000	967,680

Total	$99,637	$42,351	$57,286	$2,287,143	$2,344,429

Senior Secured Credit Facility

        The senior secured credit facility is with a syndicate of banks and other financial institutions and provides the Company financing of up to $850,000,000, consisting of a $650,000,000 term loan facility with a maturity date of January 26, 2013 and a $200,000,000 revolving credit facility that matures in 2012. The revolving credit facility includes borrowing capacity available for letters of credit and for swingline borrowings on same-day notice. As of April 1, 2010, the Company had approximately $12,832,000 in outstanding letters of credit, leaving $187,168,000 available to borrow against the revolving credit facility.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 7—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

        Borrowings under the senior secured credit facility bear interest at a rate equal to an applicable margin plus, at the Company's option, either a base rate or LIBOR. On March 13, 2007, the Company amended the senior secured credit facility to, among other things, lower the interest rates related to its term loan, reduce its unused commitment fee and amend the change of control definition so that an initial public offering and related transactions would not constitute a change of control. The current applicable margin for borrowings under the revolving credit facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings, and the current applicable margin for borrowings under the term loan facility is 0.75% with respect to base rate borrowings and 1.75% with respect to LIBOR borrowings. In addition to paying interest on outstanding principal under the senior secured credit facility, the Company is required to pay a commitment fee to the lenders under the revolving credit facility in respect of the unutilized commitments thereunder at a rate equal to 0.25%. It will also pay customary letter of credit fees. The Company may voluntarily repay outstanding loans under the senior secured credit facility at any time without premium or penalty, other than customary "breakage" costs with respect to LIBOR loans. The Company is required to repay $1,625,000 of the term loan quarterly, beginning March 30, 2006 through September 30, 2012, with any remaining balance due on January 26, 2013.

        All obligations under the senior secured credit facility are guaranteed by each of AMCE's wholly-owned domestic subsidiaries. All obligations under the senior secured credit facility, and the guarantees of those obligations (as well as cash management obligations and any interest hedging or other swap agreements), are secured by substantially all of the Company's assets as well as those of each subsidiary guarantor.

        The senior secured credit facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, AMCE's ability, and the ability of its subsidiaries, to sell assets; incur additional indebtedness; prepay other indebtedness (including the notes); pay dividends and distributions or repurchase their capital stock; create liens on assets; make investments; make certain acquisitions; engage in mergers or consolidations; engage in certain transactions with affiliates; amend certain charter documents and material agreements governing subordinated indebtedness, including the Existing Subordinated Notes; change the business conducted by it and its subsidiaries; and enter into agreements that restrict dividends from subsidiaries.

        In addition, the senior secured credit facility requires, commencing with the fiscal quarter ended September 28, 2006, that AMCE and its subsidiaries maintain a maximum net senior secured leverage ratio as long as the commitments under the revolving credit facility remain outstanding. The senior secured credit facility also contains certain customary affirmative covenants and events of default.

        AMCE is restricted, in certain circumstances, from paying dividends to the Company by the terms of the indentures governing its outstanding senior and subordinated notes and its senior secured credit facility. AMCE has not guaranteed the indebtedness issued by the Parent nor pledged any of its assets as collateral.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 7—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

Fixed Notes due 2012

        On June 9, 2009, the Company completed the offering of $600,000,000 aggregate principal amount of its 8.75% Senior Notes due 2019 (the "Notes due 2019"). Concurrently with the initial notes offering, the Company launched a cash tender offer and consent solicitation for any and all of its then outstanding $250,000,000 aggregate principal amount of the Fixed Notes due 2012 at a purchase price of $1,000 plus a $30 consent fee for each $1,000 of principal amount of currently outstanding Fixed Notes due 2012 validly tendered and accepted by the Company on or before the early tender date (the "Cash Tender Offer"). The Company used the net proceeds from the issuance of the Notes due 2019 to pay the consideration for the Cash Tender Offer plus accrued and unpaid interest on $238,065,000 principal amount of the Fixed Notes due 2012. The Company recorded a loss on extinguishment related to the Cash Tender Offer of $10,826,000 in Other expense during the 52 weeks ended April 1, 2010, which included previously capitalized deferred financing fees of $3,312,000, a consent fee paid to the holders of $7,142,000 and other expenses of $372,000. On August 15, 2009, the Company redeemed the remaining $11,935,000 of Fixed Notes due 2012 at a price of $1,021.56 per $1,000 principal in accordance with the terms of the indenture. The Company recorded a loss of $450,000 in Other expense related to the extinguishment of the remaining Fixed Notes due 2012 during the 52 weeks ended April 1, 2010, which included previously capitalized deferred financing fees of $157,000, consent fee paid to the holders of $257,000 and other expenses of $36,000.

Notes Due 2014

        On February 24, 2004, the Company sold $300,000,000 aggregate principal amount of 8% Senior Subordinated Notes due 2014 (the "Notes due 2014"). The Company applied the net proceeds from the sale of Notes due 2014, plus cash on hand, to redeem all outstanding $200,000,000 aggregate principal amount of its 9 1/2% Senior Subordinated Notes due 2009 and $83,406,000 aggregate principal amount of its Notes due 2011. The Notes due 2014 bear interest at the rate of 8% per annum, payable in March and September. The Notes due 2014 are redeemable at the option of the Company, in whole or in part, at any time on or after March 1, 2009 at 104% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after March 1, 2012, plus in each case interest accrued to the redemption date. The Notes due 2014 are subordinated to all existing and future senior indebtedness of the Company. The Notes due 2014 are unsecured senior subordinated indebtedness of the Company ranking equally with the Company's Notes due 2016.

        The indenture governing the Notes due 2014 contains certain covenants that, among other things, may limit the ability of AMCE and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock.

        In connection with the merger with Holdings, the carrying value of the Notes due 2014 was adjusted to fair value. As a result, a discount of $1,500,000 was recorded and will be amortized to interest expense over the remaining term of the notes.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 7—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

Notes Due 2016

        On January 26, 2006, the Company issued $325,000,000 aggregate principal amount of 11% Senior Subordinated Notes (the "Notes due 2016") issued under an indenture (the "Indenture"), with HSBC Bank USA, National Association, as trustee. The Notes due 2016 will bear interest at a rate of 11% per annum, payable on February 1 and August 1 of each year (commencing on August 1, 2006), and have a maturity date of February 1, 2016.

        The Notes due 2016 are general unsecured senior subordinated obligations of the Company, fully and unconditionally guaranteed, jointly and severally, on a senior subordinated basis by each of AMCE's existing and future domestic restricted subsidiaries that guarantee the Company's other indebtedness.

        The Company may redeem some or all of the Notes due 2016 at any time on or after February 1, 2011 at 105.5% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after February 1, 2014.

        The indenture governing the Notes due 2016 contains covenants limiting other indebtedness, dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets. It also contains provisions subordinating the Company's obligations under the Notes due 2016 to the Company's obligations under its senior secured credit facility and other senior indebtedness.

Notes Due 2019

        On June 9, 2009, the Company issued $600,000,000 aggregate principal amount of 8.75% Senior Notes (the "Notes due 2019") issued under an indenture (the "Indenture"), with U.S. Bank, National Association, as trustee. The Notes due 2019 bear interest at a rate of 8.75% per annum, payable on June 1 and December 1 of each year (commencing on December 1, 2009), and have a maturity date of June 1, 2019.

        The Notes due 2019 are general unsecured senior obligations of the Company, fully and unconditionally guaranteed, jointly and severally, on a senior basis by each of AMCE's existing and future domestic restricted subsidiaries that guarantee the Company's other indebtedness.

        The Notes due 2019 are redeemable at the Company's option in whole or in part, at any time on or after June 1, 2014 at 104.375% of the principal amount thereof, declining ratably to 100% of the principal amount thereof on or after June 1, 2017. In addition, the Company may redeem up to 35% of the aggregate principal amount of the notes using net proceeds from certain equity offerings completed on or prior to June 1, 2012 at a redemption price of 108.75%.

        The indenture governing the Notes due 2019 contains covenants limiting other indebtedness, dividends, purchases or redemptions of stock, transactions with affiliates and mergers and sales of assets. It also contains provisions subordinating the Company's obligations under the Notes due 2019 to the Company's obligations under its senior secured credit facility and other senior indebtedness. The Notes due 2019 were issued at a 2.418% discount which is amortized to interest expense following the interest method over the term of the notes.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 7—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

        As of April 1, 2010, the Company was in compliance with all financial covenants relating to the senior secured credit facility, the Notes due 2016, Discount Notes due 2014, the Notes due 2014 and the Notes due 2019.

Change of Control

        Upon a change of control (as defined in the indentures), the Company would be required to make an offer to repurchase all of the outstanding Notes due 2019, Notes due 2016, and Notes due 2014 at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest to the date of repurchase. The Sponsors are considered Permitted Holders as defined in each of the indentures and as such could create certain voting arrangements that would not constitute a change of control under the indentures.

Holdings Discount Notes Due 2014

        To help finance the merger with Holdings, the Company issued $304,000,000 aggregate principal amount at maturity of its 12% Senior Discount Notes due 2014 ("Discount Notes due 2014") for gross proceeds of $169,917,760. The indenture governing the Discount Notes due 2014 contains certain covenants that, among other things, may limit the ability of the Company and its subsidiaries to incur additional indebtedness and pay dividends or make distributions in respect of their capital stock.

        The indentures relating to the Discount Notes due 2014 allow the Company to incur specified permitted indebtedness (as defined therein) without restriction. The indenture also allows the Company to incur any amount of additional debt, as long as the Company can satisfy the applicable coverage ratio of each indenture, after giving effect to the event on a pro forma basis under the indenture for the Discount Notes due 2014. Under the indenture relating to the Senior Discount Notes due 2014 (the Company's most restrictive indenture), the Company could borrow approximately $220,600,000 (assuming an interest rate of 8.25% per annum on the additional indebtedness) in addition to specified permitted indebtedness. If the Company cannot satisfy the applicable coverage ratios of the indentures, generally the Company can incur, in addition to amounts borrowed under the senior secured credit facility, no more than $100,000,000 of new "permitted indebtedness" under the terms of the indentures.

        Holdings is a holding company with no operations of its own and has no ability to service interest or principal on the Discount Notes due 2014 other than through any dividends it may receive from AMCE. AMCE will be restricted, in certain circumstances, from paying dividends to Holdings by the terms of the indentures governing the Notes due 2014, the Notes due 2016, the Notes due 2019 and the senior secured credit facility. Under the most restrictive of these provisions, set forth in the Indenture for the Notes due 2016, the amount of loans and dividends which AMCE could make to Holdings may not exceed approximately $309,752,000 in the aggregate as of April 1, 2010. AMCE has not guaranteed the Discount Notes due 2014 nor pledged any of its assets as collateral.

        On any interest payment date prior to August 15, 2009, the Company was permitted to commence paying cash interest (from and after such interest payment date) in which case (i) the Company would be obligated to pay cash interest on each subsequent interest payment date, (ii) the notes would cease to accrete after such interest payment date and (iii) the outstanding principal amount at the maturity of

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 7—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

each note would be equal to the accreted value of such notes as of such interest payment date. The Company commenced paying cash interest on August 16, 2007 and made its first semi-annual interest payment on February 15, 2008 at which time the principal became fixed at $240,795,000.

        Upon a change of control (as defined in the indentures), the Company would be required to make an offer to repurchase all of the outstanding Discount Notes due 2014 at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest.

Parent Term Loan Facility

        To help finance the dividend paid by the Company to its stockholders discussed in Note 8—Stockholders' Equity, the Company entered into a $400,000,000 Credit Agreement dated as of June 13, 2007 ("Parent Term Loan Facility") for net proceeds of $396,000,000. Costs related to the issuance of the Parent Term Loan Facility were capitalized and are charged to interest expense, following the interest method, over the life of the Parent Term Loan Facility. During fiscal 2010, the Company made payments to purchase term loans and reduce the principal balance of its Parent Term Loan Facility from $466,936,000 to $193,290,000. As of April 1, 2010, the principal balance of the Parent Term Loan Facility, including unpaid interest, was $198,973,000 and the interest rate on borrowings thereunder was 5.26% per annum.

        The Company is a holding company with no operations of its own and has no ability to service interest or principal on the Parent Term Loan Facility other than through dividends it may receive from Holdings and AMCE. Holdings and AMCE are restricted, in certain circumstances, from paying dividends to Parent by the terms of the indentures governing their Notes due 2014, Notes due 2016, Discount Notes due 2014, Notes due 2019 and the senior secured credit facility. Holdings and AMCE have not guaranteed the Parent Term Loan Facility nor pledged any of their assets as collateral.

        Borrowings under the Parent Term Loan Facility bear interest at a rate equal to an applicable margin plus, at the Company's option, either a base rate or LIBOR. The initial applicable margin for borrowings under the Parent Term Loan Facility is 4.00% with respect to base rate borrowings and 5.00% with respect to LIBOR borrowings. Interest on borrowings under the Parent Term Loan Facility is payable on each March 15, June 15, September 15, and December 15, beginning September 15, 2007 by adding such interest for the applicable period to the principal amount of the outstanding loans. The Company is required to pay an administrative agent fee to the lenders under the Parent Term Loan Facility of $100,000 annually.

        The Company may voluntarily repay outstanding loans under the Parent Term Loan Facility, in whole or in part, together with accrued interest to the date of such prepayment on the principal amount prepaid at any time on or before June 13, 2010 at 101% of principal and at 100% of principal thereafter. Unpaid principal and interest on outstanding loans under the Parent Term Loan Facility are required to be repaid upon maturity on June 13, 2012.

        Upon a change of control (as defined in the Parent Term Loan Facility), Lenders have the right to require the Company to prepay the Parent Term Loan Facility at a price equal to 101% of the principal amount thereof plus accrued and unpaid interest. The Sponsors are considered Permitted Holders as defined in the Parent Term Loan Facility and as such could create certain voting arrangements that

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 7—CORPORATE BORROWINGS AND CAPITAL AND FINANCING LEASE OBLIGATIONS (Continued)

would not constitute a change of control under the Parent Term Loan Facility. In the event of a qualified equity issuance offer as defined in the Parent Term Loan Facility, the Company will, to the extent lawful, prepay the maximum principal amount of loans properly tendered that may be purchased out of any qualified equity issuance net proceeds at a prepayment price in cash equal to 100% of the principal amount thereof plus accrued and unpaid interest, if any, to the date of prepayment.

        The Parent Term Loan Facility contains certain covenants that, among other things, may limit the ability of the Company to incur additional indebtedness and pay dividends or make distributions in respect of its capital stocks. Under the Parent Term Loan Facility the amount of Restricted Payments as defined in the Parent Term Loan Facility may not exceed approximately $93,493,000 in the aggregate as of April 1, 2010.

Extinguishment of Parent Term Loan

        On April 17, 2009, the Company entered into the First Amendment to the Parent Term Loan Facility dated as of June 13, 2007, and the Company and a certain investor in the Parent Term Loan Facility entered into the Assignment and Acceptance Agreement with respect to $240,675,000 (51.54%) of $466,936,000 outstanding principal amount under the Parent Term Loan Facility. The Company paid the investor a purchase price of $152,832,000 (63.45% of outstanding principal) as Gross Assignment Consideration and the Company became a party to the Parent Term Loan Facility and the investor relinquished its rights and was released from its obligations under the Loan Documents in respect of interest and principal assigned to the Company on or after April 17, 2009 including accrued but unpaid interest payable in kind on any interest payment date occurring on or after April 17, 2009. The Company recorded a gain on extinguishment related to this transaction of $82,056,000 net of $5,787,000 for related fees and expenses and the write off of deferred charges and discount. In August 2009, the Company entered into a similar arrangement with additional investors in the Parent Term Loan Facility with respect to $39,335,000 outstanding principal amount under the Parent Term Loan Facility. The Company paid the investors a purchase price of $35,249,000 and the investors relinquished their rights and were released from their obligations in respect of principal assigned to the Company. The Company recorded a gain on extinguishment related to this transaction of $3,178,000 net of $908,000 for related fees and expenses and the write off of deferred charges and discount.

NOTE 8—STOCKHOLDERS' EQUITY

        The Company's common stock consists of 256,085.61252 voting shares of Class L-1 Common Stock, par value $0.01 per share ("Class L-1 Common Stock"), 256,085.61252 voting shares of Class L-2 Common Stock, par value $0.01 per share ("Class L-2 Common Stock" and, together with the Class L-1 Common Stock, the "Class L Common Stock"), 382,475 voting shares of Class A-1 Common Stock, par value $0.01 per share (the "Class A-1 Common Stock"), 382,475 voting shares of Class A-2 Common Stock, par value $0.01 per share (the "Class A-2 Common Stock" and, together with the Class A-1 Common Stock, the "Class A Common Stock"), and 1,700.63696 nonvoting shares of "Class N Common Stock, par value $0.01 per share (the "Class N Common Stock"). The former non-management stockholders of LCE Holdings, Inc. ("LCE Holdings"), the parent of Loews Cineplex Entertainment Corporation, including the Bain Investors, the Carlyle Investors and the Spectrum

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 8—STOCKHOLDERS' EQUITY (Continued)

Investors (collectively, the "Former LCE Sponsors"), hold all of the outstanding shares of Class L Common Stock. The pre-existing non-management stockholders of the Company, including the JPMP Investors and the Apollo Investors (collectively, the "Pre-Existing Holdings Sponsors" and, the Pre-Existing Holdings Sponsors together with the Former LCE Sponsors, the "Sponsors") and other co-investors (the "Coinvestors"), hold all of the outstanding shares of Class A Common Stock. Management stockholders of the Company (the "Management Stockholders" and, together with the Sponsors and Coinvestors, the "Stockholders") hold all of the non-voting Class N Common Stock.

        The Class L Common Stock, Class A Common Stock and Class N Common Stock will automatically convert on a one-for-one basis into shares of Residual Common Stock, par value $0.01 per share, upon (i) written consent of each of the Sponsors or (ii) the completion of an initial public offering of capital stock (an "IPO").

        The Company used cash and proceeds from the issuance of a $400,000,000 Credit Agreement issued by the Company (See Note 7) to pay a dividend to its stockholders of $652,800,000 during fiscal year 2008.

        As discussed in Note 9—Income Taxes, the Company adopted the accounting guidance for uncertainty in income taxes under ASC 740, Income Taxes, on March 30, 2007. The cumulative effect of the change on adoption charged to accumulated deficit was $5,373,000. As discussed in Note 11—Employee Benefit Plans, the Company adopted the amended provisions of ASC 715, Compensation-Retirement Benefits, and recorded an $82,000 loss to fiscal 2009 opening accumulated deficit.

Common Stock Rights and Privileges

        The Company's Class A-1 voting Common Stock, Class A-2 voting Common Stock, Class N nonvoting Common Stock, Class L-1 voting Common Stock and Class L-2 voting Common Stock entitle the holders thereof to the same rights and privileges, subject to the same qualifications, limitations and restrictions with respect to dividends. Additionally, each share of Class A Common Stock, Class L Common Stock and Class N Common Stock shall automatically convert into one share of Residual Common Stock on a one-for-one basis immediately prior to the consummation of an Initial Public Offering.

Stock-Based Compensation

        The Company, has adopted a stock-based compensation plan that permits grants of up to 49,107.44681 options on the Company's stock and has granted options on 4,786.0000, 15,980.45, 600.00000 and 38,876.72873 of its shares to certain employees during the periods ended April 1, 2010, April 2, 2009, March 30, 2006 and March 31, 2005, respectively. As of April 1, 2010, there was $2,166,000 of total estimated unrecognized compensation cost related to nonvested stock-based compensation arrangements expected to be recognized over 5 years.

        The options have a ten year term, the options granted during fiscal 2005 step-vest in equal amounts over five years with the final vesting having occurred on December 23, 2009, the options granted during fiscal 2006 step-vest in equal amounts over three years with final vesting occurring on December 23, 2008, the options granted in fiscal 2009 step-vest in equal amounts over 5 years with final vesting occurring on March 6, 2014 and the options granted in fiscal 2010 step-vest in equal

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 8—STOCKHOLDERS' EQUITY (Continued)

amounts over 5 years with final vesting occurring on May 28, 2014, but vesting may accelerate for one participant if there is a change of control (as defined in the plan). One of the holders of options fully vested during fiscal 2007 upon entry into his employment separation and general release agreement on March 20, 2007. The Company has recorded $1,384,000, $2,622,000 and $207,000 of stock-based compensation expense related to these options within general and administrative: other and has recognized an income tax benefit of $0 in its Consolidated Statements of Operations during each of the periods ended April 1, 2010, April 2, 2009 and April 3, 2008, respectively. One of the previous holders of stock options held put rights associated with his options deemed to be within his control whereby he could require the Company to repurchase his options and, as a result, the expense for these options was remeasured each reporting period as a liability based award. For the option awards classified as liabilities, the Company revalued the options at each period end following the grant date using the Black-Scholes model. In valuing this liability, the Company used a fair value of common stock of $1,000 per share, which was based on a contemporaneous valuation reflecting market conditions as of April 3, 2008. In May 2008, the Company was notified of the holder's intention to exercise the put option and the Company made cash payments to settle the accrued liability of $3,911,000 during fiscal 2009. As a result of the exercise of the put right, there was no additional stock compensation expense related to these options in fiscal 2009 and the related options were canceled upon exercise of the put right during fiscal 2009.

        The Company accounts for stock options using the fair value method of accounting and has valued the May 28, 2009 option grants using the Black-Scholes formula which included a valuation prepared by management on behalf of the Compensation Committee of the Board of Directors. This reflected market conditions as of May 28, 2009 which indicated a fair value price per share of the underlying shares of $339.59 per share, a purchase of 2,542 shares by the Company for $323.95 per share from the Company's former Chief Executive Officer pursuant to his Separation and General Release Agreement dated February 23, 2009 and a sale of 385.862 shares by the Company to the Company's current Chief Executive Officer pursuant to his Employment Agreement dated February 23, 2009 for $323.95 per share. See Note 1—The Company and Significant Accounting Policies, Stock-based Compensation for more information regarding the Company's stock option plan.

        On February 23, 2009, the Company entered into a Separation and General Release Agreement with Peter C. Brown (formerly Chairman of the Board, Chief Executive Officer and President of Parent, Holdings and AMCE), whereby all outstanding vested and unvested options were voluntarily forfeited. Stock compensation expense recorded in fiscal 2009 related only to awards that vested prior to February 23, 2009. Because all vested and unvested awards were forfeited, there is no additional compensation cost to recognize in future periods related to his awards.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 8—STOCKHOLDERS' EQUITY (Continued)

        A summary of stock option activity under all plans is as follows:

	April 1, 2010(4)		April 2, 2009		April 3, 2008
	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding at beginning of year	26,811.1680905	$391.43	36,521.356392	$491.00	39,476.72873	$491.00
Granted(1)	4,786.00000	339.59	15,980.45000	323.95	—	—
Forfeited	—	—	(25,690.6383015)	—	(2,455.372338)
Exercised	—	—	—	—	(500.00000)	—

Outstanding at end of year and expected to vest(1)(2)	31,597.1680905	$383.58	26,811.1680905	$391.43	36,521.356392	$491.00

Exercisable at end of year(3)	14,026.8080901	$452.94	8,784.574472	$491.00	25,681.40958	$491.00

Available for grant at end of year	9,325.7042495		14,111.7042495		12,086.090418

(1)
The weighted average remaining contractual life for outstanding options was 7.6 years, 8.3 years, and 5.1 years for fiscal 2010, 2009 and 2008, respectively.

(2)
The aggregate estimated intrinsic value for these options was $11,400,000 as of April 1, 2010.

(3)
The aggregate estimated intrinsic value for these options was $4,100,000 as of April 1, 2010.

(4)
During fiscal 2010, 4,786.00000 options were granted on May 28, 2009 at an exercise price of $339.59 based on an estimated fair value of $339.59 of the Common Stock on May 28, 2009 resulting in an intrinsic value for the options on the grant date of $0.

        For options exercised, intrinsic value is calculated as the difference between the market price on the date of exercise (determined using the most recent contemporaneous valuation prior to the exercise) and the exercise price of the options. The total intrinsic value of options exercised was $412,000 during fiscal 2008 and there were no options exercised during fiscal 2009 and 2010. The Company received cash from the exercise of stock options during fiscal 2008 of $500,000 and a related tax deduction of $164,800.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 9—INCOME TAXES

        Income tax provision reflected in the Consolidated Statements of Operations for the periods in the three years ended April 1, 2010 consists of the following components:

(In thousands)	April 1, 2010	April 2, 2009	April 3, 2008
Current:
Federal	$(2,800)	$—	$300
Foreign	—	13,200	6,200
State	500	3,500	3,600

Total current	(2,300)	16,700	10,100

Deferred:
Federal	(34,000)	—	(12,300)
Foreign	—	(1,900)	2,500
State	—	2,300	(1,100)

Total deferred	(34,000)	400	(10,900)

Total provision (benefit)	(36,300)	17,100	(800)
Tax benefit from discontinued operations	—	(11,300)	(6,780)

Total provision (benefit) from continuing operations	$(36,300)	$5,800	$(7,580)

        The Company has recorded no alternative minimum taxes as its consolidated tax group expects no alternative minimum tax liability.

        Pre-tax income (losses) consisted of the following:

(In thousands)	April 1, 2010	April 2, 2009	April 3, 2008
Domestic	$51,361	$(138,954)	$(15,483)
Foreign	(7,750)	7,008	8,442

Total	$43,611	$(131,946)	$(7,041)

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 9—INCOME TAXES (Continued)

        The difference between the effective tax rate on earnings (loss) from continuing operations before income taxes and the U.S. federal income tax statutory rate is as follows:

(In thousands)	April 1, 2010	April 2, 2009	April 3, 2008
Income tax expense (benefit) at the federal statutory rate	$17,901	$(53,541)	$(5,468)
Effect of:
Foreign rate differential	—	—	1,990
State income taxes	500	5,800	3,585
Change in ASC 740 (formerly FIN 48) reserve	1,000	(5,421)	(5,373)
Permanent items	(540)	—	1,100
Change in ASC 740 (formerly APB 23) assertion	—	401	(6,220)
Valuation allowance	(55,183)	58,372	2,815
Other, net	22	189	(9)

Income tax expense (benefit)	$(36,300)	$5,800	$(7,580)

Effective income tax rate	(71.0)%	(3.8)%	48.5%

        The fiscal 2008 change in ASC 740 assertion relates to a resolution reached in fiscal 2008 on a pre-filing agreement with a taxing authority which resulted in additional basis which was deducted on the 2007 tax return. The deduction was the result of a 2007 change in ASC 740 assertion. As a result of the additional basis, the Company did not have to utilize certain net operating loss carryforwards.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 9—INCOME TAXES (Continued)

        The significant components of deferred income tax assets and liabilities as of April 1, 2010 and April 2, 2009 are as follows:

	April 1, 2010		April 2, 2009
	Deferred Income Tax		Deferred Income Tax
(In thousands)	Assets	Liabilities	Assets	Liabilities
Property	$—	$(1,948)	$32,130	$—
Investments in joint ventures	—	(57,109)	—	(50,709)
Intangible assets	—	(29,017)	—	(24,234)
Pension postretirement and deferred compensation	19,150	—	17,260	—
Accrued reserves and liabilities	21,588	—	23,653	—
Deferred interest	25,660	—	25,660	—
Deferred revenue	77,818	—	116,882	—
Deferred rents	100,560	—	100,343	—
Alternative minimum tax and other credit carryovers	13,058	—	15,453	—
Charitable contributions	1,198	—	—	—
Net operating loss carryforward	206,937	—	116,534	—

Total	$465,969	$(88,074)	$447,915	$(74,943)
Less: Valuation allowance	(305,895)	—	(334,972)	—

Total deferred income taxes(1)	$160,074	$(88,074)	$112,943	$(74,943)

(1)
See Note 6—Supplemental Balance Sheet Information for additional disclosures about net current deferred tax assets and net non-current deferred tax liabilities.

        A rollforward of the Company's valuation allowance for deferred tax assets is as follows:

(In thousands)	Balance at Beginning of Period	Additions Charged (Credited) to Revenues, Costs and Expenses	Charged (Credited) to Goodwill		Charged (Credited) to Other Accounts		Deductions and Write-offs		Balance at End of Period
Fiscal Year 2010
Valuation Allowance-deferred income tax assets	$334,972	(55,183)	—		26,106	(2)	—		$305,895
Fiscal Year 2009
Valuation Allowance-deferred income tax assets	$392,262	58,372	(31,515)	(1)	(32,007)	(3)	(52,140)	(5)	$334,972
Fiscal Year 2008
Valuation Allowance-deferred income tax assets	$383,808	2,815	—		5,639	(4)	—		$392,262

(1)
See Note 4—Goodwill and Other Intangible Assets.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 9—INCOME TAXES (Continued)

(2)
The fiscal 2010 activity primarily relates to an increase in the valuation allowance of $17,612,000, with a corresponding increase in the related deferred tax asset, to present previously unrecognized state net operating loss carryforwards and their corresponding valuation allowance. The additional activity in fiscal 2010 relates to adjustments to the valuation allowance, with a corresponding adjustment to accumulated other comprehensive income (loss), for certain changes in foreign currency translation and our pension and postretirement obligations.

(3)
The fiscal 2009 activity primarily relates to a $27,883,000 reduction in the valuation allowance, with a corresponding reduction in the related deferred tax asset, to present net operating loss carryforwards related to uncertain tax positions on a net basis. The additional activity in fiscal 2009 relates to adjustments to the valuation allowance, with a corresponding adjustment to accumulated other comprehensive income (loss), for certain changes in foreign currency translation and our pension and postretirement obligations.

(4)
The fiscal 2008 activity primarily relates to adjustments to the valuation allowance, with a corresponding adjustment to accumulated other comprehensive income (loss), for certain changes in foreign currency translation and our pension and postretirement obligations.

(5)
Elimination of Cinemex deferred tax asset and change in valuation allowance through discontinued operations.

        The Company's federal income tax loss carryforward of $457,872,000 will begin to expire in 2020 and will completely expire in 2030 and will be limited annually due to certain change in ownership provisions of the Internal Revenue Code. The Company also has state income tax loss carryforwards of $891,369,000 which may be used over various periods ranging from 1 to 20 years.

        The Company completed the repurchase of certain term loans under the Parent Term Loan Facility in fiscal 2010 resulting in taxable income, which should allow the Company to utilize certain net operating losses in future years. During fiscal 2010, the Company reversed $1,500,000 of its valuation allowance through the income statement and in fiscal 2009, the Company reversed $31,000,000 of its valuation allowance through Goodwill, related to the repurchase of these term loans.

        During fiscal 2010, management believed it was more likely than not that the Company had the ability to execute a feasible and prudent tax strategy that would provide for the realization of net operating losses that expire through 2022 by converting certain limited partnership units into common stock. Management has reduced its overall valuation allowance by $65,000,000 in fiscal 2010 for the estimated amount of net operating losses that would be realized as a result of this potential action.

        The Company has recorded a valuation allowance against its remaining net deferred tax asset in U.S. and foreign jurisdictions of $305,895,000 as of April 1, 2010.

        Effective March 30, 2007, the Company adopted accounting rules regarding uncertainty in income taxes. Relative to the implementation of this guidance, the Company's financial statements did not include any tax contingencies, after consideration of the partial/full valuation allowance recorded against net deferred tax assets. As a result of the adoption of this guidance, the Company recorded a $5,373,000 increase in current deferred tax assets, a $5,373,000 reduction of goodwill, a $5,373,000 current liability and a $5,373,000 charge to the beginning accumulated deficit that is reported as a cumulative effect adjustment for a change in accounting principle to the opening balance sheet position

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 9—INCOME TAXES (Continued)

of stockholders' accumulated deficit at March 30, 2007. A reconciliation of the change in the amount of unrecognized tax benefits during the year ended April 1, 2010 was as follows:

(In millions)	April 1, 2010	April 2, 2009	April 3, 2008
Balance at Beginning of Period	$33.5	$38.7	$44.1
Gross Increases—Current Period Tax Positions	1.5	1.5	—
Gross Decreases—Tax Position in Prior Periods	(.5)	(2.1)	—
Favorable Resolutions with Authorities	—	—	(5.4)
Expired Attributes	—	—	—
Lapse of Statute of Limitations	—	(4.6)	—
Cash Settlements	—	—	—

Balance at End of Period	$34.5	$33.5	$38.7

        As of April 1, 2010, the Company recognized a $7,000,000 liability for uncertain tax positions and a $7,000,000 deferred tax asset for net operating losses on the balance sheet. These uncertain positions were taken in tax years where the Company generated positive taxable income and they were previously netted against deferred tax assets on the balance sheet.

        The Company's effective tax rate would not be significantly impacted by the ultimate resolution of the uncertain tax positions because of the retention of a valuation allowance against its net operating loss carryforwards.

        During December 2007, the IRS informed the Company of its acceptance of certain tax conclusions that the Company had taken on a transaction the Company entered into during the fiscal year ended March 29, 2007 that were presented to the IRS in a Request for a Pre-Filing Agreement. As a result of the IRS accepting the Company's tax conclusions, the $5,373,000 reserve established with the adoption of the income tax uncertainty guidance was resolved and the tax benefit was recorded during the fiscal year ended April 3, 2008.

        The Company recognizes income tax-related interest expense and penalties as income tax expense and general, and administrative expense, respectively. As of April 3, 2008, the Company did not have any interest or penalties accrued associated with unrecognized tax benefits. The liabilities for interest and penalties increased by $101,000 and $45,000, as of April 1, 2010 and April 2, 2009, respectively.

        There are currently unrecognized tax benefits which the Company anticipates will be resolved in the next 12 months; however, the Company is unable at this time to estimate what the impact on its unrecognized tax benefits will be.

        The Company or one of its subsidiaries files income tax returns in the U.S. federal jurisdiction, and various state and foreign jurisdictions. An IRS examination of the tax years February 28, 2002 through December 31, 2003 of the former Loews Cineplex Entertainment Corporation and subsidiaries was concluded during fiscal 2007. An IRS examination for the tax years ended March 31, 2005 and March 30, 2006 was completed during 2009. Generally, tax years beginning after March 28, 2002 are still open to examination by various taxing authorities. Additionally, the Company has net operating loss ("NOL") carryforwards for tax years ended October 31, 2000 through March 28, 2002 in the U.S.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 9—INCOME TAXES (Continued)

and various state jurisdictions which have carryforwards of varying lengths of time. These NOLs are subject to adjustment based on the statute of limitations of the return in which they are utilized, not the year in which they are generated. Various state, local and foreign income tax returns are also under examination by taxing authorities. The Company does not believe that the outcome of any examination will have a material impact on its financial statements.

NOTE 10—LEASES

        Beginning in fiscal 1998, the Company has completed numerous real estate lease agreements with Entertainment Properties Trust ("EPT") including transactions accounted for as sale and leaseback transactions in accordance with Accounting Standards Codification No. 840, Leases. The leases are triple net leases that require the Company to pay substantially all expenses associated with the operation of the theatres such as taxes and other charges, insurance, utilities, service, maintenance and any ground lease payments. As of April 1, 2010, the Company leased from EPT 42 theatres with 924 screens located in the United States and Canada.

        Following is a schedule, by year, of future minimum rental payments required under existing operating leases that have initial or remaining non-cancelable terms in excess of one year as of April 1, 2010:

(In thousands)	Minimum operating lease payments
2011	$390,558
2012	392,317
2013	380,224
2014	353,535
2015	350,352
Thereafter	2,016,646

Total minimum payments required	$3,883,632

        As of April 1, 2010, the Company has a lease agreement for one theatre with 12 screens which is expected to begin construction in fiscal 2011 and open in fiscal 2012. Included above are equipment leases payable to DCIP.

        Included in other long-term liabilities as of April 1, 2010 and April 2, 2009 is $226,061,000 and $225,957,000, respectively, of deferred rent representing future minimum rental payments for leases with scheduled rent increases and unfavorable lease liabilities.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 10—LEASES (Continued)

        Rent expense is summarized as follows:

(In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
Minimum rentals	$391,493	$398,289	$387,449
Common area expenses	41,189	43,409	44,667
Percentage rentals based on revenues	7,982	7,105	7,273

Theatre rent	440,664	448,803	439,389
General and administrative and other	1,427	1,227	1,463

Total	$442,091	$450,030	$440,852

NOTE 11—EMPLOYEE BENEFIT PLANS

        The Company sponsors frozen non-contributory qualified and non-qualified defined benefit pension plans generally covering all employees who, prior to the freeze, were age 21 or older and had completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year ending thereafter, and who were not covered by a collective bargaining agreement. The Company also offers eligible retirees the opportunity to participate in a health plan (medical and dental). Certain employees are eligible for subsidized postretirement medical benefits. The eligibility for these benefits is based upon a participant's age and service as of January 1, 2009. The Company also sponsors a postretirement deferred compensation plan.

        In the fourth quarter of fiscal 2009, the Company recorded a curtailment gain of $1,072,000 as a result of the retirement of its former chief executive officer on February 23, 2009. The curtailment gain relates to the Retirement Enhancement Plan which included only one active unvested participant and one retired vested participant. Because the former chief executive officer had not vested in his eligible benefit, his retirement created a significant elimination of the accrual of deferred benefits for his future services.

        On May 2, 2008, the Company's Board of Directors approved revisions to the Company's Post Retirement Medical and Life Insurance Plan effective January 1, 2009 and on July 3, 2008 the changes were communicated to the plan participants. As a result of these revisions, the Company recorded a negative prior service cost of $5,969,000 through other comprehensive income to be amortized over eleven years based on expected future service of the remaining participants.

        Effective March 29, 2007, the Company adopted the amended guidance for employers' accounting for defined benefit pension and other postretirement plans in ASC 715, Compensation-Retirement Benefits, ("ASC 715"). ASC 715 requires that, effective for fiscal years ending after December 15, 2008 the assumptions used to measure annual pension and retiree medical expense be determined as of the balance sheet date and all plan assets and liabilities be reported as of that date. Accordingly, as of the beginning of fiscal 2009, the Company changed the measurement date for the annual pension and postretirement medical expense and all plan assets and liabilities by applying the transition option under which a 15 month measurement was determined as of January 1, 2008, that covers the period to the Company's year-end balance sheet date. As a result of this change in measurement date, the

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 11—EMPLOYEE BENEFIT PLANS (Continued)

Company recorded an $82,000 loss to fiscal 2009 opening accumulated deficit and a $411,000 unrealized loss to other comprehensive income.

        As a result of the merger with LCE Holdings in January 2006, the Company acquired two pension plans in the U.S. and one in Mexico. One of the U.S. plans is a frozen cash balance plan and neither of the U.S. plans has admitted new participants post-merger. On December 29, 2008, the Company sold all of its interests in Cinemex, which includes the Mexico Plan. See Note 2—Discontinued Operations for more information.

        On November 7, 2006, the Company's Board of Directors approved an amendment to freeze the Company's Defined Benefit Retirement Income Plan, Supplemental Executive Retirement Plan and Retirement Enhancement Plan (the "Plans") as of December 31, 2006. On December 20, 2006 the Company amended and restated the Plans to implement the freeze as of December 31, 2006. As a result of the freeze there will be no further benefits accrued after December 31, 2006, but continued vesting for associates with less than five years of vesting service. The Company will continue to fund existing benefit obligations and there will be no new participants in the future. As a result of amending and restating the Plans to implement the freeze, the Company recognized a curtailment gain of $10,983,000 in fiscal 2007 in its consolidated financial statements which was recorded within general and administrative: other.

        The measurement date used to determine pension and other postretirement benefits is April 1, 2010.

        Net periodic benefit cost for the plans consists of the following:

	Pension Benefits			Other Benefits
(In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
Components of net periodic Benefit cost:
Service cost	$180	$369	$443	$210	$402	$846
Interest cost	4,403	4,468	4,440	1,296	1,111	1,555
Expected return on plan assets	(2,990)	(5,098)	(4,691)	—	—	—
Amortization of prior service credit	—	—	—	(543)	(407)	—
Amortization of net transition obligation	—	28	39	—	—	—
Amortization of net (gain) loss	134	(1,622)	(1,115)	(278)	(69)	—
Settlement	—	—	(56)	—	—	—
Curtailment	—	(1,072)	—	—	—	—

Net periodic benefit cost	$1,727	$(2,927)	$(940)	$685	$1,037	$2,401

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 11—EMPLOYEE BENEFIT PLANS (Continued)

        The following table summarizes the changes in other comprehensive income:

	Pension Benefits		Other Benefits
(In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Net (gain) loss	$4,224	$16,086	$7,315	$(3,604)
Net prior service credit	—	—	(3,727)	(5,969)
Amortization of net gain (loss)	(134)	1,622	543	69
Amortization of prior service credit	—	—	278	407
Amortization of net transition obligation	—	(28)	—	—
Impact of changing measurement date	—	411	—	—
Disposition of Cinemex	—	(877)	—	—

Total recognized in other comprehensive income	$4,090	$17,214	$4,409	$(9,097)

Net periodic benefit cost	1,727	(2,927)	685	1,037

Total recognized in net periodic benefit cost and other comprehensive income	$5,817	$14,287	$5,094	$(8,060)

        The following tables set forth the plan's change in benefit obligations and plan assets and the accrued liability for benefit costs included in the consolidated balance sheets:

	Pension Benefits		Other Benefits
(In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Change in benefit obligation:
Benefit obligation at beginning of period	$60,690	$73,330	$18,101	$26,830
Service cost	180	414	210	632
Interest cost	4,403	5,604	1,296	1,727
Plan participant's contributions	—	—	417	447
Actuarial (gain) loss	13,694	(12,017)	7,315	(3,604)
Plan amendment	—	—	(3,727)	(5,969)
Benefits paid	(2,526)	(4,638)	(1,628)	(1,962)
Disposition of Cinemex	—	(1,468)	—	—
Currency translation adjustment	—	(535)	—	—

Benefit obligation at end of period	$76,441	$60,690	$21,984	$18,101

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 11—EMPLOYEE BENEFIT PLANS (Continued)

	Pension Benefits		Other Benefits
(In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009
Change in plan assets:
Fair value of plan assets at beginning of period	$39,600	$62,114	$—	$—
Actual return on plan assets gain (loss)	12,461	(20,623)	—	—
Employer contribution	4,922	2,747	1,211	1,515
Plan participant's contributions	—	—	417	447
Benefits paid	(2,526)	(4,638)	(1,628)	(1,962)

Fair value of plan assets at end of period	$54,457	$39,600	$—	$—

Net liability for benefit cost:
Funded status	$(21,984)	$(21,090)	$(21,984)	$(18,101)

	Pension Benefits		Other Benefits
(In thousands)	April 1, 2010	April 2, 2009	April 1, 2010	April 2, 2009
Amounts recognized in the Balance Sheet:
Accrued expenses and other liabilities	$(192)	$(249)	$(1,231)	$(1,300)
Other long-term liabilities	(21,792)	(20,841)	(20,753)	(16,801)

Net liability recognized	$(21,984)	$(21,090)	$(21,984)	$(18,101)

Aggregate accumulated benefit obligation	$(76,441)	$(60,690)	$(21,984)	$(18,101)

        The following table summarizes pension plans with accumulated benefit obligations and projected benefit obligations in excess of plan assets:

	Pension Benefits
(In thousands)	April 1, 2010	April 2, 2009
Aggregated accumulated benefit obligation	$(75,997)	$(60,690)
Aggregated projected benefit obligation	(75,997)	(60,690)
Aggregated fair value of plan assets	53,977	39,600

        Amounts recognized in accumulated other comprehensive income consist of the following:

	Pension Benefits		Other Benefits
(In thousands)	April 1, 2010	April 2, 2009	April 1, 2010	April 2, 2009
Net actuarial (gain) loss	$5,393	$1,303	$1,607	$(5,986)
Prior service credit	—	—	(8,746)	(5,562)

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 11—EMPLOYEE BENEFIT PLANS (Continued)

        Amounts in accumulated other comprehensive income (loss) expected to be recognized in components of net periodic pension cost in fiscal 2011 are as follows:

(In thousands)	Pension Benefits	Other Benefits
Net actuarial loss	$174	$—
Prior service credit	—	(865)

Total	$174	$(865)

Actuarial Assumptions

        The weighted-average assumptions used to determine benefit obligations are as follows:

	Pension Benefits		Other Benefits
	April 1, 2010	April 2, 2009	April 1, 2010	April 2, 2009
Discount rate	6.16%	7.43%	5.97%	7.42%
Rate of compensation increase	N/A	N/A	N/A	5.00%

        The weighted-average assumptions used to determine net periodic benefit cost are as follows:

	Pension Benefits			Other Benefits
	52 Weeks ended April 1, 2010	52 Weeks ended April 2, 2009	53 Weeks ended April 3, 2008	52 Weeks ended April 1, 2010	52 Weeks ended April 2, 2009	53 Weeks ended April 3, 2008
Discount rate	7.43%	6.25%	5.71%	7.42%	6.25%	5.75%
Expected long-term return on plan assets	8.00%	8.25%	8.25%	N/A	N/A	N/A
Rate of compensation increase	N/A	N/A	N/A	N/A	5.00%	5.00%

        In developing the expected long-term rate of return on plan assets at each measurement date, the Company considers the plan assets' historical returns, asset allocations, and the anticipated future economic environment and long-term performance of the asset classes. While appropriate consideration is given to recent and historical investment performance, the assumption represents management's best estimate of the long-term prospective return.

        For measurement purposes, the annual rate of increase in the per capita cost of covered health care benefits assumed for 2010 was 8.0% for medical and 4.0% for dental and vision. The rates were assumed to decrease gradually to 5.0% for medical in 2017 and remain at 4.0% for dental. The health care cost trend rate assumption has a significant effect on the amounts reported. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of April 1, 2010 by $2,204,000 and the aggregate of the service and interest cost components of postretirement expense for fiscal 2010 by $147,000. Decreasing the assumed health care cost trend rates by one percentage point in each year would decrease the accumulated postretirement obligation for fiscal 2010 by $1,879,000 and the aggregate service and interest cost components of postretirement expense for fiscal 2010 by $125,000. The Company's retiree health plan provides a benefit to its retirees that is at least actuarially equivalent to

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 11—EMPLOYEE BENEFIT PLANS (Continued)

the benefit provided by the Medicare Prescription Drug, Improvement and Modernization Act of 2003 ("Medicare Part D").

Cash Flows

        The Company expects to contribute $2,559,000 to the pension plans during fiscal 2011.

        The following table provides the benefits expected to be paid (inclusive of benefits attributable to estimated future employee service) in each of the next five fiscal years, and in the aggregate for the five fiscal years thereafter:

(In thousands)	Pension Benefits	Other Benefits Net of Medicare Part D Adjustments	Medicare Part D Adjustments
2011	$2,778	$1,231	$77
2012	2,055	1,275	86
2013	2,272	1,298	95
2014	2,938	1,342	105
2015	2,454	1,360	116
Years 2016 - 2019	20,561	7,270	722

Pension Plan Assets

        For its defined benefit pension plan investments, the Company employs a long-term risk-controlled approach using diversified investment options with minimal exposure to volatile investment options like derivatives. The Company uses a diversified allocation of equity, debt, and real estate exposures that are customized to the Plan's cash flow benefit needs. The target allocations for plan assets are 45 percent equity securities, 30 percent debt or fixed securities and 25 percent real estate and other.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 11—EMPLOYEE BENEFIT PLANS (Continued)

        The fair value of the pension plan assets at April 1, 2010, by asset class are as follows:

		Fair Value Measurements at April 1, 2010 Using
(In thousands)	Total Carrying Value at April 1, 2010	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash and cash equivalents	$544	$544	$—	$—
U.S. Treasury Securities	2,464	2,464	—	—
Equity securities:
U.S. companies	21,734	3,595	18,139	—
International companies	8,686	8,686	—	—
Bond market fund	8,403	8,403	—	—
Collective trust fund	5,132	5,132	—	—
Commodities broad basket fund	1,443	1,443	—	—
High yield bond fund	2,387	—	2,387	—
Inflation-protected bond fund	788	—	788	—
Intermediate-term bond fund	1,057	—	1,057	—
Real estate(1)	1,819	—	—	1,819

Total assets at fair value	$54,457	$30,267	$22,371	$1,819

(1)
This class invests mainly in commercial real estate and includes mortgage loans which are backed by the associated properties. These underlying real estate investments have unobservable Level 3 pricing inputs. The fair values have been estimated based on independent appraisals or cash flow projections.

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(In thousands)	Real Estate
Balance at April 2, 2009	$2,283
Purchases, sales, issuances, and settlements, net	36
Unrealized (losses)/gains, net, relating to instruments still held at end of year	(500)

Balance at April 1, 2010	$1,819

Defined Contribution Plan

        The Company sponsors a voluntary 401(k) savings plan covering employees age 21 or older who have completed at least 1,000 hours of service in their first twelve months of employment, or in a calendar year thereafter, and who are not covered by a collective bargaining agreement. Effective for fiscal year 2010, in the Company's 401(k) Savings Plan the Company matched 50% of each eligible employee's elective contributions up to 6% of the employee's eligible compensation. Previously, the Company matched 100% of elective contributions up to 5% of employee compensation. The Company's expense under the 401(k) savings plan was $1,654,000, $2,374,000, and $2,476,000 for the periods ended April 1, 2010, April 2, 2009 and April 3, 2008, respectively.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 11—EMPLOYEE BENEFIT PLANS (Continued)

Union-Sponsored Plans

        Certain theatre employees are covered by union-sponsored pension and health and welfare plans. Company contributions into these plans are determined in accordance with provisions of negotiated labor contracts. Contributions aggregated $501,000, $559,000, and $1,004,000, for the periods ended April 1, 2010, April 2, 2009 and April 3, 2008, respectively. On November 7, 2008, the Company received notice of a written demand for payment of a partial withdrawal liability assessment from a collectively bargained multiemployer pension plan that covers certain of its unionized theatre employees. Based on a payment schedule that the Company received from this plan in December 2008, the Company began making quarterly payments on January 1, 2009 related to the $5,279,000 in partial withdrawal liability. In the second quarter of fiscal 2010, the Company made a complete withdrawal from the plan which triggered an additional liability of $1,422,000 which was assessed by the plan on April 19, 2010. However, the Company also estimates that approximately $2,839,000 of the total liability was discharged in bankruptcy by companies it acquired. As of April 1, 2010, the Company has recorded a liability related to this matter in the amount of $4,016,000 and has made contributions of approximately $2,905,000. The final withdrawal liability amount may be adjusted based on a legal review of the plan's assessment, the Company's records and ensuing discussions with the plan's trustees. The Company estimates its potential complete withdrawal liability from its other multiemployer pension plans is approximately $3,000,000 to $3,500,000.

NOTE 12—COMMITMENTS AND CONTINGENCIES

        The Company, in the normal course of business, is party to various legal actions. Except as described below, management believes that the potential exposure, if any, from such matters would not have a material adverse effect on the financial condition, cash flows or results of operations of the Company.

        United States of America v. AMC Entertainment Inc. and American Multi-Cinema, Inc. (No. 99 01034 FMC (SHx), filed in the U.S. District Court for the Central District of California). On January 29, 1999, the Department of Justice (the "Department") filed suit alleging that the Company's stadium style theatres violated the ADA and related regulations. The Department alleged that the Company had failed to provide persons in wheelchairs seating arrangements with lines-of-sight comparable to the general public. The Department alleged various non-line-of-sight violations as well. The Department sought declaratory and injunctive relief regarding existing and future theatres with stadium-style seating, compensatory damages in the approximate amount of $75,000 and a civil penalty of $110,000.

        As to line-of-sight matters, the trial court entered summary judgment in favor of the Justice Department as to both liability and as to the appropriate remedy. On December 5, 2008, the Ninth Circuit Court of Appeals reversed the trial court as to the appropriate remedy and remanded the case back to the trial court for findings consistent with its decision. The Company and the Department are negotiating the extent of betterments related to the remaining remedies required for line-of-sight violations consistent with the Ninth Circuit's decision. The improvements will likely be made over a five-year term. Absent settlement, the case will be tried in February 2011. The Company has recorded a liability of approximately $349,000 for estimated fines related to this matter.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

        As to the non-line-of-sight aspects of the case, on January 21, 2003, the trial court entered summary judgment in favor of the Department on matters such as parking areas, signage, ramps, location of toilets, counter heights, ramp slopes, companion seating and the location and size of handrails. On December 5, 2003, the trial court entered a consent order and final judgment on non-line-of-sight issues under which the Company agreed to remedy certain violations at its stadium-style theatres and at certain theatres it may open in the future. Currently the Company estimates that these betterments will be required at approximately 140 stadium-style theatres. The Company estimates that the total cost of these betterments will be approximately $54,000,000, and through April 1, 2010 the Company has incurred approximately $33,355,000 of these costs. The estimate is based on actual costs incurred on remediation work completed to date. The actual costs of betterments may vary based on the results of surveys of the remaining theatres.

        Michael Bateman v. American Multi-Cinema, Inc. (No. CV07-00171). In January 2007, a class action complaint was filed against the Company in the Central District of the United States District Court of California (the "District Court") alleging violations of the Fair and Accurate Credit Transactions Act ("FACTA"). FACTA provides in part that neither expiration dates nor more than the last five numbers of a credit or debit card may be printed on receipts given to customers. FACTA imposes significant penalties upon violators where the violation is deemed to have been willful. Otherwise damages are limited to actual losses incurred by the card holder. On October 24, 2008, the District Court denied plaintiff's renewed motion for class certification. Plaintiff has appealed this decision and the case is stayed pending this appeal. The Company is currently unable to estimate a possible loss or range of loss related to this matter.

        On May 14, 2009, Harout Jarchafjian filed a similar lawsuit alleging that the Company willfully violated FACTA and seeking statutory damages, but without alleging any actual injury (Jarchafjian v. American Multi-Cinema, Inc. (C.D. Cal. Case No. CV09-03434). The Jarchafjian case has been deemed related to the Bateman case and is stayed pending a Ninth Circuit decision in the Bateman case. The Company believes the plaintiff's allegations in both these cases, particularly those asserting the Company's willfulness, are without merit. The Company is currently unable to estimate a possible loss or range of loss related to this matter.

        In addition to the cases noted above, the Company is also currently a party to various ordinary course claims from vendors (including concession suppliers, software technology vendors, and motion picture distributors), landlords and suppliers and other legal proceedings. If management believes that a loss arising from these actions is probable and can reasonably be estimated, the Company records the amount of the loss, or the minimum estimated liability when the loss is estimated using a range and no point is more probable than another. As additional information becomes available, any potential liability related to these actions is assessed and the estimates are revised, if necessary. Except as described above, management believes that the ultimate outcome of such other matters, individually and in the aggregate, will not have a material adverse effect on the Company's financial position or overall trends in results of operations. However, litigation and claims are subject to inherent uncertainties and unfavorable outcomes could occur. An unfavorable outcome could include monetary damages. If an unfavorable outcome were to occur, there exists the possibility of a material adverse impact on the results of operations in the period in which the outcome occurs or in future periods.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 12—COMMITMENTS AND CONTINGENCIES (Continued)

        Kerasotes Acquisition.    On December 9, 2009, the Company entered into a definitve agreement with Kerasotes Showplace Theatres,  LLC ("Kerasotes") pursuant to which the Company will acquire substantially all of the assets of Kerasotes. Kerasotes operates 95 theatres and 972 screens in mid-sized, suburban and metropolitan markets, primarily in the Midwest. On May 24, 2010, the Company completed the acquisition. The purchase price for the Kerasotes theatres paid in cash at closing was $275,000,000 and is subject to working capital and other purchase price adjustments as described in the Unit Purchase Agreement. In connection with the consummation of the acquisition, the Company sold one of its theatres for a gain on sale of approximately $10,000,000.

NOTE 13—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS

        The Company has provided reserves for estimated losses from theatres which have been closed. As of April 1, 2010, the Company has reserved $6,694,000 for lease terminations which have either not been consummated or paid, related primarily to two theatres and vacant restaurant space. In connection with the merger with LCE Holdings, the Company accrued $4,845,000 for future lease obligations at facilities that had been closed or were duplicate facilities that were planned to be closed following the merger. The accrual was primarily related to the New York City home office lease, which has been fully paid in fiscal 2008. The Company is obligated under long-term lease commitments with remaining terms of up to 18 years for theatres which have been closed. As of April 1, 2010, base rents aggregated approximately $831,000 annually and $8,451,000 over the remaining terms of the leases.

        A rollforward of reserves for theatre and other closure is as follows:

	Fifty-two Week Period			Fifty-two Week Period			Fifty-three Week Period
	April 1, 2010			April 2, 2009			April 3, 2008
(In thousands)	Theatre and Other	Merger Exit Costs	Total	Theatre and Other	Merger Exit Costs	Total	Theatre and Other	Merger Exit Costs	Total
Beginning balance	$7,386	$—	$7,386	$10,844	$—	$10,844	$17,621	$1,274	$18,895
Theatre and other closure (income) expense	2,573	—	2,573	(2,262)	—	(2,262)	(20,677)	(293)	(20,970)
Transfer of property tax liability	715	—	715	63	—	63	424	—	424
Transfer of deferred rent and capital lease obligations	2,112	—	2,112	2,828	—	2,828	10,514	—	10,514
Cash (payments) receipts, net	(6,092)	—	(6,092)	(4,087)	—	(4,087)	2,962	(981)	1,981

Ending balance	$6,694	$—	$6,694	$7,386	$—	$7,386	$10,844	$—	$10,844

        During the 52 weeks ended April 1, 2010, the Company recognized $2,573,000 of theatre and other closure expense due primarily to closure of one theatre and accretion of the closure liability related to theatres closed during prior periods. During the 52 weeks ended April 2, 2009, the Company recognized $2,262,000 of theatre and other closure income due primarily to lease terminations

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 13—THEATRE AND OTHER CLOSURE AND DISPOSITION OF ASSETS (Continued)

negotiated on favorable terms for two theatres that were closed during this period. The Company did not receive cash payments in connection with the lease terminations, but recognized income from the write-off of the unamortized deferred rent liability. During the 53 weeks ended April 3, 2008, the Company recognized $20,970,000 of theatre and other closure income due primarily to lease terminations negotiated on favorable terms at seven of its theatres that were either closed or the lease terms were settled favorably during this period. The Company received net cash payments of $10,159,000 in connection with these seven lease terminations.

        Theatre and other closure reserves for leases that have not been terminated are recorded at the present value of the future contractual commitments for the base rents, taxes and maintenance. As of April 1, 2010, the future lease obligations are discounted at annual rates ranging from 7.55% to 8.54%.

NOTE 14—FAIR VALUE MEASUREMENTS

        Fair value refers to the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants in the market in which the entity transacts. The inputs used to develop these fair value measurements are established in a hierarchy, which ranks the quality and reliability of the information used to determine the fair values. The fair value classification is based on levels of inputs. Assets and liabilities that are carried at fair value are classified and disclosed in one of the following categories:

Level 1:	Quoted market prices in active markets for identical assets or liabilities.
Level 2:	Observable market based inputs or unobservable inputs that are corroborated by market data.
Level 3:	Unobservable inputs that are not corroborated by market data.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 14—FAIR VALUE MEASUREMENTS (Continued)

        The following table summarizes the fair value hierarchy of the Company's financial assets and liabilities carried at fair value on a recurring basis as of April 1, 2010:

		Fair Value Measurements at April 1, 2010 Using
(In thousands)	Total Carrying Value at April 1, 2010	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Money Market Mutual Funds	$135,994	$135,994	$—	$—
Equity securities, available-for-sale:
Mutual Fund International	2,586	2,586	—	—
Mutual Fund Large U.S. Equity	111	111	—	—
Mutual Fund Small/Mid U.S. Equity	187	187	—	—
Mutual Fund Other Equity	19	19	—	—
Mutual Fund Fixed Income	283	283	—	—

Total assets at fair value	$139,180	$139,180	$—	$—

Liabilities:	—	—	—	—

Total liabilities at fair value	$—	$—	$—	$—

        The following table summarizes the fair value hierarchy of the Company's financial assets and liabilities carried at fair value on a recurring basis as of April 2, 2009:

		Fair Value Measurements at April 2, 2009 Using
(In thousands)	Total Carrying Value at April 2, 2009	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Money Market Mutual Funds	$380,470	$380,470	$—	$—
Equity securities, available-for-sale:
Mutual Fund International	2,214	2,214	—	—
Mutual Fund Large U.S. Equity	164	164	—	—
Mutual Fund Small/Mid U.S. Equity	181	181	—	—
Mutual Fund Other Equity	12	12	—	—
Mutual Fund Fixed Income	291	291	—	—

Total assets at fair value	$383,332	$383,332	$—	$—

Liabilities:
Interest rate swap agreements	552	—	552	—

Total liabilities at fair value	$552	$—	$552	$—

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 14—FAIR VALUE MEASUREMENTS (Continued)

        Valuation Techniques.    The Company's cash and cash equivalents are primarily money market mutual funds invested in funds that seek to preserve principal, are highly liquid, and therefore are recorded on the balance sheet at the principal amounts deposited, which equals fair value. The equity securities primarily consist of mutual funds invested in equity, fixed income, and international funds. The equity securities are measured at fair value using quoted market prices and are classified within Level 1 of the valuation hierarchy. The amortized cost basis of the equity securities held as of April 1, 2010 is $2,765,000.

        The Company is required to disclose the fair value of financial instruments that are not recognized in the statement of financial position, for which it is practicable to estimate that value. At April 1, 2010, the carrying amount of the Company's liabilities for corporate borrowings was approximately $2,271,914,000 and the fair value was approximately $2,334,395,000. At April 2, 2009, the carrying amount of the corporate borrowings was approximately $2,394,586,000 and the fair value was approximately $1,996,185,000. At April 1, 2010, quoted market prices were used to value publicly held corporate borrowings, as well as using indicative trading levels for term loans as compiled by a firm that makes a market in the security. At April 2, 2009, quoted market prices were used to value publicly held corporate borrowings, in addition to recent payments made to purchase term loans. The carrying value of cash and equivalents approximates fair value because of the short duration of those instruments.

        The following table summarizes the fair value hierarchy of the Company's assets that were measured at fair value on a nonrecurring basis:

		Fair Value Measurements at April 1, 2010 Using
(In thousands)	Total Carrying Value at April 1, 2010	Quoted prices in active market (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)	Total Losses
Long-lived assets held and used	$10,335	$—	$—	$10,335	$3,765

        In accordance with the provisions of the impairment of long-lived assets subsections of FASB Codification Subtopic 360-10, long-lived assets held and used were written down to their fair value of $10,335,000, resulting in an impairment charge of $3,765,000, which was included in earnings for the 52 weeks ending April 1, 2010.

        The fair value of assets is determined as either the expected selling price less selling costs (where appropriate) or the present value of the estimated future cash flows. The fair value of furniture, fixtures and equipment has been determined using similar asset sales and in some instances with the assistance of third party valuation studies. The discount rate used in determining the present value of the estimated future cash flows was based on management's expected return on assets during fiscal 2010.

NOTE 15—OPERATING SEGMENT

        The Company reports information about operating segments in accordance with ASC 280-10, Segment Reporting, which requires financial information to be reported based on the way management organizes segments within a company for making operating decisions and evaluating performance. The

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 15—OPERATING SEGMENT (Continued)

Company has identified one reportable segment for its theatrical exhibition operations. Prior to fiscal 2009, the Company had three operating segments which consisted of United States and Canada Theatrical Exhibition, International Theatrical Exhibition, and Other. The reduction in the number of operating segments was a result of the disposition of Cinemex in December 2008. Cinemex was previously reported in the International Theatrical Exhibition operating segment and accounted for a substantial majority of that segment. In addition, in the second quarter of fiscal 2009, the Company consolidated the Other operating segment with the United States and Canada Theatrical Exhibition operating segment due to a previous contribution of advertising net assets to NCM. During fiscal 2009, the United States and Canada Theatrical Exhibition operating segment was renamed the Theatrical Exhibition operating segment.

        Information about the Company's revenues and assets by geographic area is as follows:

Revenues (In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
United States	$2,328,069	$2,184,686	$2,254,399
Canada	70,260	61,830	56,581
France	5,979	5,015	6,100
United Kingdom	13,431	13,956	15,964

Total revenues	$2,417,739	$2,265,487	$2,333,044

Long-term assets, net (In thousands)	April 1, 2010	April 2, 2009
United States	$3,060,661	$3,120,822
Canada	2,891	3,209
France	70	724
United Kingdom	568	307

Total long-term assets(1)	$3,064,190	$3,125,062

(1)
Long-term assets are comprised of property, intangible assets, goodwill and other long-term assets.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 16—RELATED PARTY TRANSACTIONS

Governance Agreements

        Agreements entered into by the Company, the Sponsors and the Company's other stockholders (collectively, the "Governance Agreements"), provide that the Board of Directors for the Company consist of up to nine directors, two of whom are designated by JPMP, two of whom are designated by Apollo, one of whom is the Chief Executive Officer of the Company, one of whom is designated by Carlyle, one of whom is designated by Bain, one of whom is designated by Spectrum and one of whom is designated by Bain, Carlyle and Spectrum, voting together, so long as such designee was consented to by each of Bain and Carlyle. Each of the directors respectively designated by JPMP, Apollo, Carlyle, Bain and Spectrum have three votes on all matters placed before the Board of Directors of the Company and the Chief Executive Officer of the Company and the director designated by Carlyle, Bain and Spectrum voting together have one vote each. The number of directors respectively designated by the Sponsors is to be reduced upon a decrease in such Sponsors' ownership in the Company below certain thresholds.

        The Voting Agreement among the Company and the pre-existing stockholders of the Company provides that, until the fifth anniversary of the merger with LCE Holdings (the "Blockout Period"), the former continuing stockholders of the Company (other than Apollo and JPMP) would generally vote their voting shares of capital stock of the Company in favor of any matter in proportion to the shares of capital stock of Apollo and JPMP voted in favor of such matter, except in certain specified instances. The Voting Agreement among the Company and the former stockholders of LCE Holdings further provides that during the Blockout Period, the former LCE Holdings stockholders would generally vote their voting shares of capital stock of the Company on any matter as directed by any two of Carlyle, Bain and Spectrum, except in certain specified instances. In addition, certain actions of the Company, including, but not limited to, change in control transactions, acquisition or disposition transactions with a value in excess of $10,000,000, the settlement of claims or litigation in excess of $2,500,000, an initial public offering of the Company, hiring or firing a chief executive officer, chief financial officer or chief operating officer, incurring or refinancing indebtedness in excess of $5,000,000 or engaging in new lines of business, require the approval of either (i) any three of JPMP, Apollo, Carlyle or Bain or (ii) Spectrum and (a) either JPMP or Apollo and (b) either Carlyle or Bain (the "Requisite Stockholder Majority") if at such time the Sponsors collectively held at least a majority of the Company's voting shares.

        Prior to the earlier of the end of the Blockout Period and the completion of an initial public offering of capital stock, the Governance Agreements prohibit the Sponsors and the other pre-existing stockholders of the Company from transferring any of their interests in the Company, other than (i) certain permitted transfers to affiliates or to persons approved of by the Sponsors and (ii) transfers after the Blockout Period subject to the rights described below.

        The Governance Agreements set forth additional transfer provisions for the Sponsors and the other pre-existing stockholders of the Company with respect to the interests in the Company, including the following:

        Right of first offer.    After the Blockout Date and prior to an initial public offering, the Company and, in the event the Company did not exercise its right of first offer, each of the Sponsors and the other preexisting stockholders of the Company, have a right of first offer to purchase (on a pro rata

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 16—RELATED PARTY TRANSACTIONS (Continued)

basis in the case of the stockholders) all or any portion of the shares of the Company that a Sponsor or other former continuing stockholder of the Company was proposing to sell to a third party at the price and on the terms and conditions offered by such third party.

        Drag-along rights.    If, prior to an initial public offering, Sponsors constituting a Requisite Stockholder Majority propose to transfer shares of the Company to an independent third party in a bona fide arm's-length transaction or series of transactions that resulted in a sale of all or substantially all of the Company, such Sponsors may have elected to require each of the other stockholders of the Company to transfer to such third party all of its shares at the purchase price and upon the other terms and subject to the conditions of the sale.

        Tag-along rights.    Subject to the right of first offer described above, if any Sponsor or other former continuing stockholder of the Company proposes to transfer shares of the Company held by it, then such stockholder would give notice to each other stockholder, who would each have the right to participate on a pro rata basis in the proposed transfer on the terms and conditions offered by the proposed purchaser.

        Participant rights.    On or prior to an initial public offering, the Sponsors and the other pre-existing stockholders of the Company have the pro rata right to subscribe to any issuance by the Company or any subsidiary of shares of its capital stock or any securities exercisable, convertible or exchangeable for shares of its capital stock, subject to certain exceptions.

        The Governance Agreements also provide for certain registration rights in the event of an initial public offering of the Company, including the following:

        Demand rights.    Subject to the consent of at least two of any of JPMP, Apollo, Carlyle and Bain during the first two years following an initial public offering, each Sponsor has the right at any time following an initial public offering to make a written request to the Company for registration under the Securities Act of part or all of the registrable equity interests held by such stockholders at the Company's expense, subject to certain limitations. Subject to the same consent requirement, the other pre-existing stockholders of the Company as a group have the right at any time following an initial public offering to make one written request to the Company for registration under the Securities Act of part or all of the registrable equity interests held by such stockholders with an aggregate offering price to the public of at least $200,000,000.

        Piggyback rights.    If the Company at any time proposes to register under the Securities Act any equity interests on a form and in a manner which would permit registration of the registrable equity interests held by stockholders of the Company for sale to the public under the Securities Act, the Company must give written notice of the proposed registration to each stockholder, who then have the right to request that any part of its registrable equity interests be included in such registration, subject to certain limitations.

        Holdback agreements.    Each stockholder agrees that it would not offer for public sale any equity interests during a period not to exceed 90 days (180 days in the case of an initial public offering) after the effective date of any registration statement filed by the Company in connection with an

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 16—RELATED PARTY TRANSACTIONS (Continued)

underwritten public offering (except as part of such underwritten registration or as otherwise permitted by such underwriters), subject to certain limitations.

Amended and Restated Fee Agreement

        In connection with the merger with LCE Holdings, the Company and the Sponsors entered into an Amended and Restated Fee Agreement, which provided for an annual management fee of $5,000,000, payable quarterly and in advance to each Sponsor, on a pro rata basis, until the twelfth anniversary from December 23, 2004, and such time as the sponsors own less than 20% in the aggregate of the Company. In addition, the fee agreement provided for reimbursements by the Company to the Sponsors for their out-of-pocket expenses. The Amended and Restated Fee Agreement terminated on June 11, 2007, the date of the holdco merger, and was superseded by a substantially identical agreement entered into by the Company, the Sponsors and the Company's other stockholders.

        Upon the consummation of a change in control transaction or an initial public offering, each of the Sponsors will receive, in lieu of quarterly payments of the annual management fee, a fee equal to the net present value of the aggregate annual management fee that would have been payable to the Sponsors during the remainder of the term of the fee agreement (assuming a twelve year term from the date of the original fee agreement), calculated using the treasury rate having a final maturity date that is closest to the twelfth anniversary of the date of the original fee agreement date. As of April 1, 2010, the Company estimates this amount would be $29,190,000 should a change in control transaction or an IPO occur. The Company expects to record any lump sum payment to the Sponsors as a dividend.

        The fee agreement also provides that the Company will indemnify the Sponsors against all losses, claims, damages and liabilities arising in connection with the management services provided by the Sponsors under the fee agreement.

        The Company is owned by the Sponsors, other co-investors and by certain members of management as follows: JPMP (20.839%); Apollo (20.839%); Bain Capital Partners (15.13%); The Carlyle Group (15.13%); Spectrum Equity Investors (9.79%); Weston Presidio Capital IV, L.P. and WPC Entrepreneur Fund II, L.P. (3.91%); Co-Investment Partners, L.P. (3.91%); Caisse de Depot et Placement du Quebec (3.128%); AlpInvest Partners CS Investments 2003 C.V., AlpInvest Partners Later Stage Co-Investments Custodian II B.V. and AlpInvest Partners Later Stage Co-Investments Custodian IIA B.V. (2.737%); SSB Capital Partners (Master Fund) I, L.P. (1.955%); CSFB Strategic Partners Holdings II, L.P., CSFB Strategic Partners Parallel Holdings II, L.P., and GSO Credit Opportunities Fund (Helios), L.P. (1.564%); Credit Suisse Anlagestiftung, Pearl Holding Limited, Vega Invest (Guernsey) Limited and Partners Group Private Equity Performance Holding Limited (0.782%); Screen Investors 2004, LLC (0.152%); and current and former members of management (0.134%)(1).

(1)
All percentage ownerships are approximate.

Control Arrangement

        The Sponsors have the ability to control the Company's affairs and policies and the election of directors and appointment of management.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 16—RELATED PARTY TRANSACTIONS (Continued)

DCIP

        In February 2007, Mr. Travis Reid was hired as the chief executive officer of DCIP, a joint venture between the Company, Cinemark and Regal formed to explore the possibility of implementing digital cinema in the Company's theatres and to create a financing model and establish agreements with major motion picture studios for the implementation of digital cinema. Mr. Reid is a member of the Company's Board of Directors. See Note 5—Investments, for a discussion of transactions with DCIP.

Market Making Transactions

        On August 18, 2004, the Company sold $304,000,000 in aggregate principal amount at maturity of its 12% Senior Discount Notes due 2014. On June 9, 2009, the Company sold $600,000,000 in aggregate principal amount of its Notes due 2019. On January 26, 2006, the Company sold $325,000,000 in aggregate principal amount of its Notes due 2016. JP Morgan Securities Inc., an affiliate of J.P. Morgan Partners, LLC which owns approximately 20.8% of the Company, was an initial purchaser of these notes. Credit Suisse Securities (USA) LLC, whose affiliates own approximately 1.6% of the Company, was also an initial purchaser of these notes.

NOTE 17—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY

        The Company is a holding company that conducts substantially all of its business operations through its subsidiaries.

        There are significant restrictions on the Company's ability to obtain funds from any of its subsidiaries through dividends, loans or advances. Accordingly, these condensed financial statements have been presented on a "parent-only" basis. Under a parent-only presentation, the Company's investments in its consolidated subsidiaries are presented under the equity method of accounting. These parent-only financial statements should be read in conjunction with the Company's audited consolidated financial statements.

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 17—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC Entertainment Holdings, Inc.
CONDENSED STATEMENTS OF OPERATIONS—PARENT ONLY

(In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
Operating Costs and Expenses
General and administrative:
Merger, acquisition and transaction costs	$195	$829	$938
Other	310	53	(93)

Operating costs and expenses	505	882	845

Operating loss	(505)	(882)	(845)
Other expense (income)
Equity in (earnings) loss of Marquee Holdings Inc.	(39,654)	111,158	(22,733)
Other income	(85,234)	—	—
Interest expense
Corporate borrowings	12,019	37,034	36,819
Investment income	(47)	(28)	(90)

Total other (income) expense	(112,916)	148,164	13,996

Earnings (loss) before income taxes	112,411	(149,046)	(14,841)
Income tax provision (benefit)	32,500	—	(8,600)

Net earnings (loss)	$79,911	$(149,046)	$(6,241)

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 17—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC Entertainment Holdings, Inc.
CONSOLIDATED BALANCE SHEETS—PARENT ONLY

(In thousands, except share data)	April 1, 2010	April 2, 2009
Assets
Cash and equivalents	$113,645	$3,017
Receivables	—	—
Other current assets	672	274

Total current assets	114,317	3,291
Goodwill	8,026	8,026
Investment in Marquee Holdings Inc.	546,098	826,178
Other long-term assets	1,966	7,186

Total assets	$670,407	$844,681

Liabilities and Stockholders' Equity
Current liabilities:
Accrued expenses and other liabilities	$—	$347

Total current liabilities	—	347
Corporate borrowings	198,265	465,850
Deferred Taxes	32,600

Total liabilities	230,865	466,197

Stockholders' Equity:
Class A-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 and 382,475.00000 shares issued and outstanding as of April 1, 2010 and April 2, 2009, respectively)	4	4
Class A-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 382,475.00000 and 382,475.00000 shares issued and outstanding as of April 1, 2010 and April 2, 2009, respectively)	4	4
Class N Common Stock nonvoting ($.01 par value, 375,000 shares authorized; 1,700.63696 shares issued and outstanding as of April 1, 2010 and April 2, 2009)	—	—
Class L-1 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 and 256,085.61252 shares issued and outstanding as of April 1, 2010 and April 2, 2009, respectively)	3	3
Class L-2 Common Stock voting ($.01 par value, 1,500,000 shares authorized; 256,085.61252 and 256,085.61252 shares issued and outstanding as of April 1, 2010 and April 2, 2009, respectively)	3	3
Additional paid-in capital	669,837	668,453
Treasury stock, 4,314 shares at cost	(2,596)	(2,596)
Accumulated other comprehensive income (loss)	(3,176)	17,061
Accumulated deficit	(224,537)	(304,448)

Total stockholders' equity	439,542	378,484

Total liabilities and stockholders' equity	$670,407	$844,681

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 17—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC Entertainment Holdings, Inc.
CONDENSED STATEMENTS OF CASH FLOWS—PARENT ONLY

(In thousands)	52 Weeks Ended April 1, 2010	52 Weeks Ended April 2, 2009	53 Weeks Ended April 3, 2008
INCREASE (DECREASE) IN CASH AND EQUIVALENTS
Cash flows from operating activities
Net earnings (loss)	$79,911	$(149,046)	$(6,241)
Adjustments to reconcile net earnings (loss) to net cash used in operating activities:
Amortization of discount on corporate borrowings	—	795	643
Interest accrued to principal on Corporate borrowings	10,570	34,001	34,411
Interest paid and discount on Repurchase of Parent Term Loan	(29,046)	—	—
Deferred income taxes	32,500	—	(8,600)
Gain on extinguishment of debt	(85,451)	—	—
Equity in (earnings) loss of Marquee Holdings Inc.	(39,654)	111,158	(22,733)
Net change in operating activities:
Receivables and other assets	(344)	2,238	1,764
Accrueds and other liabilities	—	(289)	289
Other, net	1,499	179	—

Net cash used in operating activities	(30,015)	(964)	(467)

Cash flows from investing activities
Contribution from Marquee Holdings Inc.	300,881	3,349	270,588

Net cash provided by investing activities	300,881	3,349	270,588

Cash flows from financing activities
Proceeds from issuance of Parent Term Loan Facility	—	—	396,000
Repurchase of Parent Term Loan	(160,035)	—	—
Proceeds from exercise of stock options	—	—	500
Dividends paid to stockholders	—	—	(652,800)
Deferred financing costs	(203)	—	(10,718)
Proceeds from issuance of common stock	—	125	—
Treasury stock purchases	—	(2,596)	—

Net cash used in financing activities	(160,238)	(2,471)	(267,018)

Net increase in cash and equivalents	110,628	(86)	3,103
Cash and equivalents at beginning of year	3,017	3,103	—

Cash and equivalents at end of year	$113,645	$3,017	$3,103

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 17—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC Entertainment Holdings, Inc.

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY—PARENT ONLY

	Class A-1 Voting Common Stock		Class A-2 Voting Common Stock		Class N Nonvoting Common Stock
(In thousands, except share and per share data)	Shares	Amount	Shares	Amount	Shares	Amount
March 29, 2007 through April 1, 2010
Balance March 29, 2007	382,475.00000	$4	382,475.00000	$4	5,128.77496	$—
Comprehensive loss
Net loss	—	—	—	—	—	—
ASC 740 (formerly FIN 48) adoption adjustment	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Change in fair value of cash flow hedges	—	—	—	—	—	—
Losses on interest rate swaps reclassified to interest expense corporate borrowings	—	—	—	—	—	—
Pension and other benefit adjustments	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—

Comprehensive loss	—	—	—	—	—	—
Stock-based compensation—options	—	—	—	—	—	—
Dividends paid to stockholders	—	—	—	—	—	—
Exercise of stock options	—	—	—	—	500	—

Balance April 3, 2008	382,475.00000	4	382,475.00000	4	5,628.77496	—
Comprehensive earnings (loss):
Net loss	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Change in fair value of cash flow hedges	—	—	—	—	—	—
Losses on interest rate swaps reclassified to interest expense corporate borrowings	—	—	—	—	—	—
Pension and other benefit adjustments	—	—	—	—	—	—
Unrealized loss on marketable securities	—	—	—	—	—	—

Comprehensive loss	—	—	—	—	—	—
ASC 715 (formerly SFAS 158) adoption adjustment	—	—	—	—	—	—
Stock-based compensation—options	—	—	—	—	—	—
Treasury Stock purchased	—	—	—	—	(4,314)	—
Issuance of Class N Common Stock	—	—	—	—	385.862	—

Balance April 2, 2009	382,475.00000	4	382,475.00000	4	1,700.63696	—
Comprehensive earnings
Net earnings	—	—	—	—	—	—
Foreign currency translation adjustment	—	—	—	—	—	—
Change in fair value of cash flow hedges	—	—	—	—	—	—
Losses on interest rate swaps reclassified to interest expense corporate borrowings	—	—	—	—	—	—
Pension and other benefit adjustments	—	—	—	—	—	—
Unrealized gain on marketable securities	—	—	—	—	—	—

Comprehensive earnings	—	—	—	—	—	—
Stock-based compensation—options	—	—	—	—	—	—

Balance April 1, 2010	382,475.0000	$4	382,475.0000	$4	1,700.63696	$—

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 17—CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY (Continued)

AMC Entertainment Holdings, Inc.

CONDENSED STATEMENTS OF STOCKHOLDERS' EQUITY—PARENT ONLY (Continued)

Class L-1 Voting Common Stock		Class L-2 Voting Common Stock
						Accumulated Other Comprehensive Income (Loss)
				Additional Paid-in Capital	Treasury Stock		Accumulated Deficit	Total Stockholders' Equity
Shares	Amount	Shares	Amount

256,085.61252	$3	256,085.61252	$3	$1,314,579	$—	$(3,834)	$(143,706)	$1,167,053

—	—	—	—	—	—	—	(6,241)	(6,241)

—	—	—	—	—	—	—	(5,373)	(5,373)
—	—	—	—	—	—	(1,708)	—	(1,708)
—	—	—	—	—	—	(5,507)	—	(5,507)

—	—	—	—	—	—	1,523	—	1,523
—	—	—	—	—	—	6,532	—	6,532
—	—	—	—	—	—	(674)	—	(674)

—	—	—	—		—			(11,448)
—	—	—	—	3,426	—	—	—	3,426
—	—	—	—	(652,800)	—	—	—	(652,800)
—	—	—	—	500	—	—	—	500

256,085.61252	3	256,085.61252	3	665,705	—	(3,668)	(155,320)	506,731

—	—	—	—	—	—	—	(149,046)	(149,046)
—	—	—	—	—	—	25,558	—	25,558
—	—	—	—	—	—	(1,833)	—	(1,833)

—	—	—	—	—	—	5,230	—	5,230
—	—	—	—	—	—	(8,117)	—	(8,117)
—	—	—	—	—	—	(109)	—	(109)

—	—	—	—	—	—	—	—	(128,317)

—	—	—	—	—	—	—	(82)	(82)
—	—	—	—	2,623	—	—	—	2,623
—	—	—	—	—	(2,596)	—	—	(2,596)
—	—	—	—	125	—	—	—	125

256,085.61252	3	256,085.61252	3	668,453	(2,596)	17,061	(304,448)	378,484

—	—	—	—	—	—	—	79,911	79,911
—	—	—	—	—	—	(13,021)	—	(13,021)
—	—	—	—	—	—	(6)	—	(6)

—	—	—	—	—	—	558	—	558
—	—	—	—	—	—	(8,499)	—	(8,499)
—	—	—	—	—	—	731	—	731

—	—	—	—	—	—			59,674
—	—	—	—	1,384	—	—	—	1,384

256,085.61252	$3	256,085.61252	$3	$669,837	$(2,596)	$(3,176)	$(224,537)	$439,542

AMC Entertainment Holdings, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

Years Ended April 1, 2010, April 2, 2009 and April 3, 2008

NOTE 18-SUPPLEMENTAL FINANCIAL INFORMATION (UNAUDITED)

AMC Entertainment Holdings, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS BY QUARTER
(In thousands)

									Fiscal Year
	July 2, 2009	July 3, 2008	October 1, 2009	October 2, 2008	December 31, 2009	January 1, 2009	April 1, 2010	April 2, 2009
									2010	2009
Revenues
Admissions	$446,227	$416,931	$390,498	$404,517	$444,420	$376,917	$430,708	$381,963	$1,711,853	$1,580,328
Concessions	173,660	169,834	147,381	159,916	166,867	148,757	158,808	147,744	646,716	626,251
Other theatre	15,425	15,454	13,173	15,577	15,895	13,261	14,677	14,616	59,170	58,908

Total revenues	635,312	602,219	551,052	580,010	627,182	538,935	604,193	544,323	2,417,739	2,265,487

Operating costs and expenses
Film exhibition costs	249,101	231,736	208,328	218,376	239,275	196,439	231,928	196,105	928,632	842,656
Concession costs	19,165	18,437	15,905	16,580	18,378	16,000	19,406	16,762	72,854	67,779
Operating expense	150,177	146,596	143,391	147,857	155,597	143,299	161,609	138,270	610,774	576,022
Rent	112,373	112,335	108,311	112,814	110,423	111,724	109,557	111,930	440,664	448,803
General and administrative:
Merger, acquisition and transaction costs	432	67	54	1,025	487	310	1,605	79	2,578	1,481
Management fee	1,250	1,250	1,250	1,250	1,250	1,250	1,250	1,250	5,000	5,000
Other	13,282	11,209	13,065	11,928	14,826	10,741	17,101	19,922	58,274	53,800
Depreciation and amortization	48,788	50,586	46,689	50,470	47,472	50,464	45,393	49,893	188,342	201,413
Impairment of long-lived assets(1)	—	—	—	—	—	73,547	3,765	—	3,765	73,547

Operating costs and expenses	594,568	572,216	536,993	560,300	587,708	603,774	591,614	534,211	2,310,883	2,270,501

Operating income (loss)	40,744	30,003	14,059	19,710	39,474	(64,839)	12,579	10,112	106,856	(5,014)
Other expense (income)
Other income(2)	(73,283)	(2,203)	(10,116)	(7,701)	(2,135)	(1,889)	(2,259)	(2,346)	(87,793)	(14,139)
Interest expense
Corporate borrowings	39,081	45,908	43,407	46,545	42,527	46,431	43,424	43,807	168,439	182,691
Capital and financing lease obligations	1,413	1,497	1,413	1,498	1,413	1,497	1,413	1,498	5,652	5,990
Equity in earnings of non-consolidated entities	(6,262)	(4,385)	(4,348)	(5,321)	(7,517)	(6,033)	(12,173)	(9,084)	(30,300)	(24,823)
Investment income	(127)	(293)	(50)	(316)	(36)	(928)	(74)	(222)	(287)	(1,759)

Total other expense (income)	(39,178)	40,524	30,306	34,705	34,252	39,078	30,331	33,653	55,711	147,960

Earnings (loss) from continuing operations before income taxes	79,922	(10,521)	(16,247)	(14,995)	5,222	(103,917)	(17,752)	(23,541)	51,145	(152,974)
Income tax provision (benefit)(3)	32,700	1,880	(50)	838	(550)	882	(68,400)	2,200	(36,300)	5,800

Earnings (loss) from continuing operations	47,222	(12,401)	(16,197)	(15,833)	5,772	(104,799)	50,648	(25,741)	87,445	(158,774)
Earnings (loss) from discontinued operations, net of income taxes(4)	723	4,304	(181)	2,528	494	2,085	(8,570)	811	(7,534)	9,728

Net earnings (loss)	$47,945	$(8,097)	$(16,378)	$(13,305)	$6,266	$(102,714)	$42,078	$(24,930)	$79,911	$(149,046)

Basic earnings (loss) per share:
Earnings (loss) from continuing operations	$36.93	$(9.67)	$(12.67)	$(12.36)	$4.51	$(81.81)	$39.61	$(20.11)	$68.38	$(123.93)
Earnings (loss) from discontinued operations	0.56	3.36	(0.14)	1.97	0.39	1.63	(6.71)	0.64	(5.89)	7.60

Net earnings (loss) per share	$37.49	$(6.31)	$(12.81)	$(10.39)	$4.90	$(80.18)	$32.90	$(19.47)	$62.49	$(116.33)

Diluted earnings (loss) per share:
Earnings (loss) from continuing operations	$36.93	$(9.67)	$(12.67)	$(12.36)	$4.50	$(81.81)	$39.23	$(20.11)	$68.24	$(123.93)
Earnings (loss) from discontinued operations	0.56	3.36	(0.14)	1.97	0.38	1.63	(6.64)	0.64	(5.88)	7.60

Net earnings (loss) per share:	$37.49	$(6.31)	$(12.81)	$(10.39)	$4.88	$(80.18)	$32.59	$(19.47)	$62.36	$(116.33)

Average shares outstanding:
Basic	1,278.82	1,282.57	1,278.82	1,280.98	1,278.82	1,280.98	1,278.82	1,280.24	1,278.82	1,281.20

Diluted	1,278.82	1,282.57	1,278.82	1,280.98	1,283.45	1,280.98	1,291.15	1,280.24	1,281.42	1,281.20

(1)
During the 13 weeks ended January 1, 2009 and April 1, 2010, the Company recorded impairment charges of $73.5 million and $3.8 million, respectively.

(2)
During the 13 weeks ended July 2, 2009 and October 1, 2009, the Company recorded net gains on the extinguishment of debt of $71.2 million and $2.7 million, respectively.

(3)
During the 13 weeks ended April 1, 2010, we released $55.2 million of valuation allowance for deferred tax assets which reduced our income tax provision.

(4)
During the 13 weeks ended April 1, 2010, we recorded $8.9 million of bad debt expense related to Cinemex.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members of
National CineMedia, LLC
Centennial, Colorado

        We have audited the accompanying balance sheets of National CineMedia, LLC (the "Company") as of December 31, 2009 and January 1, 2009, and the related statements of operations, members' equity (deficit), and cash flows for the years ended December 31, 2009 and January 1, 2009, the period February 13, 2007 through December 27, 2007, and for the period December 29, 2006 through February 12, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and January 1, 2009, and the results of its operations and its cash flows for the years ended December 31, 2009 and January 1, 2009, the period February 13, 2007 through December 27, 2007, and for the period December 29, 2006 through February 12, 2007, in conformity with accounting principles generally accepted in the United States of America.

/s/ Deloitte & Touche LLP

Denver, Colorado
March 9, 2010

NATIONAL CINEMEDIA, LLC

BALANCE SHEETS

(In millions)

	December 31, 2009	January 1, 2009
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$37.8	$34.1
Receivables, net of allowance of $3.6 and $2.6 million, respectively	89.0	92.0
Prepaid expenses	1.5	1.6
Prepaid management fees to managing member	0.6	0.5

Total current assets	128.9	128.2
PROPERTY AND EQUIPMENT, net of accumulated depreciation of $39.3 and $27.0 million, respectively	23.7	28.0
INTANGIBLE ASSETS, net of accumulated amortization of $4.4 and $1.5 million, respectively	134.2	111.8
OTHER ASSETS:
Debt issuance costs, net	9.2	11.1
Equity method investment	7.4	—
Other long-term assets	1.0	0.8

Total other assets	17.6	11.9

TOTAL	$304.4	$279.9

LIABILITIES AND MEMBERS' EQUITY/(DEFICIT)
CURRENT LIABILITIES:
Amounts due to founding members	29.8	25.6
Amounts due to managing member	22.9	22.1
Accrued expenses	12.4	6.3
Current portion of long-term debt	4.3	—
Accrued payroll and related expenses	6.6	5.7
Accounts payable	11.3	11.2
Deferred revenue and other current liabilities	2.8	3.4

Total current liabilities	90.1	74.3
OTHER LIABILITIES:
Borrowings	799.0	799.0
Interest rate swap agreements	54.6	87.7
Other long-term liabilities	0.3	4.5

Total other liabilities	853.9	891.2

Total liabilities	944.0	965.5

COMMITMENTS AND CONTINGENCIES (NOTE 9)
MEMBERS' EQUITY/(DEFICIT)	(639.6)	(685.6)

TOTAL	$304.4	$279.9

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF OPERATIONS

(In millions)

	Year Ended December 31, 2009	Year Ended January 1, 2009	Period February 13, 2007 through December 27, 2007	Period December 29, 2006 through February 12, 2007
REVENUE:
Advertising (including revenue from founding members of $36.3, $43.3, $40.9 and $0 million, respectively)	$335.1	$330.3	$282.7	$20.6
Administrative fees—founding members	—	—	—	0.1
Fathom Events	45.5	38.9	25.4	2.9
Other	0.1	0.3	0.2	—

Total	380.7	369.5	308.3	23.6

OPERATING EXPENSES:
Advertising operating costs	20.0	18.7	9.1	1.1
Fathom Events operating costs	29.1	25.1	15.4	1.4
Network costs	18.6	17.0	13.3	1.7
Theatre access fees/circuit share costs—founding members	52.7	49.8	41.5	14.4
Selling and marketing costs	50.2	47.9	40.9	5.2
Administrative costs	14.8	14.5	10.0	2.8
Administrative fee—managing member	10.8	9.7	9.2	—
Severance plan costs	—	0.5	1.5	0.4
Depreciation and amortization	15.6	12.4	5.0	0.7
Other costs	0.7	0.7	0.9	—

Total	212.5	196.3	146.8	27.7

OPERATING INCOME (LOSS)	168.2	173.2	161.5	(4.1)
Interest Expense, Net:
Borrowings	47.1	51.8	48.0	0.1
Change in derivative fair value	(7.0)	14.2	—	—
Interest income and other	(2.0)	(0.2)	(0.2)	—

Total	38.1	65.8	47.8	0.1
Impairment and related loss	—	11.5	—	—

INCOME (LOSS) BEFORE INCOME TAXES	130.1	95.9	113.7	(4.2)
Provision for Income Taxes	0.8	0.6	—	—
Equity loss from investment, net	0.8	—	—	—

NET INCOME (LOSS)	$128.5	$95.3	$113.7	$(4.2)

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF MEMBERS' EQUITY/(DEFICIT)

(In millions)

Total
Balance—December 28, 2006	$3.5
Contribution of severance plan payments	0.4
Net loss	(4.2)

Balance—February 12, 2007	$(0.3)

Balance—February 13, 2007	$(0.3)
Contribution of severance plan payments	1.5
Capital contribution from managing member	746.1
Capital contribution from founding member	11.2
Distribution to managing member	(53.3)
Distribution to founding members	(1,521.6)
Reclassification of unit option plan	2.3
Comprehensive Income:
Unrealized (loss) on cash flow hedge	(14.4)
Net income	113.7

Total Comprehensive Income	99.3

Share-based compensation expense	1.0

Balance—December 27, 2007	$(713.8)

Contribution of severance plan payments	0.5
Capital contribution from managing member	0.6
Capital contribution from founding members	4.7
Distribution to managing member	(55.5)
Distribution to founding members	(75.5)
Units issued for purchase of intangible asset	116.1
Comprehensive Income:
Unrealized (loss) on cash flow hedge	(59.1)
Net income	95.3

Total Comprehensive Income	36.2
Share-based compensation expense	1.1

Balance—January 1, 2009	$(685.6)

Capital contribution from founding members	0.1
Distribution to managing member	(57.8)
Distribution to founding members	(81.5)
Units issued for purchase of intangible asset	28.5
Comprehensive Income:
Unrealized (loss) on cash flow hedge	26.1
Net income	128.5

Total Comprehensive Income	154.6
Share-based compensation expense	2.1

Balance—December 31, 2009	$(639.6)

See accompanying notes to financial statements.

NATIONAL CINEMEDIA, LLC

STATEMENTS OF CASH FLOWS

(In millions)

	Year Ended December 31, 2009	Year Ended January 1, 2009	Period February 13, 2007 through December 27, 2007	Period December 29, 2006 through February 12, 2007
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$128.5	$95.3	$113.7	$(4.2)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	15.6	12.4	5.0	0.7
Non-cash severance plan and share-based compensation	2.0	1.5	2.5	0.7
Non-cash impairment and related loss	—	11.5	—	—
Net unrealized hedging transactions	(7.0)	14.2	—	—
Equity in losses from investment	0.8	—	—	—
Amortization of debt issuance costs	1.9	1.9	1.7	—
Changes in operating assets and liabilities:
Receivables—net	3.0	(0.4)	(40.3)	12.6
Accounts payable and accrued expenses	6.9	(0.7)	10.4	(4.4)
Amounts due to founding members and managing member	1.2	0.4	(51.1)	(3.7)
Other	(3.5)	0.1	(1.3)	0.5

Net cash provided by operating activities	149.4	136.2	40.6	2.2

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(8.4)	(16.6)	(13.8)	(0.5)
Increase in investment in affiliate	(2.0)	—	(7.0)	—
Other	—	—	(0.3)	—

Net cash (used in) investing activities	(10.4)	(16.6)	(21.1)	(0.5)

CASH FLOWS FROM FINANCING ACTIVITIES:
Reimbursement (payment) of offering costs and fees	—	—	4.7	(0.1)
Proceeds from borrowings	—	139.0	924.0	13.0
Repayments of borrowings	(3.0)	(124.0)	(150.0)	(13.0)
Proceeds from managing member contributions	—	0.6	746.1	—
Proceeds from founding member contributions	3.6	9.7	7.5	—
Distribution to founding members and managing member	(135.9)	(118.3)	(1,538.0)	—
Payment of debt issuance costs	—	—	(14.6)	—

Net cash (used in) financing activities	(135.3)	(93.0)	(20.3)	(0.1)

CHANGE IN CASH AND CASH EQUIVALENTS	3.7	26.6	(0.8)	1.6
CASH AND CASH EQUIVALENTS:
Beginning of period	34.1	7.5	8.3	6.7

End of period	$37.8	$34.1	$7.5	$8.3

NATIONAL CINEMEDIA, LLC

STATEMENTS OF CASH FLOWS (Continued)

(In millions)

	Year Ended December 31, 2009	Year Ended January 1, 2009	Period February 13, 2007 through December 27, 2007	Period December 29, 2006 through February 12, 2007
Supplemental disclosure of non-cash financing and investing activity:
Contribution for severance plan payments	—	$0.5	$1.5	$0.4
Increase in distributions payable to founding members and managing member	$53.1	$49.7	$37.0	—
Contributions from members collected after period end	—	$0.4	$3.7	—
Integration payment from founding member collected after period end	$1.2	$1.2	—	—
Purchase of an intangible asset with subsidiary equity	$28.5	$116.1	—	—
Settlement of put liability by issuance of debt	$7.0	—	—	—
Assets acquired in settlement of put liability	$2.5	—	—	—
Increase in property and equipment not requiring cash in the period	—	—	$0.6	—
Unit option plan reclassified to equity	—	—	$2.3	—
Supplemental disclosure of cash flow information:
Cash paid for interest	$38.8	$48.3	$44.0	$0.1
Cash paid for income taxes	$0.8	$0.6	—	—

See accompanying notes to financial statements.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Formation of Business

        National CineMedia, LLC ("NCM LLC" or "the Company") commenced operations on April 1, 2005 and operates the largest digital in-theatre network in North America, allowing NCM LLC to distribute advertising, Fathom Business meeting services, and Fathom Consumer entertainment services under long-term exhibitor services agreements ("ESAs") with American Multi-Cinema, Inc. ("AMC"), a wholly owned subsidiary of AMC Entertainment, Inc. ("AMCE"), Regal Cinemas, Inc., a wholly owned subsidiary of Regal Entertainment Group ("Regal"), and Cinemark USA, Inc. ("Cinemark USA"), a wholly owned subsidiary of Cinemark Holdings, Inc. ("Cinemark"). AMC, Regal and Cinemark and their affiliates are referred to in this document as "founding members". NCM LLC also provides such services to certain third-party theatre circuits under multi-year network affiliate agreements, which expire at various dates.

        NCM LLC was formed through the combination of the operations of National Cinema Network, Inc. ("NCN"), a wholly owned subsidiary of AMCE, and Regal CineMedia Corporation ("RCM"), a wholly owned subsidiary of Regal. All assets contributed to and liabilities assumed by NCM LLC were recorded on NCM LLC's accounting records in the amounts as reflected on the Members' historic accounting records, based on the application of accounting principles as provided in ASC Topic 805—Business Combinations (formerly under Emerging Issues Task Force ("EITF") 98-4, Accounting by a Joint Venture for Businesses Received at its Formation). Although legally structured as a limited liability company, NCM LLC was considered a joint venture for accounting purposes given the joint control provisions of the operating agreement among the members, consistent with ASC Topic 323—Investments—Equity Method and Joint Venture (formerly Accounting Principles Board ("APB") Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock). RCM and NCN are each considered to be predecessors of NCM LLC. Cinemark became a founding member on July 15, 2005 through units, which were issued to Cinemark Media, Inc. ("Cinemark Media"), a wholly owned subsidiary of Cinemark USA, Inc.

  Initial Public Offering and Related Transactions

        On February 13, 2007, National CineMedia, Inc. ("NCM, Inc." or "managing member"), a Company formed by NCM LLC and incorporated in the State of Delaware with the sole purpose of becoming a member and sole manager of NCM LLC, closed its initial public offering ("IPO"). NCM, Inc. used the net proceeds from its IPO to purchase a 44.8% interest in NCM LLC, paying NCM LLC $746.1 million, which included reimbursement to NCM LLC for expenses the Company advanced related to the NCM, Inc. IPO and paying the founding members $78.5 million for a portion of the NCM LLC units owned by them. NCM LLC paid $686.3 million of the funds received from NCM, Inc. to the founding members as consideration for their agreement to modify the then-existing ESAs. Proceeds received by NCM LLC from NCM, Inc. of $59.8 million, together with $709.7 million net proceeds from NCM LLC's new senior secured credit facility (see Note 6), entered into concurrently with the completion of NCM, Inc.'s IPO were used to redeem $769.5 million in NCM LLC preferred units held by the founding members. The preferred units were created immediately prior to the NCM, Inc. IPO in a non-cash recapitalization of each membership unit into one common unit and one preferred unit. Immediately prior to this non-cash recapitalization, the existing common units and employee unit options (see Note 7) were split on a 44,291-to-1 basis. All unit and per unit amounts in these financial statements reflect the impact of this split.

        At December 31, 2009, NCM LLC had 101,557,505 membership units outstanding, of which 42,121,747 (41.5%) were owned by NCM, Inc., 25,425,689 (25.0%) were owned by RCM, 18,821,114 (18.5%) were owned by AMC, and 15,188,955 (15.0%) were owned by Cinemark.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In connection with the completion of the NCM, Inc.'s IPO, NCM, Inc. and the founding members entered into a third amended and restated limited liability company operating agreement of NCM LLC ("LLC Operating Agreement"). Under the LLC Operating Agreement, NCM, Inc. became a member and the sole manager of NCM LLC. As the sole manager, NCM, Inc. is able to control all of the day to day business affairs and decision-making of NCM LLC without the approval of any other member. NCM, Inc. cannot be removed as manager of NCM LLC. NCM LLC entered into a management services agreement with NCM, Inc. pursuant to which NCM, Inc. agrees to provide certain specific management services to NCM LLC, including those services typically provided by the individuals serving in the positions of president and chief executive officer, president of sales and chief marketing officer, executive vice president and chief financial officer, executive vice president and chief operations officer and executive vice president and general counsel. In exchange for the services, NCM LLC reimburses NCM, Inc. for compensation and other expenses of the officers and for certain out-of-pocket costs (see Note 5). NCM LLC also provides administrative and support services to NCM, Inc. such as office facilities, equipment, supplies, payroll and accounting and financial reporting. The management services agreement also provides that NCM LLC employees may participate in the NCM, Inc. equity incentive plan (see Note 7). NCM LLC will indemnify NCM Inc. for any losses arising from NCM Inc.'s performance under the management services agreement, except that NCM Inc. will indemnify NCM LLC for any losses caused by NCM Inc.'s willful misconduct or gross negligence.

        The ESAs with the founding members were amended and restated in conjunction with the NCM, Inc. IPO. Subject to limited exceptions, under the ESAs NCM LLC is the exclusive provider of advertising services to the founding members for a 30-year term (with a five-year right of first refusal commencing one year before the end of the term) beginning February 13, 2007 and Fathom Events services to the founding members for an initial five-year term, with an automatic five-year renewal providing certain financial tests are met. In exchange for the right to provide these services to the founding members, NCM LLC is required to pay to the founding members a theatre access fee which is a specified calculation based on the attendance at the founding member theatres and the number of digital screens in founding member theatres. Prior to the NCM, Inc. IPO, NCM LLC paid to the founding members a percentage of NCM LLC's advertising revenue as advertising circuit share. Upon the completion of the NCM, Inc. IPO, the founding members made additional time available for sale by NCM LLC, subject to a first right to purchase the time, if needed, by the founding members to fulfill advertising obligations with their in-theatre beverage concessionaries.

  Basis of Presentation

        The Company has prepared its financial statements and related notes in accordance with accounting principles generally accepted in the United States of America ("GAAP") and the rules and regulations of the Securities and Exchange Commission ("SEC").

        The Company's historical financial data may not be indicative of the Company's future performance nor will such data reflect what its financial position and results of operations would have been had it operated as an independent company during the entirety of all periods presented. NCM, Inc.'s IPO was completed in February 2007. In addition, as a result of the various related-party agreements discussed in Note 5, the operating results as presented are not necessarily indicative of the results that might have occurred if all agreements were with non-related third parties.

        The founding members received all of the proceeds from NCM, Inc.'s IPO and the related issuance of debt, except for amounts needed to pay out-of-pocket costs of the financings and other expenses, and $10.0 million to repay outstanding amounts under NCM LLC's then-existing revolving

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

line of credit agreement. In conformity with accounting guidance of the SEC concerning monetary consideration paid to promoters, such as the founding members, in exchange for property conveyed by the promoters, the excess over predecessor cost was treated as a special distribution. Because the founding members had no cost basis in the ESAs, all payments to the founding members with the proceeds of NCM Inc.'s IPO and related debt, amounting to approximately $1.456 billion, have been accounted for as distributions, except for the payments to liquidate accounts payable to the founding members arising from the ESAs. The distributions by NCM LLC to the founding members made at the date of NCM, Inc.'s IPO resulted in a stockholders' deficit.

        The results of operations for the period ended December 27, 2007 are presented in two periods, reflecting operations prior to and subsequent to NCM, Inc.'s IPO. The period from December 29, 2006 through February 12, 2007 is referred to as the "2007 pre-IPO period". The period from February 13, 2007 through December 27, 2007 is referred to as the "2007 post-IPO period". Separate periods have been presented because there were significant changes at the time of NCM, Inc.'s IPO including modifications to the ESAs and related expenses thereunder, and significant changes to revenue arrangements and contracts with the founding members. The financial statements for both the 2007 pre-IPO period and 2007 post-IPO period give effect to allocations of revenues and expenses made using relative percentages of founding member attendance or days in each period, discrete events and other methods management considered a reasonable reflection of the results for such periods.

  Summary of Significant Accounting Policies

        Accounting Period—The Company operates on a 52-week fiscal year, with the fiscal year ending on the first Thursday after December 25, which, in certain years, results in a 53-week year, as was the case for fiscal year 2008.

        Estimates—The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include those related to the reserve for uncollectible accounts receivable and equity-based compensation. Actual results could differ from those estimates.

        Segment Reporting—Segments are accounted for under ASC Topic 280 Segment Reporting (formerly Statement of Financial Accounting Standards ("SFAS") No. 131, Disclosures about Segments of an Enterprise and Related Information). Refer to Note 11.

        Revenue Recognition—Advertising revenue is recognized in the period in which an advertising contract is fulfilled against the contracted theatre attendees. Advertising revenue is recorded net of make-good provisions to account for delivered attendance that is less than contracted attendance. When remaining delivered attendance is provided in subsequent periods, that portion of the revenue earned is recognized in that period. Deferred revenue refers to the unearned portion of advertising contracts. All deferred revenue is classified as a current liability. Fathom Events revenue is recognized in the period in which the event is held.

        Operating Costs—Advertising-related operating costs primarily include personnel and other costs related to advertising fulfillment, and to a lesser degree, production costs of non-digital advertising, and payments due to unaffiliated theatre circuits under the network affiliate agreements.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Fathom Events operating costs include equipment rental, catering, movie tickets acquired primarily from the founding members, revenue share under the amended and restated ESAs and other direct costs of the meeting or event.

        In the 2007 pre-IPO period and prior periods, circuit share costs were fees payable to the founding members for the right to exhibit advertisements within the theatres, based on a percentage of advertising revenue. In the 2007 post-IPO period and subsequent periods, under the amended and restated ESAs, a payment to the founding members of a theatre access fee, in lieu of circuit share expense, comprised of a payment per theatre attendee and a payment per digital screen, both of which escalate over time, is reflected in expense.

        Network costs include personnel, satellite bandwidth, repairs, and other costs of maintaining and operating the digital network and preparing advertising and other content for transmission across the digital network. These costs are not specifically allocable between the advertising business and the Fathom Events business.

        Leases—The Company leases various office facilities under operating leases with terms ranging from three to eight years. We calculate straight-line rent expense over the initial lease term and renewals that are reasonably assured.

        Advertising Costs—Costs related to advertising and other promotional expenditures are expensed as incurred. Due to the nature of our business, we have an insignificant amount of advertising costs included in selling and marketing costs on the statement of operations.

        Cash and Cash Equivalents—All highly liquid debt instruments and investments purchased with an original maturity of three months or less are classified as cash equivalents. These are cash balances in a bank in excess of the federally insured limits or in the form of a money market demand account with a major financial institution.

        Restricted Cash—At December 31, 2009 and January 1, 2009, other non-current assets included restricted cash of $0.3 million, which secures a letter of credit used as a lease deposit on NCM LLC's New York office.

        Receivables—Bad debts are provided for using the allowance for doubtful accounts method based on historical experience and management's evaluation of outstanding receivables at the end of the period. Receivables are written off when management determines amounts are uncollectible. Trade accounts receivable are uncollateralized and represent a large number of geographically dispersed debtors. At December 31, 2009 there was one advertising agency group through which the Company sources national advertising revenue representing approximately 19% of the Company's outstanding gross receivable balance; however, none of the individual contracts related to the advertising agency were more than 10% of advertising revenue. At January 1, 2009, there was one client and one advertising agency group through which the Company sources national advertising revenue representing approximately 10% and 20%, respectively, of the Company's outstanding gross receivable balance; however, none of the individual contracts related to the advertising agency were more than 10% of advertising revenue. The collectability risk is reduced by dealing with large, national advertising agencies and clients who have strong reputations in the advertising industry and stable financial positions.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Receivables consisted of the following, in millions:

	As of December 31, 2009	As of January 1, 2009
Trade accounts	$91.6	$92.4
Other	1.0	2.2
Less allowance for doubtful accounts	(3.6)	(2.6)

Total	$89.0	$92.0

	Year Ended December 31, 2009	Year Ended January 1, 2009	Period February 13, 2007 through December 27, 2007	Period December 29, 2006 through February 12, 2007
ALLOWANCE FOR DOUBTFUL ACCOUNTS:
Balance at beginning of period	$2.6	$1.5	$1.1	$1.1
Provision for bad debt	2.4	2.3	1.0	0.1
Write-offs, net	(1.4)	(1.2)	(0.6)	(0.1)

Balance at end of period	$3.6	$2.6	$1.5	$1.1

        Long-lived Assets—Property and equipment is stated at cost, net of accumulated depreciation or amortization. Refer to Note 2. Major renewals and improvements are capitalized, while replacements, maintenance, and repairs that do not improve or extend the lives of the respective assets are expensed currently. In general, the equipment associated with the digital network that is located within the theatre is owned by the founding members, while equipment outside the theatre is owned by the Company. The Company records depreciation and amortization using the straight-line method over the following estimated useful lives:

Equipment	4 - 10 years
Computer hardware and software	3 - 5 years
Leasehold improvements	Lesser of lease term or asset life

        We account for the costs of software and web site development costs developed or obtained for internal use in accordance with ASC Subtopic 350-40 Internal Use Software (formerly American Institute of Certified Public Accountants Statement of Position ("SOP") 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use) and ASC Subtopic 350-50 Website Development Costs (formerly EITF 00-2, Accounting for Web Site Development Costs). The subtopics require the capitalization of certain costs incurred in developing or obtaining software for internal use. The majority of our software costs and web site development costs, which are included in equipment, are depreciated over three to five years. As of December 31, 2009 and January 1, 2009, we had a net book value of $11.0 million and $11.8 million, respectively, of capitalized software and web site development costs. We recorded approximately $6.7 million, $4.9 million, $2.8 million and $0.3 million for the years ended December 31, 2009, January 1, 2009, the 2007 post-IPO period and the 2007 pre-IPO period, respectively, in depreciation expense. As of December 31, 2009, January 1, 2009 and the 2007 post-IPO period we recorded $1.6 million, $1.2 million and $1.3 million in research and development expense, respectively.

        Construction in progress includes costs relating to installations of our equipment into affiliate theatres. Assets under construction are not depreciated until placed into service.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Intangible assets consist of contractual rights and are stated at cost, net of accumulated amortization. Refer to Note 3. The Company records amortization using the straight-line method over the estimated useful life of the intangibles.

        We assess impairment of long-lived assets pursuant with ASC Topic 360 Property, Plant and Equipment (formerly SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets) annually. This includes determining if certain triggering events have occurred that could affect the value of an asset. Thus far, we have recorded no impairment charges related to long-lived assets.

        Amounts Due to/from Founding Members—Amounts due to/from founding members in the 2009 and 2008 periods include amounts due for the theatre access fee, offset by a receivable for advertising time purchased by the founding members, as well as revenue share earned for Fathom Events plus any amounts outstanding under other contractually obligated payments. Payments to or received from the founding members against outstanding balances are made monthly.

        Amounts Due to/from Managing Member—In the 2009 and 2008 periods, amounts due to/from the managing member include amounts due under the NCM LLC Operating Agreement and other contractually obligated payments. Payments to or received from the managing member against outstanding balances are made periodically.

        Income Taxes—As a limited liability company, NCM LLC's taxable income or loss is allocated to the founding members and managing member and, therefore, the only provision for income taxes included in the financial statements is for income-based state and local taxes.

        Accumulated Other Comprehensive Income/Loss—Accumulated other comprehensive income/loss is composed of the following (in millions):

	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Period February 13, 2007 through December 27, 2007
Beginning Balance	$(73.5)	$(14.4)	$—
Change in fair value on cash flow hedge	24.8	(59.5)	(14.4)
Reclassifications into earnings	1.3	0.4	—

Ending Balance	$(47.4)	$(73.5)	$(14.4)

        Debt Issuance Costs—In relation to the issuance of long-term debt discussed in Note 6, we have a balance of $9.2 million and $11.1 million in deferred financing costs as of December 31, 2009 and January 1, 2009, respectively. These debt issuance costs are being amortized over the terms of the underlying obligation and are included in interest expense. For the years ended December 31, 2009, January 1, 2009, 2007 post-IPO period, and the 2007 pre-IPO period we amortized $1.9 million, $1.9 million, $1.7 million and $0.0, respectively.

        Fair Value of Financial Instruments—The carrying amounts of cash and cash equivalents, the revolving credit facility and other notes payable as reported in the Company's balance sheets approximate their fair values due to their short maturity or floating rate terms, as applicable. The carrying amounts and fair values of interest rate swap agreements are the same since the Company accounts for these instruments at fair value. The Company has estimated the fair value of its term loan based on an average of three non-binding broker quotes and our reasonability analysis to be

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

$688.8 million and $514.8 million at December 31, 2009 and January 1, 2009, respectively. The carrying value of the term loan was $725.0 million as of December 31, 2009 and January 1, 2009.

        Equity Method Investments—The Company accounts for its investment in RMG Networks, Inc., ("RMG") (formerly Danoo, Inc.) under the equity method of accounting as required by ASC Topic 323-10 Investments—Equity Method and Joint Ventures (formerly APB No. 18, The Equity Method of Accounting for Investments in Common Stock) because we exert "significant influence" over, but do not control, the policy and decisions of RMG (see Note 9). As of December 31, 2009, the Company owns approximately 24% of the issued and outstanding preferred and common stock of RMG (before considering out-of-the-money warrants). The Company's investment is $7.4 million. The investment in RMG and the Company's share of its operating results are not material to the Company's financial position or results of operations and as a result summarized financial information is not presented.

        Share-Based Compensation—Stock-based employee compensation is accounted for at fair value under ASC Topic 718 Compensation—Stock Compensation (formerly SFAS No. 123(R), Share-Based Payment). The Company adopted Topic 718 on December 30, 2005 prospectively for new equity based grants, as there were no equity based grants prior to the date of adoption. Refer to Note 7.

  Recent Accounting Pronouncements

        ASC Topic 815-10 Derivatives and Hedging (formerly SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities) was adopted by the Company effective January 2, 2009. The guidance under Topic 815-10 changes the manner of presentation and related disclosures of the fair values of derivative instruments and their gains and losses (see Note 10).

        In April 2009, the Company adopted ASC Topic 820-10-65 Fair Value Measurements and Disclosures (formerly FASB Staff Position No. SFAS 157-4, Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly). The standard provides additional guidance for estimating fair value in accordance with Topic 820-10-65 when the volume and level of activity for the asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate if a transaction is not orderly. The Company adopted this pronouncement effective April 3, 2009 with no impact on its financial statements.

        In July 2009, the FASB issued SFAS No. 168, The Hierarchy of Generally Accepted Accounting Principles. SFAS 168 codified all previously issued accounting pronouncements, eliminating the prior hierarchy of accounting literature, in a single source for authoritative U.S. GAAP recognized by the FASB to be applied by nongovernmental entities. SFAS 168, now ASC Topic 105-10 Generally Accepted Accounting Principles, is effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this pronouncement did not have an effect on the financial statements.

        The Company adopted, ASC Topic 855-10 Subsequent Events (formerly SFAS 165, Subsequent Events) effective April 3, 2009, which was modified in February 2010. This pronouncement changes the general standards of accounting for and disclosure of events that occur after the balance sheet date but before financial statements are issued or are available to be issued (see Note 12).

        In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, Measuring Liabilities at Fair Value, which clarifies, among other things, that when a quoted price in an active market for the identical liability is not available, an entity must measure fair value using one or more specified techniques. The Company adopted the pronouncement effective July 2, 2009 with no impact on its financial statements.

1. THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        In October 2009, the FASB issued ASU No. 2009-13, Multiple-Deliverable Revenue Arrangements, which revises the existing multiple-element revenue arrangements guidance and changes the determination of when the individual deliverables included in a multiple-element revenue arrangement may be treated as separate units of accounting, modifies the manner in which the transaction consideration is allocated across the separately identified deliverables and expands the disclosures required for multiple-element revenue arrangements. The pronouncement is effective for financial statements issued after December 31, 2010. The Company does not expect the pronouncement to have a material effect on its financial statements.

        In January 2010, the FASB issued ASU No. 2010-06, Improving Disclosures about Fair Value Measurements, which requires additional disclosures about (1) the different classes of assets and liabilities measured at fair value, (2) the valuation techniques and inputs used, (3) the activity in Level 3 fair value measurements, and (4) the transfers between Levels 1, 2 and 3. The new disclosures are effective for financial statements issued for interim and annual periods beginning after December 15, 2009. The Company does not expect the pronouncement to have a material effect on its financial statements.

        The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

2. PROPERTY AND EQUIPMENT (in millions)

	As of December 31, 2009	As of January 1, 2009
Equipment	$60.6	$53.3
Leasehold Improvements	1.6	1.4
Less accumulated depreciation	(39.3)	(27.0)

Subtotal	22.9	27.7
Construction in Progress	0.8	0.3

Total property and equipment	$23.7	$28.0

        For the years ended December 31, 2009, January 1, 2009, 2007 post-IPO period and 2007 pre-IPO period we recorded depreciation of $12.5 million, $10.2 million, $4.8 million and $0.6 million respectively.

3. INTANGIBLE ASSETS

        During 2008, NCM LLC issued 2,544,949 common membership units to its founding members in connection with its rights of exclusive access to net new theatres and projected attendees added by the founding members to NCM LLC's network and 2,913,754 common membership units to Regal in connection with the closing of its acquisition of Consolidated Theatres (see Note 5). The Company recorded an intangible asset of $116.1 million representing the contractual rights. During the first quarter of 2009, NCM LLC issued 2,126,104 common membership units to its founding members in exchange for the rights to exclusive access to net new theatre screens and projected attendees added by the founding members to NCM LLC's network. As a result, NCM LLC recorded an intangible asset at fair value of $28.5 million. The Company based the fair value of the intangible assets on the fair value of the common membership units issued on the date of grants, which are freely convertible into NCM Inc.'s common stock.

3. INTANGIBLE ASSETS (Continued)

        Pursuant to ASC Topic 350-10 Intangibles—Goodwill and Other (formerly SFAS No. 142, Goodwill and Other Intangible Assets), the intangible assets have a finite useful life and the Company amortizes the assets over the remaining useful life corresponding with the ESAs. Amortization of the asset related to Regal Consolidated Theatres will not begin until after 2011 since the Company will not have access to on-screen advertising in the Regal Consolidated Theatres until the run-out of their existing on-screen advertising agreement.

	As of December 31, 2009	As of January 1, 2009
	(in millions)
Beginning balance	$111.8	$—
Purchase of intangible asset subject to amortization	28.5	116.1
Less integration payments	(3.2)	(2.8)
Less amortization expense	(2.9)	(1.5)

Total intangible assets	$134.2	$111.8

        For the years ended December 31, 2009 and January 1, 2009 we recorded amortization of $2.9 million and $1.5 million, respectively.

        The estimated aggregate amortization expense for each of the five succeeding years are as follows (in millions):

2010	$3.0
2011	4.9
2012	4.9
2013	4.9
2014	4.9

4. ACCRUED EXPENSES (in millions)

	As of December 31, 2009	As of January 1, 2009
Make-good Reserve	$0.3	$1.3
Accrued Interest	9.8	4.0
Other accrued expenses	2.3	1.0

Total accrued expenses	$12.4	$6.3

5. RELATED-PARTY TRANSACTIONS

  Years Ended December 31, 2009 and January 1, 2009 and the 2007 Post-IPO Period—

        Pursuant to the ESAs, the Company makes monthly theatre access fee payments to the founding members, comprised of a payment per theatre attendee and a payment per digital screen with respect to the founding member theatres included in our network. Also, the founding members are purchasing 60 seconds of on-screen advertising time (with a right to purchase up to 90 seconds) for the year ended December 31, 2009 to satisfy their obligations under their beverage concessionaire agreements at a specified 30 second equivalent cost per thousand ("CPM") impressions. For the year ended January 1, 2009 two of the founding members purchased 90 seconds and one purchased 60 seconds of on-screen advertising time under their beverage concessionaire agreement. For the 2007 post-IPO period, all three founding members purchased 90 seconds of on-screen time. The total theatre access fee to the

5. RELATED-PARTY TRANSACTIONS (Continued)

founding members for the years ended December 31, 2009, January 1, 2009 and the 2007 post-IPO period is $52.7 million, $49.8 million and $41.5 million, respectively. The total revenue related to the beverage concessionaire agreements for the years ended December 31, 2009, January 1, 2009 and the 2007 post-IPO period is $36.3 million, $43.3 million and $40.9 million, respectively. In addition, the Company makes payments to the founding members for use of their screens and theatres for its Fathom Events businesses. These payments are at rates (percentage of event revenue) included in the ESAs based on the nature of the event. Payments to the founding members for these events totaled $6.7 million, $6.0 million and $3.8 million for the years ended December 31, 2009, January 1, 2009 and the 2007 post-IPO period, respectively.

        Also, pursuant to the terms of the LLC Operating Agreement in place since the close of NCM, Inc.'s IPO, NCM LLC is required to make mandatory distributions on a proportionate basis to its members of available cash, as defined in the LLC Operating Agreement, on a quarterly basis in arrears. Balances for the years ended December 31, 2009, January 1, 2009 and the 2007 post-IPO period are as follows (in millions):

	2009	2008	Post-IPO
AMC	$25.8	$24.3	$22.2
Cinemark	20.8	18.5	16.7
Regal	34.9	32.7	26.9
NCM, Inc.	57.8	55.6	53.3

Total	$139.3	$131.1	$119.1

        On January 26, 2006, AMC acquired the Loews Cineplex Entertainment Inc. ("AMC Loews") theatre circuit. The Loews screen integration agreement, effective as of January 5, 2007 and amended and restated as of February 13, 2007, between NCM LLC and AMC, committed AMC to cause substantially all of the theatres it acquired as part of the Loews theatre circuit to be included in the NCM digital network in accordance with the ESAs on June 1, 2008. In accordance with the Loews screen integration agreement, prior to June 1, 2008 AMC paid the Company amounts based on an agreed-upon calculation to reflect cash amounts that approximated what NCM LLC would have generated if the Company sold on-screen advertising in the Loews theatre chain on an exclusive basis. These AMC Loews payments were made on a quarterly basis in arrears through May 31, 2008, with the exception of Star Theatres, which were paid through February 2009 in accordance with certain run-out provisions. For the years ended December 31, 2009, January 1, 2009 and the 2007 post-IPO period, the AMC Loews payment was $0.1 million, $4.7 million and $11.2 million respectively. The AMC Loews payment was recorded directly to NCM LLC's members' equity account.

        On April 30, 2008, Regal acquired Consolidated Theatres and NCM issued common membership units to Regal upon the closing of its acquisition in exchange for the right to exclusive access to the theatres (see Note 3). The Consolidated Theatres had a pre-existing advertising agreement and, as a result, Regal must make "integration" payments pursuant to the ESAs on a quarterly basis in arrears through 2011 in accordance with certain run-out provisions. For the years ended December 31, 2009 and January 1, 2009, the Consolidated Theatres payment was $3.2 million and $2.8 million, respectively and represents a cash element of the consideration received for the common membership units issued.

5. RELATED-PARTY TRANSACTIONS (Continued)

        Amounts due to/from founding members at December 31, 2009 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$0.5	$0.4	$0.5	$1.4
Cost and other reimbursement	(0.5)	(0.5)	(0.5)	(1.5)
Distributions payable, net	9.9	7.9	12.1	29.9

Total	$9.9	$7.8	$12.1	$29.8

        Amounts due to/from founding members at January 1, 2009 were comprised of the following (in millions):

	AMC	Cinemark	Regal	Total
Theatre access fees, net of beverage revenues	$(0.1)	$—	$0.7	$0.6
Cost and other reimbursement	(1.1)	(0.5)	(0.6)	(2.2)
Distributions payable, net	8.9	7.0	11.3	27.2

Total	$7.7	$6.5	$11.4	$25.6

  2007 Pre-IPO Period—

        At the formation of NCM LLC and upon the admission of Cinemark as a founding member, circuit share arrangements and administrative services fee arrangements were in place with each founding member. Circuit share cost and administrative fee revenue by founding member were as follows (in millions):

	Pre-IPO Period December 29, 2006 through February 12, 2007
	Circuit Share Cost	Administrative Fee Revenue
AMC	$4.1	$—
Cinemark	3.7	0.1
Regal	6.6	—

Total	$14.4	$0.1

        At the closing of NCM, Inc.'s IPO, the founding members entered into amended and restated ESAs, which, among other things, amended the circuit share structure in favor of the theatre access fee structure.

        Pursuant to the agreements entered into at the completion of NCM, Inc.'s IPO, amounts owed to the founding members through the date of NCM, Inc.'s IPO of $50.8 million were paid by NCM LLC on March 15, 2007.

  Other—

        During the years ended December 31, 2009, January 1, 2009, the 2007 post-IPO period, and the 2007 pre-IPO period, AMC, Cinemark and Regal purchased $1.9 million, $2.3 million, $1.4 million and $0.1 million respectively, of NCM LLC's advertising inventory for their own use. The value of such

5. RELATED-PARTY TRANSACTIONS (Continued)

purchases are calculated by reference to NCM LLC's advertising rate card and is included in advertising revenue.

        Included in Fathom Events operating costs is $1.0 million, $1.8 million, $3.3 million and $0.2 million for the years ended December 31, 2009, January 1, 2009, the 2007 post-IPO period and the 2007 pre-IPO period respectively, related to purchases of movie tickets and concession products from the founding members primarily for marketing resale to NCM LLC's customers.

  National CineMedia, Inc.—

        Pursuant to the LLC Operating Agreement, as the sole manager of NCM LLC, NCM, Inc. provides certain specific management services to NCM LLC, including those services of the positions of president and chief executive officer, president of sales and chief marketing officer, executive vice president and chief financial officer, executive vice president and chief operations officer and executive vice president and general counsel. In exchange for the services, NCM LLC reimburses NCM, Inc. for compensation and other expenses of the officers and for certain out-of-pocket costs. During the years ended December 31, 2009 and January 1, 2009 and the 2007 post-IPO period, NCM LLC paid NCM, Inc. $10.8 million, $9.7 million and $9.2 million, respectively, for these services and expenses. The payments for estimated management services related to employment are made one month in advance. At December 31, 2009 and January 1, 2009, $0.6 million and $0.5 million, respectively, has been paid in advance and is reflected as prepaid management fees to managing member in the accompanying financial statements. NCM LLC also provides administrative and support services to NCM, Inc. such as office facilities, equipment, supplies, payroll and accounting and financial reporting at no charge. Based on the limited activities of NCM, Inc. as a standalone entity, the Company does not believe such unreimbursed costs are significant. The management services agreement also provides that NCM LLC employees may participate in the NCM, Inc. equity incentive plan (see Note 7).

        Amounts due to/from managing member were comprised of the following (in millions):

	At December 31, 2009	At January 1, 2009
Distributions payable	$22.0	$21.0
Cost and other reimbursement	0.9	1.1

Total	$22.9	$22.1

6. BORROWINGS

        On February 13, 2007, concurrently with the closing of the IPO of NCM, Inc., NCM LLC entered into a senior secured credit facility with a group of lenders. The facility consists of a six-year $80.0 million revolving credit facility and an eight-year, $725.0 million term loan facility. The revolving credit facility portion is available, subject to certain conditions, for general corporate purposes of the Company in the ordinary course of business and for other transactions permitted under the credit agreement, and a portion is available for letters of credit.

        The outstanding balance of the term loan facility at December 31, 2009 and January 1, 2009 was $725.0 million. The outstanding balance under the revolving credit facility at December 31, 2009 and January 1, 2009 was $74.0 million. As of December 31, 2009, the effective rate on the term loan was 5.59% including the effect of the interest rate swaps (both those accounted for as hedges and those not). The interest rate swaps hedged $550.0 million of the $725.0 million term loan at a fixed interest rate of 6.734% while the unhedged portion was at an interest rate of 2.01%. The weighted-average interest rate on the unhedged revolver was 1.99%. Commencing with the fourth fiscal quarter in fiscal

6. BORROWINGS (Continued)

year 2008, the applicable margin for the revolving credit facility is determined quarterly and is subject to adjustment based upon a consolidated net senior secured leverage ratio for NCM LLC and its subsidiaries (the ratio of secured funded debt less unrestricted cash and cash equivalents, over a non-GAAP measure defined in the credit agreement which is equivalent to Adjusted OIBDA). The senior secured credit facility also contains a number of covenants and financial ratio requirements, with which the Company was in compliance at December 31, 2009, including the consolidated net senior secured leverage ratio. There are no distribution restrictions as long as the Company is in compliance with its debt covenants. As of December 31, 2009, our consolidated net senior secured leverage ratio was 4.0 times the covenant. The debt covenants also require 50% of the term loan, or $362.5 million to be hedged at a fixed rate. As of December 31, 2009, the Company had approximately $550 million or 76% hedged. Of the $550.0 million that is hedged, $137.5 million is with Lehman Brothers Special Financing ("LBSF"). As described further in Note 12, in February 2010 LBSF transferred its interest rate swap agreement to Barclays Bank PLC ("Barclays"). See Note 10 for an additional discussion of the interest rate swaps.

        On September 15, 2008, Lehman Brothers Holdings Inc. ("Lehman") filed for protection under Chapter 11 of the federal Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. NCM LLC has an aggregate revolving credit facility commitment of $80.0 million with a consortium of banks, including $20.0 million with Lehman Commercial Paper Inc. ("LCPI"), a subsidiary of Lehman. As of December 31, 2009, NCM LLC borrowed $14.0 million from LCPI under the revolving credit facility. Following the bankruptcy filing, LCPI failed to fund a borrowing request related to its undrawn commitment of $6.0 million. On February 3, 2010, LCPI assigned the $6.0 million commitment to Barclays. Until the LCPI issues are resolved, NCM LLC is not anticipating repaying any of its revolver borrowings as it would effectively result in a permanent reduction of its revolving credit facility, to the extent of any payments of LCPI commitments. In addition, NCM LLC has been working with LCPI and its other lenders with the goal of having LCPI's agency function transferred to another bank within NCM LLC's lender group and restructuring LCPI's outstanding $14.0 million revolving loan such that (i) it would not be required to be repaid, nor would it share in any pro rata prepayments of the revolving loans, until the final maturity date of the revolving credit facility, and (ii) it would not be available for reborrowing in the event that it was prepaid. Until these LCPI issues are resolved, however, NCM LLC is not anticipating repaying any of its revolver borrowings as it would effectively result in a permanent reduction of its revolving credit facility, to the extent of the payments against LCPI borrowings.

        On March 19, 2009, the Company gave an $8.5 million note payable to Credit Suisse, Cayman Islands Branch ("Credit Suisse") with no stated interest to settle the $10.0 million contingent put obligation and to acquire the $20.7 million outstanding principal balance of debt of IdeaCast, Inc. ("IdeaCast") (together with all accrued interest and other lender costs required to be reimbursed by IdeaCast). Quarterly payments to Credit Suisse began on April 15, 2009 and will continue through January 15, 2011. At issuance the Company recorded the note at a present value of $7.0 million. At December 31, 2009, $4.3 million of the balance is recorded in current liabilities and $0.3 million is included in non-current liabilities. Interest on the note is accreted at the Company's estimated incremental cost of debt based on then current market indicators over the term of the loan to interest expense. The amount of interest expense recognized on the note for the year ended December 31, 2009 was $0.7 million. See Note 9 "—Contingent Put Obligation" for additional discussion of the IdeaCast restructuring.

6. BORROWINGS (Continued)

  Future Maturities of Long-Term Borrowings—

        The scheduled annual maturities on the senior secured credit facility for the next five years as of December 31, 2009 are as follows (in millions):

2010	$4.3
2011	—
2012	—
2013	74.0
2014	—
Thereafter	725.0

Total	$803.3

7. SHARE-BASED COMPENSATION

        On April 4, 2006, NCM LLC's board of directors approved the NCM LLC 2006 Unit Option Plan, under which 1,131,728 units were outstanding as of December 28, 2006. Under certain circumstances, holders of unit options could put the options to NCM LLC for cash. As such, the Unit Option Plan was accounted for as a liability plan and the liability was measured at its fair value at each reporting date. The valuation of the liability was determined based on provisions of ASC Topic 718 Compensation—Stock Compensation (formerly SFAS No. 123(R)), and factored into the valuation that the options were granted in contemplation of NCM, Inc.'s IPO. The Company used the estimated pricing of NCM, Inc.'s IPO at the time of the grant to determine the equity value for each unit underlying the options. The Unit Option Plan allowed for additional equity awards to be issued to outstanding option holders in the event of the occurrence of NCM, Inc.'s IPO, with the purpose of the additional option awards or restricted units being to ensure that the economic value of outstanding unit options, as defined in the agreement, held just prior to NCM, Inc.'s IPO was maintained by the option holder immediately after the offering.

        At the date of the NCM, Inc. IPO, the Company adopted the NCM, Inc. 2007 Equity Incentive Plan. The employees of NCM, Inc. and NCM LLC are eligible to participate in the Equity Incentive Plan. Under the Equity Incentive Plan, eligible employees were issued stock options on 1,589,625 shares of common stock to holders of outstanding unit options in substitution of the unit options and also issued 262,466 shares of restricted stock. In connection with the conversion at the date of NCM, Inc.'s IPO, and pursuant to the antidilution adjustment terms of the Unit Option Plan, the exercise price and the number of shares of common stock subject to options held by the Company's option holders were adjusted to prevent dilution and restore their economic position to that existing immediately before the NCM, Inc. IPO. The Equity Incentive Plan is treated as an equity plan under the provisions of Topic 718, and the existing liability under the Unit Option Plan at the end of the 2007 pre-IPO period of $2.3 million was reclassified to equity at that date.

        As of December 31, 2009, there were 7,076,000 shares of common stock available for issuance or delivery under the Equity Incentive Plan. Options awarded under the Equity Incentive Plan are generally granted with an exercise price equal to the market price of NCM, Inc. common stock on the date of the grant. Upon vesting of the awards, NCM LLC will issue common membership units to NCM, Inc. equal to the number of shares of NCM, Inc.'s common stock represented by such awards. Under the fair value recognition provisions of Topic 718, the Company recognizes stock-based compensation net of an estimated forfeiture rate, and therefore only recognizes stock-based compensation cost for those shares expected to vest over the requisite service period of the award. Options generally vest annually over a three or five-year period and have either 10-year or 15-year

7. SHARE-BASED COMPENSATION (Continued)

contractual terms. A forfeiture rate of 5% was estimated for all employees to reflect the potential separation of employees.

        The recognized expense, including equity based compensation costs of NCM, Inc. employees, is included in the operating results of NCM LLC. The Company recognized $3.1 million, $2.1 million, $1.9 million, and $0.3 million for the year ended December 31, 2009, January 1, 2009, the 2007 post-IPO period, and the 2007 pre-IPO period, respectively, of share-based compensation expense for these options and $0.1 million and $0.1 million were capitalized during the year ended December 31, 2009 and January 1, 2009, respectively. As of December 31, 2009, unrecognized compensation cost related to nonvested options was approximately $7.1 million, which will be recognized over a weighted average remaining period of 2.33 years.

        The weighted average grant date fair value of granted options was $2.17, $3.77 and $6.23 for the years ended December 31, 2009 and January 1, 2009 and the 2007 post-IPO period, respectively. The intrinsic value of options exercised during the year was $0.2 million for both years ended December 31, 2009 and January 1, 2009. During the year ended December 31, 2009 there was an immaterial amount of cash received on options exercised and $0.6 million received for the 2008 period. The total fair value of awards vested during the years ended December 31, 2009 and January 1, 2009 was $0.3 million and $3.9 million, respectively. There were no options vested or exercised prior to the 2008 fiscal year.

        The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model, which requires that the Company make estimates of various factors. The following assumptions were used in the valuation of the options:

	Fiscal 2009	Fiscal 2008	Fiscal 2007
Expected life of options	6.5 years	6.5 years	6.5 to 9 years
Risk free interest rate	2.23% to 3.70%	3.74% to 4.09%	4.1% to 4.9%
Expected volatility	30%	30%	30%
Dividend yield	3%	3%	3%

        Activity in the Equity Incentive Plan, as converted, is as follows:

	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in millions)
Outstanding at January 1, 2009	2,025,099	$17.33
Granted	1,156,515	9.53
Exercised	(1,800)	5.35
Forfeited	(53,254)	14.35

Outstanding at December 31, 2009	3,126,560	$14.51	9.9	$9.2
Exercisable at December 31, 2009	648,359	$17.67	10.5	$0.2
Vested and Expected to Vest at December 31, 2009	3,090,782	$14.52	9.9	$9.0

7. SHARE-BASED COMPENSATION (Continued)

        The following table summarizes information about the stock options at December 31, 2009, including the weighted average remaining contractual life and weighted average exercise price:

	Options Outstanding			Options Exercisable
Range of Exercise Price	Number Outstanding at Dec. 31, 2009	Weighted Average Remaining Life (in years)	Weighted Average Exercise Price	Number Exercisable at Dec. 31, 2009	Weighted Average Exercise Price
$5.35 - $9.22	1,126,350	9.0	$9.06	7,800	$5.35
$11.59 - $15.04	136,408	8.9	13.47	14,600	12.33
$16.35 - $18.01	1,409,436	11.3	16.52	476,280	16.56
$19.37 - $21.00	301,500	7.5	20.35	96,000	20.59
$24.04 - $29.05	152,866	10.1	25.40	53,679	25.59

	3,126,560	9.9	$14.51	648,359	$17.67

        Non-vested (Restricted) Stock—NCM, Inc. has a non-vested stock program as part of the Equity Incentive Plan. The plan provides for non-vested stock awards to officers, board members and other key employees, including employees of NCM LLC. Under the non-vested stock program, common stock of NCM, Inc. may be granted at no cost to officers, board members and key employees, subject to a continued employment restriction and as such restrictions lapse, the award vests in that proportion. The participants are entitled to cash dividends from NCM, Inc. and to vote their respective shares, although the sale and transfer of such shares is prohibited and the shares are subject to forfeiture during the restricted period. The shares are also subject to the terms and provisions of the Equity Incentive Plan. Non-vested stock awards granted in 2009 include performance vesting conditions, which permit vesting to the extent that NCM, Inc. achieves specified non-GAAP targets at the end of the three-year period. Non-vested stock granted to non-employee directors vest after one year. Compensation cost is valued based on the market price on the grant date and is expensed over the vesting period.

        The following table represents the shares of non-vested stock:

	Shares	Weighted Average Grant- Date Fair Value
Non-vested as of January 1, 2009	203,618	$20.91
Granted	424,555	9.50
Forfeited	(12,500)	10.10
Vested	(25,299)	21.93

Non-vested as of December 31, 2009	590,374	$13.15

        The recognized expense, including the equity based compensation costs of NCM, Inc. employees, is included in the operating results of NCM LLC. The Company recorded $2.4 million, $1.3 million and $1.2 million in compensation expense related to such outstanding non-vested shares during the years ended December 31, 2009, January 1, 2009 and the 2007 post-IPO period. Minimal amounts were capitalized during the 2009 fiscal year. As of December 31, 2009, unrecognized compensation cost related to non-vested stock was approximately $5.1 million, which will be recognized over a weighted average remaining period of 2.27 years. The total fair value of awards vested during the year ended December 31, 2009 was $0.3 million.

8. EMPLOYEE BENEFIT PLANS

        NCM LLC sponsors the NCM 401(k) Profit Sharing Plan (the "Plan") under Section 401(k) of the Internal Revenue Code of 1986, as amended, for the benefit of substantially all full-time employees. The Plan provides that participants may contribute up to 20% of their compensation, subject to Internal Revenue Service limitations. Employee contributions are invested in various investment funds based upon election made by the employee. The recognized expense, including the discretionary contributions of NCM, Inc. employees, is included in the operating results of NCM LLC. The Company made discretionary contributions of $0.8 million, $0.8 million, and $0.6 million during the years ended December 31, 2009, January 1, 2009 and December 27, 2007, respectively.

9. COMMITMENTS AND CONTINGENCIES

        The Company is subject to claims and legal actions in the ordinary course of business. The Company believes such claims will not have a material adverse effect on its financial position or results of operations.

  Operating Lease Commitments

        The Company leases office facilities for its headquarters in Centennial, Colorado and also in various cities for its sales and marketing personnel as sales offices. The Company has no capital lease obligations. Total lease expense for the years ended December 31, 2009, January 1, 2009, 2007 post-IPO period and the 2007 pre-IPO period, was $2.3 million, $2.0 million, $1.3 million, and $0.3 million, respectively.

        Future minimum lease payments under noncancelable operating leases as of December 31, 2009 are as follows (in millions):

2010	$2.2
2011	2.1
2012	2.0
2013	1.9
2014	0.8
Thereafter	0.2

Total	$9.2

  Contingent Put Obligation

        On April 29, 2008, NCM LLC, IdeaCast, the IdeaCast lender and certain of its stockholders agreed to a financial restructuring of IdeaCast. Among other things, the restructuring resulted in the lender being granted an option to "put," or require NCM LLC to purchase, up to $10 million of the funded convertible debt at par, on or after December 31, 2010 through March 31, 2011. The put was accounted for under ASC Topic 460-10 Guarantees (formerly FIN No. 45 (as amended), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others). During the fourth quarter of 2008, the Company determined that the initial investment and call right in IdeaCast were other-than-temporarily impaired due to IdeaCast's defaults on its senior debt and liquidity issues and that the put obligation was probable. The Company estimated a liability at January 1, 2009 of $4.5 million, which represented the excess of the estimated probable loss on the put (net of estimated recoveries from the net assets of IdeaCast that serve as collateral for the convertible debt) obligation over the unamortized ASC Topic 460-10 liability. The total amount of the impairment and related loss recorded in the fourth quarter of 2008 was $11.5 million.

9. COMMITMENTS AND CONTINGENCIES (Continued)

        On March 19, 2009, NCM LLC, IdeaCast and IdeaCast's lender agreed to certain transactions with respect to the IdeaCast Credit Agreement. Among other things, these agreements resulted in (i) the termination of the Put and the Call; (ii) the transfer, sale and assignment by IdeaCast's lender to NCM LLC of all of its right, title and interest under the Credit Agreement, including without limitation the loans outstanding under the Credit Agreement; (iii) the resignation of IdeaCast's lender, and the appointment of NCM LLC, as administrative agent and collateral agent under the Credit Agreement; and (iv) the delivery by NCM LLC to IdeaCast's lender of a non-interest bearing promissory note in the amount of $8.5 million payable through January 2011. On June 16, 2009, NCM LLC's interest in the Credit Agreement was assigned to NCM Out-Of-Home, LLC ("OOH"), which was a wholly-owned subsidiary of NCM LLC. OOH was also appointed as administrative agent and collateral agent under the Credit Agreement. On June 16, 2009, OOH, as IdeaCast's senior secured lender, foreclosed on substantially all of the assets of IdeaCast, consisting of certain tangible and intangible assets (primarily equipment, business processes and contracts with health clubs and programming partners). The assets were valued at approximately $8.2 million. On June 29, 2009, NCM LLC transferred its ownership interest in OOH to RMG, a digital advertising company, in exchange for approximately 24% of the equity (excluding out-of-the-money warrants) of RMG on a fully diluted basis through a combination of convertible preferred stock, common stock and common stock warrants (refer to Note 1—Equity Method Investments). The Company's investment in RMG was valued at the fair value of the assets contributed.

  Minimum Revenue Guarantees

        As part of the network affiliate agreements entered in the ordinary course of business under which the Company sells advertising for display in various theatre chains other than those of the founding members of NCM LLC, the Company has agreed to certain minimum revenue guarantees. If an affiliate achieves the attendance set forth in their respective agreement, the Company has guaranteed minimum revenue for the network affiliate per attendee if such amount paid under the revenue share arrangement is less than its guaranteed amount. The amount and term varies for each network affiliate, but ranges from two to five years. The maximum potential amount of future payments the Company could be required to make pursuant to the minimum revenue guarantees is $21.2 million over the remaining terms of the network affiliate agreements. For the years ended December 31, 2009 and January 1, 2009 the Company had no liabilities recorded for these obligations as such guarantees are less than the expected share of revenue paid to the affiliate.

10. FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS

        Fair Value Measurements—The fair values of the Company's assets and liabilities measured on a recurring basis pursuant to ASC Topic 820-10 Fair Value Measurements and Disclosures (formerly FAS No. 157, Fair Value Measurements and Disclosures) are as follows (in millions):

		Fair Value Measurements at Reporting Date Using
	At December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
LIABILITIES:
Interest Rate Swap Agreements	$54.6	—	$54.6	—

        Derivative Instruments—NCM LLC has interest rate swap agreements with four counterparties that, at their inception, qualified for and were designated as cash flow hedges against interest rate exposure

10. FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS (Continued)

on $550.0 million of the variable rate debt obligations under the senior secured credit facility. The interest rate swap agreements have the effect of converting a portion of the Company's variable rate debt to a fixed rate of 6.734%. All interest rate swaps were entered into for risk management purposes. The Company has no derivatives for other purposes.

        On September 15, 2008, Lehman filed for protection under Chapter 11 of the Federal Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York. LBSF is the counterparty to a notional amount of $137.5 million of NCM LLC's interest rate swaps, and Lehman is a guarantor of LBSF's obligations under such swap. NCM LLC notified LBSF on September 18, 2008 that, as a result of the bankruptcy of Lehman, an event of default had occurred under the swap with respect to which LBSF was the defaulting party. On October 3, 2008, LBSF also filed for Chapter 11 protection, which constituted another default by LBSF under the swap. As a result, as permitted under the terms of NCM LLC's swap agreement with LBSF, the Company has withheld interest rate swap payments aggregating $5.5 million in the year ended December 31, 2009 and $1.5 million in the year ended January 1, 2009 that were due to LBSF, and has further notified LBSF that the bankruptcy and insolvency of both Lehman and LBSF constitute default events under the swap. As of December 31, 2009 the interest rate swap agreement had not been terminated.

        The Company performed an effectiveness test for the swaps with LBSF as of September 14, 2008, the day immediately prior to the default date, and determined they were effective on that date. As a result, the fair values of the interest rate swap on that date was recorded as a liability with an offsetting amount recorded in other comprehensive income. Cash flow hedge accounting was discontinued on September 15, 2008 due to the event of default and the inability of the Company to continue to demonstrate the swap would be effective. The Company continues to record the interest rate swap with LBSF at fair value with any change in the fair value recorded in the statement of operations.

        There was an $8.3 million decrease and a $13.8 million increase in the fair value of the liability for the years ended December 31, 2009 and January 1, 2009, respectively, which the Company recorded as a component of interest expense. In accordance with Topic 815 Derivatives and Hedging, the net derivative loss as of September 14, 2008 related to the discontinued cash flow hedge with LBSF shall continue to be reported in accumulated other comprehensive income unless it is probable that the forecasted transaction will not occur by the end of the originally specified time period. Accordingly, the net derivative loss is being amortized to interest expense over the remaining term of the interest rate swap through February 13, 2015. The amount amortized during the years ended December 31, 2009 and January 1, 2009 were $1.3 million and $0.4 million, respectively. The Company estimates approximately $1.3 million will be amortized to interest expense in the next 12 months.

        Both at inception and on an on-going basis the Company performs an effectiveness test using the hypothetical derivative method. The fair values of the interest rate swaps with the counterparties other than LBSF (representing notional amounts of $412.5 million associated with a like amount of the variable rate debt) are recorded on the Company's balance sheet as a liability with the change in fair value recorded in other comprehensive income since the instruments other than LBSF were determined to be perfectly effective at December 31, 2009 and January 1, 2009. There were no amounts reclassified into current earnings due to ineffectiveness during the periods presented other than as described below.

        The fair value of the Company's interest rate swap is based on dealer quotes, and represents an estimate of the amount the Company would receive or pay to terminate the agreements taking into consideration various factors, including current interest rates and the forward yield curve for 3-month LIBOR.

10. FAIR VALUE MEASUREMENTS AND DERIVATIVE INSTRUMENTS (Continued)

        At December 31, 2009 and January 1, 2009, the estimated fair value and line item caption of derivative instruments recorded were as follows (in millions):

	Liability Derivatives
	As of December 31, 2009		As of January 1, 2009
	Balance Sheet Location	Fair Value	Balance Sheet Location	Fair Value
Derivatives designated as hedging instruments:
Interest Rate Swaps	Other Liabilities	$40.9	Other Liabilities	$65.8
Derivatives not designated as hedging instruments:
Interest Rate Swaps	Other Liabilities	$13.7	Other Liabilities	$21.9

Total derivatives		$54.6		$87.7

        The effect of derivative instruments in cash flow hedge relationships on the financial statements for the year ended December 31, 2009, January 1, 2009, the 2007 post-IPO period were as follows (in millions):

	Unrealized Gain (Loss) Recognized in NCM LLC's OCI (Pre-tax)			Realized Gain (Loss) Recognized in Interest Expense (Pre-tax)
	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Period Feb. 13, 2007 through Dec. 27, 2007	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Period Feb. 13, 2007 through Dec. 27, 2007
Interest Rate Swaps	$9.3	$(67.9)	$(12.3)	$(16.7)	$(8.8)	$2.1

        There was $1.3 million and $0.4 million $0.0 million and $0.0 million of ineffectiveness recognized for the years ended December 31, 2009, January 1, 2009, the 2007 post-IPO period and the 2007 pre-IPO period, respectively.

        The effect of derivative not designated as hedging instruments under Topic 815 on the financial statements for the years ended December 31, 2009, January 1, 2009, the 2007 post-IPO period and the 2007 pre-IPO period were as follows (in millions):

	Gain or (Loss) Recognized in Interest Expense (Pre-tax)
	Year Ended Dec. 31, 2009	Year Ended Jan. 1, 2009	Period Feb. 13, 2007 through Dec. 27, 2007
Borrowings	$(6.2)	$(1.0)	$—
Change in derivative fair value	7.0	(14.2)	—

Total	$0.8	$(15.2)	$—

11. SEGMENT REPORTING

        Advertising is the principal business activity of the Company and is the Company's reportable segment under the requirements of ASC Topic 280, Segment Reporting. Advertising revenue accounts

11. SEGMENT REPORTING (Continued)

for 88.0%, 89.4%, 91.7% and 87.7% of revenue for the years ended December 31, 2009, January 1, 2009, the post-IPO period and the pre-IPO period, respectively. Fathom Consumer Events and Fathom Business Events are operating segments under ASC Topic 280, but do not meet the quantitative thresholds for segment reporting. The following table presents revenues less directly identifiable expenses to arrive at operating income net of direct expenses for the Advertising reportable segment, the combined Fathom Events operating segments, and Network, Administrative and Unallocated costs. Management does not evaluate its segments on a fully allocated cost basis. Therefore, the measure of segment operating income net of direct expenses shown below is not prepared on the same basis as operating income in the statement of operations and the results below are not indicative of what segment results of operations would have been had it been operated on a fully allocated cost basis. Management cautions that it would be inappropriate to assume that unallocated operating costs are incurred proportional to segment revenue or any directly identifiable segment expenses. Unallocated operating costs consist primarily of network costs, general and administrative costs and other unallocated costs including depreciation and amortization. Management does not track segment assets and, therefore, segment asset information is not presented.

	Year Ended December 31, 2009 (in millions)
	Advertising	Other	Network, Administrative and Unallocated Costs	Total
Revenue	$335.1	$45.5	$0.1	$380.7
Operating costs	72.7	29.1		101.8
Selling and marketing costs	40.6	8.6	1.0	50.2
Other costs	2.8	0.9		3.7

Operating income, net of direct expenses	$219.0	$6.9
Network, administrative and other costs			56.8	56.8

Total Operating Income				$168.2

	Year Ended January 1, 2009 (in millions)
	Advertising	Other	Network, Administrative and Unallocated Costs	Total
Revenue	$330.3	$38.9	$0.3	$369.5
Operating costs	68.5	25.1		93.6
Selling and marketing costs	38.5	8.3	1.1	47.9
Other costs	2.8	0.8		3.6

Operating income, net of direct expenses	$220.5	$4.7
Network, administrative and other costs			51.2	51.2

Total Operating Income				$173.2

11. SEGMENT REPORTING (Continued)

	Period February 13, 2007 through December 27, 2007 (in millions)
	Advertising	Other	Network, Administrative and Unallocated Costs	Total
Revenue	$282.7	$25.4	$0.2	$308.3
Operating costs	50.6	15.4		66.0
Selling and marketing costs	32.2	7.4	1.3	40.9
Other costs	2.4	0.4		2.8

Operating income, net of direct expenses	$197.5	$2.2
Network, administrative and other costs			37.1	37.1

Total Operating Income				$161.5

	Period December 29, 2006 through February 12, 2007 (in millions)
	Advertising	Other	Network, Administrative and Unallocated Costs	Total
Revenue	$20.7	$2.9		$23.6
Operating costs	15.5	1.4		16.9
Selling and marketing costs	4.4	0.8		5.2
Other costs	0.3	0.1		0.4

Operating income, net of direct expenses	$0.5	$0.6
Network, administrative and other costs			$5.2	5.2

Total Operating Income (Loss)				$(4.1)

        The following is a summary of revenues by category, in millions:

	Year Ended December 31, 2009	Year Ended January 1, 2009	Period February 13, 2007 through December 27, 2007	Period December 29, 2006 through February 12, 2007
National Advertising Revenue	$236.8	$223.1	$187.1	$15.3
Founding Member Advertising Revenue	36.3	43.3	40.9	—
Regional Advertising Revenue	62.0	63.9	54.7	5.4
Fathom Consumer Revenue	28.6	20.2	8.2	1.4
Fathom Business Revenue	16.9	18.7	17.2	1.5
Other Revenue	0.1	0.3	0.2	—

Total Revenues	$380.7	$369.5	$308.3	$23.6

12. SUBSEQUENT EVENTS

        ASC Topic 855-10, Subsequent Events (formerly SFAS No. 165, Subsequent Events) requires the Company to disclose the date through which subsequent events have been evaluated, as well as whether that date is the date the financial statements were issued. For the year ended December 31, 2009, the

12. SUBSEQUENT EVENTS (Continued)

Company evaluated, for potential recognition and disclosure, events that occurred prior to the inclusion of the Company's financial statements in NCM, Inc.'s Annual Report on Form 10-K for the year ended December 31, 2009 on March 9, 2010.

        Effective February 8, 2010, NCM LLC entered into a novation agreement with Lehman Brothers Special Financing Inc. ("Lehman") and Barclays Bank PLC ("Barclays") whereby Lehman transferred to Barclays all the rights, liabilities, duties and obligations of NCM LLC's interest rate swap agreement with Lehman with identical terms. NCM LLC accepted Barclays as its sole counterparty with respect to the new agreement. The term runs until February 13, 2015, subject to earlier termination upon the occurrence of certain specified events. Subject to the terms of the new agreement, NCM LLC or Barclays will make payments at specified intervals based on the variance between LIBOR and a fixed rate of 4.984% on a notional amount of $137,500,000. NCM LLC effectively pays a rate of 6.734% on this notional amount inclusive of the 1.75% margin currently required by NCM LLC's credit agreement. The agreement with Barclays is secured by the assets of NCM LLC on a pari passu basis with the credit agreement (as defined in Note 6) and the other interest rates swaps that were entered into by NCM LLC. In consideration of Lehman entering into the transfer, NCM LLC agreed to pay to Lehman the full amount of interest rate swap payments withheld aggregating $7.0 million and an immaterial amount of default interest. The Company expects to redesignate the Barclays interest rate swap agreement as a cash flow hedge.

        Effective February 3, 2010, LCPI entered into an assignment and assumption agreement with Barclays whereby LCPI transferred to Barclays the remaining unfunded revolving credit commitment of $6.0 million.

INDEPENDENT AUDITORS' REPORT

To the Member and Board of Directors of
Kerasotes Showplace Theatres, LLC
Chicago, Illinois

        We have audited the accompanying statements of assets and liabilities of the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc. (the "Theatres") as of December 31, 2009, and 2008, and the related statements of income and cash flows for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the Theatres' management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Theatres' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, such financial statements present fairly, in all material respects, the financial position of the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc. as of December 31, 2009 and 2008, and the results of their operations and their cash flows for the years ended December 31, 2009, 2008 and 2007 in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the financial statements, these financial statements pertain to the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc. by Kerasotes Showplace Theatres, LLC (the "Parent"). The accompanying financial statements have been prepared from the records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of the operations if the Theatres had been operated as an unaffiliated company. Portions of certain assets, liabilities, income and expenses represent allocations made from the Parent to the Theatres that are applicable to the Parent as a whole.

/s/ Deloitte & Touche LLP

Chicago, Illinois
July 13, 2010

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

STATEMENTS OF ASSETS AND LIABILITIES

As of December 31, 2009 and 2008

	2009	2008
Assets
Current Assets:
Due from Parent	$30,233,158	$67,321,610
Accounts receivable	4,227,816	5,167,257
Inventories	1,550,867	1,533,362
Other current assets	5,737,930	4,609,948

Total current assets	41,749,771	78,632,177

Property and Equipment:
Land	11,471,194	11,471,193
Land improvements	17,632,816	17,577,549
Buildings and improvements	85,905,548	85,899,287
Leasehold improvements	21,903,276	21,593,529
Equipment	170,476,408	166,604,851
Construction in progress	76,113	49,364

Total property and equipment	307,465,355	303,195,773

Less accumulated depreciation	(170,779,219)	(151,025,656)

Property and equipment—net	136,686,136	152,170,117

Other Assets:
Goodwill	24,153,064	24,153,064
Intangible assets—net	25,963,411	27,408,299
Other assets	687,762	700,115

Total other assets	50,804,237	52,261,478

Total	$229,240,144	$283,063,772

Liabilities and Net Assets
Current Liabilities:
Accounts payable	$4,356,479	$8,244,810
Accrued payroll and payroll taxes	4,851,429	1,926,996
Accrued property taxes	10,938,383	12,204,983
Other accrued expenses	13,879,500	12,430,529
Other accrued taxes	1,221,388	831,361
Deferred revenue and other liabilities	6,060,329	5,632,324
Current portion of developer reimbursements	262,588	56,221
Current portion of long-term debt to Parent	665,613	40,665,612
Current portion of deferred gain	7,347,616	7,347,616

Total current liabilities	49,583,325	89,340,452
Long-Term Liabilities:
Developer reimbursements	16,784,275	14,793,366
Long-term debt to Parent	24,849,121	54,538,009
Deferred gain from sale-leaseback transactions	113,048,858	120,396,474
Deferred rent and other long-term liabilities	7,364,737	9,891,240

Total liabilities	211,630,316	288,959,541
Commitments and Contingencies	—	—
Net Assets	17,609,828	(5,895,769)

Total	$229,240,144	$283,063,772

See Notes to Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

STATEMENTS OF INCOME

For the Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
Revenues:
Box office revenue	$211,489,296	$188,536,649	$167,070,271
Concession revenue	97,914,429	90,516,423	82,910,994
Other operating revenue	16,560,734	9,664,611	9,101,016

Total revenues	325,964,459	288,717,683	259,082,281

Operating Revenues:
Film expense and advertising costs	117,493,029	105,299,786	93,013,579
Cost of concession sales	11,911,423	10,528,086	9,046,089
General and administrative expenses	17,011,193	16,671,037	14,904,875
Theatre occupancy costs	65,318,610	65,629,446	49,988,848
Depreciation and amortization	21,893,823	23,947,330	24,110,749
Other operating expenses	68,827,081	62,971,984	54,287,656
Amortization of deferred gain	(7,347,616)	(7,268,376)	(5,543,587)

Total operating expenses	295,107,543	277,779,293	239,808,209

Income from operations	30,856,916	10,938,390	19,274,072

Other Expenses
Interest expense to Parent	(4,150,202)	(5,215,322)	(11,133,088)
Other income and expenses—net	(3,291,037)	(279,297)	(4,005,048)

Total other expenses	(7,441,239)	(5,494,619)	(15,138,136)

Net Income	$23,415,677	$5,443,771	$4,135,936

See Notes to Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2009, 2008, and 2007

	2009	2008	2007
Cash flows from operating activities:
Net income	$23,415,677	$5,443,771	$4,135,936
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	21,893,823	23,947,330	24,110,749
Amortization of debt issuance costs and other noncash interest expense	1,270,351	656,131	922,721
Loss on disposal of property	46,874	519,715	3,902,837
Amortization of deferred gain	(7,347,616)	(7,268,376)	(5,543,587)
Loss from equity investment in Kerasotes Colorado Cinema, LLC	—	—	228,795
Changes in:
Accounts receivable	(285,560)	(1,836,196)	(212,753)
Inventories	(17,505)	(57,658)	(36,189)
Other assets	44,184	(484,661)	(2,543,722)
Accounts payable	(2,691,554)	(438,787)	3,413,292
Other current liabilities	5,253,179	367,259	3,663,650
Deferred rent and other long-term liabilities	(337,764)	1,404,736	2,773,609

Net cash flows from operating activities	41,244,089	22,253,264	34,815,338

Cash flows from investing activities:
Capital expenditures	(7,515,670)	(5,778,911)	(26,915,634)
Construction costs reimbursable by developers	—	(14,750,000)	—
Cash paid for capitalized interest	—	(336,858)	(184,912)
Proceeds from sale of property	68,638	98,383,985	100,083,847
Purchase of Kerasotes Colorado Cinemas—net of cash acquired	—	817,305	(52,622,350)
Acquisition of theatres	—	(75,517,400)	(12,652,954)

Net cash flows from investing activities	(7,447,032)	2,818,121	7,707,997

Cash flows from financing activities:
Proceeds from borrowings from Parent	—	30,454,014	82,697,526
Principal payments on borrowings from Parent	(69,688,884)	(31,700,000)	(103,437,522)
Due from Parent	37,088,452	(37,325,532)	(20,567,887)
Principal payments on developer reimbursement financing obligations	(244,492)	(24,867)	—
Payment of debt issuance costs	(2,177,133)		(1,215,452)
Proceeds from developer reimbursements for construction costs	1,225,000	13,525,000	—

Net cash flows from financing activities	(33,797,057)	(25,071,385)	(42,523,335)

Net change in cash	—	—	—
Cash—beginning of year	—	—	—

Cash—end of year	$—	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the year for:
Interest—net of amount capitalized	$2,972,064	$4,383,172	$10,539,433

Replacement tax	$3,444	$14,404	$—

SUPPLEMENTAL DISCLOSURES OF NONCASH OPERATING, INVESTING, AND FINANCING ACTIVITIES:
Sale-leaseback deferred gain (amortization over 20 years)	$—	$19,017,834	$25,594,136

Amounts reflected in accounts payable and fixed assets at year-end	$190,204	$1,386,981	$—

Amounts reflected in accrued expenses and fixed assets at year-end	$1,032	$1,329,377	$144,246

See Notes to Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

1. THE THEATRES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        The principal business of the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc (such theatres are hereafter referred to as the "Theatres") is the operation of motion picture theatres. Box office admission and concession sales are the Theatres' primary sources of revenue.

        The Theatres' operations are primarily located throughout the Midwest in the states of Illinois, Indiana, Iowa, Missouri, Minnesota, and Ohio. Over the years, the Theatres have grown through the construction and acquisition of theatres, most recently in the states of Colorado, Wisconsin, and California.

        The Theatres are not a separate legal entity, and were operated by Kerasotes Showplace Theatres, LLC (the "Parent") during the periods presented. On December 9, 2009, the Parent agreed to sell these theatre assets comprising a substantial majority of the Parent's theatres and transfer related liabilities to AMC Entertainment Inc. ("AMC") (the "Sale"); this sale was closed on May 24, 2010. Further discussion of the Sale is included in Note 2.

        Management's Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

        Preopening Expenses—Costs incurred prior to opening of a new theatre are expensed as incurred. These costs include advertising and other start-up costs incurred prior to the operation of new theatres and are reported in their respective lines in the statements of income.

        Accounts Receivable—An allowance for doubtful accounts is provided only if specific accounts are considered uncollectible. If items become uncollectible, they will be charged to operations when that determination is made. Management determined no allowance was required as of December 31, 2009 or 2008.

        Inventories—Inventories consist primarily of concession items and are carried at the lower of cost, determined by the first-in, first-out method, or market.

        Property and Equipment—Property and equipment, consisting of buildings, land and leasehold improvements, and equipment, are carried at cost, less accumulated depreciation computed using both straight-line and accelerated methods. Land improvements are depreciated over an estimated useful life of 15 years. Buildings and improvements are depreciated over an estimated useful life of 39 years. Leasehold improvements are depreciated over the shorter of the lease term or economic life of the asset. Equipment is depreciated over an estimated useful life of five to seven years. Interest capitalized on Theatre-managed construction projects totaled $0 and $336,858 for the years ended December 31, 2009 and 2008.

        Leases—A significant portion of the Theatres' operations are conducted in premises occupied under lease agreements with initial base terms ranging generally from 15 to 20 years, with certain leases containing options to extend for up to an additional 20 years. The Theatres do not believe that exercise

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

1. THE THEATRES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

of the renewal options in its leases is reasonably assured at the inception of the lease agreements and therefore considers the initial base term the lease term. The leases provide for fixed and escalating rentals, contingent escalating rentals based on the consumer price index with a contractual floor and ceiling, and contingent rentals, including those that are based on revenues with a guaranteed minimum. As of December 31, 2009, all leases qualified as operating leases.

        The Theatres record rent expense for their operating leases on a straight-line basis over the base term of the lease agreements, commencing with the date the Theatres have control and access to leased premises.

        Occasionally, the Theatres are responsible for the construction of theatres subject to operating leases and receive reimbursement from the property developer for construction costs incurred. The Theatres evaluate these leases to determine who the accounting owner is during the construction period. For leases where the Theatres are determined to be the accounting owner during construction, they account for receipt of developer reimbursements under prevailing sale-leaseback accounting guidance. The Theatres have constructed four theatres subject to the circumstances described for which they have determined certain terms of the leases to be prohibited forms of continuing involvement. As a result, the Theatres have recorded developer reimbursement financing obligations of $17,046,863 and $14,849,587 in their statements of assets and liabilities as of December 31, 2009 and 2008, respectively, for operating leases related to these projects. The current portion of developer reimbursement financing obligations was $262,588 and $56,221, respectively, as of December 31, 2009 and 2008.

        Business Combinations—The Theatres account for their acquisitions of theatres using the purchase method. The purchase method requires that the Theatres estimate the fair value of the individual assets and liabilities acquired. The allocation of purchase price is based on management's judgment, including valuation assessments.

        Goodwill—The Theatres evaluate their goodwill for impairment annually during the fourth quarter, or more frequently, if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed using a two-step process. In the first step, the fair value of a reporting unit is compared with its carrying amount, including goodwill. If the estimated fair value of a reporting unit is less than its carrying amount, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of a reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a business combination. The resulting implied fair value of the goodwill that results from the application of this second step is then compared to the carrying amount of the goodwill and an impairment charge is recorded for the difference if the implied goodwill is less than the carrying amount.

        The assumptions used in the estimate of fair value are generally consistent with the past performance of a reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. Such assumptions are subject to change as a result of changing economic and competitive conditions. The Theatres recorded no goodwill impairment during the years ended December 31, 2009, 2008, or 2007.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

1. THE THEATRES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The changes in the carrying amount of goodwill during the fiscal years ended December 31, 2009 and 2008 are as follows:

Balance—January 1, 2008	$12,810,797
Purchase price adjustment—KCC acquisition	(817,305)
Finalization of purchase accounting	2,335,779
Star acquisition	9,823,793

Balance—December 31, 2008	24,153,064

Balance—December 31, 2009	$24,153,064

        Intangible Assets—As of December 31, 2009, definite-lived intangible assets were $25,963,411, net of accumulated amortization of $4,186,285. As of December 31, 2008, definite-lived intangible assets were $27,408,299, net of accumulated amortization of $2,741,397. These intangible assets consisted primarily of the intangible value associated with the operating leases that were acquired in the acquisitions discussed in Note 5. Amortization expense was $1,444,888, $1,902,252, and $839,145 for fiscal years 2009, 2008, and 2007, respectively, and is recorded in depreciation and amortization expense in the statements of income.

        Amortization expense is expected to be as follows:

Years Ending December 31	Amount
2010	$1,514,507
2011	1,514,507
2012	1,514,507
2013	1,514,507
2014	1,514,507
Thereafter	18,390,876

Total	$25,963,411

        Other Assets—As of December 31, 2009, debt issuance costs were $1,858,065, net of accumulated amortization of $1,393,590. As of December 31, 2008, other assets include debt issuance costs $698,253, net of accumulated amortization of $644,899. Costs resulting from the issuance of debt are capitalized and amortized over the term of the related debt agreement. Amortization expense of $1,017,322, $531,677, and $922,721 for fiscal years 2009, 2008, and 2007, respectively, is recorded in interest expense in the statements of income.

        Long-Lived Assets—The Theatres review the carrying value of their long-lived assets, including property and equipment, whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the assets, less estimated future cash outflows, are less than the carrying amount, an impairment loss would be recognized. No impairment loss was recognized during the years ended December 31, 2009, 2008, and 2007.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

1. THE THEATRES AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Revenue Recognition—Revenues include box office receipts, sales of concessions merchandise, advertising revenues, and other miscellaneous revenues, primarily fees for theatre rentals. The Theatres recognize box office and concession revenues at the point of sale and other revenues when earned.

        The Theatres sell gift certificates and gift cards both in the theatres and online. These receipts are excluded from revenues until the date the gift certificates and gift cards are redeemed. The Theatres recognize gift certificate breakage when its future performance obligation is determined to be remote. Gift certificate breakage was $777,298, $355,118, and $2,817,092, respectively, for the years ended December 31, 2009, 2008, and 2007. Gift certificate breakage is recorded as a component of other operating revenue in the statements of income.

        Operating Expenses—Film rental costs are recorded as revenue is earned based upon the terms of the respective film license arrangements. Advertising costs are expensed as incurred. Other operating expenses are principally comprised of payroll and benefits costs, utilities, maintenance, repairs, and other general operating expenses. The balance of operating expenses incurred by the corporate function is classified as general and administrative expenses. Theatre occupancy costs include rent, property taxes, and other occupancy costs.

        Vendor Allowances—The Theatres receive volume-based purchase rebates from vendors. These rebates are recorded as a reduction of inventories upon receipt and recognized as a reduction of the cost of concession sales when merchandise is sold.

        Comprehensive Income—Comprehensive income equals net income for all periods presented.

2. THE SALE

        As mentioned in Note 1, on December 9, 2009, the Parent agreed to sell certain theatre assets comprising a substantial majority of the Parent's theatres and transfer related liabilities to AMC; this sale closed on May 24, 2010. These theatres were sold for $275,000,000 in cash, subject to certain working capital and other purchase price adjustments finalized on the closing date.

        The financial statements pertain to these theatres sold to AMC by the Parent. The financial statements have been prepared from the records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of the operations if these theatres had been operated as an unaffiliated company. The majority of the assets, liabilities, income and expenses presented in these financial statements are specifically-identifiable to the theatres sold by the Parent to AMC. Portions of certain assets, liabilities, income and expenses represent allocations made from the Parent to these theatres that are applicable to the Parent as a whole where specific-identification of these balances to each theatre is not practicable. These allocations primarily relate to certain receivables, payables, accrued expenses, debt and operating expenses generated or incurred at the Parent and not directly related to an individual theatre; these allocations have been made based on the proportion of the number of theatre screens within the theatres sold to AMC as a percentage of the total number of theatre screens owned by the Parent prior to the Sale. In the opinion of management, these allocations are reasonable for the purposes of presenting the financial statements of the Theatres.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

3. NEW ACCOUNTING PRONOUNCEMENTS

        In June 2009, the Financial Accounting Standards Board (FASB) issued ASC 105, Generally Accepted Accounting Principles, as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernment entities. Generally, ASC 105 is not expected to change accounting principles generally accepted in the United States of America. The Theatres adopted ASC 105 for the year ended December 31, 2009, and any references to authoritative accounting literatures in the financial statements are referenced in accordance with the ASC, unless the literature has not been codified.

        In December 2007, the FASB revised ASC 805 (formerly FASB Statement No. 141(R), Business Combinations). ASC 805 is effective for fiscal years beginning on or after December 15, 2008, with early adoption prohibited. The provisions of ASC 805 are applied prospectively from the date of adoption, except for adjustments to a previously acquired entity's deferred tax assets and uncertain tax position balances occurring outside the measurement period, which are recorded as a component of income tax expense in the period of adjustment, rather than goodwill. The Theatres adopted ASC 805 on January 1, 2009. The adoption of ASC 805 did not have a material impact the Theatres' financial position, results of operations, or cash flows.

4. INVESTMENT IN KCC

        On January 15, 2004, the Parent made a $4,740,145 minority investment in a new company, KCC. The Parent made this investment in conjunction with Providence Growth Entrepreneurs Fund, L.P.; Providence Growth Investors, L.P.; and the management team of KCC. Prior to the March 2, 2007 acquisition of the controlling interest in KCC (as discussed in Note 5), the Theatres owned 23.685% of KCC and did not have managerial control. Accordingly, this investment had been accounted for under the equity method and the financial statements included the Theatres' share of the results of operations from January 15, 2004 through March 1, 2007. For the period from January 1, 2007 to March 1, 2007, KCC had operating revenues of $6,185,285, operating loss of $(201,044), and a net loss of $(840,998).

5. ACQUISITIONS

        On January 31, 2008, the Parent acquired the assets, property, and operations of six theatres located in Iowa and Wisconsin from AGT Enterprises, Inc., and Star-Iowa, LLC (the "Star acquisition") for $75,517,400. The Star acquisition added 81 screens to the Theatres' circuit. The purpose of the transaction was to increase the scale of the Theatres, diversify and expand the Theatres' customer base, and strengthen the Theatres' competitive position in the industry. In conjunction with this transaction, the Theatres consummated two separate sale-leaseback transactions. The proceeds of the sale-leaseback transactions were used to finance the Star acquisition, pay down debt, and pay taxes and fees associated with the deal. The results of theatre operations are included in the financial statements from the date of acquisition.

        On March 2, 2007, the Parent acquired the remaining 76.315% interest they did not previously own in their investment in KCC for a purchase price of $52,754,184, net of cash acquired ($424,773). The purchase price was subject to the terms of an escrow arrangement that was finalized in 2008 with a payment of $817,305 to the Parent, which reduced the total purchase price for the acquisition to

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

5. ACQUISITIONS (Continued)

$51,936,879. This acquisition added 11 theatres and 125 screens to the overall circuit and gave the Theatres a presence in the state of Colorado. The acquisition was financed with cash on hand and additional debt. The results of theatre operations are included in the financial statements from the date of acquisition.

        On March 2, 2007, the Parent also acquired the assets, properties, and operations of two existing theatres near Chicago, Illinois for a purchase price of $12,652,954. The acquisition of these theatres added 28 screens to the overall circuit and enhanced the Theatres' presence in the Chicago area market. The acquisition was financed with cash on hand and additional debt. The results of theatre operations are included in the financial statements from the date of acquisition.

        The Theatres have allocated the purchase price to the theatre assets acquired at estimated fair values. The excess of fair value of the net assets acquired compared to the amount paid as of the acquisition date has been reflected as goodwill. The Theatres completed the purchase price allocations for the 2007 acquisitions during 2008, reflecting finalization of consideration paid in the KCC acquisition (pursuant to the terms of the escrow arrangement in the transaction) and the finalization of other allocations for both transactions based on all available evidence subsequent to the transaction. The purchase price allocation was completed for the Star acquisition during 2008. The following table summarizes the estimated fair values of the assets acquired at the dates of acquisition:

	2008 Acquisition of Star Cinemas	2007 Acquisition of 76.315% Interest in KCC	2007 Acquisition of Chicago-Area Theatres
Cash purchase price—net of cash acquired	$73,821,240	$21,852,097	$12,582,000
Debt assumed and repaid	—	29,278,933	—
Transaction fees	1,696,160	805,849	70,954

Total cash paid	$75,517,400	$51,936,879	$12,652,954

Allocation of purchase price:
Other current assets	$69,335	$602,202	$—
Property and equipment	66,227,891	36,496,153	906,388
Goodwill	9,823,793	2,760,152	115,000
Intangible assets	—	18,019,179	11,746,566

Total assets acquired	76,121,019	57,877,686	12,767,954

Current liabilities	(318,165)	(2,179,139)	—
Deferred revenue	(285,454)	(357,190)	(115,000)
Other long-term liabilities	—	(3,404,478)	—

Total liabilities assumed	(603,619)	(5,940,807)	(115,000)

Net assets acquired	$75,517,400	$51,936,879	$12,652,954

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

5. ACQUISITIONS (Continued)

        As a result of the 2007 acquisition of 76.315% interest in KCC included above, the previously owned 23.685% interest in KCC was consolidated into the Theatres' financial statements on a historical-cost basis. The amounts consolidated were as follows: cash of $131,834; other current assets of $175,056; property and equipment, net of $12,336,370; goodwill of $1,596,089; other assets of $161,670; current liabilities of $841,524; long-term debt of $8,870,033; and other long-term liabilities of $486,364.

6. DEBT AND DEVELOPER REIMBURSEMENT FINANCING OBLIGATIONS

        These financial statements include an allocation of the amounts outstanding on the Parent's bank debt, and also the related debt issuance costs. The Parent's outstanding debt facilities consisted of a revolving line of credit ("Revolver") and Term B notes. These outstanding Parent debt balances were secured by substantially all of the Parent's assets, which included the assets of the Theatres. The Parent's bank debt was repaid in full as of the closing date of the Sale.

        Allocated debt and developer reimbursement financing obligations at December 31, 2009 and 2008 consisted of the following:

	2009	2008
Debt to Parent	$25,514,734	$95,203,621
Developer reimbursement financing obligations	17,046,863	14,849,587

Total debt to Parent and developer reimbursement financing obligations	42,561,597	110,053,208
Less current portion	(928,201)	(40,721,833)

Long-term debt to Parent and developer reimbursement financing obligations	$41,633,396	$69,331,375

        The contractual terms of the Parent's Term B debt required quarterly installments of $166,403 from December 31, 2009, until December 31, 2010. Three quarterly installments of $15,974,687 were required from March 31, 2011, with the final payment due October 28, 2011. Draws and repayment on the revolving line are at the discretion of the Parent, and the Parent uses distributions from the Theatres to fund any debt repayments. At December 31, 2009 and 2008, the aggregate available borrowing capacity on this facility was $50,000,000 and $27,300,000, respectively.

        Interest on the Parent's Term B and Revolver debt was at variable rates based on the prime rate or the Eurodollar rate, adjusted for the Parent's consolidated economic performance, as specified in the agreement. During the year ended December 31, 2009, interest rates ranged from 4.81% to 5.56%. During the year ended December 31, 2008, interest rates ranged from 2.5% to 7.75%.

        The carrying value of the Parent's long-term debt approximated its fair value as of December 31, 2009, since the Parent's long-term debt has interest rates that fluctuate based on published market rates. The fair value of the Parent's long-term debt was $104,947,507 as of December 31, 2008. The fair value of the Parent's long-term debt as of December 31, 2008, was determined as the net present value

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

6. DEBT AND DEVELOPER REIMBURSEMENT FINANCING OBLIGATIONS (Continued)

of the future cash flows at the prevailing balance sheet rate, discounted at the renegotiated market rate received in the amendment to the Parent's credit facility.

7. LEASE COMMITMENTS

        The Theatres conduct their operations in facilities and using equipment leased under noncancelable operating leases expiring at various dates through 2029. At the end of the lease terms, most of the leases are renewable at the fair rental value for periods of 5 to 20 years. The rental payments for some facilities are based on a minimum annual rent plus a percentage of receipts in excess of a specified amount. Refer to Note 1 for discussion of the Theatres' financing leases.

        Rental expense for noncancelable operating leases for the years ended December 31, 2009, 2008, and 2007, consists of the following:

	2009	2008	2007
Minimum	$49,086,692	$47,818,774	$32,967,017
Contingent	488,768	230,623	273,282

Total	$49,575,460	$48,049,397	$33,240,299

        The minimum rental commitments related to noncancelable operating leases and developer reimbursement financing leases at December 31, 2009, are as follows:

	Minimum Lease Payments
Year Ending December 31	Financing	Operating
2010	$1,085,953	$49,607,208
2011	1,085,953	49,530,348
2012	1,085,953	49,109,526
2013	1,099,956	49,358,392
2014	1,169,968	49,250,480
Thereafter	27,749,433	499,068,004

Total	33,277,216	$745,923,958

Less interest	(16,230,353)

Developer reimbursement financing obligations	$17,046,863

Less current portion of developer reimbursement financing obligations	(262,588)

Long-term developer reimbursement financing obligations	$16,784,275

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

8. INCOME TAXES

        The Parent is a limited liability company, and is not subject to the payment of federal or state income taxes, as the components of its income and expenses flow directly to the Parent's members. Accordingly, the Parent is not liable for any federal or state income tax, except for minor taxes imposed by some of the states in which the Parent does business. These financial statements include an allocation of these taxes incurred and paid by the Parent on behalf of the Theatres. These taxes were $(3,882), $14,404, and $0 for the years ended December 31, 2009, 2008, and 2007, respectively.

9. RETIREMENT PLAN

        The Theatres have contributed to the Parent's 401(k) profit-sharing plan for all managers, assistant managers, trainees, and administrative employees who have reached the age of 21. Employees may contribute up to 60% of their pay, not exceeding $16,500 ($22,000 for employees over age 50). Following one year of employment, the Theatres will match 100% of the first 3% of contribution and 50% on the next 2% of contribution. Matching contributions are immediately vested.

        The Theatres fund the matching contributions as they accrue. These contributions were $372,328, $394,353, and $371,970 for the years ended December 31, 2009, 2008, and 2007, respectively.

10. RELATED-PARTY TRANSACTIONS

        The Theatres are not a separate legal entity, and were operated by the Parent during the periods presented. As discussed in Note 2, the financial statements have been prepared from the records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of the operations if these theatres had been operated as an unaffiliated company. Portions of certain assets, liabilities, income and expenses represent allocations made from the Parent to these theatres that are applicable to the Parent as a whole. The Parent maintains and manages the cash generated by the Theatres, including the transfer of cash deposits from Theatres' operations to the Parent's bank accounts; these funds are used to finance the operations and capital expenditures of the Theatres. The outstanding amounts owed by the Parent to the Theatres are presented as "Due from Parent" in the Statements of Assets and Liabilities.

        Total rental expense payable to related-parties of the Theatres amounted to $14,400 for the each of the years ended December 31, 2009, 2008, and 2007. Amounts payable to related-parties at December 31, 2009, 2008, and 2007, were $183,553, $169,153, and $154,753, respectively.

        Amounts paid to an advertising agency owned by a close relative of one of the Parent's shareholders were $82,632, $31,414, and $0 for 2009, 2008, and 2007, respectively.

11. SALE-LEASEBACK TRANSACTIONS

        On January 31, 2008, the Theatres entered into two separate sale-leaseback transactions, whereby the Theatres sold eight of their fee-owned theatres for a sale price of $97,560,246, net of closing costs of $430,317. The Theatres leased back the sold theatres subject to 20-year triple net operating leases (with renewal terms of either three five-year options or one 10-year option and one five-year option). The gain of $19,017,834 has been deferred and is being recognized ratably over the life of the leases.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO FINANCIAL STATEMENTS (Continued)

As of December 31, 2009 and 2008, and

For the Years Ended December 31, 2009, 2008, and 2007

11. SALE-LEASEBACK TRANSACTIONS (Continued)

The proceeds from the transaction were used to pay down debt, with the remaining proceeds used to pay taxes and fees associated with the deal. The balance was retained to fund future capital expenditures.

        On September 19, 2007, the Theatres entered into a sale-leaseback transaction, whereby the Theatres sold 11 of their fee-owned theatres with a book value of $78,112,826 for $99,720,206, net of closing costs of $638,171 and leased back the same buildings for a period of 20 years with three five-year options for each of the sold properties. The resulting leases are classified as being accounted for as operating leases. The gain of $25,594,136 has been deferred and is being recognized ratably over the life of the leases. Losses of $3,986,755 were immediately recognized in earnings. The proceeds from the transaction were used to pay down debt, with the remaining proceeds used to pay an owner distribution, taxes, and fees associated with the deal. The balance was retained to fund future capital expenditures.

        On September 30, 2005, the Theatres entered into a sale-leaseback transaction, whereby the Theatres sold 17 of their fee-owned theatres with a book value of $94,759,887 for $200,000,000 and leased back the same buildings for a period of 20 years with three five-year options for each of the sold properties. The resulting leases are classified as operating leases. The gain of $102,340,355 has been deferred and is being recognized ratably over the life of the leases. The proceeds from the transaction were used to pay down debt, with the remaining proceeds used to pay an owner distribution, taxes, and fees associated with the deal. The balance was retained to fund future capital expenditures.

12. SUBSEQUENT EVENTS

        Management has evaluated subsequent events through July 13, 2010, which is the date the financial statements were issued.

******

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

UNAUDITED CONDENSED STATEMENTS OF ASSETS AND LIABILITIES

As of March 31, 2010 and December 31, 2009

	March 31, 2010	December 31, 2009
Assets
Current Assets:
Due from Parent	$26,684,867	$30,233,158
Accounts receivable	4,032,833	4,227,816
Inventories	1,603,051	1,550,867
Other current assets	7,486,135	5,737,930

Total current assets	39,806,886	41,749,771

Property and equipment—net	132,035,369	136,686,136

Other Assets:
Goodwill	24,153,064	24,153,064
Intangible and other assets—net	26,357,192	26,651,173

Total other assets	50,510,256	50,804,237

Total	$222,352,511	$229,240,144

Liabilities and Net Assets
Current Liabilities:
Accounts payable	$7,124,618	$4,356,479
Accrued payroll and payroll taxes	4,416,835	4,851,429
Accrued property taxes	11,897,572	10,938,383
Other accrued expenses	7,939,998	13,879,500
Other accrued taxes	891,541	1,221,388
Deferred revenue and other liabilities	4,847,632	6,060,329
Current portion of developer reimbursements	263,895	262,588
Current portion of long-term debt to Parent	665,613	665,613
Current portion of deferred gain	7,347,616	7,347,616

Total current liabilities	45,395,320	49,583,325
Long-term Liabilities:
Developer reimbursements	16,717,804	16,784,275
Long-term debt to Parent	19,942,171	24,849,121
Deferred gain from sale-leaseback transactions	111,211,954	113,048,858
Deferred rent and other long-term liabilities	7,338,795	7,364,737

Total liabilities	200,606,044	211,630,316
Commitments and Contingencies	—	—
Net assets	21,746,467	17,609,828

Total	$222,352,511	$229,240,144

See Notes to Unaudited Condensed Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

UNAUDITED CONDENSED STATEMENTS OF INCOME

For the Quarterly Periods Ended March 31, 2010 and 2009

	Three Months Ended
	March 31, 2010	March 31, 2009
Revenues:
Box office revenue	$51,046,633	$50,074,621
Concession revenue	23,279,896	23,327,533
Other operating revenue	5,396,288	2,880,437

Total revenues	79,722,817	76,282,591

Operating Expenses:
Film expense and advertising costs	29,078,389	26,759,638
Cost of concession sales	2,688,490	2,719,832
General and administrative expenses	3,973,215	4,017,098
Theatre occupancy costs	16,803,336	17,267,930
Depreciation and amortization	4,627,864	5,252,133
Other operating expenses	18,848,447	16,852,893
Amortization of deferred gain	(1,836,904)	(1,836,904)

Total operating expenses	74,182,837	71,032,620

Income from Operations	5,539,980	5,249,971

Other Expenses
Interest expense to Parent	(744,316)	(1,042,513)
Other income and expenses—net	(569,103)	(714,787)

Total other expenses	(1,313,419)	(1,757,300)

Net income	$4,226,561	$3,492,671

See Notes to Unaudited Condensed Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

UNAUDITED CONDENSED STATEMENTS OF CASH FLOWS

For the Quarterly Periods Ended March 31, 2010 and 2009

	Three Months Ended
	March 31, 2010	March 31, 2009
Cash flows from operating activities:
Net income	$4,226,561	$3,492,671
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation and amortization	4,627,864	5,252,133
Noncash interest expense	283,138	477,116
Loss on disposal of property	38,532	(22,806)
Amortization of deferred gain	(1,836,904)	(1,836,904)
Changes in:
Accounts receivable	194,983	706,943
Inventories	(52,184)	33,142
Other assets	(1,748,206)	(1,601,233)
Accounts payable	2,958,343	4,535,158
Other current liabilities	(6,956,419)	(1,154,026)
Deferred rent and other long-term liabilities	(25,941)	161,900

Net cash flows from operating activities	1,709,767	10,044,094

Cash flows from investing activities:
Capital expenditures	(289,944)	(5,707,699)
Proceeds from sales of property	4,000	38,345

Net cash flows from investing activities	(285,944)	(5,669,354)

Cash flows from financing activities:
Principal payments on borrowings from Parent	(4,906,950)	(43,705,260)
Due from Parent	3,548,291	39,519,164
Principal payments on developer reimbursement financing obligations	(65,164)	(54,153)
Payment of debt issuance costs	—	(1,359,491)
Proceeds from developer reimbursements for construction costs	—	1,225,000

Net cash flows from financing activities	(1,423,823)	(4,374,740)

Net change in cash	—	—
Cash—beginning of period	—	—

Cash—end of period	$—	$—

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION—Cash paid during the quarter for:
Interest—net of amount capitalized	$430,558	$880,537

SUPPLEMENTAL DISCLOSURE OF NONCASH OPERATING, INVESTING AND FINANCING ACTIVITIES:
Amounts reflected in accounts payable and fixed assets at period-end	$—	$—

Amounts reflected in accrued expenses and fixed assets at period-end	$—	$—

See Notes to Unaudited Condensed Financial Statements.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

As of and for the Quarters Ended March 31, 2010 and 2009

1. BASIS OF PRESENTATION

        The principal business of the Kerasotes Showplace Theatres Sold to AMC Entertainment Inc (such theatres are hereafter referred to as the "Theatres") is the operation of motion picture theatres. Box office admission and concession sales are the Theatres' primary sources of revenue. The Theatres' operations are primarily located throughout the Midwest in the states of Illinois, Indiana, Iowa, Missouri, Minnesota, and Ohio. Over the years, the Theatres have grown through the construction and acquisition of theatres, most recently in the states of Colorado, Wisconsin, and California.

        The Theatres are not a separate legal entity, and were operated by Kerasotes Showplace Theatres, LLC (the "Parent") during the periods presented. On December 9, 2009, the Parent agreed to sell these theatre assets comprising a substantial majority of the Parent's theatres and transfer related liabilities to AMC Entertainment Inc. ("AMC") (the "Sale"); this sale was closed on May 24, 2010. Further discussion of the Sale is included in Note 2.

        These unaudited condensed financial statements have been prepared in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 270, Interim Reporting. Accordingly, they do not include all of the information and footnotes required in annual financial statements prepared in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, all adjustments (which consist of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the interim period are not necessarily indicative of the results that may be expected for the full year. These interim financial statements and related notes should be read in conjunction with the audited financial statements and related notes for the year ended December 31, 2009.

2. THE SALE

        As mentioned in Note 1, on December 9, 2009, the Parent agreed to sell certain theatre assets comprising a substantial majority of the Parent's theatres and transfer-related liabilities to AMC; this sale closed on May 24, 2010. These theatres were sold for $275,000,000 in cash, subject to certain working capital and other purchase price adjustments finalized on the closing date.

        The unaudited condensed financial statements pertain to these theatres sold to AMC by the Parent. The financial statements have been prepared from the records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of the operations if these theatres had been operated as an unaffiliated company. The majority of the assets, liabilities, income and expenses presented in these financial statements are specifically-identifiable to the theatres sold by the Parent to AMC. Portions of certain assets, liabilities, income and expenses represent allocations made from the Parent to these theatres that are applicable to the Parent as a whole where specific-identification of these balances to each theatre is not practicable. These allocations primarily relate to certain receivables, payables, accrued expenses, debt, and operating expenses generated or incurred at the Parent and not directly related to an individual theatre; these allocations have been made based on the proportion of the number of theatre screens within the theatres sold to AMC as a percentage of the total number of theatre screens owned by the Parent prior to the Sale. In the opinion of management, these allocations are reasonable for the purposes of presenting the unaudited condensed interim financial information of the Theatres.

Kerasotes Showplace Theatres Sold to AMC Entertainment Inc.

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS (Continued)

As of and for the Quarters Ended March 31, 2010 and 2009

3. DEBT

        These financial statements include an allocation of the amounts outstanding on the Parent's bank debt, and also the related debt issuance costs. The Parent's outstanding debt facilities consisted of a revolving line of credit ("Revolver") and Term B notes. These outstanding Parent debt balances were secured by substantially all of the Parent's assets, which included the assets of the Theatres. The Parent's bank debt was repaid in full as of the closing date of the Sale.

4. RELATED-PARTY TRANSACTIONS

        The Theatres are not a separate legal entity, and were operated by the Parent during the periods presented. As discussed in Note 2, the financial statements have been prepared from the records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of the operations if these theatres had been operated as an unaffiliated company. Portions of certain assets, liabilities, income and expenses represent allocations made from the Parent to these theatres that are applicable to the Parent as a whole. The Parent maintains and manages the cash generated by the Theatres, including the transfer of cash deposits from Theatres' operations to the Parent's bank accounts; these funds are used to finance the operations and capital expenditures of the Theatres. The outstanding amounts owed by the Parent to the Theatres are presented as "Due from Parent" in the Statements of Assets and Liabilities.

        Total rental expense payable to related-parties of the Theatres amounted to $3,600 and $3,600 for the quarterly-periods ended March 31, 2010 and 2009, respectively. Amounts payable to related-parties at March 31, 2010 and December 31, 2009 were $187,153 and $183,553, respectively.

        Amounts paid to an advertising agency owned by a close relative of one of the Parent's shareholders were $0 and $22,087 for the quarterly-periods ended March 31, 2010 and 2009, respectively.

5. SUBSEQUENT EVENTS

        Management has evaluated subsequent events through July 13, 2010, which is the date the unaudited condensed financial statements were issued.

Dealer Prospectus Delivery Obligation

        Until                    , 2010, (25 days after the commencement of the offering), all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

J.P. MORGAN
GOLDMAN, SACHS & CO.

BARCLAYS CAPITAL
CITI
CREDIT SUISSE
DEUTSCHE BANK SECURITIES

PROSPECTUS
                        , 2010

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.    OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

        The following table sets forth the expenses expected to be incurred in connection with the issuance and distribution of common stock registered hereby, all of which expenses, except for the Securities and Exchange Commission registration fee, are estimated.

Securities and Exchange Commission registration fee		$32,085

National securities exchange listing fee
National Association of Securities Dealers, Inc. filing fee
Printing fees and expenses
Legal fees and expenses
Accounting fees and expenses
Blue Sky fees and expenses
Transfer agent and registrar fees and expenses
Miscellaneous expenses

Total	$

ITEM 14.    INDEMNIFICATION OF DIRECTORS AND OFFICERS

        Section 102 of the Delaware General Corporation Law (the "DGCL") grants us the power to limit the personal liability of our directors or our stockholders for monetary damages for breach of a fiduciary duty. Article VIII, Section A of our Amended and Restated Certificate of Incorporation eliminates the personal liability of directors for monetary damages for actions taken as a director, except for liability for breach of duty of loyalty; for acts or omissions not in good faith or involving intentional misconduct or knowing violation of law; under Section 174 of the Delaware General Corporation Law (unlawful dividends); or for transactions from which the director derived improper personal benefit.

        Under Section 145 of the DGCL, a corporation has the power to indemnify directors and officers under certain prescribed circumstances against certain costs and expenses, actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director or officer of the corporation if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provision. Article VIII, Section B of our Amended and Restated Certificate of Incorporation requires us to indemnify any current or former directors or officers to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon delivery to us of an undertaking, by or on behalf of an indemnified person, to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under this section or otherwise. Article VIII, Section B also permits us to indemnify any current or former employees or agents to the fullest extent permitted by the DGCL, and to pay expenses incurred in defending any such proceeding in advance of its final disposition upon such terms and conditions, if any, as we deem appropriate.

        Section 145 of the DGCL authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation against any liability asserted against and incurred by such person in any such capacity, or arising out of such person's status as such. As permitted by Section 145 and Section 6.08 of our Amended and Restated Bylaws, we carry insurance policies insuring its directors and officers against certain liabilities that they may incur in their capacity as directors and officers.

        The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our Amended and Restated Certificate of Incorporation or Amended and Restated Bylaws, agreement, vote of stockholders or disinterested directors or otherwise.

ITEM 15.    RECENT SALES OF UNREGISTERED SECURITIES

        In the past three years, we have not sold securities without registration under the Securities Act of 1933, except as described below.

        In connection with the Reclassification, we will issue                        shares of our common stock to holders of common stock of AMC Entertainment Holdings, Inc. This transaction will be effected without registration under the Securities Act in reliance on the exemption from registration provided under Section 4(2) promulgated thereunder.

ITEM 16.    EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibits

          See the Exhibit Index immediately following the signature pages included in this Registration Statement.

  (b)
  Financial Statement Schedules

          See the Index to Financial Statements included on page F-1 for a list of the financial statements included in this registration statement.

          All schedules not identified above have been omitted because they are not required, are not applicable or the information is included in the selected consolidated financial data or notes contained in this registration statement.

ITEM 17.    UNDERTAKINGS

        (a)   Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (b)   The undersigned registrant hereby undertakes that:

          (1)   For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2)   For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (c)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Kansas City, state of Missouri, on September 21, 2010.

AMC Entertainment Holdings, Inc.
By:	/s/ GERARDO I. LOPEZ Gerardo I. Lopez Chief Executive Officer, President and Director

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ GERARDO I. LOPEZ Gerardo I. Lopez	Chief Executive Officer, President (Principal Executive Officer)	September 21, 2010
/s/ CRAIG R. RAMSEY Craig R. Ramsey	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	September 21, 2010
* Aaron J. Stone	Chairman of the Board and Director	September 21, 2010
* Dana B. Ardi	Director	September 21, 2010
* Stephen P. Murray	Director	September 21, 2010
* Stan Parker	Director	September 21, 2010
* Phillip H. Loughlin	Director	September 21, 2010

Signature		Title	Date

* Eliot P. S. Merrill		Director	September 21, 2010
* Kevin Maroni		Director	September 21, 2010
* Kevin M. Connor		Senior Vice President, General Counsel and Secretary	September 21, 2010
* Chris A. Cox		Senior Vice President and Chief Accounting Officer (Principal Accounting Officer)	September 21, 2010
*By:	/s/ CRAIG R. RAMSEY Craig R. Ramsey Attorney-in-Fact

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION
†1.1	Underwriting Agreement.
2.1(a)
Modified First Amended Joint Plan of Reorganization of Debtors and Official Committee of Unsecured Creditors for GC Companies, Inc. and its Jointly Administered Subsidiaries filed on March 1, 2002 with the United States Bankruptcy Court for the District of Delaware (incorporated by reference from Exhibit 2.2 of AMCE's Form 8-K (File No. 1-8747) filed March 7, 2002).
2.1(b)
Agreement and Plan of Merger, dated June 20, 2005, by and among Marquee Holdings Inc. and LCE Holdings, Inc. (incorporated by reference from Exhibit 2.1 to Holdings' Form 8-K (File No. 1-33344) filed on June 24, 2005).
2.2
Purchase and Sale Agreement, dated as of March 9, 2002, by and among G.S. Theaters, L.L.C., a Louisiana limited liability Company, Westbank Theatres, L.L.C., a Louisiana limited liability company, Clearview Theatres, L.L.C., a Louisiana limited liability company, Houma Theater, L.L.C., a Louisiana limited liability company, Hammond Theatres, L.L.C., a Louisiana limited liability company, and American Multi-Cinema, Inc. together with Form of Indemnification Agreement (Appendix J) (incorporated by reference from Exhibit 2.1 to AMCE's Form 8-K (File No. 1-8747) filed March 13, 2002).
2.3
Agreement and Plan of Merger, dated as of July 22, 2004 by and among Marquee Holdings Inc., Marquee Inc. and AMC Entertainment Inc. (incorporated by reference from Exhibit 2.1 to AMCE's Form 8-K (File No. 1-8747) filed June 23, 2004).
2.4
Agreement and Plan of Merger, dated June 11, 2007, by and among AMC Entertainment Holdings, Inc., Marquee Holdings Inc., and Marquee Merger Sub Inc. (incorporated by reference from Exhibit 2.1 to the Company's Form 8-K filed on June 13, 2007)
2.5
Unit Purchase Agreement among Kerasotes Showplace Theatres Holdings, LLC, Kerasotes Showplace Theatres, LLC, Showplace Theatres Holding Company, LLC, AMC ShowPlace Theatres, Inc. and American Multi-Cinema, Inc. (incorporated by reference from Exhibit 2.1 to the Company's Form 8-K (File No. 1-8747) filed on July 14, 2010)
†3.1	Second Amended and Restated Certificate of Incorporation of AMC Entertainment Holdings, Inc.
†3.2	Second Amended and Restated Bylaws of AMC Entertainment Holdings, Inc.
4.1(a)
Credit Agreement, dated January 16, 2006 among AMC Entertainment Inc., Grupo Cinemex, S.A. de C.V., Cadena Mexicana de Exhibicion, S.A. de C.V., the Lenders and the Issuers named therein, Citicorp U.S. and Canada, Inc. and Banco Nacional de Mexico, S.A., Integrante del Groupo Financiero Banamex. (incorporated by reference from Exhibit 10.4 to AMCE's Form 8-K (File No. 1-8747) filed January 31, 2006).
4.1(b)
Guaranty, dated January 26, 2006 by AMC Entertainment Inc. and each of the other Guarantors party thereto, in favor of the Guaranteed Parties named therein (incorporated by reference from Exhibit 10.5 to AMCE's Form 8-K (File No. 1-8747) filed January 31, 2006).
4.2(a)
Indenture, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014. (incorporated by reference from Exhibit 4.7 to AMCE's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).

EXHIBIT NUMBER	DESCRIPTION
4.2(b)	First Supplemental Indenture, dated December 23, 2004, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.7(b) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
4.2(c)
Second Supplemental Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.6(c) to AMCE's Form 10-Q (File No. 1-8747) filed on February 13, 2006).
4.2(d)
Third Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.6(d) to AMCE's Form S-4 (File No. 333-133574) filed April 27, 2006).
4.2(e)
Fourth Supplemental Indenture dated June 24, 2010, respecting AMC Entertainment Inc.'s 8% Senior Subordinated Notes due 2014 (incorporated by reference from Exhibit 4.1 to AMCE's Form 10-Q (File 1-8747) filed on August 10, 2010).
4.3
Registration Rights Agreement, dated February 24, 2004, respecting AMC Entertainment Inc.'s 8% senior subordinated notes due 2014. (incorporated by reference from Exhibit 4.8 to AMCE's Registration Statement on Form S-4 (File No. 333-113911) filed on March 24, 2004).
4.4(a)
Indenture, dated as of June 9, 2009, respecting AMCE's 8.75% Senior Notes due 2019, by and among AMCE, a Delaware corporation, the Guarantors party thereto from time to time and U.S. Bank National Association, as Trustee (incorporated by reference from Exhibit 4.1 to AMCE's Current Report on Form 8-K (File No. 001-08747) filed on June 9, 2009).
4.4(b)
First Supplemental Indenture, dated June 24, 2010, respecting AMC Entertainment Inc.'s 8.75% Senior Notes due 2019 (incorporated by reference from Exhibit 4.3 to AMCE's Form 10-Q (File 1-8747) filed on August 10, 2010).
4.5
Registration Rights Agreement, dated as of June 9, 2009, respecting AMCE's 8.75% Senior Notes due 2019, by and among AMCE, the Guarantors party thereto from time to time, Credit Suisse Securities (USA) LLC, for itself and on behalf of the other Initial Purchasers, and J.P. Morgan Securities Inc., as Market Maker (incorporated by reference from Exhibit 4.2 to AMCE's Current Report on Form 8-K (File No. 001-08747) filed on June 9, 2009).
4.6(a)
Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 11% senior subordinated notes due 2016, between AMC Entertainment Inc. and HSBC Bank USA, National Association (incorporated by reference from Exhibit 4.1 to AMCE's Form 8-K (File No. 1-8747) filed on January 31, 2006).
4.6(b)
First Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 11% Senior Subordinated Notes due 2016 (incorporated by reference from Exhibit 4.12(b) to AMCE's Form S-4 (File No. 333-133574) filed April 27, 2006).
4.7(a)
Indenture, dated January 26, 2006, respecting AMC Entertainment Inc.'s 11% senior subordinated notes due 2016, between AMC Entertainment Inc. and HSBC Bank USA, National Association (incorporated by reference from Exhibit 4.1 to the Company's Form 8-K (File No. 1-8747) filed on January 31, 2006).
4.7(b)
First Supplemental Indenture dated April 20, 2006, respecting AMC Entertainment Inc.'s 11% Senior Subordinated Notes due 2016 (incorporated by reference from Exhibit 4.12(b) to the Company's Form S-4 (File No. 333-133574) filed April 27, 2006).

EXHIBIT NUMBER	DESCRIPTION
4.7(c)	Second Supplemental Indenture, dated June 24, 2010, respecting AMC Entertainment Inc.'s 11% Senior Subordinated Notes due 2016 (incorporated by reference to Exhibit 4.2 to AMCE's Form 10-Q (File 1-8747) filed on August 10, 2010).
4.8
Registration Rights Agreement dated January 26, 2006, respecting AMC Entertainment Inc.'s 11% senior subordinated notes due 2016, among AMC Entertainment Inc., the guarantors party thereto, Credit Suisse Securities (USA) LLC, Citigroup Global Markets Inc., and J.P. Morgan Securities Inc. (incorporated by reference from Exhibit 4.2 to AMCE's Form 8-K (File No. 1-8747) filed on January 31, 2006).
4.9(a)
Indenture, dated August 18, 2004, respecting Marquee Holdings Inc.'s 12% Senior Discount Notes due 2014 (incorporated by reference from Exhibit 4.13 to Holdings' Registration Statement on Form S-4 (File No. 333-122636) filed on February 8, 2005).
4.9(b)
Registration Rights Agreement dated August 18, 2004, respecting Marquee Holdings Inc.'s 12% Senior Discount Notes due 2014 (incorporated by reference from Exhibit 4.14 to Holdings' Registration Statement on Form S-4 (File No. 333-122636) filed on February 8, 2005).
4.9(c)
First Supplemental Indenture dated June 12, 2007, respecting Marque Holding Inc.'s 12% Senior Discount Notes due 2014 (incorporated by reference from Exhibit 4.1 to Holdings' Form 8-K (File No. 1-33344) Filed on June 13, 2007).
4.10(a)
Credit Agreement, dated June 13, 2007 among AMC Entertainment Holdings, Inc., the Lenders party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent (Incorporated by reference from Exhibit 4.10(a) to Amendment No. 1 to the Company's Form S-1 (File No. 333-168105) filed August 25, 2010).
4.10(b)
First Amendment to the Credit Agreement, dated April 17, 2009 among AMC Entertainment Holdings, Inc. and the Lenders party thereto (Incorporated by reference from Exhibit 4.10(b) to Amendment No. 1 to the Company's Form S-1 (File No. 333-168105) filed August 25, 2010).
†4.11	Form of Certificate of Common Stock.
†5.1	Opinion of O'Melveny & Myers LLP.
10.1
Consent Decree, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of Washington (incorporated by reference from Exhibit 10.1 to AMCE's Form 8-K (File No. 1-8747) filed on December 27, 2005).
10.2
Hold Separate Stipulation and Order, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of Washington (incorporated by reference from Exhibit 10.2 to AMCE's Form 8-K (File No. 1-8747) filed on December 27, 2005).
10.3
Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the Antitrust Division of the United States Department of Justice (incorporated by reference from Exhibit 10.3 to AMCE's Form 8-K (File No. 1-8747) filed on December 27, 2005).
10.4
Hold Separate Stipulation and Order, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings and the Antitrust Division of the United States Department of Justice (incorporated by reference from Exhibit 10.4 to AMCE's Form 8-K (File No. 1-8747) filed on December 27, 2005).
10.5
District of Columbia Final Judgment, dated December 21, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the District of Columbia (incorporated by reference from Exhibit 10.5 to AMCE's Form 8-K (File No. 1-8747) filed on December 27, 2005).

EXHIBIT NUMBER	DESCRIPTION
10.6	Stipulation for Entry into Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of California (incorporated by reference from Exhibit 10.6 to AMCE's Form 8-K (File No. 1-8747) filed on December 27, 2005).
10.7
Stipulated Final Judgment, dated December 20, 2005, by and among Marquee Holdings Inc., LCE Holdings, Inc. and the State of California (incorporated by reference from Exhibit 10.7 to AMCE's Form 8-K (File No. 1-8747) filed on December 27, 2005).
†10.8	Form of amended and restated Stockholders Agreement of AMC Entertainment Holdings, Inc., among AMC Entertainment Holdings, Inc. and the stockholders of AMC Entertainment Holdings, Inc. party thereto.
†10.9
Form of amended and restated Management Stockholders Agreement of AMC Entertainment Holdings, Inc. among AMC Entertainment Holdings, Inc. and the stockholders of AMC Entertainment Holdings, Inc. party thereto.
10.10
Continuing Service Agreement, dated January 26, 2006, among AMC Entertainment Inc. (as successor to Loews Cineplex Entertainment Corporation) and Travis Reid, and, solely for the purposes of its repurchase obligations under Section 7 thereto, Marquee Holding Inc. (incorporated by reference from Exhibit 10.1 to AMCE's Form 8-K (File No. 1-8747) filed on January 31, 2006).
10.11
Non-Qualified Stock Option Agreement, dated January 26, 2006, between Marquee Holdings Inc. and Travis Reid (incorporated by reference from Exhibit 10.2 to AMCE's Form 8-K (File No. 1-8747) filed on January 31, 2006).
10.12
Fee Agreement, dated June 11, 2007, by and among AMC Entertainment Holdings, Inc., Marquee Holdings Inc., AMC Entertainment Inc., J.P. Morgan Partners (BHCA), L.P., Apollo Management V, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V(A), L.P., Apollo Netherlands Partners V(B), L.P., Apollo German Partners V GmbH & Co KG, Bain Capital Partners, LLC, TC Group, L.L.C., a Delaware limited liability company and Applegate and Collatos, Inc. (incorporated by reference from Exhibit 10.7 to AMCE's Form 8-K (File No. 1-8747) filed on June 13, 2007).
10.13
American Multi-Cinema, Inc. Savings Plan, a defined contribution 401(k) plan, restated January 1, 1989, as amended (incorporated by reference from Exhibit 10.6 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
10.14(a)
Defined Benefit Retirement Income Plan for Certain Employees of American Multi-Cinema, Inc., as Amended and Restated, effective December 31, 2006, and as Frozen, effective December 31, 2006 (incorporated by reference from Exhibit 10.15(a) to AMCE's Form 10-K (File No. 1-8747) filed June 15, 2007).
10.14(b)
American Multi-Cinema, Inc. Supplemental Executive Retirement Plan, as Amended and Restated, generally effective January 1, 2006, and as Frozen, effective December 31, 2006 (incorporated by reference from Exhibit 10.15(b) to AMCE's Form 10-K (File No. 1-8747) filed June 15, 2007).
10.15	Division Operations Incentive Program (Incorporated by reference from Exhibit 10.15 to AMCE's Form S-1 (File No. 33-48586) filed June 12, 1992, as amended).
10.16
Summary of American Multi-Cinema, Inc. Executive Incentive Program (Incorporated by reference from Exhibit 10.36 to AMCE's Registration Statement on Form S-2 (File No. 33-51693) filed December 23, 1993).

EXHIBIT NUMBER	DESCRIPTION
10.17	American Multi-Cinema, Inc. Retirement Enhancement Plan, as Amended and Restated, effective January 1, 2006, and as Frozen, effective December 31, 2006 (Incorporated by reference from Exhibit 10.19 to the Company's Form S-1 (File No. 333-139249) filed April 12, 2007, as amended).
10.18
AMC Non-Qualified Deferred Compensation Plan, as Amended and Restated, effective January 1, 2005 (Incorporated by reference from Exhibit 10.21 to the Company's Form S-1 (File No. 333-139249) filed April 12, 2007, as amended).
10.19	American Multi-Cinema, Inc. Executive Savings Plan (Incorporated by reference from Exhibit 10.28 to AMCE's Registration Statement on Form S-4 (File No. 333-25755) filed April 24, 1997).
10.20
Agreement of Sale and Purchase dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (Incorporated by reference from Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
10.21
Option Agreement dated November 21, 1997 among American Multi-Cinema, Inc. and AMC Realty, Inc., as Seller, and Entertainment Properties Trust, as Purchaser (Incorporated by reference from Exhibit 10.2 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997).
10.22
Right to Purchase Agreement dated November 21, 1997, between AMC Entertainment Inc., as Grantor, and Entertainment Properties Trust as Offeree (Incorporated by reference from Exhibit 10.3 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997.)
10.23
Lease dated November 21, 1997 between Entertainment Properties Trust, as Landlord, and American Multi-Cinema, Inc., as Tenant (Incorporated by reference from Exhibit 10.4 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997). (Similar leases have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30, Studio 29 (Olathe), Hamilton 24, Deer Valley 30, Mesa Grand 24 and Burbank 16.
10.24
Guaranty of Lease dated November 21, 1997 between AMC Entertainment Inc., as Guarantor, and Entertainment Properties Trust, as Owner (Incorporated by reference from Exhibit 10.5 of the Company's Current Report on Form 8-K (File No. 1-8747) filed December 9, 1997, (Similar guaranties have been entered into with respect to the following theatres: Mission Valley 20, Promenade 16, Ontario Mills 30, Lennox 24, West Olive 16, Studio 30 (Houston), Huebner Oaks 24, First Colony 24, Oak View 24, Leawood Town Center 20, South Barrington 30, Gulf Pointe 30, Cantera 30, Mesquite 30, Hampton Town Center 24, Palm Promenade 24, Westminster Promenade 24, Hoffman Center 22, Elmwood Palace 20, Westbank Palace 16, Clearview Palace 12, Hammond Palace 10, Houma Palace 10, Livonia 20, Forum 30, Studio 29 (Olathe), Hamilton 24, Deer Valley 30, Mesa Grand 24 and Burbank 16.
10.30
Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and John D. McDonald which commenced July 1, 2001. (Incorporated by Reference from Exhibit 10.29 to Amendment No. 1 to the Company's Form 10-K (File No. 1-8747) for the year ended March 29, 2001).

EXHIBIT NUMBER	DESCRIPTION
10.31	Employment agreement between AMC Entertainment Inc., American Multi-Cinema, Inc. and Craig R. Ramsey which commenced on July 1, 2001. (Incorporated by Reference from Exhibit 10.36 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 27, 2002).
10.32
Investment Agreement entered into April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P. (Incorporated by reference from Exhibit 4.7 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
10.33
Standstill Agreement by and among AMC Entertainment Inc., and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P. and Apollo Management V, L.P., dated as of April 19, 2001. (Incorporated by reference from Exhibit 4.8 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
10.34
Registration Rights Agreement dated April 19, 2001 by and among AMC Entertainment Inc. and Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P. (Incorporated by reference from Exhibit 4.9 to the Company's Form 8-K (File No. 1-8747) filed on April 20, 2001).
10.35
Securities Purchase Agreement dated June 29, 2001 by and among Apollo Investment Fund IV, L.P., Apollo Overseas Partners IV, L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Management IV, L.P., Apollo Management V, L.P., AMC Entertainment Inc., Sandler Capital Partners V, L.P., Sandler Capital Partners V FTE, L.P. and Sandler Capital Partners V Germany, L.P. (Incorporated by reference from Exhibit 4.6 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended June 28, 2001).
10.36
Form of Indemnification Agreement dated September 18, 2003 between the Company and Peter C. Brown, Charles S. Sosland, Charles J. Egan, Jr., Michael N. Garin, Marc J. Rowan, Paul E. Vardeman, Leon D. Black and Laurence M. Berg (incorporated by reference from Exhibit 10.1 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended January 1, 2004).
10.37	2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.2 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
10.40
Description of 2004 Grant under the 2003 AMC Entertainment Inc. Long-Term Incentive Plan (incorporated by reference from Exhibit 10.3 to the Company's Form 10-Q (File No. 1-8747) for the quarter ended October 2, 2003).
10.41(a)	AMC Entertainment Holdings, Inc. Amended and Restated 2004 Stock Option Plan (incorporated by reference from Exhibit 10.9 to the Company's Form 8-K filed on June 13, 2007).
10.41(b)	Form of Non-Qualified Stock Option Agreement (incorporated by reference from Exhibit 10.32(b) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.41(c)	Form of Incentive Stock Option Agreement (incorporated by reference from Exhibit 10.32(c) to AMCE's Registration Statement on Form S-4 (File No. 333-122376) filed on January 28, 2005).
10.42(a)	AMC Entertainment Holdings, Inc. 2010 Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (File No. 1-8747) filed on July 14, 2010).

EXHIBIT NUMBER	DESCRIPTION
10.42(b)	Form of Non-Qualified Stock Option Award Agreement (incorporated by reference from Exhibit 10.2 to the Company's Form 8-K (File No. 1-8747) filed on July 14, 2010).
10.42(c)	Form of Restricted Stock Award Agreement (Time Vesting) (incorporated by reference from Exhibit 10.3 to the Company's Form 8-K (File No. 1-8747) filed on July 14, 2010).
10.42(d)	Form of Restricted Stock Award Agreement (Performance Vesting) (incorporated by reference from Exhibit 10.4 to the Company's Form 8-K (File No. 1-8747) filed on July 14, 2010).
10.43
Contribution and Unit Holders Agreement, dated as of March 29, 2005, among National Cinema Network, Inc., Regal CineMedia Corporation and National CineMedia, LLC (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed April 4, 2005).
10.44
Exhibitor Services Agreement, dated February 13, 2007 between National CineMedia, LLC and American Multi-Cinema, Inc. (filed as Exhibit 10.2 to the Current Report on Form 8-K (File No. 001-33296) of National CineMedia, Inc., filed on February 16, 2007, and incorporated herein by reference).
10.45
First Amended and Restated Loews Screen Integration Agreement, dated February 13, 2007 between National CineMedia, LLC and American Multi-Cinema, Inc. (filed as Exhibit 10.8 to the Current Report on Form 8-K (File No. 001-33296) of National CineMedia, Inc., filed on February 16, 2007, and incorporated herein by reference).
10.46
Third Amended and Restated Limited Liability Company Operating Agreement, dated February 13, 2007 between American Multi-Cinema, Inc., Cinemark Media, Inc., Regal CineMedia Holdings, LLC and National CineMedia, Inc. (incorporated by reference from Exhibit 10.3 to the Company's Form 8-K filed February 20, 2007).
10.47
Amendment No. 1 to Credit Agreement, dated as of February 14, 2007, between AMC Entertainment Inc., and Citicorp North America, as Administrative Agent (incorporated by reference from Exhibit 10.4 to the Company's Form 8-K filed February 20, 2007).
10.48
Amendment No. 2 to Credit Agreement, dated as of March 13, 2007, between AMC Entertainment Inc., and Citicorp North America, as Administrative Agent (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K filed March 15, 2007).
10.49
Voting and Irrevocable Proxy Agreement, dated June 11, 2007, among AMC Entertainment Holdings, Inc., Carlyle Partners III Loews, L.P., CP III Coinvestment, L.P., Bain Capital Holdings (Loews) I, L.P., Bain Capital AIV (Loews) II, L.P., Spectrum Equity Investors IV, L.P., Spectrum Equity Investors Parallel IV, L.P. and Spectrum IV Investment Managers' Fund, L.P. (incorporated by reference from Exhibit 10.6 to the Company's Form 8-K (File No. 333-122636) filed on June 13, 2007)

EXHIBIT NUMBER	DESCRIPTION
10.50	Voting and Irrevocable Proxy Agreement, dated June 11, 2007, among AMC Entertainment Holdings, Inc., J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Selldown) II, L.P., JPMP Global Fund/AMC/Selldown II, L.P., J.P. Morgan Partners Global Investors (Selldown) II-C, L.P., AMCE (Ginger), L.P., AMCE (Luke), L.P., AMCE (Scarlett), L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V(A), L.P., Apollo Netherlands Partners V(B), L.P., Apollo German Partners V GmbH & Co KG and other co-investors. (incorporated by reference from Exhibit 10.5 to the Company's Form 8-K (File No. 333-122636) filed on June 13, 2007)
10.53
Employment Agreement, dated as of November 6, 2002, by and among Kevin M. Connor, AMC Entertainment Inc. and American Multi-Cinema, Inc. (incorporated by reference from Exhibit 10.49 to the Company's Form 10-K (File No. 1-8747) filed on June 15, 2007).
10.54
Voting and Irrevocable Proxy Agreement, dated June 11, 2007, among AMC Entertainment Holdings, Inc., Carlyle Partners III Loews, L.P., CP III Coinvestment, L.P., Bain Capital Holdings (Loews) I, L.P., Bain Capital AIV (Loews) II, L.P., Spectrum Equity Investors IV, L.P., Spectrum Equity Investors Parallel IV, L.P. and Spectrum IV Investment Managers' Fund, L.P. (incorporated by reference from Exhibit 10.6 to the Company's 8-K (File No. 1-8747) filed on June 13, 2007).
10.55
Voting and Irrevocable Proxy Agreement, dated June 11, 2007, among AMC Entertainment Holdings, Inc., J.P. Morgan Partners (BHCA), L.P., J.P. Morgan Partners Global Investors, L.P., J.P. Morgan Partners Global Investors (Cayman), L.P., J.P. Morgan Partners Global Investors (Cayman) II, L.P., J.P. Morgan Partners Global Investors (Selldown), L.P., J.P. Morgan Partners Global Investors (Selldown) II, L.P., JPMP Global Fund/AMC/Selldown II, L.P., J.P. Morgan Partners Global Investors (Selldown) II-C, L.P., AMCE (Ginger), L.P., AMCE (Luke), L.P., AMCE (Scarlett), L.P., Apollo Investment Fund V, L.P., Apollo Overseas Partners V, L.P., Apollo Netherlands Partners V(A), L.P., Apollo Netherlands Partners V(B), L.P., Apollo German Partners V GmbH & Co KG and other co-investors. (incorporated by reference from Exhibit 10.5 to the Company's 8-K (File No. 1-8747) filed on June 13, 2007).
10.56
Employment Agreement, dated as of July 1, 2001 by and among Mark A. McDonald, AMC Entertainment Inc. and American Multi-Cinema, Inc. (incorporated by reference from Exhibit 10.48 to the Company's Form 10-K (File No. 1-8747) filed on June 18, 2008)
10.57
Amendment to Stock Purchase Agreement dated as of November 5, 2008 among Entretenimiento GM de Mexico S.A. de C.V., as Buyer, and AMC Netherlands HoldCo B.V., LCE Mexican Holdings, Inc., and AMC Europe S.A., as sellers (incorporated by reference from Exhibit 10.2 to the Company's Form 8-K (File No. 1-33344) filed January 5, 2009).
10.58
Stock Purchase Agreement dated as of November 5, 2008 among Entretenimiento GM de Mexico S.A. de C.V., as Buyer, and AMC Netherlands HoldCo B.V., LCE Mexican Holdings, Inc., and AMC Europe S.A., as sellers (filed as Exhibit 10.1 to the Company's Form 10-Q (File No. 1-33344) filed on November 17, 2008).
10.59
Amendment to Exhibitor Services Agreement dated as of November 5, 2008, by and between National CineMedia, LLC and American Multi-Cinema, Inc. (filed as Exhibit 10.1 to the Current Report on Form 8-K (File No. 001-33296) of National CineMedia, Inc., filed on February 6, 2008, and incorporated herein by reference)

EXHIBIT NUMBER	DESCRIPTION
10.60	Separation and General Release Agreement, dated as of February 23, 2009, by and between Peter C. Brown, AMC Entertainment Holdings, Inc., Marquee Holdings Inc. and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.1 to the Company's Form 8-K (File No. 1-33344) filed on February 25, 2009)
10.61
Employment Agreement, dated as of February 23, 2009, by and between Gerardo I. Lopez and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.2 to the Company's Form 8-K (File No. 1-33344) filed on February 25, 2009)
10.62
Employment Agreement, dated as of April 17, 2009, by and between Robert J. Lenihan and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.62 to the Company's Form 10-K (File No. 1-33344) filed on June 15, 2010)
10.63
Employment Agreement, dated as of July 1, 2001, by and between Samuel D. Gourley and AMC Entertainment Inc. (incorporated by reference from Exhibit 10.63 to the Company's Form 10-K (File No. 1-33344) filed on June 15, 2010)
14	Code of Ethics (incorporated by reference from Exhibit 14 to AMCE's Form 10-K filed on June 23, 2004).
*21	Subsidiaries of AMC Entertainment Holdings, Inc.
*23.1	Consent of PricewaterhouseCoopers LLP as to AMC Entertainment Holdings, Inc.'s financial statements.
*23.2	Consent of KPMG LLP, Independent Registered Public Accounting Firm, as to AMC Entertainment Holdings, Inc.'s consolidated financial statements as of and for the year ended April 1, 2010.
*23.3	Consent of Deloitte & Touche LLP as to National CineMedia, LLC's financial statements.
*23.4	Consent of Deloitte & Touche LLP as to Kerasotes Showplace Theatres, LLC's financial statements.
†23.5	Consent of O'Melveny & Myers LLP (included in Exhibit 5.1).
*24	Powers of Attorney (included on signature pages of this Registration Statement).

*
Filed herewith.

†
To be filed by amendment.